Form 10KSB40, Exhibit 13
period 1997-06-30
ASB FINANCIAL CORP /OH
filed 1997-09-29
CIK 944304

                                                                    Exhibit 13

                           [Cover of Annual Report]


[On the far left side of the cover, there is an inch strip of marbleized blue]



                [Logo of ASB Financial Corp. appears in blue]








                                    ANNUAL
                                     1997
                                    REPORT

To our shareholders and valued customers:

         Several significant developments distinguish the 1997 fiscal year of ASB Financial Corp. In December 1996, we distributed $5.00 per share to our shareholders in a special capital distribution, enabling us to reduce ASB's excess capital position by $8.6 million to help ASB achieve a better return on equity and enhance the value of your investment.

         Despite having paid the $8.6 million capital distribution, ASB's asset size was not significantly diminished. Total assets were $112.5 million at June 30, 1997, a reduction of only $453,000 from June 30, 1996. Deposits increased approximately $6.4 million during the year, offsetting the reduction in shareholders' equity attributable to the capital distribution. ASB used these new funds to originate loans, as a result of which loans receivable increased $5.7 million.

         The entire thrift industry was affected by legislation enacted in September 1996 to fully capitalize the Savings Association Insurance Fund. American Savings Bank, fsb, our SAIF-insured subsidiary, paid a special assessment to the Federal Deposit Insurance Corporation in the first quarter of the 1997 fiscal year of $551,000. Although this one-time assessment adversely affected net earnings for 1997, which declined $444,000 compared to the 1996 fiscal year, our annual federal deposit insurance premiums have been significantly reduced which should favorably impact earnings in the 1998 fiscal year.

         As we look ahead to 1998, this will be the last annual report in which I address you as President of ASB. I have informed the Board of Directors that I plan to retire from my positions as President and Chief Executive Officer of ASB and American Savings in January 1998. I will continue to serve ASB and American Savings as Chairman of the Board, but the offices of President and Chief Executive Officer of ASB and American Savings will pass into the capable and experienced hands of Robert M. Smith. With over 30 years of service to American Savings, Bob has played a major role in our growth and prosperity, and we are fortunate to have someone of his caliber to guide ASB and American Savings into the 21st century.

         I would like to express my deepest gratitude to my colleagues on the board and the staff of ASB and American Savings for the support and friendship they have given me over the years. The many milestones and accomplishments that mark the years I have spent here would not have been possible without their wisdom and talents. I also thank our customers for giving us the privilege of serving your banking needs. Finally, I would like to thank our shareholders for your support. The confidence you have placed in us through your investment in ASB is very gratifying.

Very truly yours,



Gerald R. Jenkins

                      THIS PAGE LEFT BLANK INTENTIONALLY.

                         BUSINESS OF ASB FINANCIAL CORP.



ASB Financial Corp. ("ASB"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of American Savings Bank, fsb ("American"), a savings bank chartered under the laws of the United States. In May 1995, ASB acquired all of the common shares issued by American upon its conversion from a mutual savings association to a stock savings association (the "Conversion"). ASB's business activities have been limited primarily to holding the common shares of American.

Serving the Portsmouth, Ohio, area since 1892, American conducts business from its office in Portsmouth, Ohio. The principal business of American is the origination of loans secured by one- to four-family residential real estate located in American's primary market area, which consists of the City of Portsmouth and contiguous areas of Scioto County, Ohio. American also originates loans secured by multifamily residences (over four units) and nonresidential real estate and purchases interests in loans originated by other lenders secured by multifamily real estate and nonresidential real estate outside of American's primary market area. In addition to real estate lending, American invests in mortgage-backed securities, U.S. Government and agency obligations and other investments permitted by applicable law. Funds for lending and other investment activities are obtained primarily from savings deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC") in the Savings Association Insurance Fund (the "SAIF").

As a savings and loan holding company, ASB is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings bank chartered under the laws of the United States, American is subject to regulation, supervision and examination by the OTS and the FDIC. American is also a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati.

ASB's office is located at 503 Chillicothe Street, Portsmouth, Ohio 45662.


                              MARKET PRICE OF ASB'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS


There were 1,721,412 common shares of ASB outstanding on September 5, 1997, held of record by approximately 1,034 shareholders. Price information with respect to ASB's common shares is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "ASBP."

The table below sets forth the high and low bid prices for the common shares of ASB, together with the dividends declared per share, for each quarter of fiscal 1997 and 1996. Price quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                                                       Cash dividends
                                              High bid       Low bid      declared
                                              --------       -------      --------
FISCAL 1996
   Quarter ended:
     September 30, 1995                        $ 14.00       $ 11.50       $  .075
     December 31, 1995                           16.75         13.50          .075
     March 31, 1996                              16.50         15.25          .075
     June 30, 1996                               16.00         14.00          .100

FISCAL 1997
   Quarter ended:
     September 30, 1996                         14.375        13.875          .100
     December 31, 1996 (1)                      18.000        14.25           .100
     March 31, 1997                             12.750        11.500          .100
     June 30, 1997                              11.75         11.75           .100

----------
(1) Additionally, in December 1996, ASB paid a $5.00 cash per share return of capital distribution.

Dividends are subject to determination and declaration by the Board of Directors of ASB, which takes into account ASB's financial condition, results of operations, tax considerations, industry standards, economic conditions, regulatory restrictions and other factors which affect the payment of dividends.

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA


The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding ASB at the dates and for the periods indicated. Information prior to the fiscal year ended June 30, 1995, the year in which the Conversion was completed, is for American only.

SELECTED CONSOLIDATED FINANCIAL                                            At June 30,
   CONDITION DATA:                                    ----------------------------------------------------
                                                      1997        1996        1995        1994        1993
                                                      ----        ----        ----        ----        ----
                                                                         (In thousands)
Total amount of:
  Assets                                            $112,469    $112,922    $106,861    $ 93,931    $ 91,336
  Cash and cash equivalents (1)                        3,850       3,836       5,926       5,969       7,198
  Certificates of deposit in other
    financial institutions                             4,258       6,702       9,301       8,324       7,170
  Investment securities available for
    sale - at market                                  18,660      19,284       1,768          --          --
  Investment securities - at amortized cost               --          --      14,107       8,978       6,373
  Mortgage-backed securities available
    for sale - at market                               8,560      10,728       2,300          --          --
  Mortgage-backed securities - at amortized cost
                                                          --          --       7,835       8,224       7,218
  Loans receivable - net                              74,136      68,455      62,153      59,304      60,544
  Real estate acquired through
    foreclosure - net                                     --         663         525          --         561
  Deposits                                            89,752      83,395      78,888      82,514      81,404
  Advances from the FHLB                               2,884       2,413         442         469         496
  Shareholders' equity, restricted (2) (3)            17,701      25,613      26,058       9,740       8,950

----------
(1) Consists of cash and due from banks and interest-bearing deposits in other financial institutions.

(2) Consists solely of retained earnings at June 30, 1993 and 1994.

(3) At June 30, 1997, 1996 and 1995, shareholders' equity includes $412,000, $124,000 and $272,000, respectively, of unrealized gains on securities designated as available for sale, net of related tax effects, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115.

SELECTED CONSOLIDATED OPERATING                                  For the year ended June 30,
    DATA:                                            --------------------------------------------------
                                                      1997       1996       1995       1994       1993
                                                     ------     ------     ------     ------     ------
                                                           (In thousands, except per share data)

Interest income                                      $8,393     $8,173     $7,012     $6,637     $7,058
Interest expense                                      4,686      4,310      3,893      3,307      3,712
                                                     ------     ------     ------     ------     ------
Net interest income                                   3,707      3,863      3,119      3,330      3,346
Provision for losses on loans                            28         --         10        749        272
                                                     ------     ------     ------     ------     ------
Net interest income after provision for losses
   on loans                                           3,679      3,863      3,109      2,581      3,074
Other income                                            364        195        143        451        134
General, administrative and other expense
                                                      3,054      2,373      1,726      2,044      1,407
                                                     ------     ------     ------     ------     ------
Earnings before income taxes                            989      1,685      1,526        988      1,801
Federal income taxes                                    322        574        518        199        609
                                                     ------     ------     ------     ------     ------
Net earnings                                         $  667     $1,111     $1,008     $  789     $1,192
                                                     ======     ======     ======     ======     ======

Earnings per share (1)                               $  .42     $  .69        N/A        N/A        N/A
                                                     ======     ======

                                                              At or for the year ended June 30,
                                                     --------------------------------------------------
SELECTED FINANCIAL RATIOS:                            1997       1996       1995       1994       1993
                                                     ------     ------     ------     ------     ------
Return on average assets                                .59%      1.01%      1.00%       .85%      1.35%
Return on average equity                               3.15       4.30       9.38       8.44      14.27
Equity to total assets at end of period               15.74      22.68      24.38      10.37       9.80
Average interest-earning assets to average
 interest-bearing liabilities                        122.77     127.55     111.19     109.30     108.70
Average interest rate spread during period
                                                       2.41       2.55       2.83       3.38       3.51
Net interest margin                                    3.39       3.69       3.29       3.72       3.89
Net interest income to general, administrative
 and other expense                                   121.38     162.79     180.71     162.92     237.81
General, administrative and other expense to
 average total assets                                  2.70       2.16       1.72       2.21       1.60
Nonperforming assets to total
 assets                                                1.02       1.61       2.30       3.10       2.56
Allowance for loan losses to nonperforming
 loans                                                71.62      76.34      46.29      38.28      25.75

----------
(1) Earnings per share is based upon 1,591,703 and 1,602,200 weighted-average shares outstanding for the fiscal years ended June 30, 1997 and 1996, respectively. Earnings per share is not applicable to the fiscal years ended June 30, 1993 through 1995, inclusive, as ASB did not issue stock prior to April 1995.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                     GENERAL


ASB was incorporated for the purpose of owning all of American's outstanding common shares. As a result, the discussion and analysis that follows focuses primarily on the financial condition and results of operations of American. The following discussion and analysis of the consolidated financial condition and results of operations of ASB and American should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, presented in this Annual Report.


                         CHANGES IN FINANCIAL CONDITION


ASB's total assets amounted to $112.5 million at June 30, 1997, a decrease of $453,000, or .4%, from 1996 levels. The decrease in total assets resulted primarily from a $5.00 cash per share, or $8.6 million, return of capital distribution, which was partially offset by a $6.4 million increase in deposits, a $471,000 increase in FHLB advances and a $500,000 increase in other borrowed money.

Cash, interest-bearing deposits and certificates of deposit in other financial institutions totaled $8.1 million at June 30, 1997, a decline of $2.4 million, or 23.1%, from 1996 levels. Investment securities totaled $18.7 million at June 30, 1997, a decrease of $624,000, or 3.2%, over the balance at June 30, 1996. During fiscal 1997, management purchased $7.1 million of investment securities, primarily intermediate and long-term U.S. Government agency securities. Such purchases were offset by maturities and sales totaling $8.2 million. Mortgage-backed securities decreased by $2.2 million, or 20.2%, due primarily to principal repayments of $2.1 million. The overall decline in investments and liquid assets reflects management's use of these funds to finance the return of capital distribution.

Loans receivable increased by $5.7 million, or 8.3%, to a total of $74.1 million at June 30, 1997, compared to $68.5 million at June 30, 1996. Loan disbursements of $22.5 million and purchases of $773,000 exceeded principal repayments of $17.7 million during fiscal 1997. Growth in loans secured by residential real estate totaled $243,000, or .4%, while growth in the nonresidential real estate and consumer loan portfolios amounted to $2.1 million and $2.7 million, respectively.

At June 30, 1997, American's allowance for loan losses totaled $820,000, representing 1.1% of total loans and 71.6% of nonperforming loans. At June 30, 1996, the allowance for loan losses totaled $884,000, or 1.2% of total loans and 76.3% of nonperforming loans.

Deposits increased by $6.4 million, or 7.6%, during fiscal 1997 to a total of $89.8 million at June 30, 1997. The increase resulted primarily from management's continuing efforts to maintain growth in deposits through marketing and pricing strategies.

Borrowings increased by $971,000, or 40.2%, during fiscal 1997, compared to fiscal 1996.

Shareholders' equity totaled $17.7 million at June 30, 1997, a decrease of $7.9 million, or 30.9%, from June 30, 1996 levels. The decrease resulted primarily from the $5.00 per share, or $8.6 million, return of capital distribution paid in December 1996, coupled with regular quarterly dividends of $689,000, which were partially offset by net earnings of $667,000 and a $288,000 increase in unrealized gains on securities designated as available for sale.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996


GENERAL. Net earnings amounted to $667,000 for the fiscal year ended June 30, 1997, a decrease of $444,000, or 40.0%, from the $1.1 million in net earnings recorded in fiscal 1996. The decrease in net earnings resulted primarily from a $551,000 charge recorded as a result of the one-time SAIF recapitalization assessment, coupled with a $130,000 increase in additional general, administrative and other expenses, a $156,000 decrease in net interest income and a $28,000 increase in the provision for losses on loans, which were partially offset by a $169,000 increase in other income and a $252,000 decrease in the provision for federal income taxes.

NET INTEREST INCOME. Total interest income amounted to $8.4 million for the fiscal year ended June 30, 1997, an increase of $220,000, or 2.7%, over fiscal 1996. Interest income on loans totaled $5.9 million in fiscal 1997, an increase of $384,000, or 7.0%. This increase was due primarily to a $5.1 million increase in the weighted-average balance of loans outstanding, which was partially offset by a decrease in yield of six basis points to 8.25% in 1997. Interest income on mortgage-backed securities decreased by $70,000, or 9.3%, as a result of a $1.1 million decrease in the weighted-average balance outstanding in fiscal 1997. Interest income on investment securities and interest-earning assets decreased by $94,000, or 4.9%, due primarily to a 51 basis point decrease in yield to 6.39% in fiscal 1997, which was partially offset by a $778,000 increase in the weighted-average balance outstanding year to year.

Interest expense totaled $4.7 million for the fiscal year ended June 30, 1997, an increase of $376,000, or 8.7%, over the $4.3 million total recorded in fiscal 1996. Interest expense on deposits increased by $252,000, or 5.9%, due primarily to a $5.2 million, or 6.4%, in the weighted-average balance outstanding year to year. Interest expense on borrowings increased by $124,000, or 288.4%, due primarily to a $1.9 million increase in the weighted-average balance outstanding and a 108 basis point increase in the average rate.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $156,000, or 4.0%, to a total of $3.7 million for the fiscal year ended June 30,

1997, compared to $3.9 million in fiscal 1996. The interest rate spread declined by 14 basis points to 2.41% in fiscal 1997 from 2.55% in fiscal 1996, while the net interest margin decreased to 3.39% in 1997 from 3.69% in 1996.

PROVISION FOR LOSSES ON LOANS. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to American's market area, and other factors related to the collectibility of American's loan portfolio. As a result of such analysis, management recorded a $28,000 provision for losses on loans during the fiscal year ended June 30, 1997. The provision was attributable primarily to growth in the nonresidential real estate and consumer loan portfolios. Although management believes that its allowance for loan losses at June 30, 1997, was adequate based on the available facts and circumstances, there can be no assurances that additions to such allowance will not be necessary in future periods, which could adversely affect ASB's results of operations.

The foregoing statement is a "forward-looking" statement within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Factors that could affect the adequacy of the loan loss allowance include, but are not limited to, the following: (1) changes in the national and local economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (2) unforeseen adverse changes in circumstances with respect to certain large loans; (3) decrease in the value of collateral securing consumer loans to amounts less than the outstanding balances of the consumer loans; and (4) determinations by various regulatory agencies that American must recognize additions to its loan loss allowance based on such regulators' judgment of information available to them at the time of their examinations.

OTHER INCOME. Other income totaled $364,000 for the fiscal year ended June 30, 1997, an increase of $169,000, or 86.7%, over the $195,000 recorded in fiscal 1996. The increase resulted primarily from a $104,000 gain on sale of investment securities coupled with a $42,000 increase in rental income received on a parcel of real estate acquired through foreclosure.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense totaled $3.1 million for the fiscal year ended June 30, 1997, an increase of $681,000, or 28.7%, over the $2.4 million total recorded in fiscal 1996. The increase resulted primarily from a $551,000 charge recorded during the year in connection with the SAIF recapitalization, a $131,000, or 10.7%, increase in employee compensation and benefits, an $18,000, or 8.6%, increase in franchise taxes and a $43,000, or 9.4%, increase in other operating expense. The increase in employee compensation and benefits was due primarily to increased costs related to stock benefit plans and normal merit increases. The increase in franchise taxes resulted from ASB's increase in equity capital during fiscal 1996. The increase in other operating expense was due to an increase in expenses related to the return of capital and pro-rata increases in overall operating costs attendant to ASB's growth year to year.

FEDERAL INCOME TAXES. The provision for federal income taxes totaled $322,000 for the fiscal year ended June 30, 1997, a decrease of $252,000, or 43.9%, from the $574,000 recorded in fiscal 1996. The decrease was due primarily to a $696,000, or 41.3%, decrease in pretax earnings year to year. ASB's effective tax rates were 32.6% and 34.1% for the fiscal years ended June 30, 1997 and 1996, respectively.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995


GENERAL. Net earnings amounted to $1.1 million for the fiscal year ended June 30, 1996, an increase of $103,000, or 10.2%, over the $1.0 million in net earnings recorded in fiscal 1995. The increase in net earnings resulted primarily from an increase in net interest income of $744,000, an increase in other income of $52,000 and a decline in the provision for losses on loans of $10,000, which were partially offset by an increase in general, administrative and other expense of $647,000 and an increase in the provision for federal income taxes of $56,000.

NET INTEREST INCOME. Total interest income amounted to $8.2 million for the fiscal year ended June 30, 1996, an increase of $1.2 million, or 16.6%, over fiscal 1995. Interest income on loans totaled $5.5 million in fiscal 1996, an increase of $633,000, or 13.0%. This increase was due primarily to an increase in the weighted-average balance outstanding of $5.8 million and an increase in yield of 25 basis points to 8.31% in 1996. Interest income on mortgage-backed securities increased by $218,000, or 41.0%, as a result of a $2.6 million increase in the weighted-average balance outstanding coupled with a 39 basis point increase in yield to 7.11% in fiscal 1996. Interest income on investment securities and interest-bearing deposits increased by $310,000, or 19.2%, due primarily to an 82 basis point increase in yield to 6.90% in fiscal 1996 coupled with a $1.3 million increase in the weighted-average balance outstanding year to year.

Interest expense totaled $4.3 million for the fiscal year ended June 30, 1996, an increase of $417,000, or 10.7%, over the $3.9 million total recorded in fiscal 1995. Interest expense on deposits increased by $397,000, or 10.3%, due primarily to a 70 basis point increase in the cost of funds to 5.26% in fiscal 1996, which was partially offset by a $3.7 million, or 4.4%, decline in the weighted-average balance outstanding year to year.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $744,000, or 23.9%, to a total of $3.9 million for the fiscal year ended June 30, 1996, as compared to $3.1 million in fiscal 1995. The interest rate spread declined by 28 basis points to 2.55% in fiscal 1996 from 2.83% in fiscal 1995, while the net interest margin increased to 3.69% in 1996 from 3.29% in 1995.

PROVISION FOR LOSSES ON LOANS. Based upon management's overall assessment of the impact of economic conditions as applied to the loan portfolio, as well as the decline in nonperforming loans from $1.9 million to $1.2 million at June 30, 1995 and 1996, respectively, management concluded that the allowance for loan losses was adequate and, as a result, no provision for losses on loans was established during fiscal 1996.

OTHER INCOME. Other income totaled $195,000 for the fiscal year ended June 30, 1996, an increase of $52,000, or 36.4%, over the $143,000 recorded in fiscal 1995. The increase resulted primarily from a $25,000 increase in rental income received on a parcel of real estate acquired through foreclosure and from $13,000 received from the sale of non-deposit investment products under an agency arrangement with Money Concepts, Inc.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense totaled $2.4 million for the fiscal year ended June 30, 1996, an increase of $647,000, or 37.5%, over the $1.7 million recorded in fiscal 1995. The increase resulted primarily from a $374,000, or 43.7%, increase in employee compensation and benefits, a $75,000, or 56.0%, increase in franchise taxes and a $172,000, or 60.1%, increase in other operating expense. The increase in employee compensation and benefits was due primarily to increased costs related to employee stock benefit plans and normal merit increases. The increase in franchise taxes resulted from ASB's increase in equity capital due to the common stock offering. The increase in other operating expense was due to increased costs related to the reporting requirements of a public company, an increase in expenses for real estate acquired through foreclosure and pro-rata increases in operating costs attendant to ASB's growth year to year.

FEDERAL INCOME TAXES. The provision for federal income taxes totaled $574,000 for the fiscal year ended June 30, 1996, an increase of $56,000, or 10.8%, over the $518,000 recorded in fiscal 1995. The increase was due primarily to a $159,000, or 10.4%, increase in pretax earnings year to year. ASB's effective tax rates were 34.1% and 33.9% for the fiscal years ended June 30, 1996 and 1995, respectively.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA


The following table sets forth ASB's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from average monthly balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

                                                                        Year ended June 30,
                                 ------------------------------------------------------------------------------------------------
                                               1997                            1996                              1995
                                 ------------------------------   ------------------------------   ------------------------------
                                 Average     Interest             Average     Interest             Average     Interest
                               outstanding    earned/   Yield/  outstanding    earned/   Yield/  outstanding    earned/   Yield/
                                 balance       paid      rate     balance       paid      rate     balance       paid      rate
                                 --------    --------  --------   --------    --------  --------   --------    --------  --------
                                                                      (Dollars in thousands)
Interest-earning assets:
   Loans receivable              $ 71,260    $  5,882      8.25%  $ 66,152    $  5,498      8.31%  $ 60,395    $  4,865      8.06%
   Mortgage-backed
     securities                     9,487         680      7.17     10,555         750      7.11      7,913         532      6.72
   Investment securities
     and other
     interest-earning
     assets                        28,664       1,831      6.39     27,886       1,925      6.90     26,553       1,615      6.08
                                 --------    --------  --------   --------    --------  --------   --------    --------  --------


   Total interest-earning
     assets                       109,411       8,393      7.67    104,593       8,173      7.81     94,861       7,012      7.39

Non-interest-earning assets         3,662                            5,332                            5,027
                                 --------                         --------                         --------


   Total assets                  $113,073                         $109,925                         $ 99,888
                                 ========                         ========                         ========

Interest-bearing liabilities:
  Deposits                       $ 86,296       4,519      5.24   $ 81,114       4,267      5.26   $ 84,858       3,870      4.56
  Borrowings                        2,822         167      5.92        889          43      4.84        457          23      5.03
                                 --------    --------  --------   --------    --------  --------   --------    --------  --------

  Total interest-bearing
     liabilities                   89,118       4,686      5.26     82,003       4,310      5.26     85,315       3,893      4.56
                                             --------  --------               --------  --------    --------   --------  --------

Non-interest-bearing
     liabilities                    2,752                            2,086                            3,826
                                 --------                         --------                         --------

  Total liabilities                91,870                           84,089                           89,141

  Shareholders' equity             21,203                           25,836                           10,747
                                 --------                         --------                         --------

  Total liabilities and
    shareholders' equity         $113,073                         $109,925                         $ 99,888
                                 ========                         ========                         ========

  Net interest income                        $  3,707                         $  3,863                         $  3,119
                                             ========                         ========                         ========

  Interest rate spread                                     2.41%                            2.55%                            2.83%
                                                       ========                         ========                         ========

  Net interest margin                                      3.39%                            3.69%                            3.29%
                                                       ========                         ========                         ========

  Average interest-earning
   assets to interest-bearing
   liabilities                                           122.77%                          127.55%                          111.19%
                                                       ========                         ========                         ========

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected ASB's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                          For the year ended June 30,
                                         -------------------------------------------------------------
                                                 1997 vs. 1996                    1996 vs. 1995
                                         ----------------------------     ----------------------------
                                             Increase                         Increase
                                            (decrease)                       (decrease)
                                              due to                           due to
                                         -----------------                -----------------
                                         Volume      Rate      Total      Volume      Rate      Total
                                         ------     ------     ------     ------     ------     ------
                                                                 (In thousands)
Interest-earning assets:
   Loans receivable                      $  424     $  (40)    $  384     $  478     $  155     $  633
   Mortgage-backed securities               (76)         6        (70)       186         32        218
   Investment securities and
     interest-earning assets                 53       (147)       (94)        84        226        310
                                         ------     ------     ------     ------     ------     ------

       Total interest-earning assets        401       (181)       220        748        413      1,161
                                         ------     ------     ------     ------     ------     ------

   Interest-bearing liabilities:
     Deposits                               270        (18)       252       (177)       574        397
     Borrowings                             112         12        124         21         (1)        20
                                         ------     ------     ------     ------     ------     ------

   Total interest-bearing liabilities       382         (6)       376       (156)       573        417
                                         ------     ------     ------     ------     ------     ------

   Increase (decrease) in net
     interest income                     $   19     $ (175)    $ (156)    $  904     $ (160)    $  744
                                         ======     ======     ======     ======     ======     ======


                         ASSET AND LIABILITY MANAGEMENT


American's interest rate spread is the principal determinant of American's income. The interest rate spread, and therefore net interest income, can vary considerably over time because asset and liability repricing do not coincide. Moreover, the long-term and cumulative effect of interest rate changes can be substantial. Interest rate risk is defined as the sensitivity of an institution's earnings and net asset values to changes in interest rates. The management and Board of Directors attempt to manage American's exposure to interest rate risk in a manner to maintain the projected four-quarter percentage change in net interest income and the projected change in the market value of portfolio equity within limits established by the Board of Directors, assuming a permanent and instantaneous parallel shift in interest rates.

As a part of its effort to monitor its interest rate risk, American reviews the reports of the OTS which set forth the application of the "net portfolio value" ("NPV") methodology adopted by the OTS as part of its final rules related to revisions in the risk-based capital regulations, although American is not currently subject to the NPV regulation.

Presented below is an analysis of the interest rate risk of American, at June 30, 1997, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis point movements in market interest rates. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The table also contains the policy limits set by the Board of Directors of American as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and the strong capital position of American.

                                                     At June 30, 1997
                                                 ------------------------
    Changes in interest rate     Board limit     $ change        % change
         (basis points)           % changes       in NPV          in NPV
         --------------           ---------       ------          ------
                                                  (Dollars in thousands)
              +300                   (40)%       $(6,813)           (42)%
              +200                   (30)         (4,567)           (28)
              +100                   (20)         (2,862)           (14)
                 0                     0               0              0
              -100                    20           1,933             12
              -200                    30           3,322             20
              -300                    40           4,667             29

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

                         LIQUIDITY AND CAPITAL RESOURCES


LIQUIDITY. Liquidity refers to the ability of an institution to generate sufficient cash to fund current loan demand, meet deposit withdrawals and pay operating expenses. Liquidity is influenced by financial market conditions, fluctuations in interest rates, general economic conditions and regulatory requirements. Liquidity is a result of the operating, investing and financing activities of ASB. These activities on a consolidated basis, are summarized below for the years ended June 30, 1997, 1996, and 1995:

                                                     Year ended June 30,
                                             ----------------------------------
                                               1997         1996         1995
                                             --------     --------     --------
                                                       (In thousands)
Net cash from operating
  activities                                 $  1,113     $  1,286     $  1,413
Net cash from investing
  activities                                      723       (8,124)     (12,860)
Net cash from financing activities             (1,822)       4,748       11,404
                                             --------     --------     --------
Net change in cash and cash
  equivalents                                      14       (2,090)         (43)
Cash and cash equivalents at the
  beginning of the period                       3,836        5,926        5,969
                                             --------     --------     --------
Cash and cash equivalents at the
  end of the period                          $  3,850     $  3,836     $  5,926
                                             ========     ========     ========

American generally strives to maintain liquidity (defined as cash, interest-bearing deposits and investment securities with terms of less then five years) in a range of 10 to 25% of total assets. OTS regulations require that savings associations maintain an average daily balance of cash, certain time deposits and investments in specified United States Government, state or federal agency obligations equal to a monthly average of not less than 5% of its net withdrawable savings deposits plus borrowings payable in one year or less. Federal regulations also require each association to maintain an average daily balance of short-term liquid assets at a specified percentage, currently 1%, of the total of its net withdrawable savings accounts and borrowings payable in one year or less. Monetary penalties may be imposed upon associations failing to meet liquidity requirements. The eligible liquidity of American, as computed under current regulations, at June 30, 1997, was approximately $10.4 million, or 13.1%, and exceeded the then applicable 5.0% liquidity requirement by approximately $7.6 million, or 8.1%.

At June 30, 1997, American had outstanding commitments of approximately $151,000 to originate loans. Additionally, American was obligated under unused lines of credit totaling $2.0 million. In the opinion of management, all loan commitments had interest rates which equaled or exceeded market interest rates as of June 30, 1997, and will be funded from existing excess liquidity and normal cash flow from operations.

CAPITAL RESOURCES. American is required by OTS regulations to maintain specified minimum amounts of capital. OTS capital standards include a tangible capital requirement, a core capital requirement and a risk-based capital requirement.

The tangible capital requirement requires savings associations to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital of at least 3% of the association's total assets. The OTS has proposed to increase such requirement to 4% or 5%, except for those associations with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of American includes its general allowance for loan losses.

At June 30, 1997, American exceeded all applicable minimum capital requirements. The following table sets forth the amount and percentage level of regulatory capital of American at June 30, 1997, and the amount by which it exceeded minimum requirements:

                                                                                           Excess of regulatory
                                                                                           capital over current
                                  Regulatory capital         Current Requirement                requirement
                                 -------------------        ---------------------          ---------------------
                                 Amount        Ratio        Amount          Ratio          Amount          Ratio
                                 ------        -----        ------          -----          ------          -----
                                                            (Dollars in thousands)
Tangible capital                 $13,321        12.1%        $1,650          1.5%         $11,671          10.6%
Core capital                      13,321        12.1          3,300          3.0           10,021           9.1
Risk-based capital                13,855        26.9          4,123          8.0            9,732          18.9

                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS


In October 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure the compensation cost of all stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that ASB will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25, and, therefore, the disclosure provisions of SFAS No. 123 will have no effect on its consolidated financial condition or results of operations.

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on ASB's consolidated financial position or results of operations.

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which requires companies to present basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share, respectively. Basic earnings per share is computed without including potential common shares. Diluted earnings per share is computed taking into consideration common shares outstanding and potentially dilutive common shares, including options, warrants, convertible securities and contingent stock agreements. SFAS No. 128 is effective for periods ending after December 15, 1997. Early application is not permitted. Based upon the provisions of SFAS No. 128, ASB's basic and diluted earnings per share for the fiscal year ended June 30, 1997, would have been $.42 and $.39, respectively. Basic and diluted earnings per share for the fiscal year ended June 30, 1996, would have been $.69.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires entities presenting a complete set of financial statements to include details of comprehensive income that arise in the reporting period. Comprehensive income consists of net income or loss for the current period and other comprehensive income , expense, gains and losses that bypass the income statement and are reported in a separate component of equity, i.e., unrealized gains and losses on certain investment securities. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 relates solely to disclosure provisions and therefore will not have a material effect on ASB's consolidated financial position or results of operations.

                         REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS AND
                        CONSOLIDATED FINANCIAL STATEMENTS


                                                                            PAGE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                           18

FINANCIAL STATEMENTS

         CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION                      19

         CONSOLIDATED STATEMENTS OF EARNINGS                                 20

         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                     21

         CONSOLIDATED STATEMENTS OF CASH FLOWS                               22

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                          24

                          [GRANT THORNTON LETTERHEAD]


               Report of Independent Certified Public Accountants


Board of Directors
ASB Financial Corp.

We have audited the accompanying consolidated statements of financial condition of ASB Financial Corp. as of June 30, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years ended June 30, 1997, 1996 and 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ASB Financial Corp. as of June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the years ended June 30, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.



/s/ Grant Thornton LLP

Cincinnati, Ohio
August 6, 1997

                               ASB FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                    June 30,

                        (In thousands, except share data)

         ASSETS                                                                       1997           1996
                                                                                    ---------     ---------
Cash and due from banks                                                             $     376     $     411
Interest-bearing deposits in other financial institutions                               3,474         3,425
                                                                                    ---------     ---------
         Cash and cash equivalents                                                      3,850         3,836

Certificates of deposit in other financial institutions                                 4,258         6,702
Investment securities available for sale - at market                                   18,660        19,284
Mortgage-backed securities available for sale - at market                               8,560        10,728
Loans receivable - net                                                                 74,136        68,455
Office premises and equipment - at depreciated cost                                       944           940
Real estate acquired through foreclosure - net                                             --           663
Federal Home Loan Bank stock - at cost                                                    675           667
Accrued interest receivable on loans                                                       95           120
Accrued interest receivable on mortgage-backed securities                                  78           110
Accrued interest receivable on investments and interest-bearing deposits                  356           479
Prepaid expenses and other assets                                                         604           586
Prepaid federal income taxes                                                               62            --
Deferred federal income taxes                                                             191           352
                                                                                    ---------     ---------

         Total assets                                                               $ 112,469     $ 112,922
                                                                                    =========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                            $  89,752     $  83,395
Advances from the Federal Home Loan Bank                                                2,884         2,413
Other borrowed money                                                                      500            --
Advances by borrowers for taxes and insurance                                             169           162
Accrued interest payable                                                                  112           115
Other liabilities                                                                       1,351         1,219
Accrued federal income taxes                                                               --             5
                                                                                    ---------     ---------
         Total liabilities                                                             94,768        87,309

Commitments                                                                                --            --

Shareholders' equity Preferred stock, 1,000,000 shares authorized, no par value;
     no shares issued                                                                      --            --
Common stock, 4,000,000 shares authorized, no par value; 1,721,412 and
     1,713,960 shares issued and outstanding at June 30, 1997 and 1996                     --            --
Additional paid-in capital                                                              8,023        16,496
Retained earnings, restricted                                                          11,187        11,173
Shares acquired by stock benefit plans                                                 (1,921)       (2,180)
Unrealized gains on securities designated as available for sale,
     net of related tax effects                                                           412           124
                                                                                    ---------     ---------
         Total shareholders' equity                                                    17,701        25,613
                                                                                    ---------     ---------

         Total liabilities and shareholders' equity                                 $ 112,469     $ 112,922
                                                                                    =========     =========

                               ASB FINANCIAL CORP.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                           For the year ended June 30,
                        (In thousands, except share data)

                                                             1997       1996        1995
                                                            -------    -------     -------
Interest income
  Loans                                                     $ 5,882    $ 5,498     $ 4,865
  Mortgage-backed securities                                    680        750         532
  Investment securities                                       1,494      1,426         577
  Interest-bearing deposits and other                           337        499       1,038
                                                            -------    -------     -------
         Total interest income                                8,393      8,173       7,012

Interest expense

  Deposits                                                    4,519      4,267       3,870
  Borrowings                                                    167         43          23
                                                            -------    -------     -------
         Total interest expense                               4,686      4,310       3,893
                                                            -------    -------     -------
         Net interest income                                  3,707      3,863       3,119

Provision for losses on loans                                    28         --          10
                                                            -------    -------     -------

         Net interest income after provision
           for losses on loans                                3,679      3,863       3,109

Other income
  Gain on sale of investment securities                         104         --          --
  Other operating                                               260        195         143
                                                            -------    -------     -------
         Total other income                                     364        195         143

General, administrative and other expense
  Employee compensation and benefits                          1,360      1,229         855
  Occupancy and equipment                                       122        120         121
  Federal deposit insurance premiums                            665        188         190
  Franchise taxes                                               227        209         134
  Data processing                                               179        169         140
  Other operating                                               501        458         286
                                                            -------    -------     -------
         Total general, administrative and other expense      3,054      2,373       1,726
                                                            -------    -------     -------
         Earnings before income taxes                           989      1,685       1,526

Federal income taxes
  Current                                                       309        587         391

  Deferred                                                       13        (13)        127
                                                            -------    -------     -------
         Total federal income taxes                             322        574         518
                                                            -------    -------     -------
         NET EARNINGS                                       $   667    $ 1,111     $ 1,008
                                                            =======    =======     =======
         EARNINGS PER SHARE                                 $   .42    $   .69         N/A
                                                            =======    =======     =======

                               ASB FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                For the years ended June 30, 1997, 1996 and 1995
                        (In thousands, except share data)

                                                                                                         UNREALIZED GAINS
                                                                                            SHARES         (LOSSES) ON
                                                                  ADDITIONAL               ACQUIRED         SECURITIES
                                                         COMMON    PAID-IN    RETAINED    BY EMPLOYEE     DESIGNATED AS
                                                          STOCK     CAPITAL   EARNINGS   BENEFIT PLANS  AVAILABLE FOR SALE   TOTAL

Balance at July 1, 1994                                   $  --    $     --    $  9,740     $     --        $     --       $  9,740

Designation of securities as available for sale upon
  adoption of SFAS No. 115                                   --          --          --           --             224            224
Net proceeds from issuance of common stock                   --      16,437          --       (1,270)             --         15,167
Net earnings for the year ended June 30, 1995                --          --       1,008           --              --          1,008
Dividends of $.075 per common share                          --          --        (129)          --              --           (129)
Unrealized gains on securities designated as
  available for sale, net of related tax effects             --          --          --           --              48             48
                                                          -----    --------    --------     --------        --------       --------

Balance at June 30, 1995                                     --      16,437      10,619       (1,270)            272         26,058

Purchase of shares for stock benefit plans                   --          --          --       (1,062)             --         (1,062)
Amortization of expense related to stock benefit plans       --          59          --          152              --            211
Net earnings for the year ended June 30, 1996                --          --       1,111           --              --          1,111
Dividends of $.325 per common share                          --          --        (557)          --              --           (557)
Unrealized losses on securities designated as
  available for sale, net of related tax effects             --          --          --           --            (148)          (148)
                                                          -----    --------    --------     --------        --------       --------

Balance at June 30, 1996                                     --      16,496      11,173       (2,180)            124         25,613

Amortization of expense related to stock benefit plans       --          31          --          259              --            290
Issuance of shares under stock option plan                   --         103          --           --              --            103
Net earnings for the year ended June 30, 1997                --          --         667           --              --            667
Dividends of $5.40 per share                                 --      (8,607)       (653)          --              --         (9,260)
Unrealized gains on securities designated as
  available for sale, net of related tax effects             --          --          --           --             288            288
                                                          -----    --------    --------     --------        --------       --------

Balance at June 30, 1997                                  $  --    $  8,023    $ 11,187     $ (1,921)       $    412       $ 17,701
                                                          =====    ========    ========     ========        ========       ========

                               ASB FINANCIAL CORP.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           For the year ended June 30,
                                 (In thousands)


                                                                               1997         1996         1995

Cash flows from operating activities:
  Net earnings for the year                                                  $    667     $  1,111     $  1,008
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of discounts and premiums on loans,
      investments and mortgage-backed securities - net                             30           76           88
    Amortization of deferred loan origination fees                                (64)         (52)         (86)
    Amortization of expense related to stock benefit plans                        290          211           --
    Depreciation and amortization                                                  78           79           64
    Provision for losses on loans                                                  28           --           10
    Gain on sale of investment securities                                        (104)          --           --
    Federal Home Loan Bank stock dividends                                        (48)         (44)         (40)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                         25          (54)          22
      Accrued interest receivable on mortgage-backed securities                    31          (10)          (4)
      Accrued interest receivable on investments and
        interest-bearing deposits                                                 123          (45)        (183)
      Prepaid expenses and other assets                                           (18)        (145)         115
      Accrued interest payable                                                     (3)         (40)          96
      Other liabilities                                                           132          174          150
      Federal income taxes
        Current                                                                   (67)          38           46
        Deferred                                                                   13          (13)         127
                                                                             --------     --------     --------
         Net cash provided by operating activities                              1,113        1,286        1,413

Cash flows provided by (used in) investing activities:
  Proceeds from maturity of investment securities                               4,650        9,121          300
  Proceeds from sale of investment securities                                   3,576           --           --
  Purchase of investment securities designated as available for sale           (7,057)     (12,237)      (1,004)
  Purchase of investment securities designated as held-to-maturity                 --           --       (5,786)
  Purchase of mortgage-backed securities designated as available for sale          --       (3,544)      (2,312)
  Purchase of mortgage-backed securities designated as held-to-maturity            --           --       (2,128)
  Principal repayments on mortgage-backed securities                            2,133        2,848        2,447
  Purchase of loans                                                              (773)      (1,711)      (3,279)
  Loan principal repayments                                                    17,697       18,715       13,716
  Loan disbursements                                                          (22,503)     (23,885)     (13,734)
  Purchase of office premises and equipment                                       (91)         (18)        (171)
  Proceeds from sale of office premises and equipment                               9           --           --
  Proceeds from sale of real estate acquired through foreclosure                  598           --           --
  Redemption of Federal Home Loan Bank stock                                       40           --           68
  Purchase of Federal Home Loan Bank stock                                         --          (12)          --
  (Increase) decrease in certificates of deposit in other financial
    institutions - net                                                          2,444        2,599         (977)
                                                                             --------     --------     --------
         Net cash provided by (used in) investing activities                      723       (8,124)     (12,860)
                                                                             --------     --------     --------

         Net cash provided by (used in) operating and investing
           activities (subtotal carried forward)                                1,836       (6,838)     (11,447)
                                                                             --------     --------     --------

                               ASB FINANCIAL CORP.

                           For the year ended June 30,
                                 (In thousands)


                                                                                1997          1996         1995
         Net cash provided by (used in) operating and investing activities
           (subtotal brought forward)                                         $  1,836     $ (6,838)    $(11,447)

Cash flows provided by financing activities:
  Net increase (decrease) in deposit accounts                                    6,357        4,507       (3,626)
  Proceeds from Federal Home Loan Bank advances                                  2,500        2,000           --
  Proceeds from other borrowed money                                             3,500           --           --
  Repayment of Federal Home Loan Bank advances                                  (2,029)         (29)         (27)
  Repayment of other borrowed money                                             (3,000)          --           --
  Advances by borrowers for taxes and insurance                                      7         (111)          19
  Net proceeds from the issuance of common stock                                    --           --       16,437
  Shares acquired by the stock benefit plans                                        --       (1,062)      (1,270)
  Proceeds from issuance of shares under stock option plan                         103           --           --
  Distributions paid on common stock                                            (9,260)        (557)        (129)
                                                                              --------     --------     --------
         Net cash provided by (used in) financing activities                    (1,822)       4,748       11,404
                                                                              --------     --------     --------

Net increase (decrease) in cash and cash equivalents                                14       (2,090)         (43)

Cash and cash equivalents at beginning of year                                   3,836        5,926        5,969
                                                                              --------     --------     --------

Cash and cash equivalents at end of year                                      $  3,850     $  3,836     $  5,926
                                                                              ========     ========     ========


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                      $    383     $    552     $    343
                                                                              ========     ========     ========

    Interest on deposits and borrowings                                       $  4,689     $  4,350     $  3,797
                                                                              ========     ========     ========

Supplemental disclosure of noncash investing activities:
  Transfers from loans to real estate acquired
    through foreclosure                                                       $     --     $    138     $    525
                                                                              ========     ========     ========

  Transfers of investments and mortgage-backed securities
    to an available for sale classification                                   $     --     $ 22,486     $    350
                                                                              ========     ========     ========

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                      $    288     $   (148)    $    272
                                                                              ========     ========     ========

The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 1997, 1996 and 1995



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    During fiscal 1994, the Board of Directors of American Savings Bank, fsb (the "Savings Bank") adopted a plan of conversion (the "Plan") whereby the Savings Bank would convert to the stock form of ownership (the "Conversion"), followed by the issuance of all of the Savings Bank's outstanding stock to a newly formed holding company, ASB Financial Corp. (the "Corporation"), and the issuance of common shares of the Corporation to subscribing members of the Savings Bank. The conversion to the stock form of ownership was completed on May 10, 1995, and resulted in the Corporation's sale of 1,713,960 common shares. Condensed financial statements of the Corporation as of and for the periods ended June 30, 1997 and 1996 are presented in Note M. Future references are made to either the Corporation or the Savings Bank as applicable.

    The Corporation is a savings and loan holding company whose activities are primarily limited to holding the stock of the Savings Bank. The Savings Bank conducts a general banking business in southeastern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

    The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

    The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

    1.  Principles of Consolidation

    The consolidated financial statements include the accounts of the Corporation and the Savings Bank. All significant intercompany balances and transactions have been eliminated.

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are to be carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively.

    In November 1995, the FASB issued a Special Report on Implementation of SFAS No. 115 (the "Special Report"), which provided for the reclassification of securities between the held-to-maturity, available for sale and trading portfolios during a forty-five day period, without calling into question management's prior intent with respect to such securities. Management elected to restructure the Corporation's securities portfolio pursuant to the Special Report, and transferred approximately $22.5 million of investment and mortgage-backed securities from the held-to-maturity portfolio to an available for sale portfolio. At June 30, 1997 and 1996, the Corporation's shareholders' equity reflected a net unrealized gain on securities designated as available for sale of $412,000 and $124,000, respectively.

    Realized gains and losses on sales of securities are recognized using the specific identification method.

    3.  Loans Receivable

    Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    4.  Loan Origination Fees

    The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs of originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

    5.  Allowance for Losses on Loans

    It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a loan charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans (including development projects) and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

    In June 1993, the FASB adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This promulgation, which was amended by SFAS No. 118 as to certain income recognition and disclosure provisions and was effective as to the Corporation in fiscal 1996, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5.  Allowance for Losses on Loans (continued)

    The Savings Bank adopted SFAS No. 114, as subsequently amended, on July 1, 1995, without material effect on consolidated financial condition or results of operations.

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in impaired multi-family and nonresidential loans, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value.

    It is the Savings Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At June 30, 1997 and 1996, the Savings Bank had two loans totaling $1.3 million that were defined as impaired under SFAS No. 114. The Savings Bank maintained an allowance for credit losses of $262,000 related to these loans for each of the years ended June 30, 1997 and 1996.

    6.  Office Premises and Equipment

    Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be forty years for buildings, ten to forty years for building improvements, and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

    7.  Real Estate Acquired Through Foreclosure

    Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    8.  Federal Income Taxes

    The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    The Corporation's principal temporary differences between pretax financial income and taxable income result from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, the general loan loss allowance, deferred compensation, and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

    9.  Salary Continuation Agreement

    The Savings Bank has entered into salary continuation agreements with certain key members of management. These agreements provide for payments of up to fifteen years of compensation under certain circumstances. Compensation expense under the salary continuation plan totaled $33,000, $8,000 and $18,000 for the years ended June 30, 1997, 1996 and 1995, respectively.

    10.  Retirement Plans and Stock Option Plans

    In conjunction with the Conversion, the Corporation implemented an Employee Stock Ownership Plan ("ESOP"). The ESOP provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense related to the ESOP totaled approximately $296,000 for each of the years ended June 30, 1997 and 1996, and $38,000 for the year ended June 30, 1995.

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Retirement Plans and Stock Option Plans (continued)

    The Corporation also has a Management Recognition Plan ("MRP"). Subsequent to the offering of common shares by the Corporation, the MRP purchased 68,558 shares of the common stock in the open market. One-half of the shares available under the plan were granted to the Corporation's directors and executive officers. Common stock granted under the MRP vests ratably over a five year period, commencing in October 1995. Expense recognized under the MRP plan totaled approximately $137,000 and $120,000 for the years ended June 30, 1997 and 1996, respectively.

    Also, the Board of Directors adopted the ASB Financial Corp. 1995 Stock Option and Incentive Plan (the "Stock Option Plan") that provided for the issuance of 171,396 shares of authorized, but unissued shares of common stock at fair market value at the date of grant. In November 1995, the Corporation granted options to purchase 145,684 shares at the fair value of $13.875 per share. The Stock Option Plan provides for one-fifth of the shares granted to be exercisable on each of the first five anniversaries of the date of the Plan, commencing in November 1995. During fiscal 1997, a total of 7,452 stock options granted were exercised. At June 30, 1997, a total of 138,232 shares were subject to exercise at an exercise price of $10.08 per share. The exercise price was adjusted in fiscal 1997 to give effect to the return of capital distribution.

    11.  Earnings Per Share

    Primary earnings per share for the years ended June 30, 1997 and 1996 is based upon the weighted-average shares outstanding during the period, less 126,541 and 111,760 shares, respectively, in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding totaled 1,591,703 and 1,602,200 for the years ended June 30, 1997 and 1996, respectively. There was no material dilutive effect related to the Corporation's stock option plan for any of the periods presented.

    The provisions of Accounting Principles Board Opinion No. 15, "Earnings Per Share," are not applicable to the fiscal year ended June 30, 1995, as the Corporation completed its conversion from mutual to stock form in April 1995.

    During fiscal 1996, the Corporation declared dividends of $5.40 per common share. Of this amount, $5.00 per share was paid in December 1996 from funds retained by the Corporation in the conversion and was deemed by management to constitute a return of excess capital. Accordingly, the Corporation charged the return of capital dividend to additional paid-in-capital. Management believes that approximately $5.17 of the current fiscal year dividends constitute a tax-free return of capital.

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Investment in Subsidiary

    The Savings Bank has a wholly-owned subsidiary, A.S.L. Services, Inc., which was incorporated for the sole purpose of owning stock in the Savings Bank's data processor. The subsidiary's assets at June 30, 1997 and 1996 were limited to a $15,000 investment in such stock. As a result, the subsidiary has not been consolidated based on materiality.

    13.  Fair Value of Financial Instruments

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 1997 and 1996:

                  Cash and cash equivalents: The carrying amounts presented in the consolidated statement of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  Certificates of deposit in other financial institutions: The carrying amounts presented in the consolidated statement of financial condition for certificates of deposit in other financial institutions are deemed to approximate fair value.

                  Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

                  Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

                  Federal Home Loan Bank stock: The carrying amount presented in the consolidated statement of financial condition is deemed to approximate fair value.

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    13.  Fair Value of Financial Instruments (continued)

                  Deposits: The fair value of NOW accounts, passbook accounts, money market demand and escrow deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                  Advances from Federal Home Loan Bank and Other Borrowed Money:
                  The fair value of these advances and borrowings are estimated using the rates currently offered for similar advances and borrowings of similar remaining maturities.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At June 30, 1997 and 1996, the difference between the fair value and notional amount of loan commitments was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:


                                                             CARRYING           FAIR            CARRYING           FAIR
                                                                VALUE          VALUE               VALUE          VALUE
                                                                                    (In thousands)
    Financial assets
      Cash and cash equivalents                            $    3,850     $    3,850          $    3,836     $    3,836
      Certificates of deposit in other financial
        institutions                                            4,258          4,258               6,702          6,702
      Investment securities                                    18,660         18,660              19,284         19,284
      Mortgage-backed securities                                8,560          8,560              10,728         10,728
      Loans receivable                                         74,136         71,492              68,455         67,977
      Stock in Federal Home Loan Bank                             675            675                 667            667
                                                           ----------     ----------          ----------     ----------

                                                           $  110,139     $  107,495          $  109,672     $  109,194
                                                           ==========     ==========          ==========     ==========

    Financial liabilities
      Deposits                                             $   89,752     $   90,037          $   83,395     $   80,751
      Advances from the Federal Home Loan Bank                  2,884          2,872               2,413          2,406
      Other borrowed money                                        500            504                  --             --
      Escrow deposits                                             169            169                 162            162
                                                           ----------     ----------          ----------     ----------

                                                           $   93,305     $   93,582          $   85,970     $   83,319
                                                           ==========     ==========          ==========     ==========

    14.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    15.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1997 consolidated financial statement presentation.


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    Amortized cost and estimated fair values of investment securities designated as available for sale at June 30, 1997 and 1996 are summarized as follows:

                                                                                 1997
                                                                       GROSS             GROSS       ESTIMATED
                                                   AMORTIZED      UNREALIZED        UNREALIZED            FAIR
                                                        COST           GAINS            LOSSES           VALUE
    AVAILABLE FOR SALE:
      U.S. Government agency
        obligations                                $  18,055           $  33             $ 128        $ 17,960
      FHLMC stock                                         20             680                --             700
                                                   ---------           -----             -----        --------

                                                   $  18,075           $ 713             $ 128        $ 18,660
                                                   =========           =====             =====        ========

                                                                                   1996
                                                                       GROSS             GROSS       ESTIMATED
                                                   AMORTIZED      UNREALIZED        UNREALIZED            FAIR
                                                        COST           GAINS            LOSSES           VALUE
    AVAILABLE FOR SALE:
      U.S. Government agency
        obligations                                $  19,084           $  14             $ 327        $ 18,771
      FHLMC stock                                         24             489                --             513
                                                   ---------           -----             -----        --------

                                                   $  19,108           $ 503             $ 327        $ 19,284
                                                   =========           =====             =====        ========

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost and estimated fair value of U.S. Government agency obligations by contractual term to maturity at June 30 are shown below:

                                                                  1997                           1996
                                                                    ESTIMATED                        ESTIMATED
                                                     AMORTIZED           FAIR         AMORTIZED           FAIR
                                                          COST          VALUE              COST          VALUE
                                                                            (In thousands)
    Due in three years or less                        $  1,604       $  1,596          $  2,320       $  2,303
    Due after three years through
      five years                                         2,504          2,488             3,238          3,232
    Due after five years                                13,947         13,876            13,526         13,236
                                                      --------       --------          --------       --------

                                                      $ 18,055       $ 17,960          $ 19,084       $ 18,771
                                                      ========       ========          ========       ========

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities designated as available for sale at June 30, 1997 and 1996 are summarized as follows:

                                                                                    1997
                                                                             GROSS          GROSS    ESTIMATED
                                                         AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                                              COST           GAINS         LOSSES        VALUE
    AVAILABLE FOR SALE:                                                        (In thousands)
      Federal Home Loan
        Mortgage Corporation
        participation certificates                          $3,067           $  34          $  34       $3,067
      Government National
        Mortgage Association
        participation certificates                           3,817              61             24        3,854
      Federal National
        Mortgage Association
        participation certificates                           1,637              23             21        1,639
                                                             -----           -----          -----       ------

         Total mortgage-backed securities                   $8,521           $ 118          $  79       $8,560
                                                            ======           =====          =====       ======

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

                                                                                    1996
                                                                             GROSS          GROSS    ESTIMATED
                                                         AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                                              COST           GAINS         LOSSES        VALUE
    AVAILABLE FOR SALE:                                                        (In thousands)
      Federal Home Loan
        Mortgage Corporation
        participation certificates                        $  4,119           $  38          $  57     $  4,100
      Government National
        Mortgage Association
        participation certificates                           4,463              81             54        4,490
      Federal National
        Mortgage Association
        participation certificates                           2,135              30             27        2,138
                                                          --------           -----          -----     --------

         Total mortgage-backed securities                 $ 10,717           $ 149          $ 138     $ 10,728
                                                          ========           =====          =====     ========

    The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                  JUNE 30,
                                                              1997        1996
    Due within three years                                  $ 1,085      $ 1,756
    Due in three to five years                                  173        1,115
    Due in five to ten years                                    566        1,980
    Due in ten to twenty years                                3,126        2,041
    Due after twenty years                                    3,571        3,825
                                                            -------      -------
                                                            $ 8,521      $10,717
                                                            =======      =======

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is as follows:

                                                                                      1997                1996
                                                                                            (In thousands)
    Residential real estate
      One- to four- family                                                        $ 50,481            $ 48,302
      Multi-family                                                                   7,721               8,265
      Construction                                                                     926               2,318
    Nonresidential real estate and land                                              5,520               3,401
    Consumer and other                                                              11,484               8,780
                                                                                  --------            --------
                                                                                    76,132              71,066
    Less:
      Undisbursed portion of loans in process                                          978               1,529
      Deferred loan origination fees                                                   198                 198
      Allowance for loan losses                                                        820                 884
                                                                                  --------            --------

                                                                                  $ 74,136            $ 68,455
                                                                                  ========            ========

    The Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $57.1 million, or 77%, of the total loan portfolio at June 30, 1997, and $56.3 million, or 82%, of the total loan portfolio at June 30, 1996. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southeastern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Savings Bank's primary lending area are presently stable.

    In the normal course of business, the Savings Bank has made loans to some of its directors, officers and employees. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of loans outstanding to directors, officers and employees totaled approximately $316,000 and $353,000 at June 30, 1997 and 1996, respectively.

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                                            1997           1996           1995
                                                                                       (In thousands)

    Balance at beginning of year                                         $   884        $   893        $ 1,115
    Provision for loan losses                                                 28             --             10
    Charge-offs of loans                                                     (92)            (9)          (264)
    Recoveries                                                                --             --             32
                                                                         -------        -------        -------

    Balance at end of year                                               $   820        $   884        $   893
                                                                         =======        =======        =======

    As of June 30, 1997, the Savings Bank's allowance for loan losses was solely general in nature, and is includible as a component of regulatory risk-based capital, subject to certain percentage limitations.

    Nonperforming and nonaccrual loans totaled approximately $1.1 million, $1.2 million and $1.9 million at June 30, 1997, 1996 and 1995, respectively.

    During the years ended June 30, 1997, 1996 and 1995, interest income of approximately $9,000, $4,000 and $38,000, respectively, would have been recognized had such nonperforming and nonaccrual loans been performing in accordance with contractual terms.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 are comprised of the following:

                                                                                      1997                1996
                                                                                            (In thousands)
    Land and improvements                                                          $   376             $   325
    Office buildings and improvements                                                1,161               1,143
    Furniture, fixtures and equipment                                                  434                 421
                                                                                   -------             -------
                                                                                     1,971               1,889
      Less accumulated depreciation and
        amortization                                                                 1,027                 949
                                                                                   -------             -------

                                                                                   $   944             $   940
                                                                                   =======             =======

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

DEPOSIT TYPE AND WEIGHTED-
AVERAGE INTEREST RATE                                1997                  1996
                                                          (In thousands)
NOW accounts
  1997 - 2.24%                                   $  4,435
  1996 - 2.36%                                                         $  3,448
Passbook
  1997 - 2.94%                                      7,379
  1996 - 2.94%                                                            7,225
Money market deposit accounts
  1997 - 3.49%                                      7,785
  1996 - 3.49%                                                            9,001
                                                 --------              --------
Total demand, transaction and
  passbook deposits                                19,599                19,674

Certificates of deposit
  Original maturities of:
    Less than 12 months
      1997 - 5.22%                                  5,774
      1996 - 5.10%                                                        7,517
    12 months to 24 months
      1997 - 5.89%                                 34,303
      1996 - 5.88%                                                       21,371
    30 months to 36 months
      1997 - 5.90%                                 10,293
      1996 - 5.95%                                                       16,006
    More than 36 months
      1997 - 5.86%                                  1,723
      1996 - 5.69%                                                        2,448
  Individual retirement accounts
    1997 - 6.03%                                   14,052
    1996 - 6.43%                                                         13,384
  Jumbo accounts
    1997 - 5.82%                                    4,008
    1996 - 5.52%                                                          2,995
                                                 --------              --------
Total certificates of deposit                      70,153                63,721
                                                 --------              --------

Total deposit accounts                           $ 89,752              $ 83,395
                                                 ========              ========

At June 30, 1997 and 1996, the Corporation had deposit accounts with balances greater than $100,000 totaling $8.8 million and $8.2 million, respectively.

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the year ended June 30 is summarized as follows:

                                                                            1997           1996           1995
                                                                                     (In thousands)
    Passbook                                                             $   214        $   212        $   295
    NOW and money market deposit
      accounts                                                               402            421            467
    Certificates of deposit                                                3,903          3,634          3,108
                                                                         -------        -------        -------

                                                                         $ 4,519        $ 4,267        $ 3,870
                                                                         =======        =======        =======

    Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                                                                           1997           1996
                                                                                              (In thousands)
    Less than one year                                                                 $ 42,468       $ 44,345
    One to three years                                                                   26,701         15,813
    Over three years                                                                        984          3,563
                                                                                       --------       --------
                                                                                       $ 70,153       $ 63,721
                                                                                       ========       ========


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 1997 by pledges of certain residential mortgage loans totaling $4.3 million, and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                                            MATURING
                                            YEAR ENDING
    INTEREST RATE                           JUNE 30,                      1997                1996
                                                                                (In thousands)
           5.25%                            1997                        $   --              $1,000
           5.40%                            1997                            --               1,000
           5.77%                            1998                         2,000                  --
           7.10%                            2002                           500                  --
           3.16%                            2008                           384                 413
                                                                        ------              ------
                                                                        $2,884              $2,413
                                                                        ======              ======
           Weighted-average interest rate                                 5.65%               4.95%
                                                                        ======              ======

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE H - OTHER BORROWED MONEY

    At June 30, 1997, other borrowed money consisted of a $500,000 note, bearing interest at a rate of 8.88% and maturing in 2001.


NOTE I - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate as follows:

                                                                                         JUNE 30,
                                                                            1997           1996           1995
                                                                                     (In thousands)
    Federal income taxes computed at
      statutory rate                                                       $ 336          $ 573          $ 519
    Increase (decrease) in taxes resulting from:
      Nontaxable interest income                                              (9)            --             --
      Other                                                                   (5)             1             (1)
                                                                           -----          -----          -----
    Federal income tax provision per consolidated
      financial statements                                                 $ 322          $ 574          $ 518
                                                                           =====          =====          =====

    The composition of the Corporation's net deferred tax asset at June 30 is as follows:

                                                                                           1997           1996
                                                                                              (In thousands)
     Taxes (payable) refundable on temporary differences at estimated corporate tax rate:
       Deferred tax assets:
         General loan loss allowance                                                      $ 279          $ 301
         Deferred compensation                                                              501            471
         Employee stock benefit plans                                                        58             41
                                                                                          -----          -----
           Total deferred tax assets                                                        838            813

       Deferred tax liabilities:
         Percentage of earnings bad debt deduction                                         (265)          (265)
         Book/tax depreciation                                                               (4)           (25)
         Deferred loan origination costs                                                    (49)            --
         Federal Home Loan Bank stock dividends                                            (117)          (108)
         Unrealized gain on securities designated as
           available for sale                                                              (212)           (63)
                                                                                          -----          -----
           Total deferred tax liabilities                                                  (647)          (461)
                                                                                          -----          -----

           Net deferred tax asset                                                         $ 191          $ 352
                                                                                          =====          =====

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE I - FEDERAL INCOME TAXES (continued)

    The Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 1997 include approximately $2.7 million for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $660,000 at June 30, 1997. See Note L for additional information regarding future percentage of earnings bad debt deductions.


NOTE J - LOAN COMMITMENTS

    The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

    The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At June 30, 1997, the Savings Bank had outstanding commitments to originate and purchase loans totaling approximately $151,000 and $1.0 million, respectively. In addition, the Savings Bank was obligated under unused lines of credit totaling $2.0 million. In the opinion of management all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 1997, and will be funded from normal cash flow from operations.

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE K - REGULATORY CAPITAL

    The Savings Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Savings Bank's excess regulatory capital position as a result of this proposed change in the regulatory capital requirement. The risk-based capital requirement currently provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    As of June 30, 1997, management believes that the Savings Bank met all capital adequacy requirements to which it is subject.


                                                     AS OF JUNE 30, 1997

                                                                                   TO BE "WELL-
                                                                               CAPITALIZED" UNDER
                                                         FOR CAPITAL            PROMPT CORRECTIVE
                                      ACTUAL          ADEQUACY PURPOSES         ACTION PROVISIONS
                                 ----------------    -------------------      --------------------
                                  AMOUNT    RATIO      AMOUNT      RATIO        AMOUNT      RATIO
                                                         (In thousands)
    Tangible capital             $13,321    12.1%    >/=$1,650    >/=1.5%     >/=$5,500   >/= 5.0%

    Core capital                 $13,321    12.1%    >/=$3,300    >/=3.0%     >/=$6,600   >/= 6.0%

    Risk-based capital           $13,855    26.9%    >/=$4,123    >/=8.0%     >/=$5,153   >/=10.0%

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE K - REGULATORY CAPITAL (continued)

    The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in the Savings Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.


NOTE L - LEGISLATIVE DEVELOPMENTS

    The deposit accounts of the Savings Bank and of other savings associations are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In fiscal 1996 and 1997, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

    Legislation was enacted to recapitalize the SAIF that provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Savings Bank held $83.8 million in deposits at March 31, 1995, resulting in an assessment of approximately $551,000, or $364,000 after-tax, which was charged to operations in fiscal 1997.

    A component of the recapitalization plan provided for the merger of the SAIF and BIF on January 1, 1999. However, the SAIF recapitalization legislation currently provides for an elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. As a result, the Savings Bank would be regulated as a bank under federal laws which would subject it to the more restrictive activity limits imposed on national banks. In the opinion of management, such activity limit restrictions would not have a material effect on the Corporation's financial position or results of operations.

    Under separate legislation related to the recapitalization plan, the Savings Bank is required to recapture as taxable income approximately $780,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Savings Bank has provided deferred taxes for this amount and will be permitted to amortize the recapture of the bad debt reserve in taxable income over six years.

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995

NOTE M - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.

    The following condensed financial statements summarize the financial position of ASB Financial Corp. as of June 30, 1997 and 1996, and the results of its operations and its cash flows for the fiscal years ended June 30, 1997 and 1996.

                               ASB FINANCIAL CORP.
                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)
    ASSETS                                                                            1997                1996
    Interest-bearing deposits in American Savings Bank                           $     693           $   1,075
    Interest-bearing deposits in other financial institutions                        2,378               2,500
    Investment securities                                                               --               3,420
    Loan receivable from ESOP                                                          959               1,118
    Investment in American Savings Bank, fsb                                        13,733              17,578
    Prepaid expenses and other                                                         104                  93
                                                                                 ---------           ---------

          Total assets                                                           $  17,867           $  25,784
                                                                                 =========           =========

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Dividends payable                                                            $     172           $     171

    Shareholders' equity
      Common stock and additional paid-in capital                                    8,023              16,496
      Retained earnings                                                             11,181              11,173
      Shares acquired by stock benefit plans                                        (1,921)             (2,180)
      Unrealized gains on securities designated as available
        for sale, net                                                                  412                 124
                                                                                 ---------           ---------
          Total shareholders' equity                                                17,695              25,613
                                                                                 ---------           ---------

          Total liabilities and shareholders' equity                             $  17,867           $  25,784
                                                                                 =========           =========

                               ASB FINANCIAL CORP.
                             STATEMENTS OF EARNINGS
                               Year ended June 30,
                                 (In thousands)
                                                                                      1997                1996
    Revenue
      Interest income                                                            $     292           $     455
      Equity in earnings of American Savings Bank                                      631                 887
                                                                                 ---------           ---------
          Total revenue                                                                923               1,342

    General and administrative expenses                                                248                 122
                                                                                 ---------           ---------

    Earnings before income taxes                                                       675               1,220

    Federal income tax                                                                  15                 109
                                                                                 ---------           ---------

          NET EARNINGS                                                           $     660           $   1,111
                                                                                 =========           =========

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE M - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.
(continued)

                               ASB FINANCIAL CORP.
                            STATEMENTS OF CASH FLOWS
                               Year ended June 30,
                                 (In thousands)

                                                                                         1997             1996

    Cash provided by (used in) operating activities:
      Net earnings for the year                                                      $    660         $  1,111
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities
        (Undistributed earnings of) excess of distributions
          from consolidated subsidiary                                                  4,369             (887)
        Loss on sale of investment securities                                               9               --
        Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets                                               (36)              20
          Other liabilities                                                                 1               43
                                                                                     --------         --------
          Net cash provided by operating activities                                     5,003              287

    Cash flows provided by (used in) investing activities:
      Proceeds from repayment of loan                                                     159              152
      Proceeds from maturities of investment securities                                    --            1,500
      Proceeds from sale of investment securities                                       3,491               --
      Purchase of investment securities                                                    --           (3,500)
                                                                                     --------         --------
          Net cash provided by (used in) investing activities                           3,650           (1,848)

    Cash flows provided by (used in) financing activities:
      Proceeds from exercise of stock options                                             103               --
      Payment of dividends on common stock                                             (9,260)            (557)
                                                                                     --------         --------
          Net cash used in financing activities                                        (9,157)            (557)
                                                                                     --------         --------

    Net decrease in cash and cash equivalents                                            (504)          (2,118)

    Cash and cash equivalents at beginning of year                                      3,575            5,693
                                                                                     --------         --------

    Cash and cash equivalents at end of year                                         $  3,071         $  3,575
                                                                                     ========         ========

    The financial statements of ASB Financial Corp. above reflect the effects of a $7,000 after-tax loss on an intercompany sale of securities to the Savings Bank. Such loss has been eliminated in the consolidated financial statements.

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE M - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.
(continued)

    As a condition to regulatory approval of the stock conversion and reorganization to the holding company form of ownership, the Savings Bank agreed to limit the amount of dividends payable to the Corporation. Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of up to the greater of (i) 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital-to-assets ratio at the beginning of the year or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Savings Bank had the ability to pay dividends of approximately $2.9 million to the Corporation at June 30, 1997.


NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the Corporation's quarterly results for the fiscal years ended June 30, 1997 and 1996. Certain amounts, as previously reported, have been reclassified to conform to the 1997 presentation.

                                                                          THREE MONTHS ENDED
                                                    SEPTEMBER 30,        DECEMBER 31,      MARCH 31,     JUNE 30,
    1997:                                                         (In thousands, except per share data)

    Total interest income                                $ 2,065             $ 2,148        $ 2,079      $ 2,101
    Total interest expense                                 1,143               1,156          1,188        1,199
                                                         -------             -------        -------      -------

    Net interest income                                      922                 992            891          902
    Provision for losses on loans                             22                  --             --            6
    Other income (expense)                                    52                 162             67           83
    General, administrative and other expense              1,219                 677            606          552
                                                         -------             -------        -------      -------

    Earnings (loss) before income taxes (credits)           (267)                477            352          427
    Federal income taxes (credits)                           (91)                164            117          132
                                                         -------             -------        -------      -------

    Net earnings (loss)                                  $  (176)            $   313        $   235      $   295
                                                         =======             =======        =======      =======

    Earnings (loss) per share                            $  (.11)            $   .19        $   .14      $   .20
                                                         =======             =======        =======      =======

                               ASB FINANCIAL CORP.

                          June 30, 1997, 1996 and 1995


NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)

                                                                        THREE MONTHS ENDED
                                                 SEPTEMBER 30,        DECEMBER 31,      MARCH 31,     JUNE 30,
    1996:                                                   (In thousands, except per share data)

    Total interest income                              $ 2,026             $ 2,016        $ 2,036      $ 2,095
    Total interest expense                               1,061               1,069          1,086        1,094
                                                       -------             -------        -------      -------

    Net interest income                                    965                 947            950        1,001
    Provision for losses on loans                           --                  --             --           --
    Other income                                            42                  31             50           72
    General, administrative and other expense              559                 551            654          609
                                                       -------             -------        -------      -------

    Earnings before income taxes                           448                 427            346          464
    Federal income taxes                                   150                 150            116          158
                                                       -------             -------        -------      -------

    Net earnings                                       $   298             $   277        $   230      $   306
                                                       =======             =======        =======      =======

    Earnings per share                                 $   .19             $   .17        $   .14      $   .19
                                                       =======             =======        =======      =======


NOTE O - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

    During fiscal 1994, the Savings Bank's Board of Directors adopted a plan of conversion and reorganization (the "Plan") whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all of the Savings Bank's outstanding stock to a newly formed holding company, ASB Financial Corp. Pursuant to the Plan, the Savings Bank offered for sale up to 1.7 million common shares to its depositors and members of the community. The stock offering was completed on May 10, 1995, culminating in the sale of 1,713,960 common shares and the receipt of $15.2 million of net equity capital.

    At the completion of the conversion to stock form, the Savings Bank established a liquidation account in an amount equal to retained earnings contained in the final offering circular. The liquidation account will be maintained for the benefit of eligible deposit account holders who maintain deposit accounts in the Savings Bank after conversion.

    In the event of a complete liquidation (and only in such event), each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Savings Bank, the existence of the liquidation account will not restrict the use or application of such retained earnings. The Savings Bank may not declare, pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for SAIF insured institutions.

                               ASB FINANCIAL CORP.
                        DIRECTORS AND EXECUTIVE OFFICERS


Gerald R. Jenkins                          Director and President
President and Managing Officer
American Savings Bank, fsb

Robert M. Smith                            Director and Vice President
Executive Vice President
and Chief Financial Officer
American Savings Bank, fsb

William J. Burke                           Director
Director and Chief Executive Officer
OSCO Industries, Inc.

Lee O. Fitch                               Director
Shareholder and Director
Miller, Searl & Fitch, L.P.A.

Victor W. Morgan                           Director
Morgan Brothers, Inc.
Retired

Louis M. Schoettle, M.D.                   Director
Physician
Retired

M. Kathryn Scott                           Secretary
Secretary
American Savings Bank, fsb

Carlisa R. Baker                           Treasurer
Treasurer
American Savings Bank, fsb

                           AMERICAN SAVINGS BANK, FSB
                        DIRECTORS AND EXECUTIVE OFFICERS


Gerald R. Jenkins                          Director and President

Robert M. Smith                            Director and Executive Vice President

William J. Burke                           Director

Lee O. Fitch                               Director and Attorney

Victor W. Morgan                           Director

Louis M. Schoettle, M.D.                   Director

Jack A. Stephenson                         Vice President

M. Kathryn Scott                           Secretary

Carlisa R. Baker                           Treasurer

                              SHAREHOLDER SERVICES


The Fifth Third Bank serves as transfer agent and dividend disbursing agent for ASB's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

                              The Fifth Third Bank
                            Stock Transfer Department
                                Mail Drop 1090F5
                            38 Fountain Square Plaza
                             Cincinnati, Ohio 45263
                                 (513) 579-5320
                                 (800) 837-2755


                                 ANNUAL MEETING


The Annual Meeting of Shareholders of ASB Financial Corp. will be held on October 22, 1997, at 11:00 a.m., Eastern Time, at the Holiday Inn, U.S. Route 23 North, Portsmouth, Ohio. Shareholders are cordially invited to attend.


                          ANNUAL REPORT ON FORM 10-KSB


A copy of ASB's 1997 Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon written request to:

                           American Savings Bank, fsb
                             503 Chillicothe Street
                             Portsmouth, Ohio 45662
                     Attention: Gerald R. Jenkins, President