Form 10KSB40, Exhibit 13
period 1998-06-30
ASB FINANCIAL CORP /OH
filed 1998-09-28
CIK 944304

                                                                   Exhibit 13








                                       ASB
                                    FINANCIAL
                                      CORP.




                                      1998
                                     ANNUAL
                                     REPORT
                                       TO
                                  SHAREHOLDERS

Dear Fellow Shareholder:

         It is with a great deal of pleasure that we present ASB Financial Corp.'s Fourth Annual Report to Shareholders covering the fiscal year ended June 30, 1998.

         Your Corporation continues to vigorously pursue its primary strategic objective of maintaining solid asset growth by providing a full line of financial service products to our customers in Scioto and surrounding counties. The pursuit of this growth strategy was facilitated in fiscal 1998 by continuing consolidation in the financial services industry. We have been able to hire excellent commercial banking personnel who have spear-headed our current year product line expansion into business and commercial banking services. Our broadened marketing efforts have also been bolstered by our market position as the only remaining locally owned and financial service provider in Scioto County. It is our belief that consumers prefer personal financial service over dealing with depersonalized "call centers" in distant geographic locations.

         The adherence to our operating plan culminated in another year of solid earnings performance for ASB Financial during fiscal 1998. Net earnings for the year ended June 30, 1998 totaled $1.1 million, or $.68 per basic share, representing a $409,000, or 61.3%, increase over the $667,000 of net earnings reported in fiscal 1997. The growth in earnings is primarily attributable to a $709,000 reduction in general and administrative expense (of which $551,000 of the decline is attributable to the one-time SAIF charge in fiscal 1997) which more than offset a $127,000, or 3.4%, decrease in net interest income. The decline in our net interest income is primarily attributable to the $10.0 million reduction of interest-earning assets as a result of the $7.71 per share in cash distributions over the last eighteen months.

         Your Board and management believed that ASB Financial remained overcapitalized in fiscal 1998 and that financial institutions stock prices could possibly be at their peak. Therefore, we sought to lower investment risk in our stock by paying out another $2.40 in cash distributions during the current fiscal year. This strategy has apparently worked as ASB Financial's stock price has outperformed most of our peers during the markets recent downturn in financial institutions stocks in the first quarter of fiscal 1999. Further, we were able to capitalize on the market's recent weakness by completing a 5% repurchase of our common shares.

         The decision to repurchase our shares exemplifies our confidence in ASB Financial's future. We believe that we have taken the requisite steps to remain successful. We are committed to maximizing the return on your investment and thank you for your continued support of ASB Financial.


Very truly yours,

ASB FINANCIAL CORP.



Robert M. Smith
President

                         BUSINESS OF ASB FINANCIAL CORP.

==============================================================================

ASB Financial Corp. ("ASB"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of American Savings Bank, fsb ("American"), a savings bank chartered under the laws of the United States. In May 1995, ASB acquired all of the common stock issued by American upon its conversion from a mutual savings association to a stock savings association (the "Conversion"). Other than investing excess funds from the Conversion in investment and mortgage-backed and related securities, ASB's activities have been limited primarily to holding the common shares of American.

Serving the Portsmouth, Ohio, area since 1892, American conducts business from its office at 503 Chillicothe Street in Portsmouth, Ohio. The principal business of American is the origination of loans secured by one- to four-family residential real estate located in American's primary market area, which consists of the City of Portsmouth and contiguous areas of Scioto County, Ohio. American also originates loans secured by multifamily residences (over four units) and nonresidential real estate and purchases interests in loans originated by other lenders secured by multifamily real estate and nonresidential real estate outside of American's primary market area. In addition to real estate lending, American invests in mortgage-backed securities, U.S. Government and agency obligations and other investments permitted by applicable law. Funds for lending and other investment activities are obtained primarily from savings deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC").

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

ASB's office is located at 503 Chillicothe Street, Portsmouth, Ohio 45662. The telephone number is (740) 354-3177.


                              MARKET PRICE OF ASB'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
==============================================================================


There were 1,654,788 common shares of ASB outstanding on August 31, 1998, held of record by approximately 897 shareholders. Price information with respect to ASB's common shares is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "ASBP."

The table below sets forth the high and low bid prices for the common shares of ASB, together with the respective dividends declared per share, for each quarter of fiscal 1998, 1997 and 1996. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.


                                                                         Cash dividends
Quarter Ended                      High Bid           Low Bid                 declared
-------------                      --------           -------                 --------
FISCAL 1996
   September 30, 1995              $14.00               $11.50                 $.075
   December 31, 1995               $16.75               $13.50                 $.075
   March 31, 1996                  $16.50               $15.25                 $.075
   June 30, 1996                   $16.00               $14.00                 $.10

FISCAL 1997
   September 30, 1996              $14.50               $13.75                 $.10
   December 31, 1996               $18.50               $12.25                $5.10
   March 31, 1997                  $12.00               $11.50                 $.10
   June 30, 1997                   $12.50               $11.75                 $.10

FISCAL 1998
   September 30, 1997              $13.50               $13.00                 $.10
   December 31, 1997               $13.88               $13.13                 $.10
   March 31, 1998                  $12.00               $11.50                 $.10
   June 30, 1998                   $16.75               $12.63                $2.10

The income of ASB consists of interest on investment and mortgage-backed and related securities and dividends which may periodically be declared and paid by the Board of Directors of American on the common shares of American held by ASB.

In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, American is not permitted to pay a cash dividend on its common shares if American's regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the Conversion or applicable regulatory capital requirements prescribed by the OTS.

OTS regulations applicable to all savings associations provide that a savings association which immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution (including a dividend) has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its capital requirements is generally permitted without OTS approval (but subsequent to 30 days' prior notice to the OTS) to make capital distributions, including dividends, during a calendar year in an amount not to exceed the greater of (1) 100% of its net earnings to date during the calendar year, plus an amount equal to one-half the amount by which its total capital to assets ratio exceeded its required capital to assets ratio at the beginning of the calendar year, or (2) 75% of its net earnings for the most recent four-quarter period. Savings associations with total capital in excess of the capital requirements that have been notified by the OTS that they are in need of more than normal supervision will be subject to restrictions on dividends. A savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS.

American currently meets all of its regulatory capital requirements and, unless the OTS determines that American is an institution requiring more than normal supervision, American may pay dividends in accordance with the foregoing provisions of the OTS regulations.

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

===============================================================================

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding ASB at the dates and for the periods indicated. As the Conversion was completed on May 10, 1995, information prior to the year ended June 30, 1995, is for American.

SELECTED CONSOLIDATED FINANCIAL                              At June 30,
CONDITION DATA:                           ----------------------------------------------------------
                                              1998        1997        1996        1995        1994
                                          ----------  ----------  ----------  ----------   ---------
                                                                (In thousands)
Total amount of:
  Assets                                    $116,437    $112,469    $112,922    $106,861      $93,931
  Cash and cash equivalents (1)               13,890       3,850       3,836       5,926        5,969
  Certificates of deposit in other
    financial institutions                     2,004       4,258       6,702       9,301        8,324
  Investment securities available for
    sale - at market                          11,835      18,660      19,284       1,768            -
  Investment securities - at amortized             -           -           -      14,107        8,978
    cost
  Mortgage-backed securities available
    for sale - at market                       8,924       8,560      10,728       2,300            -
  Mortgage-backed securities - at
    amortized cost                                 -           -           -       7,835        8,224
  Loans receivable - net                      76,550      74,136      68,455      62,153       59,304
  Real estate acquired through
    foreclosure - net                            157           -         663         525            -
  Deposits                                    93,477      89,752      83,395      78,888       82,514
  Advances from the FHLB                       4,354       2,884       2,413         442          469
  Shareholders' equity, restricted (2)        14,490      17,701      25,613      26,058        9,740


------------------------------

(1) Consists of cash and due from banks and interest-bearing deposits in other financial institutions.

(2) Consists solely of retained earnings at June 30, 1994. At June 30, 1998, 1997, 1996 and 1995, includes $714,000 $412,000, $124,000 and
         $272,000, respectively, of unrealized gains on securities designated as available for sale, net of related tax effects, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115.

SELECTED CONSOLIDATED OPERATING                           Year ended June 30,
   DATA:                               ----------------------------------------------------------
                                           1998         1997        1996         1995        1994
                                       ----------   ----------  ----------   ----------   -------
                                                   (In thousands, except per share data)
Interest income                           $8,541       $8,393      $8,173       $7,012       $6,637
Interest expense                           4,961        4,686       4,310        3,893        3,307
                                           -----        -----       -----        -----       ------
Net interest income                        3,580        3,707       3,863        3,119        3,330
Provision for (recoveries of) losses
   on loans                                   (5)          28           -           10          749
                                        --------       ------      ------      -------      -------
Net interest income after provision
   for recoveries of losses on loans       3,585        3,679       3,863        3,109        2,581
Other income                                 281          364         195          143          451
General, administrative and other
   expense                                 2,345        3,054       2,373        1,726        2,044
                                           -----        -----       -----        -----        -----
Earnings before income taxes               1,521          989       1,685        1,526          988
Federal income taxes                         445          322         574          518          199
                                          ------       ------      ------      -------      -------
Net earnings                              $1,076       $  667      $1,111       $1,008       $  789
                                          ======       ======      ======       ======       ======

Earnings per share
  Basic                                   $  .68       $  .42      $  .69          N/A          N/A
                                          ======       ======      ======
  Diluted                                 $  .67       $  .41      $  .69          N/A          N/A
                                          ======       ======      ======





SELECTED FINANCIAL RATIOS:                                Year ended June 30,
                                       ----------------------------------------------------------
                                           1998         1997        1996         1995        1994
                                       ----------   ----------  ----------   ----------   -------
Return on average assets                      .95%         .59%       1.01%        1.00%        .85%
Average interest rate spread during
 period                                      2.46         2.41        2.55         2.83        3.38
Net interest margin                          3.25         3.39        3.69         3.29        3.72
Return on average equity                     6.38         3.15        4.30         9.38        8.44
Equity to total assets at end of period     12.44        15.74       22.68        24.38       10.37
Average interest-earning assets to
 average interest-bearing liabilities      117.41       122.77      127.55       111.19      109.30
Net interest income to general,
 administrative and other expense          152.67       121.38      162.79       180.71      162.92
General, administrative and other
 expense to average total assets             2.08         2.70        2.16         1.72        2.21
Nonperforming assets to total
 assets                                       .34         1.02        1.61         2.30        3.10
Loan loss allowance to nonperforming
 loans                                     316.25        71.62       76.34        46.29       38.28

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================

                                     GENERAL

-------------------------------------------------------------------------------

The following discussion and analysis of the consolidated financial condition and results of operations of ASB and American should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, presented in this Annual Report.

ASB was incorporated for the purpose of owning all of the outstanding common shares of American following the Conversion. As a result, the discussion and analysis that follows focuses primarily on the financial condition and results of operations of American.

American is primarily engaged in the business of attracting savings deposits from the general public and investing such funds in mortgage loans secured by one- to four-family residential real estate located primarily in Scioto County, Ohio. Loans secured by multifamily real estate (over four units) or nonresidential real estate and consumer loans, including passbook and home improvement loans, are also originated by American. In addition, American purchases interests in multifamily real estate and nonresidential real estate loans originated by other lenders outside of American's primary market area. American also invests in U.S. Government agency obligations, interest-bearing deposits in other financial institutions, mortgage-backed securities and other investments permitted by applicable law.

American's profitability is primarily dependent upon its net interest income, which is the difference between interest income on its loan and investment portfolios and interest paid on deposits and borrowed funds. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. American's profitability is also affected by the provision for losses on loans and the level of other income and general and administrative expenses. Other income consists primarily of service charges and gains on the sale of assets. General, administrative and other expense includes employee compensation and benefits, occupancy of premises, federal deposit insurance premiums, state franchise taxes and other operating expenses.

The operating results of American are also affected by general economic conditions, the monetary and fiscal policies of federal agencies and the regulatory policies of agencies that regulate financial institutions. American's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which is in turn affected by the interest rates at which such loans are made, general economic conditions affecting loan demand and the availability of funds for lending activities.

                         CHANGES IN FINANCIAL CONDITION
                       FROM JUNE 30, 1997 TO JUNE 30, 1998
===============================================================================

ASB's total assets amounted to $116.4 million at June 30, 1998, an increase of $4.0 million, or 3.5%, over 1997 levels. The increase in total assets was funded primarily from a $3.7 million increase in deposits, a $1.5 million increase in FHLB advances and a $2.0 million increase in other borrowed money, which were partially offset by cash distributions on common shares totaling $4.0 million.

Cash, interest-bearing deposits and certificates of deposit totaled $15.9 million at June 30, 1998, an increase of $7.8 million, or 96.0%, from 1997 levels. Investment securities totaled $11.8 million at June 30, 1998, a decrease of $6.8 million, or 36.6%, from the balance at June 30, 1997. During fiscal 1997, management purchased $7.8 million of investment securities, primarily intermediate- and long-term U.S. Government agency securities. Such purchases were partially offset by maturities and sales totaling $15.0 million. Mortgage-backed securities increased by $364,000, or 4.3%, as purchases totaling $3.3 million exceeded principal repayments of $2.9 million.

Loans receivable increased by $2.4 million, or 3.3%, to a total of $76.6 million at June 30, 1998, compared to $74.1 million at June 30, 1997. Loan disbursements of $25.1 million and purchases of $2.2 million exceeded principal repayments of $24.8 million during fiscal 1998. Loan disbursements volume during fiscal 1998 exceeded the volume of disbursements in fiscal 1997 by $2.6 million, or 11.6%. Growth in loans secured by residential real estate totaled $3.2 million, or 15.4%, while the nonresidential portfolio increased by $192,000, or 3.5%.

At June 30, 1998, American's allowance for loan losses totaled $759,000, representing .96% of total loans and 316.3% of nonperforming loans. At June 30, 1997, the allowance for loan losses totaled $820,000, or 1.08% of total loans and 71.6% of nonperforming loans. Nonperforming loans amounted to $240,000 and $1.1 million at June 30, 1998 and 1997, respectively, and represented .2% and 1.0% of total assets at those respective dates. Although management believes that its allowance for loan losses at June 30, 1998, was adequate based on the available facts and circumstances, there can be no assurances that additions to such allowance will not be necessary in future periods, which could adversely affect ASB's results of operations.

Deposits increased by $3.7 million, or 4.2%, during fiscal 1998 to a total of $93.5 million at June 30, 1998. The increase resulted primarily from management's continuing efforts to maintain growth in deposits through marketing and pricing strategies.

Borrowings increased by $3.5 million, or 102.5%, during fiscal 1998, compared to 1997, as management elected to fund capital distributions and growth in the loan portfolio through such borrowing. Shareholders' equity totaled $14.5 million at June 30, 1998, a decrease of $3.2 million, or 18.1%, from June 30, 1997 levels. The decrease resulted primarily from dividends of $4.0 million, which were partially offset by net earnings of $1.1 million.

                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 1998 AND 1997
===============================================================================


GENERAL. Net earnings amounted to $1.1 million for the fiscal year ended June 30, 1998, an increase of $409,000, or 61.3%, over the $667,000 in net earnings recorded in fiscal 1997. The increase in net earnings resulted primarily from the absence of a $551,000 charge recorded in fiscal 1997 as a result of the one-time Savings Association Insurance Fund ("SAIF") recapitalization assessment, coupled with a $158,000 decrease in general, administrative and other expense, which were partially offset by a $127,000 decrease in net interest income, an $83,000 decrease in other income and a $123,000 increase in the provision for federal income taxes.

NET INTEREST INCOME. Total interest income amounted to $8.5 million for the fiscal year ended June 30, 1998, an increase of $148,000, or 1.8%, over fiscal 1997. Interest income on loans totaled $6.4 million in fiscal 1998, an increase of $481,000, or 8.2%. This increase was due primarily to a $7.6 million, or 10.7%, increase in the weighted-average balance of loans outstanding, which was partially offset by a decrease in yield of 18 basis points to 8.07% in 1998. Interest income on mortgage-backed securities decreased by $86,000, or 12.6%, as a result of a $1.4 million decrease in the weighted-average balance outstanding in fiscal 1998. Interest income on investment securities and interest-bearing deposits decreased by $247,000, or 13.5%, due primarily to a $5.5 million decrease in the weighted-average balance outstanding year to year.

Interest expense totaled $5.0 million for the fiscal year ended June 30, 1998, an increase of $275,000, or 5.9%, over the $4.7 million total recorded in fiscal 1997. Interest expense on deposits increased by $207,000, or 4.6%, due primarily to a $4.0 million, or 4.7%, increase in the weighted-average balance outstanding year to year. Interest expense on borrowings increased by $68,000, or 40.7%, due primarily to a $686,000 increase in the weighted-average balance outstanding and a 78 basis point increase in the average cost of borrowings, to 6.70%, in fiscal 1998.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $127,000, or 3.4%, to a total of $3.6 million for the fiscal year ended June 30, 1998, compared to $3.7 million in fiscal 1997. The interest rate spread increased by five basis points to 2.46% in fiscal 1998 from 2.41% in fiscal 1997, while the net interest margin decreased to 3.25% in 1998 from 3.39% in 1997.

PROVISION FOR LOSSES ON LOANS. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to American's market area, and other factors related to the collectibility of American's loan portfolio. As a result of such analysis, management determined that the allowance for loan losses was adequate and elected to record no provision for losses on loans for the fiscal year ended June 30, 1998, while realizing a $5,000 recovery on loan losses, as compared to a $28,000 provision for losses on loans recorded during the fiscal year ended June 30, 1997. There can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

The foregoing statement is a "forward-looking" statement within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Factors that could affect the adequacy of the loan loss allowance include, but are not limited to, the following: (1) changes in the national and local economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (2) unforeseen adverse changes in circumstances of the borrower with respect to certain large loan borrowers; (3) decrease in the value of collateral securing consumer loans to amounts equal to less than the outstanding balances of the consumer loans; and (4) determinations by various regulatory agencies that the Savings Bank must recognize additions to its loan loss allowance based on such regulators' judgment of information available to them at the time of their examinations.

OTHER INCOME. Other income totaled $281,000 for the fiscal year ended June 30, 1998, a decrease of $83,000, or 22.8%, from the $364,000 recorded in fiscal 1997. The decrease resulted primarily from a decrease of $82,000 in gain on sale of investment securities.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense totaled $2.3 million for the fiscal year ended June 30, 1998, a decrease of $709,000, or 23.2%, from the $3.1 million total recorded in fiscal 1997. The decrease resulted primarily from a $551,000 charge recorded during fiscal 1997 in connection with the SAIF recapitalization, coupled with a $109,000, or 8.0%, decrease in employee compensation and benefits, a $57,000, or 50.0% decline in federal deposit insurance premiums (after consideration of the special assessment) and a $21,000, or 4.2%, decrease in other operating expense, which were partially offset by an $18,000, or 7.9%, increase in franchise taxes and a $17,000, or 9.5%, increase in data processing costs. The decrease in employee compensation and benefits was due primarily to a decline in staffing levels year to year, coupled with an increase in deferred loan origination costs resulting from the increase in loan volume in fiscal 1998. The decrease in federal deposit insurance premiums was due to a decline in premium rates following the recapitalization assessment. The decrease in other operating expenses was due primarily to nonrecurring professional fees recorded in fiscal 1997 related to the return of capital distribution, which was partially offset by expenses recognized related to American's investment in a low-income housing development. These expenses were more than offset by federal income tax credits.

The increase in franchise taxes resulted from ASB's increase in equity capital. The increase in data processing was due to American's overall growth year to year.

FEDERAL INCOME TAXES. The provision for federal income taxes totaled $445,000 for the fiscal year ended June 30, 1998, an increase of $123,000, or 38.2%, over the $322,000 recorded in fiscal 1997. The increase was due primarily to a $532,000, or 53.8%, increase in pretax earnings year to year, which was partially offset by tax credits realized from American's investment in a low income housing project. ASB's effective tax rates were 29.3% and 32.6% for the fiscal years ended June 30, 1998 and 1997, respectively.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996
-------------------------------------------------------------------------------

GENERAL. Net earnings amounted to $667,000 for the fiscal year ended June 30, 1997, a decrease of $444,000, or 40.0%, from the $1.1 million in net earnings recorded in fiscal 1996. The decrease in net earnings resulted primarily from a $551,000 charge recorded as a result of the one-time SAIF recapitalization assessment, coupled with a $130,000 increase in general, administrative and other expense, a $156,000 decrease in net interest income and a $28,000 increase in the provision for losses on loans, which were partially offset by a $169,000 increase in other income and a $252,000 decrease in the provision for federal income taxes.

NET INTEREST INCOME. Total interest income amounted to $8.4 million for the fiscal year ended June 30, 1997, an increase of $220,000, or 2.7%, over fiscal 1996. Interest income on loans totaled $5.9 million in fiscal 1997, an increase of $384,000, or 7.0%. This increase was due primarily to a $5.1 million increase in the weighted-average balance of loans outstanding, which was partially offset by a decrease in yield of six basis points to 8.25% in 1997. Interest income on mortgage-backed securities decreased by $70,000, or 9.3%, as a result of a $1.1 million decrease in the weighted-average balance outstanding in fiscal 1997. Interest income on investment securities and interest-bearing deposits decreased by $94,000, or 4.9%, due primarily to a 51 basis point decrease in yield to 6.39% in fiscal 1997, which was partially offset by a $778,000 increase in the weighted-average balance outstanding year to year.

Interest expense totaled $4.7 million for the fiscal year ended June 30, 1997, an increase of $376,000, or 8.7%, over the $4.3 million total recorded in fiscal 1996. Interest expense on deposits increased by $252,000, or 5.9%, due primarily to a $5.2 million, or 6.4%, increase in the weighted-average balance outstanding year to year. Interest expense on borrowings increased by $124,000, or 288.4%, due primarily to a $1.9 million increase in the weighted-average balance outstanding and a 108 basis point increase in the average cost of funds.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $156,000, or 4.0%, to a total of $3.7 million for the fiscal year ended June 30, 1997, as compared to $3.9 million in fiscal 1996. The interest rate spread declined by 14 basis points to 2.41% in fiscal 1997 from 2.55% in fiscal 1996, while the net interest margin decreased to 3.39% in 1997 from 3.69% in 1996.

PROVISION FOR LOSSES ON LOANS. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to American's market area, and other factors related to the collectibility of American's loan portfolio. As a result of such analysis, management recorded a $28,000 provision for losses on loans during the fiscal year ended June 30, 1997. The provision for fiscal 1997 was attributed primarily to growth in the loan portfolio.

OTHER INCOME. Other income totaled $364,000 for the fiscal year ended June 30, 1997, an increase of $169,000, or 86.7%, over the $195,000 recorded in fiscal 1996. The increase resulted primarily from a $104,000 gain on sale of investment securities coupled with a $42,000 increase in rental income received on a parcel of real estate acquired through foreclosure.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense totaled $3.1 million for the fiscal year ended June 30, 1997, an increase of $681,000, or 28.7%, over the $2.4 million total recorded in fiscal 1996. The increase resulted primarily from a $551,000 charge recorded during the year in connection with the SAIF recapitalization, coupled with a $131,000, or 10.7%, increase in employee compensation and benefits, an $18,000, or 8.6%, increase in franchise taxes and a $43,000, or 9.4%, increase in other operating expense. The increase in employee compensation and benefits was due primarily to increased costs related to stock benefit plans and normal merit increases. The increase in franchise taxes resulted from ASB's increase in equity capital. The increase in other operating expense was due to an increase in expenses related to the return of capital and pro-rata increases in overall operating costs attendant to ASB's growth year to year.

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


                 AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA
-------------------------------------------------------------------------------

The following table sets forth certain information relating to ASB's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from average monthly balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

                                                          Year ended June 30,
                         -------------------------------------------------------------------------------------
                                    1998                           1997                         1996
                         ----------------------------  --------------------------  ----------------------------

                          Average   Interest            Average     Interest           Average  Interest
                        outstanding earned/    Yield/  outstanding  earned/  Yield/ outstanding earned/  Yield/
                           balance    paid      rate     balance     paid    rate     balance   paid     rate
                        ---------    ------     ----   ---------   ------    ----    --------  ------    ----
                                                          (Dollars in thousands)
Interest-earning assets:
   Loans receivable     $  78,868    $6,363     8.07%   $ 71,260   $5,882    8.25%  $ 66,152   $5,498    8.31%
   Mortgage-backed          8,118       594     7.32       9,487      680    7.17     10,555      750    7.11
     securities
   Investment
     securities and
     other interest-
     earning assets        23,177     1,584     6.83      28,664    1,831    6.39     27,886    1,925    6.90
                         --------     -----  --------   --------    -----    ----    -------  ------- --------
   Total interest-
     earning assets       110,163     8,541     7.75     109,411    8,393    7.67    104,593    8,173    7.81

Non-interest-earning
assets                      2,824                          3,662                       5,332
                        ---------                       --------                     -------

   Total assets          $112,987                       $113,073                    $109,925
                          =======                       ========                     =======

Interest-bearing
liabilities:
  Deposits              $  90,317     4,726     5.23    $ 86,296    4,519    5.24    $81,114    4,267    5.26

  Borrowings                3,508       235     6.70       2,822      167    5.92        889       43    4.84
                        ---------    ------  --------    -------   ------    ----    -------------------------

  Total interest-bearing
    liabilities            93,825     4,961     5.29      89,118    4,686    5.26     82,003    4,310    5.26
                                      -----  --------               -----    ----               -----    ----
Non-interest-bearing
liabilities                 2,289                          2,752                       2,086
                        ---------                       --------                     -------

  Total liabilities        96,114                         91,870                      84,089
  Shareholders' equity     16,873                         21,203                      25,836
                         --------                       --------                     -------


  Total liabilities and
    shareholders' equity $112,987                       $113,073                    $109,925
                          =======                        =======                     =======

  Net interest income                $3,580                        $3,707                      $3,863
                                      =====                         =====                       =====
  Interest rate spread                          2.46%                        2.41%                       2.55%
                                                ====                         ====                        ====

  Net interest margin
   (net interest income
   as a percent of
   average interest-
   earning assets)                              3.25%                        3.39%                       3.69%
                                                ====                         ====                        ====
  Average interest-
   earning assets to
   average interest-
   bearing
   liabilities                                117.41%                      122.77%                     127.55%
                                              ======                       ======                      ======

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected ASB's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate:

                                                              Year ended June 30,
                                          -------------------------------------------------------
                                                1998 vs. 1997                   1997 vs. 1996
                                          ------------------------       ------------------------
                                              Increase                     Increase
                                            (decrease)                    (decrease)
                                             due to                         due to
                                          ---------------                -------------
                                          Volume     Rate      Total     Volume    Rate     Total
                                          ------     ----      -----     ------    ----     -----
                                                               (In thousands)
Interest-earning assets:
   Loans receivable                        $ 612     $(131)      $ 481      $424   $  (40)    $ 384
   Mortgage-backed securities               (100)       14         (86)      (76)       6       (70)
   Investment securities and interest-
     bearing assets                         (368)      121        (247)       53     (147)      (94)
                                            ----      ----        ----     -----     ----     -----

       Total interest-earning assets         144         4         148       401     (181)      220
                                            ----    ------        ----      ----     ----      ----

   Interest-bearing liabilities:
     Deposits                                213        (6)        207       270      (18)      252
     Borrowings                               44        24          68       112       12       124
                                           -----     -----       -----     -----    -----      ----

   Total interest-bearing liabilities        257        18         275       382       (6)      376
                                            ----     -----        ----       ---    -----      ----

   Increase (decrease) in net interest
     income                                $(113)    $ (14)      $(127)    $  19   $ (175)    $(156)
                                            ====      =====       ====     =====   ======     =====


                         ASSET AND LIABILITY MANAGEMENT
--------------------------------------------------------------------------------

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

American, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As a part of its effort to monitor its interest rate risk, American reviews the reports of the OTS which set forth the application of the "net portfolio value" ("NPV") methodology adopted by the OTS as part of its risk-based capital regulations. Although American is not currently subject to the NPV regulation, the application of the NPV methodology may illustrate American's interest rate risk.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution must deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital.

At June 30, 1998, 2% of the present value of American's assets was approximately $2.4 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $2.7 million at June 30, 1998, American would have been required to deduct $174,000 (50% of the $347,000 difference) from its capital in determining whether American met its risk-based capital requirement. Regardless of such reduction, however, American's risk-based capital at June 30, 1998, would still have exceeded the regulatory requirement by approximately $10.7 million.

The following table presents, at June 30, 1998 and 1997, an analysis of the interest rate risk of American, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis point movements in market interest rates. The table also contains the policy limits set by the Board of Directors of American as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and the strong capital position of American.

                                                 At June 30, 1998          At June 30, 1997
                                          -----  ------------------    ----------------------
 Changes in interest rate   Board limit     $ change      % change       $ change       % change
   (basis points)            % changes       in NPV        in NPV         in NPV         in NPV
------------------------   -----------      --------      -------        --------       -------
                                         (Dollars in thousands)
            +300               (40)%         $(4,335)       (25)%         $(6,813)        (42)%
            +200               (30)           (2,706)       (16)           (4,567)        (28)
            +100               (20)           (1,189)        (7)           (2,862)        (14)
               0                 0                 0          0                 0           0
            -100                20               743          4             1,933          12
            -200                30             1,249          7             3,322          20
            -300                40             1,973         11             4,667          29


In the event that interest rates should rise from recent levels, American's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect American's earnings due to diminished loan demand.

                         LIQUIDITY AND CAPITAL RESOURCES
================================================================================

Liquidity refers to the ability of an institution to generate sufficient cash to fund current loan demand, meet deposit withdrawals and pay operating expenses. Liquidity is influenced by financial market conditions, fluctuations in interest rates, general economic conditions and regulatory requirements. ASB's liquidity, primarily represented by cash equivalents, interest-bearing deposits in other financial institutions and investment securities, is a result of the operating, investing and financing activities of American. These activities are summarized below on a consolidated basis for the years ended June 30, 1998, 1997, and 1996:

                                                    Year ended June 30,
                                         ----------------------------------------------------
                                              1998                 1997               1996
                                         -------------        -------------       ----------
                                                              (In thousands)
Net cash from operating
  activities                                 $  1,145            $  1,113            $  1,286
Net cash from investing
  activities                                    6,618                 723              (8,124)
Net cash from financing activities              2,277              (1,822)              4,748
                                             --------            --------            --------
Net change in cash and cash
  equivalents                                  10,040                  14              (2,090)
Cash and cash equivalents at the
  beginning of the year                         3,850               3,836               5,926
                                             --------            --------            --------
Cash and cash equivalents at the
  end of the year                             $13,890            $  3,850            $  3,836
                                              =======            ========            ========


American generally strives to maintain liquidity (defined as cash, interest-bearing deposits and investment securities with terms of less than five years) in a range of 10 to 25% of total assets. OTS regulations require that a savings association maintain an average daily balance of liquid assets (cash, certain time deposits and specified United States Government, state or federal agency obligations) equal to a monthly average of not less than 4% of its net withdrawable savings deposits plus borrowings payable in one year or less. Federal regulations also require each association to maintain an average daily balance of short-term liquid assets at a specified percentage, currently 1%, of the total of its net withdrawable savings accounts and borrowings payable in one year or less. Monetary penalties may be imposed upon associations failing to meet liquidity requirements. The eligible liquidity of American, as computed under current regulations, at June 30, 1998, was approximately $19.6 million, or 19.8%, and exceeded the then applicable 4.0% liquidity requirement by approximately $15.6 million, or 15.8%.

At June 30, 1998, American had outstanding commitments of approximately $384,000 to originate loans. Additionally, American was obligated under unused lines of credit totaling $2.5 million. In the opinion of management, all loan commitments had interest rates which equaled or exceeded market interest rates as of June 30, 1998, and will be funded from existing excess liquidity and normal cash flow from operations.

American is required by OTS regulations to maintain specified minimum amounts of capital. At June 30, 1998, American exceeded all applicable minimum capital requirements. The following table sets forth the amount and percentage level of regulatory capital of American at June 30, 1998, and the minimum requirement amounts. Tangible and core capital are reflected as a percentage of adjusted total assets. Risk-based (or total) capital, which consists of core and supplementary capital, is reflected as a percentage of risk-weighted assets.

                                                 AS OF JUNE 30, 1998


                                                                           FOR CAPITAL
                                  ACTUAL                                 ADEQUACY PURPOSES
                             ----------------    -------------------------------------------------------------------
                              AMOUNT    RATIO              AMOUNT                                    RATIO
                                                 (Dollars in thousands)
Tangible capital             $14,690    12.8%     greater than or equal to $1,725    greater than or equal to 1.5%

Core capital                 $14,690    12.8%     greater than or equal to $3,451    greater than or equal to 3.0%

Risk-based capital           $15,391    27.5%     greater than or equal to $4,479    greater than or equal to 8.0%


                                                         AS OF JUNE 30, 1998
                                                           TO BE "WELL-
                                                         CAPITALIZED" UNDER
                                                           PROMPT CORRECTIVE
                                                           ACTION PROVISIONS
                             ----------------------------------------------------------------
                                            AMOUNT                                RATIO

Tangible capital             greater than or equal to $5,751   greater than or equal to 5.0%

Core capital                 greater than or equal to $6,901   greater than or equal to 6.0%

Risk-based capital           greater than or equal to $5,599   greater than or equal to 10.0%


The OTS requires every savings association with more than normal interest rate risk exposure to deduct from its total capital, for purposes of determining compliance with the risk-based capital requirement, an amount equal to 50% of its interest-rate risk exposure multiplied by the present value of its assets. This exposure is a measure of the potential decline in the net portfolio value of a savings association, greater than 2% of the present value of its assets, based upon a hypothetical 200 basis point increase or decrease in interest rates (whichever results in a greater decline). The rule provides for a two quarter lag between calculating interest rate risk and recognizing any deduction from capital. The rule will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Any savings association with less than $300 million in assets and a total capital ratio in excess of 12% is exempt from this requirement unless the OTS determines otherwise. American currently qualifies for this exemption.


                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

================================================================================
In June 1996, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

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

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management adopted SFAS No. 125 during fiscal 1998, as required, without material effect on ASB's consolidated financial position or results of operations.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on ASB's financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a material impact on ASB's financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contacts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on ASB's financial statements.


                          YEAR 2000 COMPLIANCE MATTERS
================================================================================

As with most providers of financial services, American's operations are heavily dependent on information technology systems. American is addressing the potential problems associated with the possibility that the computers that control or operate American's information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. American is working with the companies that supply or service its information technology systems to identify and remedy any year 2000 related problems.

American's primary data processing applications are handled by a third-party service bureau. The service bureau has advised American that it has migrated to a fully Year 2000 compliant processing system that will be fully tested by January 1, 1999. Management has also reviewed American's ancillary equipment and is in the process of providing the appropriate remedial measures without material cost.

American has developed an estimate of specific expenses that are reasonably likely to be incurred by American in connection with this issue. As of the date of this Annual Report, American does not expect to incur significant expense to implement the necessary corrective measures. No assurance can be given, however, that significant expense will not be incurred in future periods. In the unlikely event that the Savings Bank is ultimately required to purchase replacement computer systems, programs and equipment, or incur substantial expense to make the Savings Bank's current systems, programs and equipment year 2000 compliant, the Savings Bank's net earnings and financial condition could be adversely affected.

In addition to possible expense related to its own systems, American could incur losses if loan payments are delayed due to year 2000 problems affecting any major borrowers in American's primary market area. Because American's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and American's primary market area is not significantly dependent upon one employer or industry, American does not expect any significant or prolonged difficulties that will affect net earnings or cash flow.

                         REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS AND
                        CONSOLIDATED FINANCIAL STATEMENTS

==============================================================================

                                                          PAGE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS         19


FINANCIAL STATEMENTS

  CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION           20

  CONSOLIDATED STATEMENTS OF EARNINGS                      21

  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY          22

  CONSOLIDATED STATEMENTS OF CASH FLOWS                    23

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS               25

               Report of Independent Certified Public Accountants
               --------------------------------------------------

Board of Directors
ASB Financial Corp.

We have audited the accompanying consolidated statements of financial condition of ASB Financial Corp. as of June 30, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years ended June 30, 1998, 1997 and 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ASB Financial Corp. as of June 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the years ended June 30, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.




Grant Thornton LLP


Cincinnati, Ohio
August 14, 1998

                               ASB FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                    June 30,
                        (In thousands, except share data)

         ASSETS                                                              1998       1997

Cash and due from banks                                                   $     495    $     376
Interest-bearing deposits in other financial institutions                    13,395        3,474
                                                                          ---------    ---------
         Cash and cash equivalents                                           13,890        3,850

Certificates of deposit in other financial institutions                       2,004        4,258
Investment securities available for sale - at market                         11,835       18,660
Mortgage-backed securities available for sale - at market                     8,924        8,560
Loans receivable - net                                                       76,550       74,136
Office premises and equipment - at depreciated cost                             932          944
Real estate acquired through foreclosure - net                                  157         --
Federal Home Loan Bank stock - at cost                                          725          675
Accrued interest receivable on loans                                            125           95
Accrued interest receivable on mortgage-backed securities                        70           78
Accrued interest receivable on investments and
  interest-bearing deposits                                                     308          356
Prepaid expenses and other assets                                               665          604
Prepaid federal income taxes                                                    222           62
Deferred federal income tax assets                                               30          191
                                                                          ---------    ---------

         Total assets                                                     $ 116,437    $ 112,469
                                                                          =========    =========

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                  $  93,477    $  89,752
Advances from the Federal Home Loan Bank                                      4,354        2,884
Other borrowed money                                                          2,500          500
Advances by borrowers for taxes and insurance                                   169          169
Accrued interest payable                                                        118          112
Other liabilities                                                             1,329        1,351
                                                                          ---------    ---------
         Total liabilities                                                  101,947       94,768

Commitments                                                                    --           --

Shareholders' equity
  Preferred stock, 1,000,000 shares authorized, no par value;
    no shares issued                                                           --           --
  Common stock, 4,000,000 no par value shares authorized; 1,740,854 and
    1,721,412 shares issued at June 30, 1998 and 1997                          --           --
  Additional paid-in capital                                                  8,304        8,023
  Retained earnings, restricted                                               8,292       11,187
  Shares acquired by stock benefit plans                                     (1,677)      (1,921)
  Unrealized gains on securities designated as available for sale,
    net of related tax effects                                                  714          412
  Less 86,066 shares of treasury stock - at cost                             (1,143)        --
                                                                          ---------    ---------
         Total shareholders' equity                                          14,490       17,701
                                                                          ---------    ---------

         Total liabilities and shareholders' equity                       $ 116,437    $ 112,469
                                                                          =========    =========


The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                           For the year ended June 30,
                        (In thousands, except share data)


                                                            1998       1997       1996
Interest income
  Loans                                                    $ 6,363    $ 5,882   $ 5,498
  Mortgage-backed securities                                   594        680       750
  Investment securities                                      1,390      1,494     1,426
  Interest-bearing deposits and other                          194        337       499
                                                           -------    -------   -------
         Total interest income                               8,541      8,393     8,173

Interest expense
  Deposits                                                   4,726      4,519     4,267
  Borrowings                                                   235        167        43
                                                           -------    -------   -------
         Total interest expense                              4,961      4,686     4,310
                                                           -------    -------   -------

         Net interest income                                 3,580      3,707     3,863

Provision for (recoveries of) losses on loans                   (5)        28      --
                                                           -------    -------   -------

         Net interest income after provision
           for (recoveries of) losses on loans               3,585      3,679     3,863

Other income
  Gain on sale of investment securities                         22        104      --
  Other operating                                              259        260       195
                                                           -------    -------   -------
         Total other income                                    281        364       195

General, administrative and other expense
  Employee compensation and benefits                         1,251      1,360     1,229
  Occupancy and equipment                                      116        122       120
  Federal deposit insurance premiums                            57        665       188
  Franchise taxes                                              245        227       209
  Data processing                                              196        179       169
  Other operating                                              480        501       458
                                                           -------    -------   -------
         Total general, administrative and other expense     2,345      3,054     2,373
                                                           -------    -------   -------

         Earnings before income taxes                        1,521        989     1,685

Federal income taxes
  Current                                                      438        309
                                                                                    587
  Deferred                                                       7         13       (13)
                                                           -------    -------   -------
         Total federal income taxes                            445        322       574
                                                           -------    -------   -------

         NET EARNINGS                                      $ 1,076    $   667   $ 1,111
                                                           =======    =======   =======

         EARNINGS PER SHARE
           Basic                                           $   .68    $   .42   $   .69
                                                           =======    =======   =======

           Diluted                                         $   .67    $   .41   $   .69
                                                           =======    =======   =======


The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                For the years ended June 30, 1998, 1997 and 1996
                        (In thousands, except share data)


                                                                                                    SHARES
                                                                  ADDITIONAL                      ACQUIRED
                                                         COMMON      PAID-IN      RETAINED        BY STOCK
                                                          STOCK      CAPITAL      EARNINGS   BENEFIT PLANS
                                                           ----   ----------      --------   -------------

Balance at July 1, 1995                                    $--      $ 16,437      $ 10,619      $ (1,270)

Purchase of shares for stock benefit plans                  --          --            --          (1,062)
Amortization of expense related to stock benefit plans      --            59          --             152
Net earnings for the year ended June 30, 1996               --          --           1,111          --
Cash dividends of $.325 per common share                    --          --            (557)         --
Unrealized losses on securities designated as
  available for sale, net of related tax effects            --          --            --            --
                                                           ----     --------      --------      --------

Balance at June 30, 1996                                    --        16,496        11,173        (2,180)

Amortization of expense related to stock benefit plans      --            31          --             259
Issuance of shares under stock option plan                  --           103          --            --
Net earnings for the year ended June 30, 1997               --          --             667          --
Capital distributions of $5.40 per share                    --        (8,607)         (653)         --
Unrealized gains on securities designated as
  available for sale, net of related tax effects            --          --            --            --
                                                           ----     --------      --------      --------

Balance at June 30, 1997                                    --         8,023        11,187        (1,921)

Amortization of expense related to stock benefit plans      --            85          --             244
Issuance of shares under stock option plan                  --           196          --            --
Net earnings for the year ended June 30, 1998               --          --           1,076          --
Cash dividends of $2.40 per share                           --          --          (3,971)         --
Purchase of treasury shares - at cost                       --          --            --            --
Unrealized gains on securities designated as
  available for sale, net of related tax effects            --          --            --            --
                                                           ----     --------      --------      --------

Balance at June 30, 1998                                   $--      $  8,304      $  8,292      $ (1,677)
                                                           ====     ========      ========      ========



                                                             UNREALIZED GAINS
                                                                  (LOSSES) ON
                                                                   SECURITIES
                                                                 DESIGNATED AS       TREASURY
                                                            AVAILABLE FOR SALE          STOCK         TOTAL
                                                            ------------------     ----------     ----------

Balance at July 1, 1995                                               $    272      $   --        $ 26,058

Purchase of shares for stock benefit plans                                --            --          (1,062)
Amortization of expense related to stock benefit plans                    --            --             211
Net earnings for the year ended June 30, 1996                             --            --           1,111
Cash dividends of $.325 per common share                                  --            --            (557)
Unrealized losses on securities designated as
  available for sale, net of related tax effects                          (148)         --            (148)
                                                                      --------      --------      --------

Balance at June 30, 1996                                                   124          --          25,613

Amortization of expense related to stock benefit plans                    --            --             290
Issuance of shares under stock option plan                                --            --             103
Net earnings for the year ended June 30, 1997                             --            --             667
Capital distributions of $5.40 per share                                  --            --          (9,260)
Unrealized gains on securities designated as
  available for sale, net of related tax effects                           288          --             288
                                                                      --------      --------      --------

Balance at June 30, 1997                                                   412          --          17,701

Amortization of expense related to stock benefit plans                    --            --             329
Issuance of shares under stock option plan                                --            --             196
Net earnings for the year ended June 30, 1998                             --            --           1,076
Cash dividends of $2.40 per share                                         --            --          (3,971)
Purchase of treasury shares - at cost                                     --          (1,143)       (1,143)
Unrealized gains on securities designated as
  available for sale, net of related tax effects                           302          --             302
                                                                      --------      --------      --------

Balance at June 30, 1998                                              $    714      $ (1,143)     $ 14,490
                                                                      ========      ========      ========


The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           For the year ended June 30,
                                 (In thousands)


                                                                                    1998            1997           1996
Cash flows from operating activities:
  Net earnings for the year                                                      $ 1,076         $   667       $  1,111
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of discounts and premiums on loans,
      investments and mortgage-backed securities - net                                33              30             76
    Amortization of deferred loan origination fees                                   (85)            (64)           (52)
    Amortization of expense related to stock benefit plans                           329             290            211
    Depreciation and amortization                                                     73              78             79
    Provision for losses (recoveries) on loans                                        (5)             28             -
    Gain on sale of investment securities                                            (22)           (104)            -
    Federal Home Loan Bank stock dividends                                           (50)            (48)           (44)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                           (30)             25            (54)
      Accrued interest receivable on mortgage-backed securities                        8              31            (10)
      Accrued interest receivable on investments and
        interest-bearing deposits                                                     48             123            (45)
      Prepaid expenses and other assets                                              (61)            (18)          (145)
      Accrued interest payable                                                         6              (3)           (40)
      Other liabilities                                                              (22)            132            174
      Federal income taxes
        Current                                                                     (160)            (67)            38
        Deferred                                                                       7              13            (13)
                                                                                 -------         -------       --------
         Net cash provided by operating activities                                 1,145           1,113          1,286

Cash flows provided by (used in) investing activities:
  Proceeds from maturity of investment securities                                 13,970           4,650          9,121
  Proceeds from sale of investment securities                                      1,007           3,576             -
  Purchase of investment securities                                               (7,768)         (7,057)       (12,237)
  Purchase of mortgage-backed securities                                          (3,327)             -          (3,544)
  Proceeds from sale of mortgage-backed securities                                   119              -              -
  Principal repayments on mortgage-backed securities                               2,905           2,133          2,848
  Purchase of loans                                                               (2,183)           (773)        (1,711)
  Loan principal repayments                                                       24,815          17,697         18,715
  Loan disbursements                                                             (25,113)        (22,503)       (23,885)
  Purchase of office premises and equipment                                          (61)            (91)           (18)
  Proceeds from sale of office premises and equipment                                 -                9             -
  Proceeds from sale of real estate acquired through foreclosure                      -              598             -
  Redemption of Federal Home Loan Bank stock                                          -               40             -
  Purchase of Federal Home Loan Bank stock                                            -               -             (12)
  Decrease in certificates of deposit in other financial
    institutions - net                                                             2,254           2,444          2,599
                                                                                 -------         -------       --------
         Net cash provided by (used in) investing activities                       6,618             723         (8,124)
                                                                                 -------         -------       --------

         Net cash provided by (used in) operating and investing
           activities (subtotal carried forward)                                   7,763           1,836         (6,838)
                                                                                 -------         -------       --------

                               ASB FINANCIAL CORP.

                           For the year ended June 30,
                                 (In thousands)


                                                                                    1998            1997           1996
         Net cash provided by (used in) operating and investing activities
           (subtotal brought forward)                                            $ 7,763         $ 1,836       $ (6,838)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                                 3,725           6,357          4,507
  Proceeds from Federal Home Loan Bank advances                                    4,000           2,500          2,000
  Proceeds from other borrowed money                                               2,500           3,500             -
  Repayment of Federal Home Loan Bank advances                                    (2,530)         (2,029)           (29)
  Repayment of other borrowed money                                                 (500)         (3,000)            -
  Advances by borrowers for taxes and insurance                                       -                7           (111)
  Shares acquired by stock benefit plans                                              -               -          (1,062)
  Proceeds from issuance of shares under stock option plan                           196             103             -
  Purchase of treasury stock                                                      (1,143)             -              -
  Capital distributions and dividends paid on common stock                        (3,971)         (9,260)          (557)
                                                                                 -------           -----       --------
         Net cash provided by (used in) financing activities                       2,277          (1,822)         4,748
                                                                                 -------           -----        -------

Net increase (decrease) in cash and cash equivalents                              10,040              14         (2,090)

Cash and cash equivalents at beginning of year                                     3,850           3,836          5,926
                                                                                 -------           -----        -------

Cash and cash equivalents at end of year                                         $13,890         $ 3,850       $  3,836
                                                                                  ======           =====        =======


Supplemental disclosure of cash flow information:
    Cash paid during the year for:
    Federal income taxes                                                         $   618         $   383       $    552
                                                                                 =======          ======       ========

    Interest on deposits and borrowings                                          $ 4,955         $ 4,689       $  4,350
                                                                                 =======           =====        =======

Supplemental disclosure of noncash investing activities:
  Transfers from loans to real estate acquired
    through foreclosure                                                          $   157         $    -        $    138
                                                                                 =======           =====       ========

  Transfers of investments and mortgage-backed securities
    to an available for sale classification                                      $    -          $    -        $ 22,486
                                                                                 =======           =====         ======

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                         $   302         $   288       $   (148)
                                                                                 =======          ======       ========



The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                           For the year ended June 30,
                                 (In thousands)


                                                                                    1998            1997           1996
         Net cash provided by (used in) operating and investing activities
           (subtotal brought forward)                                           $  7,763         $ 1,836       $ (6,838)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                                 3,725           6,357          4,507
  Proceeds from Federal Home Loan Bank advances                                    4,000           2,500          2,000
  Proceeds from other borrowed money                                               2,500           3,500             -
  Repayment of Federal Home Loan Bank advances                                    (2,530)         (2,029)           (29)
  Repayment of other borrowed money                                                 (500)         (3,000)            -
  Advances by borrowers for taxes and insurance                                       -                7           (111)
  Shares acquired by stock benefit plans                                              -               -          (1,062)
  Proceeds from issuance of shares under stock option plan                           196             103             -
  Purchase of treasury stock                                                      (1,143)             -              -
  Capital distributions and dividends paid on common stock                        (3,971)         (9,260)          (557)
                                                                                 -------           -----       --------
         Net cash provided by (used in) financing activities                       2,277          (1,822)         4,748
                                                                                 -------           -----        -------

Net increase (decrease) in cash and cash equivalents                              10,040              14         (2,090)

Cash and cash equivalents at beginning of year                                     3,850           3,836          5,926
                                                                                 -------           -----        -------

Cash and cash equivalents at end of year                                         $13,890         $ 3,850       $  3,836
                                                                                  ======           =====        =======


Supplemental disclosure of cash flow information:
    Cash paid during the year for:
    Federal income taxes                                                        $    618         $   383       $    552
                                                                                ========          ======       ========

    Interest on deposits and borrowings                                         $  4,955         $ 4,689       $  4,350
                                                                                 =======           =====        =======

Supplemental disclosure of noncash investing activities:
  Transfers from loans to real estate acquired
    through foreclosure                                                         $    157         $    -        $    138
                                                                                ========           =====       ========

  Transfers of investments and mortgage-backed securities
    to an available for sale classification                                     $     -          $    -        $ 22,486
                                                                                 =======           =====         ======

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                        $    302         $   288       $   (148)
                                                                                ========          ======       ========



The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 1998, 1997 and 1996



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ASB Financial Corp. (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of American Savings Bank, fsb (the "Savings Bank"). The Savings Bank conducts a general banking business in southeastern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

    1.  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Corporation and the Savings Bank, and its subsidiary A.S.L. Services, Inc. All significant intercompany balances and transactions have been eliminated.

    2.  INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively.

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (CONTINUED)

    In November 1995, the Financial Accounting Standards Board (the "FASB") issued a Special Report on Implementation of SFAS No. 115 (the "Special Report"), which provided for the reclassification of securities between the held-to-maturity, available for sale and trading portfolios during a forty-five day period, without calling into question management's prior intent with respect to such securities. Management elected to restructure the Corporation's securities portfolio pursuant to the Special Report, and transferred approximately $22.5 million of investment and mortgage-backed securities from the held-to-maturity portfolio to an available for sale portfolio. At June 30, 1998 and 1997, the Corporation's shareholders' equity reflected a net unrealized gain on securities designated as available for sale of $714,000 and $412,000, respectively.

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

    4.  LOAN ORIGINATION FEES

    The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs of originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


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

    The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

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

    At June 30, 1998 and 1997, the Savings Bank's investment in impaired loans, as defined, totaled approximately $464,000 and $1.3 million, respectively. The Savings Bank maintained an allowance for credit losses related to such impaired loans of $46,000 and $262,000 at those respective dates.

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

    8.  FEDERAL INCOME TAXES

    The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

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

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  SALARY CONTINUATION AGREEMENT

    The Savings Bank has entered into salary continuation agreements with certain key members of management. These agreements provide for payments of up to fifteen years of compensation under certain circumstances. Recognition of compensation expense related to these salary continuation agreements totaled $10,000, $33,000 and $8,000 for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

    10.  BENEFIT PLANS

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense related to the ESOP totaled approximately $274,000 for the year ended June 30, 1998, and $296,000 for each of the years ended June 30, 1997 and 1996.

    The Corporation also has a Management Recognition Plan ("MRP") which provides for the issuance and grant of 68,558 shares to members of the board of directors and management. During fiscal 1996, the MRP purchased 68,558 shares of the Corporation's common stock in the open market. At June 30, 1998, 49,537 shares had been granted. Expense recognized under the MRP plan totaled approximately $153,000, $137,000 and $120,000 for the fiscal years ended June 30, 1998, 1997 and 1996, respectively. Common stock granted under the MRP vests ratably over a five year period, commencing with the date of the award.

    11.  EARNINGS PER SHARE AND DIVIDENDS PER SHARE

    Basic earnings per share for the fiscal years ended June 30, 1998, 1997 and 1996 is based upon the weighted-average shares outstanding during the year, less 77,756, 126,541 and 111,760 unallocated ESOP shares, respectively. Weighted-average common shares deemed outstanding totaled 1,586,217, 1,591,703 and 1,602,200 for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,615,737, 1,625,981 and 1,610,259 for the fiscal years ended June 30, 1998,
    1997 and 1996, respectively.

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    11.  EARNINGS PER SHARE AND DIVIDENDS PER SHARE (continued)

    Effective during the fiscal year ended June 30, 1998, the Corporation began presenting earnings per share pursuant to the provisions of SFAS No. 128, "Earnings Per Share." Accordingly, the fiscal 1997 and 1996 earnings per share presentation has been revised to conform to SFAS No. 128.

    During fiscal 1997, the Corporation declared dividends of $5.40 per common share. Of this amount, $5.00 per share was paid in December 1996 from funds retained by the Corporation in the conversion to stock form and was deemed by management to constitute a return of excess capital. Accordingly, the Corporation charged the return of capital distribution to additional paid-in-capital. Management estimated that approximately $5.17 of the 1997 fiscal year distributions constituted a tax-free return of capital.

    12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 1998 and 1997:

                  CASH AND CASH EQUIVALENTS: The financial statement carrying amounts for cash and cash equivalents are deemed to approximate fair value.

                  CERTIFICATES OF DEPOSIT IN OTHER FINANCIAL INSTITUTIONS: The financial statement carrying amounts for certificates of deposit in other financial institutions are deemed to approximate fair value.

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

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

                  FEDERAL HOME LOAN BANK STOCK: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

                  DEPOSITS: The fair values of NOW accounts, passbook accounts, money market demand accounts and advances by borrowers are deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                  ADVANCES FROM THE FEDERAL HOME LOAN BANK AND OTHER BORROWED
                  MONEY: The fair value of these advances and borrowings are estimated using the rates currently offered for similar advances and borrowings of similar remaining maturities.

                  COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At June 30, 1998 and 1997, the difference between the fair value and notional amount of loan commitments was not material.

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:

                                                           1998                      1997
                                                 CARRYING        FAIR       CARRYING       FAIR
                                                    VALUE       VALUE          VALUE       VALUE
                                                                  (In thousands)
Financial assets
  Cash and cash equivalents                      $ 13,890     $ 13,890     $  3,850     $  3,850
  Certificates of deposit in other financial
    institutions                                    2,004        2,004        4,258        4,258
  Investment securities                            11,835       11,835       18,660       18,660
  Mortgage-backed securities                        8,924        8,924        8,560        8,560
  Loans receivable                                 76,550       77,895       74,136       71,492
  Stock in Federal Home Loan Bank                     725          725          675          675
                                                 --------     --------     --------     --------

                                                 $113,928     $115,273     $110,139     $107,495
                                                 ========     ========     ========     ========

Financial liabilities
  Deposits                                       $ 93,477     $ 93,605     $ 89,752     $ 90,037
  Advances from the Federal Home Loan Bank          4,354        4,493        2,884        2,872
  Other borrowed money                              2,500        2,509          500          504
  Escrow deposits                                     169          169          169          169
                                                 --------     --------     --------     --------

                                                 $100,500     $100,776     $ 93,305     $ 93,582
                                                 ========     ========     ========     ========

    13.  CASH AND CASH EQUIVALENTS

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

    14.  RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform to the 1998 consolidated financial statement presentation.

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities designated as available for sale at June 30, 1998 and 1997 are summarized as follows:


                                                                                 1998
                                                                       GROSS             GROSS       ESTIMATED
                                                   AMORTIZED      UNREALIZED        UNREALIZED            FAIR
                                                        COST           GAINS            LOSSES           VALUE
                                                                           (In thousands)
    AVAILABLE FOR SALE:
      U.S. Government agency
        obligations                                  $10,729           $  69             $  32         $10,766
      FHLMC stock                                         20             921                -              941
      Corporate equity securities                        140              -                 12             128
                                                     -------              --              ----         -------

                                                     $10,889            $990             $  44         $11,835
                                                      ======             ===              ====          ======

                                                                                 1997
                                                                       GROSS             GROSS       ESTIMATED
                                                   AMORTIZED      UNREALIZED        UNREALIZED            FAIR
                                                        COST           GAINS            LOSSES           VALUE
                                                                           (In thousands)
    AVAILABLE FOR SALE:
      U.S. Government agency
        obligations                                  $18,055           $  33              $128         $17,960
      FHLMC stock                                         20             680                -              700
                                                     -------             ---                --         -------

                                                     $18,075            $713              $128         $18,660
                                                      ======             ===               ===          ======

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost and estimated fair value of U.S. Government agency obligations by contractual term to maturity at June 30 are shown below:

                                                                  1998                           1997
                                                                    ESTIMATED                        ESTIMATED
                                                     AMORTIZED           FAIR         AMORTIZED           FAIR
                                                          COST          VALUE              COST          VALUE
                                                                            (In thousands)

    Due in three years or less                         $ 1,995        $ 1,982           $ 1,604        $ 1,596
    Due after three years through
      five years                                            -              -              2,504          2,488
    Due after five years                                 8,734          8,784            13,947         13,876
                                                       -------        -------            ------         ------

                                                       $10,729        $10,766           $18,055        $17,960
                                                        ======         ======            ======         ======

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities designated as available for sale at June 30, 1998 and 1997 are summarized as follows:

                                                                                    1998
                                                                             GROSS          GROSS    ESTIMATED
                                                         AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                                              COST           GAINS         LOSSES        VALUE
    AVAILABLE FOR SALE:                                                        (In thousands)
      Federal Home Loan Mortgage
        Corporation participation certificates              $2,007            $ 41            $ 4       $2,044
      Government National Mortgage
        Association participation certificates               4,919              86              3        5,002
      Federal National Mortgage Association
        participation certificates                             850              26              9          867
      Collateralized mortgage obligations                    1,014               4              7        1,011
                                                             -----           -----            ---        -----

         Total mortgage-backed securities                   $8,790            $157            $23       $8,924
                                                             =====             ===             ==        =====

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

                                                                                    1997
                                                                             GROSS          GROSS    ESTIMATED
                                                         AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                                              COST           GAINS         LOSSES        VALUE
    AVAILABLE FOR SALE:                                                        (In thousands)
      Federal Home Loan
        Mortgage Corporation
        participation certificates                          $3,067            $ 34            $34       $3,067
      Government National
        Mortgage Association
        participation certificates                           3,817              61             24        3,854
      Federal National
        Mortgage Association
        participation certificates                           1,637              23             21        1,639
                                                             -----            ----             --        -----

         Total mortgage-backed securities                   $8,521            $118            $79       $8,560
                                                             =====             ===             ==        =====

    The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                                               JUNE 30,
                                                                                      1998                1997
                                                                                            (In thousands)
    Due within three years                                                          $  460              $1,085
    Due in three to five years                                                         126                 173
    Due in five to ten years                                                           480                 566
    Due in ten to twenty years                                                       2,412               3,126
    Due after twenty years                                                           5,312               3,571
                                                                                     -----               -----

                                                                                    $8,790              $8,521
                                                                                     =====               =====

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is as follows:
                                                                                      1998                1997
                                                                                            (In thousands)
    Residential real estate
      One- to four- family                                                         $55,707             $50,481
      Multi-family                                                                   5,184               7,721
      Construction                                                                   1,425                 926
    Nonresidential real estate and land                                              5,712               5,520
    Consumer and other                                                              10,923              11,484
                                                                                    ------              ------
                                                                                    78,951              76,132
    Less:
      Undisbursed portion of loans in process                                        1,452                 978
      Deferred loan origination fees                                                   190                 198
      Allowance for loan losses                                                        759                 820
                                                                                  --------            --------

                                                                                   $76,550             $74,136
                                                                                    ======              ======

    The Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $60.9 million, or 80%, of the total loan portfolio at June 30, 1998, and $58.2 million, or 78%, of the total loan portfolio at June 30, 1997. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southeastern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Savings Bank's primary lending area are presently stable.

    In the normal course of business, the Savings Bank has made loans to some of its directors, officers and employees. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of loans outstanding to directors and officers totaled approximately $340,000 and $316,000 at June 30, 1998 and 1997, respectively.

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                                            1998           1997           1996
                                                                                   (In thousands)
    Balance at beginning of year                                            $820           $884           $893
    Provision for (recoveries of) loan losses                                 (5)            28             -
    Charge-offs of loans                                                     (56)           (92)            (9)
                                                                            ----           ----          -----

    Balance at end of year                                                  $759           $820           $884
                                                                             ===            ===            ===

    As of June 30, 1998, the Savings Bank's allowance for loan losses was solely general in nature, and is includible as a component of regulatory risk-based capital, subject to certain percentage limitations.

    Nonperforming and nonaccrual loans totaled approximately $240,000, $1.1 million and $1.2 million at June 30, 1998, 1997 and 1996, respectively.

    During the years ended June 30, 1998, 1997 and 1996, interest income of approximately $6,000, $9,000 and $4,000, respectively, would have been recognized had such nonperforming and nonaccrual loans been performing in accordance with contractual terms.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 are comprised of the following:

                                                                                      1998                1997
                                                                                            (In thousands)
    Land and improvements                                                          $   376             $   376
    Office buildings and improvements                                                1,205               1,161
    Furniture, fixtures and equipment                                                  451                 434
                                                                                    ------              ------
                                                                                     2,032               1,971
      Less accumulated depreciation and
        amortization                                                                 1,100               1,027
                                                                                     -----               -----

                                                                                   $   932             $   944
                                                                                    ======              ======

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

DEPOSIT TYPE AND WEIGHTED-
AVERAGE INTEREST RATE                                       1998                  1997
                                                                  (In thousands)
NOW accounts
  1998 - 1.96%                                            $ 5,867
  1997 - 2.24%                                                                  $ 4,435
Passbook
  1998 - 2.94%                                              7,440
  1997 - 2.94%                                                                    7,379
Money market deposit accounts
  1998 - 3.60%                                              7,999
  1997 - 3.49%                                                                    7,785
                                                         ---------             --------
Total demand, transaction and
  passbook deposits                                        21,306                19,599

Certificates of deposit
  Original maturities of:
    Less than 12 months
      1998 - 5.39%                                          6,893
      1997 - 5.22%                                                                5,774
    12 months to 24 months
      1998 - 5.88%                                         36,727
      1997 - 5.89%                                                               34,303
    30 months to 36 months
      1998 - 5.76%                                          8,535
      1997 - 5.90%                                                               10,293
    More than 36 months
      1998 - 6.13%                                          1,196
      1997 - 5.86%                                                                1,723
  Individual retirement accounts
    1998 - 6.08%                                           14,589
    1997 - 6.03%                                                                 14,052
  Jumbo accounts
    1998 - 5.85%                                            4,231
    1997 - 5.82%                                                                  4,008
                                                          -------               -------
Total certificates of deposit                              72,171                70,153
                                                          -------                ------

Total deposit accounts                                    $93,477               $89,752
                                                          =======                ======

At June 30, 1998 and 1997, the Corporation had certificates of deposit accounts with balances greater than $100,000 totaling $8.1 million and $6.9 million, respectively.

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the year ended June 30 is summarized as follows:

                                                                            1998           1997           1996
                                                                                     (In thousands)

    Passbook                                                              $  212         $  214         $  212
    NOW and money market deposit
      accounts                                                               376            402            421
    Certificates of deposit                                                4,138          3,903          3,634
                                                                           -----          -----          -----

                                                                          $4,726         $4,519         $4,267
                                                                           =====          =====          =====

    Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                                                                           1998           1997
                                                                                              (In thousands)

    Less than one year                                                                  $51,581        $42,468
    One to three years                                                                   20,175         26,701
    Over three years                                                                        415            984
                                                                                       --------       --------
                                                                                        $72,171        $70,153
                                                                                        =======        =======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 1998 by pledges of certain residential mortgage loans totaling $6.5 million, and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                                            MATURING
                                            YEAR ENDING                                      JUNE 30,
    INTEREST RATE                           JUNE 30,                                  1998                1997
                                                                                        (Dollars in thousands)
    5.77%                                   1998                                    $   -               $2,000
    5.70%                                   1999                                       500                  -
    6.15%                                   2000                                       500                  -
    7.10%                                   2002                                        -                  500
    3.16% - 5.17%                           2008                                     3,354                 384
                                                                                     -----              ------

                                                                                    $4,354              $2,884
                                                                                     =====               =====

           Weighted-average interest rate                                             5.16%               5.65%
                                                                                      ====                ====

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE H - OTHER BORROWED MONEY

    Other borrowed money, secured at June 30, 1998, by the Corporation's investment in the common stock of the Savings Bank, consists of the following:

    INTEREST                        MATURING YEAR ENDING                                                JUNE 30,
       RATE                                 JUNE 30,                                                1998           1997
                                                                                                       (In thousands)

    8.88%                                   2001                                                  $   -            $500
    8.50%                                   1999                                                   2,500             -
                                                                                                   -----             -

                                                                                                  $2,500           $500
                                                                                                   =====            ===


NOTE I - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate as follows:

                                                                                                   JUNE 30,
                                                                                         1998         1997         1996
                                                                                             (In thousands)
    Federal income taxes computed at statutory rate                                      $517         $336         $573
    Increase (decrease) in taxes resulting from:
      Low income housing investment tax credits                                           (70)          -            -
      Nontaxable interest income                                                           (2)          (9)          -
      Other                                                                                -            (5)           1
                                                                                           --        -----        -----
    Federal income tax provision per consolidated
      financial statements                                                               $445         $322         $574
                                                                                          ===          ===          ===

    The composition of the Corporation's net deferred tax asset at June 30 is as follows:

                                                                                                    1998           1997
                                                                                                     (In thousands)
     Taxes (payable) refundable on temporary differences at estimated corporate tax rate:
       Deferred tax assets:
         General loan loss allowance                                                                $258           $279
         Deferred compensation                                                                       502            501
         Employee stock benefit plans                                                                 67             58
         Book/tax depreciation                                                                         1             -
                                                                                                   -----           ----
           Total deferred tax assets                                                                 828            838

       Deferred tax liabilities:
         Percentage of earnings bad debt deduction                                                  (265)          (265)
         Book/tax depreciation                                                                        -              (4)
         Deferred loan origination costs                                                             (33)           (49)
         Federal Home Loan Bank stock dividends                                                     (134)          (117)
         Unrealized gain on securities designated as available for sale                             (366)          (212)
                                                                                                     ---            ---
           Total deferred tax liabilities                                                           (798)          (647)
                                                                                                     ---            ---

           Net deferred tax asset                                                                   $ 30           $191
                                                                                                    ====            ===

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE I - FEDERAL INCOME TAXES (continued)

    The Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 1998 includes approximately $2.7 million for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $660,000 at June 30, 1998. See Note M for additional information regarding future percentage of earnings bad debt deductions.


NOTE J - LOAN COMMITMENTS

    The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

    The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At June 30, 1998, the Savings Bank had outstanding commitments to originate loans totaling approximately $384,000. In addition, the Savings Bank was obligated under unused lines of credit totaling $2.5 million. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 1998, and will be funded from normal cash flow from operations.

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


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

    As of June 30, 1998 and 1997, management believes that the Savings Bank met all capital adequacy requirements to which it is subject.

                                                                            AS OF JUNE 30, 1998


                                                                                         FOR CAPITAL
                                             ACTUAL                                  ADEQUACY PURPOSES
                                         ---------------        -------------------------------------------------------------------
                                         AMOUNT    RATIO                        AMOUNT                            RATIO
                                                               (Dollars in thousands)
    Tangible capital                    $14,690    12.8%         greater than or equal to $1,725    greater than or equal to  1.5%

    Core capital                        $14,690    12.8%         greater than or equal to $3,451    greater than or equal to  3.0%

    Risk-based capital                  $15,391    27.5%         greater than or equal to $4,479    greater than or equal to  8.0%



                                                             AS OF JUNE 30, 1998

                                                               TO BE "WELL-
                                                                CAPITALIZED" UNDER
                                                                PROMPT CORRECTIVE
                                                                ACTION PROVISIONS
                                      -----------------------------------------------------------------
                                                AMOUNT                                    RATIO

    Tangible capital                   greater than or equal to $5,751  greater than or equal to  5.0%

    Core capital                       greater than or equal to $6,901  greater than or equal to  6.0%

    Risk-based capital                 greater than or equal to $5,599  greater than or equal to 10.0%

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE K - REGULATORY CAPITAL (continued)

                                                                AS OF JUNE 30, 1997


                                                                                       FOR CAPITAL
                                             ACTUAL                                 ADEQUACY PURPOSES
                                        ----------------       -----------------------------------------------------------------
                                         AMOUNT    RATIO                      AMOUNT                              RATIO
                                                               (Dollars in thousands)

    Tangible capital                    $13,321    12.1%         greater than or equal to $1,650    greater than or equal to 1.5%

    Core capital                        $13,321    12.1%         greater than or equal to $3,300    greater than or equal to 3.0%

    Risk-based capital                  $13,855    26.9%         greater than or equal to $4,123    greater than or equal to 8.0%




                                                            AS OF JUNE 30, 1997

                                                                TO BE "WELL-
                                                            CAPITALIZED" UNDER
                                                             PROMPT CORRECTIVE
                                                             ACTION PROVISIONS
                                  ------------------------------------------------------------------
                                             AMOUNT                                  RATIO


    Tangible capital             greater than or equal to $5,500     greater than or equal to  5.0%

    Core capital                 greater than or equal to $6,600     greater than or equal to  6.0%

    Risk-based capital           greater than or equal to $5,153     greater than or equal to 10.0%


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


NOTE L - STOCK OPTION PLAN

    During fiscal 1996 the Board of Directors adopted the ASB Financial Corp. Stock Option and Incentive Plan (the "Plan") that provided for the issuance of 171,396 shares of authorized, but unissued shares of common stock at fair market value at the date of grant. In November 1995, the Corporation granted options to purchase 145,684 shares at the fair value of $13.875 per share. The Plan provides for one-fifth of the shares granted to be exercisable on each of the first five anniversaries of the date of the Plan, commencing in November 1995.

    In 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE L - STOCK OPTION PLAN (continued)

    The Corporation applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                 1998            1997           1996
    Net earnings (In thousands)                  As reported                   $1,076            $667         $1,111
                                                                                =====             ===          =====

                                                   Pro-forma                   $1,076            $667         $1,081
                                                                                =====             ===          =====

    Earnings per share
      Basic                                      As reported                     $.68            $.42           $.69
                                                                                  ===             ===            ===

                                                   Pro-forma                     $.68            $.42           $.67
                                                                                  ===             ===            ===

      Diluted                                    As reported                     $.67            $.41           $.69
                                                                                  ===             ===            ===

                                                   Pro-forma                     $.67            $.41           $.67
                                                                                  ===             ===            ===

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1996: dividend yield of 5.5%, expected volatility of 20.0%, a risk-free interest rate of 6.5% and expected lives of ten years.

    A summary of the status of the Corporation's stock option plan as of June 30, 1998, 1997 and 1996, and changes during the periods ending on those dates is presented below:


                                                   1998                      1997                    1996
                                                       WEIGHTED-                 WEIGHTED-                    WEIGHTED-
                                                         AVERAGE                   AVERAGE                      AVERAGE
                                                        EXERCISE                  EXERCISE                     EXERCISE
                                             SHARES        PRICE       SHARES        PRICE          SHARES        PRICE

    Outstanding at beginning of year        138,282       $10.08      145,684      $13.875              -            -
    Adjustment for return of capital
      distribution                               -            -            -        (3.795)             -            -
    Granted                                      -            -            -            -          145,684      $13.875
    Exercised                                19,442        10.08        7,452       10.08               -            -
    Forfeited                                    -            -            -            -               -            -
                                          ---------       ------    ---------       ------       ---------       -----

    Outstanding at end of year              118,840       $10.08      138,232      $10.08          145,684      $13.875
                                            =======        =====      =======       =====          =======       ======

    Options exercisable at year-end          31,380       $10.08       21,685      $10.08               -            -
                                           ========        =====     ========       =====        =========      ======
    Weighted-average fair value of
      options granted during the year                        $-                        $-                         $2.70
                                                              ==                        ==                         ====

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE L - STOCK OPTION PLAN (continued)

    The following information applies to options outstanding at June 30, 1998:

    Number outstanding                                             118,840
    Range of exercise prices                                        $10.08
    Weighted-average exercise price                                 $10.08
    Weighted-average remaining contractual life                 7.42 years


NOTE M - LEGISLATIVE DEVELOPMENTS

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

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE N - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.

    The following condensed financial statements summarize the financial position of ASB Financial Corp. as of June 30, 1998 and 1997, and the results of its operations and its cash flows for the fiscal years ended June 30, 1998, 1997 and 1996.

                               ASB FINANCIAL CORP.
                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)

    ASSETS                                                                               1998             1997
    Interest-bearing deposits in American Savings Bank, fsb                           $   377          $   693
    Interest-bearing deposits in other financial institutions                             283            2,378
    Investment securities                                                                 128               -
    Loan receivable from ESOP                                                             819              959
    Investment in American Savings Bank, fsb                                           15,412           13,733
    Prepaid expenses and other                                                            136              104
                                                                                      -------          -------

          Total assets                                                                $17,155          $17,867
                                                                                       ======           ======

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Dividends payable                                                                 $   165          $   172
    Borrowed money                                                                      2,500               -
                                                                                      -------          -------
          Total liabilities                                                             2,665              172

    Shareholders' equity
      Common stock and additional paid-in capital                                       8,304            8,023
      Retained earnings                                                                 8,292           11,181
      Shares acquired by stock benefit plans                                           (1,677)          (1,921)
      Treasury shares                                                                  (1,143)              -
      Unrealized gains on securities designated as available for sale, net                714              412
                                                                                      -------          -------
          Total shareholders' equity                                                   14,490           17,695
                                                                                      -------          -------

          Total liabilities and shareholders' equity                                  $17,155          $17,867
                                                                                      =======          =======

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE N - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP. (continued)


                                                                        ASB FINANCIAL CORP.
                                                                      STATEMENTS OF EARNINGS
                                                                        Year ended June 30,
                                                                          (In thousands)
                                                                              1998           1997         1996
    Revenue
      Interest income                                                      $   163           $292      $   455
      Equity in earnings of American Savings Bank, fsb                       1,034            631          887
                                                                             -----            ---       ------
          Total revenue                                                      1,197            923        1,342

    General and administrative expenses                                        103            248          122
                                                                            ------            ---       ------

    Earnings before income taxes                                             1,094            675        1,220

    Federal income tax                                                          18             15          109
                                                                           -------           ----       ------

          NET EARNINGS                                                      $1,076           $660       $1,111
                                                                             =====            ===        =====

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE N - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.
(continued)

                               ASB FINANCIAL CORP.
                            STATEMENTS OF CASH FLOWS
                               Year ended June 30,
                                 (In thousands)

                                                                              1998           1997         1996
    Cash provided by (used in) operating activities:
      Net earnings for the year                                             $1,076        $   660       $1,111
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities
        (Undistributed earnings of) excess of distributions
          from consolidated subsidiary                                      (1,034)         4,369         (887)
        Loss on sale of investment securities                                   -               9           -
        Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets                                    (32)           (36)          20
          Other liabilities                                                     (7)             1           43
                                                                          --------       --------      -------
          Net cash provided by operating activities                              3          5,003          287

    Cash flows provided by (used in) investing activities:
      Proceeds from repayment of loan                                          140            159          152
      Proceeds from maturities of investment securities                         -              -         1,500
      Proceeds from sale of investment securities                               -           3,491           -
      Purchase of investment securities                                       (136)            -        (3,500)
                                                                            ------          -----        -----
          Net cash provided by (used in) investing activities                    4          3,650       (1,848)

    Cash flows provided by (used in) financing activities:
      Proceeds from borrowed money                                           2,500             -            -
      Proceeds from exercise of stock options                                  196            103           -
      Payment of dividends on common stock                                  (3,971)        (9,260)        (557)
      Purchase of treasury shares                                           (1,143)            -            -
                                                                             -----          -----        ----
          Net cash used in financing activities                             (2,418)        (9,157)        (557)
                                                                             -----          -----       ------

    Net decrease in cash and cash equivalents                               (2,411)          (504)      (2,118)

    Cash and cash equivalents at beginning of year                           3,071          3,575        5,693
                                                                             -----          -----        -----

    Cash and cash equivalents at end of year                               $   660         $3,071       $3,575
                                                                            ======          =====        =====

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE N - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.
(continued)

    As a condition to regulatory approval of the stock conversion and reorganization to the holding company form of ownership, the Savings Bank agreed to limit the amount of dividends payable to the Corporation. Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of up to the greater of (i) 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital-to-assets ratio at the beginning of the year or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Savings Bank had the ability to pay dividends of approximately $2.2 million to the Corporation at June 30, 1998.


NOTE O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the Corporation's quarterly results for the fiscal years ended June 30, 1998 and 1997. Certain amounts, as previously reported, have been reclassified to conform to the 1998 presentation.

                                                                        THREE MONTHS ENDED
                                                 SEPTEMBER 30,        DECEMBER 31,      MARCH 31,     JUNE 30,
    1998:                                                   (In thousands, except per share data)

    Total interest income                               $2,164              $2,124         $2,123       $2,130
    Total interest expense                               1,249               1,225          1,238        1,249
                                                         -----               -----          -----        -----

    Net interest income                                    915                 899            885          881
    Provision for (recoveries of) losses on loans           -                   (4)            (8)           7
    Other income                                            65                  74             57           85
    General, administrative and other expense              612                 599            535          599
                                                        ------              ------         ------       ------

    Earnings before income taxes                           368                 378            415          360
    Federal income taxes                                   122                 124            139           60
                                                        ------              ------         ------      -------

    Net earnings                                        $  246              $  254         $  276       $  300
                                                        ======              ======         ======        =====

    Earnings per share
      Basic                                               $.16               $.16            $.18         $.18
                                                           ===                ===             ===          ===

      Diluted                                             $.16               $.16            $.18         $.17
                                                           ===                ===             ===          ===

                               ASB FINANCIAL CORP.

                          June 30, 1998, 1997 and 1996


NOTE O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)

                                                                        THREE MONTHS ENDED
                                                 SEPTEMBER 30,        DECEMBER 31,      MARCH 31,     JUNE 30,
    1997:                                                   (In thousands, except per share data)

    Total interest income                               $2,065              $2,148         $2,079       $2,101
    Total interest expense                               1,143               1,156          1,188        1,199
                                                         -----               -----          -----        -----

    Net interest income                                    922                 992            891          902
    Provision for losses on loans                           22                  -              -             6
    Other income                                            52                 162             67           83
    General, administrative and other expense            1,219                 677            606          552
                                                         -----              ------         ------       ------

    Earnings (loss) before income taxes (credits)         (267)                477            352          427
    Federal income taxes (credits)                         (91)                164            117          132
                                                       -------              ------         ------       ------

    Net earnings (loss)                                 $ (176)             $  313         $  235       $  295
                                                        ======              ======         ======       ======

    Earnings (loss) per share
      Basic                                              $(.11)               $.19           $.14         $.20
                                                         =====                ====           ====         ====

      Diluted                                              N/A                $.19           $.14         $.19
                                                           ===                ====           ====         ====

                               ASB FINANCIAL CORP.
                             DIRECTORS AND OFFICERS

=============================================================================================
Gerald R. Jenkins                                         Director and Chairman of the Board

Robert M. Smith                                           Director and President
President and Chief Executive Officer
American Savings Bank, fsb

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

Victor W. Morgan                                          Director
Morgan Brothers, Inc.
Retired

Louis M. Schoettle, M.D.                                  Director
Physician
Retired

M. Kathryn Scott                                          Secretary
Secretary
American Savings Bank, fsb

Carlisa R. Baker                                          Treasurer
Treasurer
American Savings Bank, fsb


                           AMERICAN SAVINGS BANK, fsb
                             DIRECTORS AND OFFICERS

=============================================================================================
Gerald R. Jenkins                                         Director and Chairman of the Board

Robert M. Smith                                           Director, President and CEO

William J. Burke                                          Director

Lee O. Fitch                                              Director and Attorney

Victor W. Morgan                                          Director

Louis M. Schoettle, M.D.                                  Director

Jack A. Stephenson                                        Vice President

Carlisa R. Baker                                          Treasurer

M. Kathryn Scott                                          Secretary

                              SHAREHOLDER SERVICES

==============================================================================

The Fifth Third Bank serves as transfer agent and dividend distributing agent for ASB's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

                              The Fifth Third Bank
                            Stock Transfer Department
                                Mail Drop 1090F5
                            38 Fountain Square Plaza
                             Cincinnati, Ohio 45263
                                 (513) 579-5320
                                 (800) 837-2755


                                 ANNUAL MEETING

==============================================================================

The Annual Meeting of Shareholders of ASB Financial Corp. will be held on October 28, 1998, at 11:00 a.m., Eastern Time, in the Micklethwaite Room at Shawnee State University, Portsmouth, Ohio. Shareholders are cordially invited to attend.


                          ANNUAL REPORT ON FORM 10-KSB

==============================================================================

A copy of ASB's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon written request to:

                           American Savings Bank, fsb
                             503 Chillicothe Street
                             Portsmouth, Ohio 45662
                      Attention: Robert M. Smith, President