Form 10KSB40, Exhibit 13
period 1999-06-30
ASB FINANCIAL CORP /OH
filed 1999-09-28
CIK 944304

                                   Exhibit 13



                                       ASB
                                    FINANCIAL
                                      CORP.




                                      1999
                                     ANNUAL
                                     REPORT
                                       TO
                                  SHAREHOLDERS

Dear Fellow Shareholder:

As we rapidly approach the twenty-first century, I am pleased to report on yet another year of solid earnings and asset growth for ASB Financial.

Net earnings for the fiscal year ended June 30, 1999 totaled $1.1 million, or $.67 per diluted share, which represents as increase of $4,000 compared to net earnings reported for fiscal 1998. Your Corporation reported stable earnings despite the payment of a $2.00 special dividend in June 1998, which reduced interest-earning assets by $3.3 million heading into fiscal 1999. The reduction in net interest income of $112,000 as a result of this special dividend was offset by an increase in other income and a decrease in general and administrative expenses.

Total assets amounted to $123.2 million at June 30, 1999, an increase of $6.8 million, or 5.8%, over June 30, 1998. The loan portfolio grew during fiscal 1999 by $5.9 million, or 7.7%, and deposit growth totaled $7.5 million, representing an 8.0% increase during the year.

Your Corporation will continue to focus on the strategic objectives of continuing asset growth, maintaining a community focus, and providing personalized service for our valued customers. We believe that projects such as the new and expanded drive-up walk-up facility at 907 Chillicothe Street and the additional delivery channels we have provided our customers through ATM machines at Speedeemart of Wheelersburg and Country Store Foods at South Webster and Lucasville-Minford Roads, will provide the potential for similar growth in the future.

Your Corporation's focus in fiscal 2000 will be to enhance earnings through additional fee income, particularly from the increase in sales of alternative financial products and services, as well as to continue our efforts to increase our net interest margin through the origination of business and commercial lending products. We are determined to improve our critical operating ratios such as return on equity, return on assets and earnings per share.

The Board and management of your Corporation believe that small cap stocks in general, and ASB Financial in particular, have undeservedly lagged the overall market. ASB Financial has outperformed most of its financial institution competitors without a commensurate increase in our share price. Therefore, since dividends are another source of rewarding our shareholders, your Corporation declared and paid a $1.00 special dividend on August 31, 1999.

As always, we remain committed to maximizing the return on your investment and thank you for your continued support of ASB Financial.

Sincerely,



Robert M. Smith
President

                         BUSINESS OF ASB FINANCIAL CORP.

================================================================================

ASB Financial Corp. ("ASB" or the "Corporation"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of American Savings Bank, fsb ("American" or the "Savings Bank"), a savings bank chartered under the laws of the United States. ASB was formed in 1995 in connection with the conversion of American from a mutual savings association to a stock savings association (the "Conversion") which was completed in May 1995. Other than investing excess funds from the Conversion in investment and mortgage-backed and related securities, ASB's activities have been limited primarily to holding the common shares of American.

Serving the Portsmouth, Ohio, area since 1892, American conducts business from its office at 503 Chillicothe Street in Portsmouth, Ohio. The principal business of American is the origination of loans secured by one- to four-family residential real estate located in American's primary market area, which consists of the City of Portsmouth and contiguous areas of Scioto County, Ohio. American also originates loans secured by multifamily residences (over four units) and nonresidential real estate and purchases interests in loans originated by other lenders secured by multifamily real estate and nonresidential real estate located outside of American's primary market area. In addition to real estate lending, American invests in mortgage-backed securities, U.S. Government and agency obligations and other investments permitted by applicable law. Funds for lending and other investment activities are obtained primarily from savings deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), and from borrowings from the Federal Home Loan Bank (the "FHLB") of Cincinnati.

ASB is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). American is subject to regulation, supervision and examination by the OTS and the FDIC. American is also a member of the FHLB of Cincinnati.

ASB's office is located at 503 Chillicothe Street, Portsmouth, Ohio 45662. The telephone number is (740) 354-3177.


                              MARKET PRICE OF ASB'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
================================================================================

There were 1,746,924 common shares of ASB outstanding on September 10, 1999, held of record by approximately 836 shareholders. Price information for ASB's common shares is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "ASBP."

The table below sets forth the high and low trading prices for the common shares of ASB, as quoted by Nasdaq, together with dividends declared per share, for each quarter of fiscal 1999 and 1998.

                                                              Cash dividends
Quarter Ended                High Trade        Low Trade         declared
-------------                ----------        ---------         --------

FISCAL 1998
   September 30, 1997         $13.38            $11.75             $ .10
   December 31, 1997          $13.50            $13.00             $ .10
   March 31, 1998             $14.63            $13.25             $ .10
   June 30, 1998              $16.75            $12.63             $2.10

FISCAL 1999
   September 30, 1998         $13.38           $10.88              $ .10
   December 31, 1998          $12.75           $ 9.81              $ .10
   March 31, 1999             $12.38           $10.88              $ .10
   June 30, 1999              $12.75           $10.38              $ .10


The income of ASB consists of interest and dividends on investment and mortgage-backed and related securities and dividends which may periodically be declared and paid by the Board of Directors of American on the common shares of American held by ASB.

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

================================================================================

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding ASB at the dates and for the periods indicated.


SELECTED CONSOLIDATED FINANCIAL                                  At June 30,
CONDITION DATA:                              ----------------------------------------------------
                                               1999       1998       1997       1996      1995
                                               ----       ----       ----       ----      ----
                                                                (In thousands)
Total amount of:
  Assets                                     $123,248   $116,437   $112,469   $112,922   $106,861
  Cash and cash equivalents (1)                 7,566     13,890      3,850      3,836      5,926
  Certificates of deposit in other
    financial institutions                        293      2,004      4,258      6,702      9,301
  Investment securities available for
    sale - at market                           19,372     11,835     18,660     19,284      1,768
  Investment securities held to maturity -
    at amortized cost                              --         --         --         --     14,107
  Mortgage-backed securities available
    for sale - at market                       10,232      8,924      8,560     10,728      2,300
  Mortgage-backed securities held to
    maturity - at amortized cost                   --         --         --         --      7,835
  Loans receivable - net                       82,430     76,550     74,136     68,455     62,153
  Real estate acquired through
    foreclosure - net                              --        157         --        663        525
  Deposits                                    100,954     93,477     89,752     83,395     78,888
  Advances from the FHLB                        5,823      4,354      2,884      2,413        442
  Shareholders' equity, restricted (2)         15,040     14,490     17,701     25,613     26,058

------------------------

(1) Consists of cash and due from banks and interest-bearing deposits in other financial institutions.

(2) At June 30, 1999, 1998, 1997 and 1996, includes $265,000, $714,000,
    $412,000 and $124,000, respectively, of unrealized gains on securities designated as available for sale, net of related tax effects, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115.


SELECTED CONSOLIDATED OPERATING                           Year ended June 30,
  DATA:                                   -------------------------------------------------
                                            1999       1998       1997      1996      1995
                                            ----       ----       ----      ----      ----
                                                 (In thousands, except per share data)
Interest income                           $ 8,580    $ 8,541    $ 8,393   $ 8,173   $ 7,012
Interest expense                            5,112      4,961      4,686     4,310     3,893
                                          -------    -------    -------   -------   -------
Net interest income                         3,468      3,580      3,707     3,863     3,119
Provision for (recoveries of) losses on
   loans                                       (1)        (5)        28        --        10
                                          -------    -------    -------   -------   -------
Net interest income after provision for
   (recoveries of) losses on loans          3,469      3,585      3,679     3,863     3,109
Other income                                  330        281        364       195       143
General, administrative and other
   expense                                  2,286      2,345      3,054     2,373     1,726
                                          -------    -------    -------   -------   -------
Earnings before income taxes                1,513      1,521        989     1,685     1,526
Federal income taxes                          433        445        322       574       518
                                          -------    -------    -------   -------   -------
Net earnings                              $ 1,080    $ 1,076    $   667   $ 1,111   $ 1,008
                                          =======    =======    =======   =======   =======

Earnings per share
  Basic                                   $   .68    $   .68    $   .42   $   .69       N/A
                                          =======    =======    =======   =======   =======
  Diluted                                 $   .67    $   .67    $   .41   $   .69       N/A
                                          =======    =======    =======   =======   =======


                                                            Year ended June 30,
                                             ----------------------------------------------
SELECTED FINANCIAL RATIOS:                   1999       1998        1997     1996      1995
                                             ----       ----        ----     ----      ----

Return on average assets                      .90%       .95%       .59%     1.01%     1.00%
Average interest rate spread during
 period                                      2.54       2.46       2.41      2.55      2.83
Net interest margin                          3.04       3.25       3.39      3.69      3.29
Return on average equity                     7.22       6.38       3.15      4.30      9.38
Equity to total assets at end of period     12.20      12.44      15.74     22.68     24.38
Average interest-earning assets to
 average interest-bearing liabilities      111.02     117.41     122.77    127.55    111.19
Net interest income to general,
 administrative and other expense          151.71     152.67     121.38    162.79    180.71
General, administrative and other
 expense to average total assets             1.91       2.08       2.70      2.16      1.72
Nonperforming assets to total
 assets                                       .31        .34       1.02      1.61      2.30
Loan loss allowance to nonperforming
 loans                                     193.40     316.25      71.62     76.34     46.29
Dividend payout ratio                       58.82     352.94   1,285.71     47.10       N/A


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

================================================================================

                                     GENERAL

--------------------------------------------------------------------------------

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


                         CHANGES IN FINANCIAL CONDITION
                       FROM JUNE 30, 1998 TO JUNE 30, 1999

--------------------------------------------------------------------------------

ASB's total assets amounted to $123.2 million at June 30, 1999, an increase of $6.8 million, or 5.8%, over 1998 levels. The increase in total assets was funded primarily from a $7.5 million increase in deposits and a $1.5 million increase in FHLB advances, which were partially offset by repayments of other borrowed money totaling $2.5 million.

Cash, interest-bearing deposits and certificates of deposit totaled $7.9 million at June 30, 1999, a decrease of $8.0 million, or 50.6%, from 1998 levels. Investment securities totaled $19.4 million at June 30, 1999, an increase of $7.5 million, or 63.7%, from the balance at June 30, 1998. During fiscal 1998, management purchased $19.3 million of investment securities, primarily intermediate- and long-term U.S. Government agency securities. Such purchases were partially offset by maturities and sales totaling $11.3 million. Mortgage-backed securities increased by $1.3 million, or 14.7%, as purchases totaling $5.6 million exceeded principal repayments of $3.2 million and proceeds from sales of $838,000.

Loans receivable increased by $5.9 million, or 7.7%, to a total of $82.4 million at June 30, 1999, compared to $76.6 million at June 30, 1998. Loan disbursements of $33.2 million and purchases of $778,000 exceeded principal repayments of $28.2 million during fiscal 1999. Loan origination volume during fiscal 1999 exceeded the volume of disbursements in fiscal 1998 by $8.1 million, or 32.2%. Growth in loans secured by residential real estate totaled $4.1 million, or 6.5%, while the nonresidential portfolio increased by $2.8 million, or 48.9%.

At June 30, 1999, American's allowance for loan losses totaled $733,000, representing .85% of total loans and 193.4% of nonperforming loans. At June 30, 1998, the allowance for loan losses totaled $759,000, or .96% of total loans and 316.3% of nonperforming loans. Nonperforming loans amounted to $379,000 and $240,000 at June 30, 1999 and 1998, respectively, and represented .3% and .2% of total assets at those respective dates. Although management believes that its allowance for loan losses at June 30, 1999, was adequate based on the available facts and circumstances, there can be no assurances that additions to such allowance will not be necessary in future periods, which could adversely affect ASB's results of operations.

Deposits increased by $7.5 million, or 8.0%, during fiscal 1999 to a total of $101.0 million at June 30, 1999. The increase resulted primarily from management's continuing efforts to maintain growth in deposits through marketing and pricing strategies. Borrowings decreased by $1.0 million, or 15.0%, during fiscal 1999, compared to 1998, as other borrowed money totaling $2.5 million was repaid during fiscal 1999, while advances from the FHLB increased by $1.5 million. Proceeds from advances and growth in deposits were generally used to fund new loan originations.

Shareholders' equity totaled $15.0 million at June 30, 1999, an increase of $550,000, or 3.8%, from June 30, 1998 levels. The increase resulted primarily from net earnings of $1.1 million, which were partially offset by dividends of $463,000.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

--------------------------------------------------------------------------------

GENERAL. Net earnings amounted to $1.1 million for the fiscal year ended June 30, 1999, an increase of $4,000, or .4%, over fiscal 1998. The increase in earnings resulted primarily from a $49,000 increase in other income, a $59,000 decrease in general, administrative and other expense and a $12,000 decrease in the provision for federal income taxes, which were partially offset by a $112,000 decrease in net interest income.

NET INTEREST INCOME. Total interest income amounted to $8.6 million for the fiscal year ended June 30, 1999, an increase of $39,000, or .5%, over fiscal 1998. Interest income on loans totaled $6.4 million in fiscal 1999, an increase of $31,000, or .5%. This increase was due primarily to a $500,000, or .6%, increase in the weighted-average balance of loans outstanding in 1999. Interest income on mortgage-backed securities increased by $115,000, or 19.4%, as a result of a $2.5 million, or 31.0%, increase in the weighted-average balance outstanding, which was partially offset by a 65 basis point decline in yield. Interest income on investment securities and interest-bearing deposits decreased by $107,000, or 6.8%, due primarily to a 73 basis point decrease in the weighted-average yield from year to year, which was partially offset by a $1.0 million increase in the weighted-average balance outstanding year to year.

Interest expense totaled $5.1 million for the fiscal year ended June 30, 1999, an increase of $151,000, or 3.1%, over the $5.0 million total recorded in fiscal 1998. Interest expense on deposits increased by $71,000, or 1.5%, due primarily to a $6.7 million, or 7.4%, increase in the weighted-average balance outstanding year to year, which was partially offset by a 29 basis point decrease in the weighted-average yield from year to year. Interest expense on borrowings increased by $80,000, or 34.0%, due primarily to a $2.3 million increase in the weighted-average balance outstanding, which was offset by a 132 basis point decrease in the average cost of borrowings, to 5.38% in fiscal 1999.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $112,000, or 3.1%, to a total of $3.5 million for the fiscal year ended June 30, 1999, compared to $3.6 million in fiscal 1998. The interest rate spread increased by eight basis points to 2.54% in fiscal 1999 from 2.46% in fiscal 1998, while the net interest margin decreased to 3.04% in 1999 from 3.25% in 1998.

PROVISION FOR LOSSES ON LOANS. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to American's market area, and other factors related to the collectibility of American's loan portfolio. As a result of such analysis, management determined that the allowance for loan losses was adequate and elected to record no provision for losses on loans for the fiscal years ended June 30, 1999 and 1998. There can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

The foregoing statement is a "forward-looking" statement within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Factors that could affect the adequacy of the loan loss allowance include, but are not limited to, the following: (1) changes in the national and local economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (2) unforeseen adverse changes in circumstances with respect to certain large loan borrowers; (3) decrease in the value of collateral securing consumer loans to amounts equal to less than the outstanding balances of the consumer loans; and (4) determinations by various regulatory agencies that the Savings Bank must recognize additions to its loan loss allowance based on such regulators' judgment of information available to them at the time of their examinations.

OTHER INCOME. Other income totaled $330,000 for the fiscal year ended June 30, 1999, an increase of $49,000, or 17.4%, over the $281,000 recorded in fiscal 1998. The increase resulted primarily from an increase of $39,000 in gain on sale of investment securities year to year, coupled with an increase of $13,000 in other operating income.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense totaled $2.3 million for the fiscal year ended June 30, 1999, a decrease of $59,000, or 2.5%, from the total recorded in fiscal 1998. The decrease resulted primarily from a $44,000, or 3.5%, decrease in employee compensation and benefits, coupled with a $43,000, or 17.6% decline in franchise taxes and a $14,000, or 2.9%, decrease in other operating expense, which were partially offset by a $48,000, or 24.5%, increase in data processing costs. The decrease in employee compensation and benefits was due primarily to a decline in staffing levels year to year, coupled with an increase in deferred loan origination costs resulting from the increase in loan volume in fiscal 1999. The decrease in franchise taxes resulted from ASB's decrease in equity capital due to its dividend distributions in fiscal 1998 and 1997, coupled with a decrease in franchise tax rates. The increase in data processing was due primarily to American's overall growth year to year.

FEDERAL INCOME TAXES. The provision for federal income taxes totaled $433,000 for the fiscal year ended June 30, 1999, a decrease of $12,000, or 2.7%, from the $445,000 recorded in fiscal 1998. The decrease was due primarily to a $8,000, or .5%, decrease in pretax earnings year to year, coupled with tax credits realized from American's investment in a low income housing project. ASB's effective tax rates were 28.6% and 29.3% for the fiscal years ended June 30, 1999 and 1998, respectively.

                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 1998 AND 1997

--------------------------------------------------------------------------------

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

PROVISION FOR LOSSES ON LOANS. As a result of an analysis of American's historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to American's market area, and other factors related to the collectibility of American's loan portfolio, management determined that the allowance for loan losses was adequate and elected to record no provision for losses on loans for the fiscal year ended June 30, 1998, while realizing a $5,000 recovery on loan losses, as compared to a $28,000 provision for losses on loans recorded during the fiscal year ended June 30, 1997.

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

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

--------------------------------------------------------------------------------

The following table sets forth certain information relating to ASB's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from average monthly balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.


                                                                          Year ended June 30,
                                 ------------------------------------------------------------------------------------------------
                                              1999                              1998                              1997
                                 ------------------------------  -------------------------------   ------------------------------
                                   Average    Interest              Average     Interest             Average     Interest
                                 outstanding   earned/   Yield/  outstanding     earned/  Yield/   outstanding    earned/  Yield/
                                   balance     paid       rate      balance       paid     rate     balance       paid     rate
                                  --------   -------    ------      --------      ------  ------   --------       ------  ------
                                                                   (Dollars in thousands)
Interest-earning assets:
  Loans receivable                $ 79,368   $ 6,394      8.06%     $ 78,868      $6,363    8.07%  $ 71,260       $5,882    8.25%
  Mortgage-backed
    securities                      10,633       709      6.67         8,118         594    7.32      9,487          680    7.17
  Investment securities and
    other interest-earning
    assets                          24,226     1,477      6.10        23,177       1,584    6.83     28,664        1,831    6.39
                                  --------   -------    ------      --------      ------  ------   --------       ------  ------

   Total interest-earning
     assets                        114,227     8,580      7.51       110,163       8,541    7.75    109,411        8,393    7.67

Non-interest-earning assets          5,710                             2,824                          3,662
                                  --------                          ---------                      --------

Total assets                      $119,937                          $112,987                       $113,073
                                  ========                          ========                       ========

Interest-bearing liabilities:
  Deposits                        $ 97,032     4,797      4.94      $ 90,317       4,726    5.23   $ 86,296        4,519    5.24
  Borrowings                         5,857       315      5.38         3,508         235    6.70      2,822          167    5.92
                                  --------   -------    ------      --------      ------  ------   --------       ------  ------

   Total interest-bearing
     liabilities                   102,889     5,112      4.97        93,825       4,961    5.29     89,118        4,686    5.26
                                  --------   -------    ------                    ------  ------                  ------  ------

Non-interest-bearing
  liabilities                        2,088                             2,289                          2,752
                                  --------                          --------                       --------

   Total liabilities               104,977                            96,114                         91,870

Shareholders' equity                14,960                            16,873                         21,203
                                  --------                          --------                       --------

   Total liabilities and
     shareholders' equity         $119,937                          $112,987                       $113,073
                                  ========                          ========                       ========

Net interest income                          $ 3,468                              $3,580                          $3,707
                                             =======                              ======                          ======

Interest rate spread                                      2.54%                             2.46%                           2.41%
                                                        ======                            ======                          ======

Net interest margin (net
  interest income as a
  percent of average
  interest-earning assets)                                3.04%                             3.25%                           3.39%
                                                        ======                            ======                          ======

Average interest-earning
  assets to average interest-
  bearing liabilities                                   111.02%                           117.41%                         122.77%
                                                        ======                            ======                          ======



-----------------------------------

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

                                                       Year ended June 30,
                                          --------------------------------------------------
                                            1999 vs. 1998                  1998 vs. 1997
                                          -----------------           ----------------------
                                              Increase                    Increase
                                             (decrease)                  (decrease)
                                               due to                     due to
                                          -----------------           ----------------------
                                           Volume    Rate     Total   Volume    Rate    Total
                                           ------    ----     -----   ------    ----    -----
                                                            (In thousands)
Interest-earning assets:
   Loans receivable                       $  40    $  (9)   $  31    $ 612    $(131)   $ 481
   Mortgage-backed securities               174      (59)     115     (100)      14      (86)
   Investment securities and interest -
     bearing assets                          67     (174)    (107)    (368)     121     (247)
                                          -----    -----    -----    -----    -----    -----

       Total interest-earning assets        281     (242)      39      144        4      148
                                          -----    -----    -----    -----    -----    -----

Interest-bearing liabilities:
   Deposits                                 341     (270)      71      213       (6)     207
   Borrowings                               117      (37)      80       44       24       68
                                          -----    -----    -----    -----    -----    -----

Total interest-bearing liabilities          458     (307)     151      257       18      275
                                          -----    -----    -----    -----    -----    -----

 Increase (decrease) in net interest
   income                                 $(177)   $  65    $(112)   $(113)   $ (14)   $(127)
                                          =====    =====    =====    =====    =====    =====



                         ASSET AND LIABILITY MANAGEMENT

--------------------------------------------------------------------------------

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

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution must deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital. See "Liquidity and Capital Resources."

At June 30, 1999, 2% of the present value of American's assets was approximately $2.5 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $2.5 million at June 30, 1999, American would have been required to deduct $12,000 (50% of the $24,000 difference) from its capital in determining whether American met its risk-based capital requirement. Regardless of such reduction, however, American's risk-based capital at June 30, 1999, would still have exceeded the regulatory requirement by approximately $10.9 million.

The following table presents, at June 30, 1999 and 1998, an analysis of the interest rate risk of American, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis point movements in market interest rates. The table also contains the policy limits set by the Board of Directors of American as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and the strong capital position of American.


                                               At June 30, 1999              At June 30, 1998
                                              ------------------             ----------------
Changes in interest rate  Board limit    $ change           % change     $ change        % change
     (basis points)       % changes       in NPV             in NPV       in NPV          in NPV
------------------------  -----------    --------           --------     --------        --------
                                                            (Dollars in thousands)

        +300               (40)%         $(3,945)             (26)%      $(4,335)          (25)%
        +200               (30)           (2,489)             (16)        (2,706)          (16)
        +100               (20)           (1,109)              (7)        (1,189)           (7)
           0                 0                 0                0              0             0
        -100                20               560                4            743             4
        -200                30               837                5          1,249             7
        -300                40             1,345                9          1,973            11



In the event that interest rates should rise from recent levels, American's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect American's earnings due to diminished loan demand.

                         LIQUIDITY AND CAPITAL RESOURCES

--------------------------------------------------------------------------------

Liquidity refers to the ability of an institution to generate sufficient cash to fund current loan demand, meet deposit withdrawals and pay operating expenses. Liquidity is influenced by financial market conditions, fluctuations in interest rates, general economic conditions and regulatory requirements. ASB's liquidity, primarily represented by cash equivalents, interest-bearing deposits in other financial institutions and investment securities, is a result of the operating, investing and financing activities of American. These activities are summarized below on a consolidated basis for the years ended June 30, 1999, 1998, and 1997:

                                            Year ended June 30,
                                      ------------------------------
                                        1999        1998       1997
                                       ----        ----       ----
                                              (In thousands)

Net cash from operating
  activities                         $  1,323    $  1,145   $  1,113
Net cash from investing
  activities                          (13,629)      6,618        723
Net cash from financing activities      5,982       2,277     (1,822)
                                     --------    --------   --------
Net change in cash and cash
  equivalents                          (6,324)     10,040         14
Cash and cash equivalents at the
  beginning of the year                13,890       3,850      3,836
                                     --------    --------   --------
Cash and cash equivalents at the
  end of the year                    $  7,566    $ 13,890   $  3,850
                                     ========    ========   ========


American generally strives to maintain liquidity (defined as cash, interest-bearing deposits and investment securities with terms of less than five years) in a range of 10 to 25% of total assets. OTS regulations require that a savings association maintain an average daily balance of liquid assets (cash, certain time deposits and specified United States Government, state or federal agency obligations) equal to a monthly average of not less than 4% of its net withdrawable savings deposits plus borrowings payable in one year or less. Federal regulations also require each association to maintain an average daily balance of short-term liquid assets at a specified percentage, currently 1%, of the total of its net withdrawable savings accounts and borrowings payable in one year or less. Monetary penalties may be imposed upon associations failing to meet liquidity requirements. The eligible liquidity of American, as computed under current regulations, at June 30, 1999, was approximately $23.2 million, or 21.4%, and exceeded the then applicable 4.0% liquidity requirement by approximately $18.9 million, or 17.4%.

At June 30, 1999, American had outstanding commitments of approximately $1.2 million to originate loans and $1.3 million to purchase loans. Additionally, American was obligated under unused lines and letters of credit totaling $4.1 million. In the opinion of management, all loan commitments had interest rates which equaled or exceeded market interest rates as of June 30, 1999, and will be funded from existing excess liquidity and normal cash flow from operations.

American is required by OTS regulations to maintain specified minimum amounts of capital. At June 30, 1999, American exceeded all applicable minimum capital requirements. The following table sets forth the amount and percentage level of regulatory capital of American at June 30, 1999, and the minimum requirement amounts. Tangible and core capital are reflected as a percentage of adjusted total assets. Risk-based (or total) capital, which consists of core and supplementary capital, is reflected as a percentage of risk-weighted assets.


                                                             AS OF JUNE 30, 1999


                         REGULATORY                                CURRENT
                          CAPITAL                                REQUIREMENT
                     -----------------  ---------------------------------------------------------------
                      AMOUNT   PERCENT          AMOUNT                                PERCENT
                                                           (Dollars in thousands)

Tangible capital     $12,769    10.4%   greater than or equal to $1,833    greater than or equal to 1.5%

Core capital         $12,769    10.4%   greater than or equal to $3,666    greater than or equal to 3.0%

Risk-based capital   $13,502    21.3%   greater than or equal to $5,069    greater than or equal to 8.0%




                                                   EXCESS OF
                                              REGULATORY CAPITAL
                                                  OVER CURRENT
                                                  REQUIREMENT
                     ------------------------------------------------------------------
                                   AMOUNT                           PERCENT


Tangible capital     greater than or equal to $10,936     greater than or equal to 8.9%

Core capital         greater than or equal to $ 9,103     greater than or equal to 7.4%

Risk-based capital   greater than or equal to $ 8,433     greater than or equal to 13.3%



                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

--------------------------------------------------------------------------------

In June 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management adopted SFAS No. 130 effective July 1, 1998, as required, without material impact on ASB's financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changed the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management adopted SFAS No. 131 effective July 1, 1998, as required, without material impact on ASB's financial statements.

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

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

SFAS No. 133, as amended by SFAS no. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on ASB's financial statements.


                          YEAR 2000 COMPLIANCE MATTERS

--------------------------------------------------------------------------------

As with most providers of financial services, American's operations are heavily dependent on information technology systems. American has addressed the potential problems associated with the possibility that the computers that control or operate American's information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data.

American's primary data processing applications, which are handled by a third-party service bureau, Intrieve, Inc., have been identified as mission critical. Intrieve has advised American that it has implemented a fully Year 2000 compliant processing system that has been fully tested as of January 1, 1999. Additionally, American's systems were tested in November 1998 with satisfactory results. Management has also reviewed American's ancillary equipment and implemented the appropriate remedial measures without material cost.

American has developed a contingency plan in case Intrieve actually fails at Year 2000 critical dates. American deems the likelihood of failure of the service provider's efforts to renovate Year 2000 changes to the on-line core account processing system to be remote. The contingency plan, therefore, primarily addresses action to deal with the possibility that the service provider's system would be down for several days or weeks upon arrival of Year 2000. American can conduct and record transactions manually until the service provider is operational.

American estimates its expenses related to the Year 2000 to be less than $10,000.

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

                         REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS AND
                        CONSOLIDATED FINANCIAL STATEMENTS

================================================================================
                                                          PAGE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS         18


FINANCIAL STATEMENTS

  CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION           19

  CONSOLIDATED STATEMENTS OF EARNINGS                      20

  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME          21

  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY          22

  CONSOLIDATED STATEMENTS OF CASH FLOWS                    23

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS               25

               Report of Independent Certified Public Accountants
               --------------------------------------------------

Board of Directors
ASB Financial Corp.

We have audited the accompanying consolidated statements of financial condition of ASB Financial Corp. as of June 30, 1999 and 1998, and the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows for each of the three years ended June 30, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ASB Financial Corp. as of June 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the years ended June 30, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.




Cincinnati, Ohio
July 21, 1999

                               ASB FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                    June 30,
                        (In thousands, except share data)



         ASSETS                                                         1999         1998

Cash and due from banks                                              $   4,078    $     495
Interest-bearing deposits in other financial institutions                3,488       13,395
                                                                     ---------    ---------
         Cash and cash equivalents                                       7,566       13,890

Certificates of deposit in other financial institutions                    293        2,004
Investment securities available for sale - at market                    19,372       11,835
Mortgage-backed securities available for sale - at market               10,232        8,924
Loans receivable - net                                                  82,430       76,550
Office premises and equipment - at depreciated cost                      1,047          932
Real estate acquired through foreclosure - net                              --          157
Federal Home Loan Bank stock - at cost                                     778          725
Accrued interest receivable on loans                                        78          125
Accrued interest receivable on mortgage-backed securities                   66           70
Accrued interest receivable on investments and
  interest-bearing deposits                                                290          308
Prepaid expenses and other assets                                          714          665
Prepaid federal income taxes                                               200          222
Deferred federal income tax assets                                         182           30
                                                                     ---------    ---------

         Total assets                                                $ 123,248    $ 116,437
                                                                     =========    =========

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                             $ 100,954    $  93,477
Advances from the Federal Home Loan Bank                                 5,823        4,354
Other borrowed money                                                        --        2,500
Advances by borrowers for taxes and insurance                              168          169
Accrued interest payable                                                    93          118
Other liabilities                                                        1,170        1,329
                                                                     ---------    ---------
         Total liabilities                                             108,208      101,947

Commitments                                                                 --           --

Shareholders' equity
  Preferred stock, 1,000,000 shares authorized, no par value;
    no shares issued                                                        --           --
  Common stock, 4,000,000 shares authorized, no par value;
    1,740,854 shares issued                                                 --           --
  Additional paid-in capital                                             8,427        8,304
  Retained earnings, restricted                                          8,909        8,292
  Shares acquired by stock benefit plans                                (1,418)      (1,677)
  Unrealized gains on securities designated as available for sale,
    net of related tax effects                                             265          714
  Less 86,066 shares of treasury stock - at cost                        (1,143)      (1,143)
                                                                     ---------    ---------
         Total shareholders' equity                                     15,040       14,490
                                                                     ---------    ---------

         Total liabilities and shareholders' equity                  $ 123,248    $ 116,437
                                                                     =========    =========




The accompanying notes are an integral part of these statements.

                              ASB FINANCIAL CORP.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                           For the year ended June 30,
                        (In thousands, except share data)



                                                               1999       1998       1997
Interest income
  Loans                                                      $ 6,394    $ 6,363    $ 5,882
  Mortgage-backed securities                                     709        594        680
  Investment securities                                        1,405      1,390      1,494
  Interest-bearing deposits and other                             72        194        337
                                                             -------    -------    -------
         Total interest income                                 8,580      8,541      8,393

Interest expense
  Deposits                                                     4,797      4,726      4,519
  Borrowings                                                     315        235        167
                                                             -------    -------    -------
         Total interest expense                                5,112      4,961      4,686
                                                             -------    -------    -------

         Net interest income                                   3,468      3,580      3,707

Provision for (recoveries of) losses on loans                     (1)        (5)        28
                                                             -------    -------    -------

         Net interest income after provision
           for (recoveries of) losses on loans                 3,469      3,585      3,679

Other income
  Gain on sale of investment securities                           61         22        104
  Other operating                                                272        259        260
  Loss on sale of real estate acquired through foreclosure        (3)        --         --
                                                             -------    -------    -------
         Total other income                                      330        281        364

General, administrative and other expense
  Employee compensation and benefits                           1,207      1,251      1,360
  Occupancy and equipment                                        111        116        122
  Federal deposit insurance premiums                              56         57        665
  Franchise taxes                                                202        245        227
  Data processing                                                244        196        179
  Other operating                                                466        480        501
                                                             -------    -------    -------
         Total general, administrative and other expense       2,286      2,345      3,054
                                                             -------    -------    -------

         Earnings before income taxes                          1,513      1,521        989

Federal income taxes
  Current                                                        355        438        309
  Deferred                                                        78          7         13
                                                             -------    -------    -------
         Total federal income taxes                              433        445        322
                                                             -------    -------    -------

         NET EARNINGS                                        $ 1,080    $ 1,076    $   667
                                                             =======    =======    =======

         EARNINGS PER SHARE
           Basic                                             $   .68    $   .68    $   .42
                                                             =======    =======    =======

           Diluted                                           $   .67    $   .67    $   .41
                                                             =======    =======    =======



The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                          For the years ended June 30,
                                 (In thousands)


                                                        1999       1998       1997

Net earnings                                          $ 1,080    $ 1,076    $   667

Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on securities
    during the period, net of tax of $210, $163 and
    $184 in 1999, 1998 and 1997, respectively            (409)       317        357

Reclassification adjustment for realized gains
  included in earnings, net of tax of $21, $7 and
  $75 in 1999, 1998 and 1997, respectively                (40)       (15)       (69)
                                                      -------    -------    -------

Comprehensive income                                  $   631    $ 1,378    $   955
                                                      =======    =======    =======

Accumulated comprehensive income                      $   265    $   714    $   412
                                                      =======    =======    =======






The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                For the years ended June 30, 1999, 1998 and 1997
                        (In thousands, except share data)

                                                                                           SHARES         UNREALIZED GAINS
                                                                                          ACQUIRED          (LOSSES) ON
                                                              ADDITIONAL                  BY STOCK           SECURITIES
                                                       COMMON    PAID-IN    RETAINED      BENEFIT           DESIGNATED AS
                                                        STOCK    CAPITAL    EARNINGS       PLANS         AVAILABLE FOR SALE

Balance at July 1, 1996                                  $  -   $ 16,496    $ 11,173      $ (2,180)            $    124

Amortization of expense related to stock benefit plans      -         31           -           259                    -
Issuance of shares under stock option plan                  -        103           -             -                    -
Net earnings for the year ended June 30, 1997               -          -         667             -                    -
Capital distributions of $5.40 per share                    -     (8,607)       (653)            -                    -
Unrealized gains on securities designated as
  available for sale, net of related tax effects            -          -           -             -                  288
                                                         ----   --------    --------      --------             --------

Balance at June 30, 1997                                    -      8,023      11,187        (1,921)                 412

Amortization of expense related to stock benefit plans      -         85           -           244                    -
Issuance of shares under stock option plan                  -        196           -             -                    -
Net earnings for the year ended June 30, 1998               -          -       1,076             -                    -
Cash dividends of $2.40 per share                           -          -      (3,971)            -                    -
Purchase of treasury shares - at cost                       -          -           -             -                    -
Unrealized gains on securities designated as
  available for sale, net of related tax effects            -          -           -             -                  302
                                                         ----   --------    --------      --------             --------

Balance at June 30, 1998                                    -      8,304       8,292        (1,677)                 714

Amortization of expense related to stock benefit plans      -        123           -           259                    -
Net earnings for the year ended June 30, 1999               -          -       1,080             -                    -
Cash dividends of $.40 per share                            -          -        (463)            -                    -
Unrealized losses on securities designated as
  available for sale, net of related tax effects            -          -           -             -                 (449)
                                                         ----   --------    --------      --------             --------

Balance at June 30, 1999                                 $  -   $  8,427    $  8,909      $ (1,418)            $    265
                                                         ====   ========    ========      ========             ========




                                                          TREASURY
                                                             STOCK    TOTAL

Balance at July 1, 1996                                    $   -    $ 25,613

Amortization of expense related to stock benefit plans         -         290
Issuance of shares under stock option plan                     -         103
Net earnings for the year ended June 30, 1997                  -         667
Capital distributions of $5.40 per share                       -      (9,260)
Unrealized gains on securities designated as
  available for sale, net of related tax effects               -         288
                                                        --------    --------

Balance at June 30, 1997                                       -      17,701

Amortization of expense related to stock benefit plans         -         329
Issuance of shares under stock option plan                     -         196
Net earnings for the year ended June 30, 1998                  -       1,076
Cash dividends of $2.40 per share                              -      (3,971)
Purchase of treasury shares - at cost                     (1,143)     (1,143)
Unrealized gains on securities designated as
  available for sale, net of related tax effects               -         302
                                                        --------    --------

Balance at June 30, 1998                                  (1,143)     14,490

Amortization of expense related to stock benefit plans         -         382
Net earnings for the year ended June 30, 1999                  -       1,080
Cash dividends of $.40 per share                               -        (463)
Unrealized losses on securities designated as
  available for sale, net of related tax effects               -        (449)
                                                        --------    --------

Balance at June 30, 1999                                $ (1,143)   $ 15,040
                                                        ========    ========


The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           For the year ended June 30,
                                 (In thousands)


                                                                      1999       1998         1997
Cash flows from operating activities:
  Net earnings for the year                                        $  1,080    $  1,076    $    667
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of discounts and premiums on loans,
      investments and mortgage-backed securities - net                   38          33          30
    Amortization of deferred loan origination fees                      (67)        (85)        (64)
    Amortization of expense related to stock benefit plans              382         329         290
    Depreciation and amortization                                        66          73          78
    Provision for losses (recoveries) on loans                           (1)         (5)         28
    Gain on sale of investment securities                               (61)        (22)       (104)
    Loss on sale of real estate acquired through foreclosure              3           -           -
    Federal Home Loan Bank stock dividends                              (53)        (50)        (48)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                               47         (30)         25
      Accrued interest receivable on mortgage-backed securities           4           8          31
      Accrued interest receivable on investments and
        interest-bearing deposits                                        18          48         123
      Prepaid expenses and other assets                                 (49)        (61)        (18)
      Accrued interest payable                                          (25)          6          (3)
      Other liabilities                                                (159)        (22)        132
      Federal income taxes
        Current                                                          22        (160)        (67)
        Deferred                                                         78           7          13
                                                                   --------    --------    --------
         Net cash provided by operating activities                    1,323       1,145       1,113

Cash flows provided by (used in) investing activities:
  Proceeds from maturity of investment securities                    11,264      13,970       4,650
  Proceeds from sale of investment securities                            60       1,007       3,576
  Purchase of investment securities                                 (19,259)     (7,768)     (7,057)
  Purchase of mortgage-backed securities                             (5,625)     (3,327)          -
  Proceeds from sale of mortgage-backed securities                      838         119           -
  Principal repayments on mortgage-backed securities                  3,221       2,905       2,133
  Purchase of loans                                                    (778)     (2,183)       (773)
  Loan principal repayments                                          28,170      24,815      17,697
  Loan disbursements                                                (33,204)    (25,113)    (22,503)
  Purchase of office premises and equipment                            (181)        (61)        (91)
  Proceeds from sale of office premises and equipment                     -           -           9
  Proceeds from sale of real estate acquired through foreclosure        154           -         598
  Redemption of Federal Home Loan Bank stock                              -           -          40
  Decrease in certificates of deposit in other financial
    institutions - net                                                1,711       2,254       2,444
                                                                   --------    --------    --------
         Net cash provided by (used in) investing activities        (13,629)      6,618         723
                                                                   --------    --------    --------

         Net cash provided by (used in) operating and investing
           activities (subtotal carried forward)                    (12,306)      7,763       1,836
                                                                   --------    --------    --------


                               ASB FINANCIAL CORP.

                           For the year ended June 30,
                                 (In thousands)


                                                                               1999        1998         1997
         Net cash provided by (used in) operating and investing activities
           (subtotal brought forward)                                        $(12,306)   $  7,763    $  1,836

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                              7,477       3,725       6,357
  Proceeds from Federal Home Loan Bank advances                                 2,000       4,000       2,500
  Proceeds from other borrowed money                                                -       2,500       3,500
  Repayment of Federal Home Loan Bank advances                                   (531)     (2,530)     (2,029)
  Repayment of other borrowed money                                            (2,500)       (500)     (3,000)
  Advances by borrowers for taxes and insurance                                    (1)          -           7
  Proceeds from issuance of shares under stock option plan                          -         196         103
  Purchase of treasury stock                                                        -      (1,143)          -
  Capital distributions and dividends paid on common stock                       (463)     (3,971)     (9,260)
                                                                             --------    --------    --------
         Net cash provided by (used in) financing activities                    5,982       2,277      (1,822)
                                                                             --------    --------    --------

Net increase (decrease) in cash and cash equivalents                           (6,324)     10,040          14

Cash and cash equivalents at beginning of year                                 13,890       3,850       3,836
                                                                             --------    --------    --------

Cash and cash equivalents at end of year                                     $  7,566    $ 13,890    $  3,850
                                                                             ========    ========    ========


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                     $    377    $    618    $    383
                                                                             ========    ========    ========

    Interest on deposits and borrowings                                      $  5,137    $  4,955    $  4,689
                                                                             ========    ========    ========

Supplemental disclosure of noncash investing activities:
  Transfers from loans to real estate acquired
    through foreclosure                                                      $      -    $    157       $   -
                                                                             ========    ========    ========

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                     $   (449)   $    302    $    288
                                                                             ========    ========    ========



The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 1999, 1998 and 1997



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

    1.  Principles of Consolidation
        ---------------------------

    The consolidated financial statements include the accounts of the Corporation and the Savings Bank, and its subsidiary A.S.L. Services, Inc. All significant intercompany balances and transactions have been eliminated.

    2.  Investment Securities and Mortgage-Backed Securities
        ----------------------------------------------------

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

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities (continued)
        ----------------------------------------------------

    At June 30, 1999 and 1998, the Corporation's shareholders' equity reflected a net unrealized gain on securities designated as available for sale of $265,000 and $714,000, respectively.

    Realized gains and losses on sales of securities are recognized using the specific identification method.

    3.  Loans Receivable
        ----------------

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

    4.  Loan Origination Fees
        ---------------------

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

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5.  Allowance for Losses on Loans
        -----------------------------

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

    At June 30, 1999 and 1998, the Savings Bank's investment in impaired loans, as defined, totaled approximately $459,000 and $464,000, respectively. The Savings Bank maintained an allowance for credit losses related to such impaired loans of $46,000 at those respective dates.

                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    6.  Office Premises and Equipment
        -----------------------------

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

    7.  Real Estate Acquired Through Foreclosure
        ----------------------------------------

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

    8.  Federal Income Taxes
        --------------------

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

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  Salary Continuation Agreement
        -----------------------------

    The Savings Bank has entered into salary continuation agreements with certain key members of management. These agreements provide for payments of up to fifteen years of compensation under certain circumstances. Recognition of compensation expense related to these salary continuation agreements totaled $19,000, $10,000 and $33,000 for the fiscal years ended June 30, 1999, 1998 and 1997, respectively.

    10.  Benefit Plans
         -------------

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense related to the ESOP totaled approximately $172,000, $274,000 and $296,000 for the fiscal years ended June 30, 1999, 1998 and 1997, respectively.

    The Corporation also has a Management Recognition Plan ("MRP") which provides for the issuance and grant of 68,558 shares to members of the board of directors and management. During fiscal 1996, the MRP purchased 68,558 shares of the Corporation's common stock in the open market. At June 30, 1999, 48,302 shares had been awarded. Common stock awarded under the MRP vests ratably over a five year period, commencing with the date of the award. Expense recognized under the MRP plan totaled approximately $167,000, $153,000 and $137,000 for the fiscal years ended June 30, 1999, 1998 and 1997, respectively.

    11.  Earnings Per Share and Dividends Per Share
         ------------------------------------------

    Basic earnings per share for the fiscal years ended June 30, 1999, 1998 and 1997 is based upon the weighted-average shares outstanding during the year, less 62,795, 77,756 and 126,541 unallocated ESOP shares, respectively. Weighted-average common shares deemed outstanding totaled 1,584,451, 1,586,217 and 1,591,703 for the fiscal years ended June 30, 1999, 1998 and 1997, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,611,751, 1,615,737 and 1,625,981 for the fiscal years ended June 30, 1999,
    1998 and 1997, respectively. Incremental shares related to the assumed exercise of stock options included in the computation of diluted earnings per share totaled 27,300, 29,520 and 34,278 for the fiscal years ended June 30, 1999, 1998 and 1997, respectively.

                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    11.  Earnings Per Share and Dividends Per Share (continued)
         ------------------------------------------------------

    During fiscal 1997, the Corporation declared dividends of $5.40 per common share. Of this amount, $5.00 per share was paid in December 1996 from funds retained by the Corporation in the conversion to stock form and was deemed by management to constitute a return of excess capital. Accordingly, the Corporation charged the return of capital distribution to additional paid-in-capital. Management determined that approximately $5.17 of the 1997 fiscal year distributions constituted a tax-free return of capital.

    12.  Fair Value of Financial Instruments
         -----------------------------------

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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 1999 and 1998:

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

                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)
         -----------------------------------------------

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

                  COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At June 30, 1999 and 1998, the difference between the fair value and notional amount of loan commitments was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:


                                                        1999                  1998
                                               CARRYING       FAIR   CARRYING       FAIR
                                                  VALUE      VALUE      VALUE      VALUE
                                                             (In thousands)
Financial assets
  Cash and cash equivalents                    $  7,566   $  7,566   $ 13,890   $ 13,890
  Certificates of deposit in other financial
    institutions                                    293        293      2,004      2,004
  Investment securities                          19,372     19,372     11,835     11,835
  Mortgage-backed securities                     10,232     10,232      8,924      8,924
  Loans receivable                               82,430     82,127     76,550     77,895
  Federal Home Loan Bank stock                      778        778        725        725
                                               --------   --------   --------   --------

                                               $120,671   $120,368   $113,928   $115,273
                                               ========   ========   ========   ========

Financial liabilities
  Deposits                                     $100,954   $101,403   $ 93,477   $ 93,605
  Advances from the Federal Home Loan Bank        5,823      5,750      4,354      4,493
  Other borrowed money                                -          -      2,500      2,509
  Escrow deposits                                   168        168        169        169
                                               --------   --------   --------   --------

                                               $106,945   $107,321   $100,500   $100,776
                                               ========   ========   ========   ========


                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    13.  Comprehensive Income
         --------------------

    The Corporation adopted SFAS No. 130, "Reporting Comprehensive Income," as of July 1, 1998. The Statement established standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. SFAS No. 130 requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. Financial statements for earlier periods have been restated for comparative purposes. Accumulated comprehensive income consists solely of the change in unrealized gains and losses on securities designated as available for sale in accordance with SFAS No. 115.

    14.  Cash and Cash Equivalents
         -------------------------

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

    15.  Reclassifications
         -----------------

    Certain prior year amounts have been reclassified to conform to the 1999 consolidated financial statement presentation.


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities designated as available for sale at June 30, 1999 and 1998 are summarized as follows:


                                                         1999
                                                   GROSS        GROSS    ESTIMATED
                                  AMORTIZED   UNREALIZED   UNREALIZED         FAIR
                                       COST        GAINS       LOSSES        VALUE
                                                    (In thousands)
    AVAILABLE FOR SALE:
      U.S. Government agency
        obligations                 $18,764      $    33      $   664      $18,133
      FHLMC stock                        19        1,083            -        1,102
      Corporate equity securities       169            1           33          137
                                    -------      -------      -------      -------

                                    $18,952      $ 1,117      $   697      $19,372
                                    =======      =======      =======      =======

                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)


                                                          1998
                                                    GROSS         GROSS     ESTIMATED
                                  AMORTIZED    UNREALIZED    UNREALIZED          FAIR
                                       COST         GAINS        LOSSES         VALUE
                                                      (In thousands)
    AVAILABLE FOR SALE:
      U.S. Government agency
        obligations                 $10,729       $    69       $    32       $10,766
      FHLMC stock                        20           921             -           941
      Corporate equity securities       140             -            12           128
                                    -------       -------       -------       -------

                                    $10,889       $   990       $    44       $11,835
                                    =======       =======       =======       =======


    The amortized cost and estimated fair value of U.S. Government agency obligations by contractual term to maturity at June 30 are shown below:


                                             1999                      1998
                                                ESTIMATED                   ESTIMATED
                                  AMORTIZED          FAIR     AMORTIZED          FAIR
                                       COST         VALUE          COST         VALUE
                                                     (In thousands)

    Due in three years or less      $     -       $     -       $ 1,995       $ 1,982
    Due after three years through
      five years                      1,000           983             -             -
    Due after five years             17,764        17,150         8,734         8,784
                                    -------       -------       -------       -------

                                    $18,764       $18,133       $10,729       $10,766
                                    =======       =======       =======       =======

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities designated as available for sale at June 30, 1999 and 1998 are summarized as follows:


                                                                     1999
                                                               GROSS        GROSS    ESTIMATED
                                             AMORTIZED    UNREALIZED   UNREALIZED         FAIR
                                                  COST         GAINS       LOSSES        VALUE
    AVAILABLE FOR SALE:                          (In thousands)
    Federal Home Loan Mortgage
      Corporation participation certificates   $ 1,266       $    18      $    12      $ 1,272
    Government National Mortgage
      Association participation certificates     3,301            35           43        3,293
    Federal National Mortgage Association
      participation certificates                 1,035             8           35        1,008
    Collateralized mortgage obligations          4,649            13            3        4,659
                                               -------       -------      -------      -------
       Total mortgage-backed securities        $10,251       $    74      $    93      $10,232
                                               =======       =======      =======      =======


                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)


                                                                      1998
                                                               GROSS       GROSS    ESTIMATED
                                              AMORTIZED   UNREALIZED  UNREALIZED         FAIR
                                                   COST        GAINS      LOSSES        VALUE
    AVAILABLE FOR SALE:                                         (In thousands)
      Federal Home Loan Mortgage
        Corporation participation certificates   $2,007       $   41      $    4       $2,044
      Government National Mortgage
        Association participation certificates    4,919           86           3        5,002
      Federal National Mortgage Association
        participation certificates                  850           26           9          867
      Collateralized mortgage obligations         1,014            4           7        1,011
                                                 ------       ------      ------       ------

         Total mortgage-backed securities        $8,790       $  157      $   23       $8,924
                                                 ======       ======      ======       ======

    The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.
                                             JUNE 30,
                                        1999           1998
                                          (In thousands)

    Due within three years            $    88       $   460
    Due in three to five years              -           126
    Due in five to ten years              701           480
    Due in ten to twenty years          2,052         2,412
    Due after twenty years              7,410         5,312
                                      -------       -------

                                      $10,251       $ 8,790
                                      =======       =======

    Proceeds from sales of investment and mortgage-backed securities amounted to $898,000 and $1.1 million during the years ended June 30, 1999 and 1998, respectively, and resulted in gross realized gains totaling $61,000 and $22,000, for those respective periods.

                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is as follows:


                                                  1999      1998
                                                  (In thousands)
    Residential real estate
      One- to four- family                      $60,810   $55,707
      Multi-family                                3,404     5,184
      Construction                                2,162     1,425
    Nonresidential real estate and land           8,504     5,712
    Consumer and other                           11,449    10,923
                                                -------   -------
                                                 86,329    78,951
    Less:
      Undisbursed portion of loans in process     2,966     1,452
      Deferred loan origination fees                200       190
      Allowance for loan losses                     733       759
                                                -------   -------
                                                $82,430   $76,550
                                                =======   =======

    The Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $63.4 million, or 77%, of the total loan portfolio at June 30, 1999, and $60.9 million, or 80%, of the total loan portfolio at June 30, 1998. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southeastern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Savings Bank's primary lending area are presently stable.

    In the normal course of business, the Savings Bank has made loans to some of its directors, officers and employees. Related party loans were previously made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. However, recent regulations now permit officers and directors to receive the same terms through benefit or compensation plans that are widely available to other employees, as long as the director or officer is not given preferential treatment compared to other participating employees. The aggregate dollar amount of loans outstanding to directors and officers totaled approximately $514,000 and $340,000 at June 30, 1999 and 1998, respectively.

                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30:


                                                     1999     1998     1997
                                                        (In thousands)
    Balance at beginning of year                    $ 759    $ 820    $ 884
    Provision for (recoveries of) losses on loans      (1)      (5)      28
    Charge-offs of loans                              (25)     (56)     (92)
                                                    -----    -----    -----
    Balance at end of year                          $ 733    $ 759    $ 820
                                                    =====    =====    =====

    As of June 30, 1999, the Savings Bank's allowance for loan losses was solely general in nature, and is includible as a component of regulatory risk-based capital, subject to certain percentage limitations.

    Nonperforming and nonaccrual loans totaled approximately $379,000, $240,000 and $1.1 million at June 30, 1999, 1998 and 1997, respectively.

    During the years ended June 30, 1999, 1998 and 1997, interest income of approximately $5,000, $6,000 and $9,000, respectively, would have been recognized had such nonperforming and nonaccrual loans been performing in accordance with contractual terms.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 are comprised of the following:


                                           1999     1998
                                           (In thousands)

    Land and improvements                 $  376   $  376
    Office buildings and improvements      1,358    1,205
    Furniture, fixtures and equipment        479      451
                                          ------   ------
                                           2,213    2,032
      Less accumulated depreciation and
        amortization                       1,166    1,100
                                          ------   ------
                                          $1,047   $  932
                                          ======   ======


                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

DEPOSIT TYPE AND WEIGHTED-
AVERAGE INTEREST RATE                 1999        1998
                                      (In thousands)
NOW accounts
  1999 - 2.03%                     $  6,680
  1998 - 1.96%                                $  5,867
Passbook
  1999 - 2.94%                        7,862
  1998 - 2.94%                                   7,440
Money market deposit accounts
  1999 - 3.85%                       11,785
  1998 - 3.60%                                   7,999
                                   --------   --------
Total demand, transaction and
  passbook deposits                  26,327     21,306

Certificates of deposit
  Original maturities of:
    Less than 12 months
      1999 - 4.60%                    6,182
      1998 - 5.39%                               6,893
    12 months to 24 months
      1999 - 5.37%                   40,671
      1998 - 5.88%                              36,727
    30 months to 36 months
      1999 - 5.53%                    6,324
      1998 - 5.76%                               8,535
    More than 36 months
      1999 - 6.05%                      923
      1998 - 6.13%                               1,196
  Individual retirement accounts
    1999 - 5.57%                     14,690
    1998 - 6.08%                                14,589
  Jumbo accounts
    1999 - 5.26%                      5,837
    1998 - 5.85%                                 4,231
                                   --------   --------
Total certificates of deposit        74,627     72,171
                                   --------   --------

Total deposit accounts             $100,954   $ 93,477
                                   ========   ========


At June 30, 1999 and 1998, the Corporation had certificate of deposit accounts with balances greater than $100,000 totaling $15.7 million and $8.1 million, respectively.

                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the year ended June 30 is summarized as follows:

                                    1999      1998     1997
                                        (In thousands)

    Passbook                       $  224   $  212   $  214
    NOW and money market deposit
      accounts                        489      376      402
    Certificates of deposit         4,084    4,138    3,903
                                   ------   ------   ------

                                   $4,797   $4,726   $4,519
                                   ======   ======   ======


    Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                              1999      1998
                                             (In thousands)

    Less than one year                      $46,943   $51,581
    One to three years                       27,318    20,175
    Over three years                            366       415
                                            -------   -------
                                            $74,627   $72,171
                                            =======   =======

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 1999 by pledges of certain residential mortgage loans totaling $8.7 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                               MATURING
                               YEAR ENDING                JUNE 30,
    INTEREST RATE              JUNE 30,          1999                1998
                                                    (Dollars in thousands)

    5.70%                      1999            $    -               $ 500
    6.15%                      2000               500                 500
    4.40%                      2004             1,000                   -
    3.16% - 5.17%              2008             3,323               3,354
    4.80%                      2009             1,000                   -
                                                -----               -----

                                               $5,823              $4,354
                                               ======              ======

           Weighted-average interest rate        5.06%               5.16%
                                               ======              ======

                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE H - OTHER BORROWED MONEY

    At June 30, 1998, other borrowed money consisted of a note payable to a financial institution bearing interest at a rate of 8.50% and was secured by the Corporation's investment in the common stock of the Savings Bank. The note was repaid during fiscal 1999.


NOTE I - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the year ended June 30 as follows:

                                                     1999     1998     1997
                                                        (In thousands)
    Federal income taxes computed at
      statutory rate                                $ 514    $ 517    $ 336
    Increase (decrease) in taxes resulting from
      Low income housing investment tax credits       (79)     (70)       -
      Nontaxable interest income                       (2)      (2)      (9)
      Other                                             -        -       (5)
                                                    -----    -----    -----
    Federal income tax provision per consolidated
      financial statements                          $ 433    $ 445    $ 322
                                                    =====    =====    =====


    The composition of the Corporation's net deferred tax asset at June 30 is as follows:

                                                              1999     1998
                                                             (In thousands)
Taxes (payable) refundable on temporary
differences at estimated corporate tax rate:
  Deferred tax assets:
    General loan loss allowance                              $ 251    $ 258
    Deferred compensation                                      503      502
    Employee stock benefit plans                                42       67
    Book/tax depreciation                                       12        1
                                                             -----    -----
      Total deferred tax assets                                808      828

  Deferred tax liabilities:
    Percentage of earnings bad debt deduction                 (220)    (265)
    Deferred loan origination costs                           (118)     (33)
    Federal Home Loan Bank stock dividends                    (152)    (134)
    Unrealized gain on securities designated as
      available for sale                                      (136)    (366)
                                                             -----    -----
      Total deferred tax liabilities                          (626)    (798)
                                                             -----    -----

      Net deferred tax asset                                 $ 182    $  30
                                                             =====    =====

                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE I - FEDERAL INCOME TAXES (continued)

    The Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 1999 includes approximately $2.6 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $660,000 at June 30, 1999. See Note M for additional information regarding future percentage of earnings bad debt deductions.


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

    At June 30, 1999, the Savings Bank had outstanding commitments to originate and to purchase loans totaling approximately $1.2 million and $1.3 million, respectively. In addition, the Savings Bank was obligated under unused lines and letters of credit totaling $4.1 million. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 1999, and will be funded from normal cash flow from operations.


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

                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997

NOTE K - REGULATORY CAPITAL (continued)

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

    As of June 30, 1999 and 1998, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

                                                                       AS OF JUNE 30, 1999

                                                                            FOR CAPITAL
                                ACTUAL                                   ADEQUACY PURPOSES
                            ----------------     ---------------------------------------------------------------
                            AMOUNT    RATIO                 AMOUNT                              RATIO
                                                                      (Dollars in thousands)
    Tangible capital       $12,769    10.4%     greater than or equal to $1,833    greater than or equal to 1.5%

    Core capital           $12,769    10.4%     greater than or equal to $3,666    greater than or equal to 3.0%

    Risk-based capital     $13,502    21.3%     greater than or equal to $5,069    greater than or equal to 8.0%

                                                        TO BE "WELL-
                                                    CAPITALIZED" UNDER
                                                    PROMPT CORRECTIVE
                                                    ACTION PROVISIONS
                           ------------------------------------------------------------------
                                       AMOUNT                              RATIO
    Tangible capital       greater than or equal to $6,110     greater than or equal to  5.0%

    Core capital           greater than or equal to $7,332     greater than or equal to  6.0%

    Risk-based capital     greater than or equal to $6,336     greater than or equal to 10.0%

                                       AS OF JUNE 30, 1998
                                                                              FOR CAPITAL
                                  ACTUAL                                    ADEQUACY PURPOSES
                             ---------------      ----------------------------------------------------------------
                             AMOUNT    RATIO                  AMOUNT                            RATIO
                                                                         (Dollars in thousands)
    Tangible capital        $14,690    12.8%      greater than or equal to $1,725    greater than or equal to 1.5%

    Core capital            $14,690    12.8%      greater than or equal to $3,451    greater than or equal to 3.0%

    Risk-based capital      $15,391    27.5%      greater than or equal to $4,479    greater than or equal to 8.0%


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

                          June 30, 1999, 1998 and 1997


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


NOTE L - STOCK OPTION PLAN

    During fiscal 1996 the Board of Directors adopted the ASB Financial Corp. Stock Option and Incentive Plan (the "Plan") that provided for the issuance of 171,396 shares of authorized, but unissued shares of common stock at fair market value at the date of grant. In November 1995, the Corporation granted options to purchase 145,684 shares at an exercise price equal to the fair value of $13.875 per share. The Plan provides for one-fifth of the shares granted to be exercisable on each of the first five anniversaries of the date of the Plan, commencing in November 1995.

    The Corporation accounts for the Plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the Plan. The pro-forma disclosures required under SFAS No. 123 are not applicable, as the Corporation made no stock option grants during the fiscal years ended June 30, 1999, 1998 and 1997.

                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE L - STOCK OPTION PLAN (continued)

    A summary of the status of the Corporation's stock option plan as of June 30, 1999, 1998 and 1997, and changes during the periods ending on those dates is presented below:


                                                   1999                      1998                        1997
                                                       WEIGHTED-                 WEIGHTED-                    WEIGHTED-
                                                         AVERAGE                   AVERAGE                      AVERAGE
                                                        EXERCISE                  EXERCISE                     EXERCISE
                                             SHARES        PRICE       SHARES        PRICE          SHARES        PRICE
    Outstanding at beginning of year        170,627       $10.08      190,069       $10.08         145,684      $13.875
    Adjustment for return of capital
      distribution                                -            -            -            -          51,837       (3.795)
    Granted                                       -            -            -            -               -            -
    Exercised                                     -            -      (19,442)       10.08          (7,452)       10.08
    Forfeited                                     -            -            -            -               -            -
                                            -------       ------      -------       ------         -------      -------

    Outstanding at end of year              170,627       $10.08      170,627       $10.08         190,069      $ 10.08
                                            =======       ======      =======       ======         =======      =======

    Options exercisable at year-end          90,498       $10.08       50,438       $10.08          29,817      $ 10.08
                                            =======       ======      =======       ======         =======      =======

    The following information applies to options outstanding at June 30, 1999:

    Number outstanding                                                                                          170,627
    Range of exercise prices                                                                                     $10.08
    Weighted-average exercise price                                                                              $10.08
    Weighted-average remaining contractual life                                                               6.4 years


NOTE M - LEGISLATIVE MATTERS

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

                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE M - LEGISLATIVE MATTERS (continued)

    Legislation which was enacted during fiscal 1997 to recapitalize the SAIF provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Savings Bank held $83.8 million in deposits at March 31, 1995, resulting in an approximate $551,000, or $364,000 after-tax, charge to operations in fiscal 1997.

    Under separate legislation related to the recapitalization plan, the Savings Bank is required to recapture as taxable income approximately $780,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Savings Bank has provided deferred taxes for this amount and will amortize the recapture of the bad debt reserve in taxable income over a six year period, which commenced in fiscal 1998.

                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE N - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.

    The following condensed financial statements summarize the financial position of ASB Financial Corp. as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the fiscal years ended June 30, 1999, 1998 and 1997.

                               ASB FINANCIAL CORP.
                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)

         ASSETS                                                                1999         1998

    Interest-bearing deposits in American Savings Bank, fsb                  $    429    $    377
    Interest-bearing deposits in other financial institutions                     639         283
    Investment securities                                                         138         128
    Loan receivable from ESOP                                                     679         819
    Investment in American Savings Bank, fsb                                   13,055      15,412
    Prepaid expenses and other                                                    265         136
                                                                             --------    --------

          Total assets                                                       $ 15,205    $ 17,155
                                                                             ========    ========

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Dividends payable                                                        $    165    $    165
    Borrowed money                                                                  -       2,500
                                                                             --------    --------
          Total liabilities                                                       165       2,665

    Shareholders' equity
      Common stock and additional paid-in capital                               8,427       8,304
      Retained earnings                                                         8,909       8,292
      Shares acquired by stock benefit plans                                   (1,418)     (1,677)
      Treasury shares                                                          (1,143)     (1,143)
      Unrealized gains on securities designated as available for sale, net        265         714
                                                                             --------    --------
          Total shareholders' equity                                           15,040      14,490
                                                                             --------    --------

          Total liabilities and shareholders' equity                         $ 15,205    $ 17,155
                                                                             ========    ========

                               ASB FINANCIAL CORP.
                             STATEMENTS OF EARNINGS
                               Year ended June 30,
                                 (In thousands)

                                                           1999       1998      1997
    Revenue
      Interest income                                    $    90    $   163   $   292
      Equity in earnings of American Savings Bank, fsb     1,199      1,034       631
                                                         -------    -------   -------
          Total revenue                                    1,289      1,197       923

    General and administrative expenses                      272        103       248
                                                         -------    -------   -------

    Earnings before income taxes (credits)                 1,017      1,094       675

    Federal income taxes (credits)                           (63)        18        15
                                                         -------    -------   -------

          NET EARNINGS                                   $ 1,080    $ 1,076   $   660
                                                         =======    =======   =======

                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE N - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.
(continued)

                               ASB FINANCIAL CORP.
                            STATEMENTS OF CASH FLOWS
                              Year ended June 30,
                                 (In thousands)


                                                                   1999       1998       1997
    Cash provided by (used in) operating activities:
      Net earnings for the year                                  $ 1,080    $ 1,076    $   660
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities
        (Undistributed earnings of) excess of distributions
          from consolidated subsidiary                             2,303     (1,034)     4,369
        Loss on sale of investment securities                          -          -          9
        Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets                         (122)       (32)       (36)
          Other liabilities                                            -         (7)         1
                                                                 -------    -------    -------
            Net cash provided by operating activities              3,261          3      5,003

    Cash flows provided by (used in) investing activities:
      Proceeds from repayment of loan                                140        140        159
      Proceeds from return of capital on investment securities        21          -          -
      Proceeds from sale of investment securities                      -          -      3,491
      Purchase of investment securities                              (51)      (136)         -
                                                                 -------    -------    -------
            Net cash provided by investing activities                110          4      3,650

    Cash flows provided by (used in) financing activities:
      Proceeds from borrowed money                                     -      2,500          -
      Proceeds from exercise of stock options                          -        196        103
      Repayment of borrowed money                                 (2,500)         -          -
      Payment of dividends on common stock                          (463)    (3,971)    (9,260)
      Purchase of treasury shares                                      -     (1,143)         -
                                                                 -------    -------    -------
            Net cash used in financing activities                 (2,963)    (2,418)    (9,157)
                                                                 -------    -------    -------

    Net increase (decrease) in cash and cash equivalents             408     (2,411)      (504)

    Cash and cash equivalents at beginning of year                   660      3,071      3,575
                                                                 -------    -------    -------

    Cash and cash equivalents at end of year                     $ 1,068    $   660    $ 3,071
                                                                 =======    =======    =======


                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE N - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.
(continued)

    As a condition to regulatory approval of the stock conversion and reorganization to the holding company form of ownership, the Savings Bank agreed to limit the amount of dividends payable to the Corporation. Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of up to the greater of (i) 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital-to-assets ratio at the beginning of the year or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Savings Bank had the ability to pay dividends of approximately $4.6 million to the Corporation at June 30, 1999.


NOTE O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the Corporation's quarterly results for the fiscal years ended June 30, 1999 and 1998. Certain amounts, as previously reported, have been reclassified to conform to the 1999 presentation.


                                                            THREE MONTHS ENDED
                                          SEPTEMBER 30,  DECEMBER 31,      MARCH 31,      JUNE 30,
    1999:                                               (In thousands, except per share data)

Total interest income                           $ 2,149       $ 2,120        $ 2,136       $ 2,175
Total interest expense                            1,322         1,287          1,269         1,234
                                                -------       -------        -------       -------

Net interest income                                 827           833            867           941
Provision for (recoveries of) losses on loans         -            (1)             -             -
Other income                                         59           100             97            74
General, administrative and other expense           542           573            586           585
                                                -------       -------        -------       -------

Earnings before income taxes                        344           361            378           430
Federal income taxes                                101           103            103           126
                                                -------       -------        -------       -------

Net earnings                                    $   243       $   258        $   275       $   304
                                                =======       =======        =======       =======

Earnings per share
  Basic                                         $   .16       $   .16        $   .17       $   .19
                                                =======       =======        =======       =======

  Diluted                                       $   .15       $   .16        $   .17       $   .19
                                                =======       =======        =======       =======

                               ASB FINANCIAL CORP.

                          June 30, 1999, 1998 and 1997


NOTE O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)


                                                             THREE MONTHS ENDED
                                          SEPTEMBER 30,  DECEMBER 31,      MARCH 31,       JUNE 30,
    1998:                                               (In thousands, except per share data)

Total interest income                           $ 2,164       $ 2,124        $ 2,123        $ 2,130
Total interest expense                            1,249         1,225          1,238          1,249
                                                -------       -------        -------        -------

Net interest income                                 915           899            885            881
Provision for (recoveries of) losses on loans         -            (4)            (8)             7
Other income                                         65            74             57             85
General, administrative and other expense           612           599            535            599
                                                -------       -------        -------        -------

Earnings before income taxes                        368           378            415            360
Federal income taxes                                122           124            139             60
                                                -------       -------        -------        -------

Net earnings                                    $   246       $   254        $   276        $   300
                                                =======       =======        =======        =======

Earnings per share
  Basic                                         $   .16       $   .16        $   .18        $   .18
                                                =======       =======        =======        =======

  Diluted                                       $   .16       $   .16        $   .18        $   .17
                                                =======       =======        =======        =======


                              ASB FINANCIAL CORP.
                             DIRECTORS AND OFFICERS

================================================================================

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

================================================================================

Gerald R. Jenkins                             Director and Chairman of the Board

Robert M. Smith                               Director, President and CEO

William J. Burke                              Director

Lee O. Fitch                                  Director and Attorney

Louis M. Schoettle, M.D.                      Director

Jack A. Stephenson                            Vice President

Carlisa R. Baker                              Treasurer

M. Kathryn Scott                              Secretary

                              SHAREHOLDER SERVICES

================================================================================

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

                              The Fifth Third Bank
                            Stock Transfer Department
                                Mail Drop 1090F5
                            38 Fountain Square Plaza
                             Cincinnati, Ohio 45263
                                 (513) 579-5320
                                 (800) 837-2755


                                 ANNUAL MEETING

================================================================================

The Annual Meeting of Shareholders of ASB Financial Corp. will be held on October 27, 1999, at 11:00 a.m., Eastern Time, at Best Western Motor Inn of Portsmouth, U.S. Route 23 North, Portsmouth, Ohio. Shareholders are cordially invited to attend.


                          ANNUAL REPORT ON FORM 10-KSB

================================================================================

A copy of ASB's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon written request to:

                           American Savings Bank, fsb
                             503 Chillicothe Street
                             Portsmouth, Ohio 45662
                      Attention: Robert M. Smith, President