Form 10KSB, Exhibit 13
period 2000-06-30
ASB FINANCIAL CORP /OH
filed 2000-09-28
CIK 944304

ASB
                                    FINANCIAL
                                      CORP.




                                      2000
                                     ANNUAL
                                     REPORT
                                       TO
                                  SHAREHOLDERS

Dear Fellow Shareholder:

I am pleased to present this Annual Report to our Shareholders which reflects another year of solid earnings and growth for ASB Financial.

The completion of our first fiscal year in the new millennium reflected positive results that will strengthen our ability to sustain continued success and prosperity. Specifically, we have expanded our product lines and services, increased our accessibility to the community, and developed a comprehensive strategic plan focused on maintaining your Corporation's common stock as a strong and sound investment into the future.

Net earnings for the fiscal year ended June 30, 2000, totaled $1.1 million, or $.70 per diluted share, which represents an increase of $4,000 compared to the net earnings reported for fiscal 1999. More importantly, diluted earnings per share increased by 5% during the year. Total assets amounted to $131.9 million at June 30, 2000, an increase of $8.7 million, or 7.0% over June 30, 1999. The loan portfolio grew by a record $12.7 million, or 15.4%, during fiscal 2000, while deposits increased by a record $ 9.1 million, or 9.0%, during the year.

Your Corporation was able to report stable earnings by posting strong growth in loans, funded by competitively priced deposit products, which resulted in a 10.4% increase in net interest income and a 13.7% increase in the return on equity during the year. Our increased earnings per share and return on equity can be attributed to our successful treasury share repurchase program and our $1.00 per share special dividend paid during the year. The continued improvement of these key operating statistics is a constant goal of your Corporation's management and directors.

Our corporate focus for fiscal 2001 and beyond is a continuing commitment to growth and service to our community, while embracing the benefits of new technology in our business. ASB Financial and American Savings Bank have long stood for the promotion of our local community, and this operating objective will continue as we meet the needs of our customers through new products, services and the expansion of our already successful loan, deposit and investment products. The growth of our business will be accomplished through the tireless efforts of our employees, without whom we could not have built a valuable franchise.

We remain committed to the enhancement of shareholder value, as most recently evidenced by a 10% increase in our quarterly dividends paid per share during fiscal 2001 from $.10 to $.11, which was reflected in the dividends you received in July 2000.

We wish to thank you as always for your continued support and patronage and look forward to our continued successes together in 2001 and beyond.

Very truly yours,

ASB FINANCIAL CORP.


/s/Robert M. Smith

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

ASB's office is located at 503 Chillicothe Street, Portsmouth, Ohio 45662. The telephone number is (740) 354-3177.


                              MARKET PRICE OF ASB'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
===============================================================================

===============================================================================

There were 1,569,558 common shares of ASB outstanding on September 6, 2000, held of record by approximately 821 shareholders. Price information for ASB's common shares is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "ASBP."

The table below sets forth the high and low closing prices for the common shares of ASB, as quoted by Nasdaq, together with dividends declared per share, for each quarter of fiscal 2000 and 1999.

                                                                 Cash dividends
Quarter Ended                   High Close      Low Close           declared
Fiscal 1999
   September 30, 1998            $13.38           $10.88             $.10
   December 31, 1998             $12.75           $ 9.81             $.10
   March 31, 1999                $12.38           $10.88             $.10
   June 30, 1999                 $12.75           $10.38             $.10

Fiscal 2000
   September 30, 1999            $12.75           $10.13            $1.10
   December 31, 1999             $11.25           $ 9.00            $ .10
   March 31, 2000                $10.00           $ 7.19            $ .10
   June 30, 2000                 $10.75           $ 7.88            $ .11


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

Under the regulations, a savings association that, immediately prior to, and on a pro-forma basis after giving effect to a proposed capital distribution, has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its "well-capitalized" capital requirement, is generally permitted, without OTS approval (but subsequent to 30 days' prior notice of the planned dividend to the OTS) to make capital distributions during a calendar year in an amount not to exceed its net income for that year to date plus its retained net income for the preceding two years. Savings associations which have total capital in excess of the "well-capitalized" capital requirement, and which have been notified by the OTS that they are in need of more than normal supervision can be subject to greater restrictions on dividends. In addition, a savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS. American currently meets the definition of a "well-capitalized" institution and, unless the OTS determines that American is an institution requiring more than normal supervision, may pay dividends in accordance with the foregoing provisions of the OTS regulations.

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

===============================================================================

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding ASB at the dates and for the periods indicated.

Selected consolidated financial                                                At June 30,
condition data:                                           -------------------------------------------------------
                                                           2000        1999         1998        1997        1996
                                                          ------      ------       ------      ------      ------
                                                                             (In thousands)
Total amount of:
  Assets                                                 $131,898    $123,248     $116,437    $112,469    $112,922
  Cash and cash equivalents (1)                             5,069       7,566       13,890       3,850       3,836
  Certificates of deposit in other financial                    -         293        2,004       4,258       6,702
    institutions
  Investment securities available for sale - at market     19,112      19,372       11,835      18,660      19,284
  Mortgage-backed securities available for sale - at
    market                                                  8,616      10,232        8,924       8,560      10,728
  Loans receivable - net                                   95,084      82,430       76,550      74,136      68,455
  Real estate acquired through foreclosure - net                -           -          157           -         663
  Deposits                                                110,007     100,954       93,477      89,752      83,395
  Advances from the FHLB                                    7,790       5,823        4,354       2,884       2,413
  Shareholders' equity, restricted (2)                     12,581      15,040       14,490      17,701      25,613


------------------------------

(1) Consists of cash and due from banks and interest-bearing deposits in other financial institutions.

(2)  At June 30, 2000, 1999, 1998, 1997 and 1996, includes $(592,000), $265,000,
     $714,000, $412,000 and $124,000, respectively, of unrealized (losses) gains on securities designated as available for sale, net of related tax effects, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115.


Selected consolidated operating                                          Year ended June 30,
data:                                                ---------------------------------------------------------
                                                      2000        1999         1998         1997         1996
                                                     ------      ------       ------       ------       ------
                                                              (In thousands, except per share data)
Interest income                                      $9,257       $8,580      $8,541       $8,393       $8,173
Interest expense                                      5,427        5,112       4,961        4,686        4,310
                                                      -----        -----       -----        -----        -----
Net interest income                                   3,830        3,468       3,580        3,707        3,863
Provision for (recoveries of) losses on loans             1           (1)         (5)          28            -
                                                      -----        -----       -----        -----        -----
Net interest income after provision for
   (recoveries of) losses on loans                    3,829        3,469       3,585        3,679        3,863
Other income                                            354          330         281          364          195
General, administrative and other expense             2,673        2,286       2,345        3,054        2,373
                                                      -----        -----       -----        -----        -----
Earnings before income taxes                          1,510        1,513       1,521          989        1,685
Federal income taxes                                    426          433         445          322          574
                                                      -----        -----       -----        -----        -----
Net earnings                                         $1,084       $1,080      $1,076       $  667       $1,111
                                                      =====        =====       =====        =====        =====

Earnings per share
  Basic                                                $.70         $.68        $.68         $.42         $.69
                                                        ===          ===         ===          ===          ===
  Diluted                                              $.70         $.67        $.67         $.41         $.69
                                                        ===          ===         ===          ===          ===

                                                                      Year ended June 30,
Selected financial ratios:                            2000         1999        1998         1997        1996
                                                      ------       ------     -------      ------      ------
Return on average assets                                 .86%         .90%        .95%         .59%       1.01%
Average interest rate spread during period              2.74         2.54        2.46         2.41        2.55
Net interest margin                                     3.15         3.04        3.25         3.39        3.69
Return on average equity                                8.21         7.22        6.38         3.15        4.30
Equity to total assets at end of period                 9.54        12.20       12.44        15.74       22.68
Average interest-earning assets to average
 interest-bearing liabilities                         109.25       111.02      117.41       122.77      127.55
Net interest income to general, administrative
 and other expense                                    143.28       151.71      152.67       121.38      162.79
General, administrative and other expense to
 average total assets                                   2.13         1.91        2.08         2.70        2.16
Nonperforming assets to total assets                     .21          .31         .34         1.02        1.61
Loan loss allowance to nonperforming loans            257.30       193.40      316.25        71.62       76.34
Dividend payout ratio                                 201.43        58.82      352.94     1,285.71       47.10


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

==============================================================================

                                     GENERAL


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


                         CHANGES IN FINANCIAL CONDITION
                       FROM JUNE 30, 1999 TO JUNE 30, 2000


ASB's total assets amounted to $131.9 million at June 30, 2000, an increase of $8.7 million, or 7.0%, over 1999 levels. The increase in total assets was funded primarily from a $9.1 million increase in deposits and a $2.0 million increase in FHLB advances.

Cash, interest-bearing deposits and certificates of deposit totaled $5.1 million at June 30, 2000, a decrease of $2.8 million, or 35.5%, from 1999 levels. Investment securities totaled $19.1 million at June 30, 2000, a decrease of $260,000, or 1.3%, from the balance at June 30, 1999. Mortgage-backed securities decreased by $1.6 million, or 15.8%, due primarily to principal repayments totaling $1.3 million.

Loans receivable increased by $12.7 million, or 15.4%, to a total of $95.1 million at June 30, 2000, compared to $82.4 million at June 30, 1999. Loan disbursements of $30.0 million and purchases of $1.9 million exceeded principal repayments of $19.2 million during fiscal 2000. Growth in loans secured by residential real estate totaled $5.1 million, or 8.1%, while the nonresidential portfolio increased by $3.2 million, or 37.5%, and the consumer loan portfolio increased by $4.4 million, or 38.0%.

At June 30, 2000, American's allowance for loan losses totaled $723,000, representing .74% of total loans and 257.3% of nonperforming loans. At June 30, 1999, the allowance for loan losses totaled $733,000, or .85% of total loans and 193.4% of nonperforming loans. Nonperforming loans amounted to $281,000 and $379,000 at June 30, 2000 and 1999, respectively. Although management believes that its allowance for loan losses at June 30, 2000, was adequate based on the available facts and circumstances, there can be no assurances that additions to such allowance will not be necessary in future periods, which could adversely affect ASB's results of operations.

Deposits increased by $9.1 million, or 9.0%, during fiscal 2000 to a total of $110.0 million at June 30, 2000. The increase resulted primarily from management's continuing efforts to maintain growth in deposits through marketing and pricing strategies. Borrowings increased by $2.0 million, or 33.8%, during fiscal 2000, compared to 1999. Proceeds from advances and growth in deposits were generally used to fund new loan originations.

Shareholders' equity totaled $12.6 million at June 30, 2000, a decrease of $2.5 million, or 16.3%, from June 30, 1999 levels. The decrease resulted primarily from dividends paid of $2.1 million, treasury stock repurchases of $949,000, and an $857,000 decline in unrealized gains on available for sale securities, which were partially offset by net earnings of $1.1 million.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999


General. Net earnings amounted to $1.1 million for the fiscal year ended June 30, 2000, an increase of $4,000, or .4%, over fiscal 1999. The increase in earnings resulted primarily from a $362,000 increase in net interest income, a $24,000 increase in other income and a $7,000 decrease in the provision for federal income taxes, which were substantially offset by a $387,000 increase in general, administrative and other expense.

Net Interest Income. Total interest income amounted to $9.3 million for the fiscal year ended June 30, 2000, an increase of $677,000, or 7.9%, over fiscal 1999. Interest income on loans totaled $7.2 million in fiscal 2000, an increase of $759,000, or 11.9%. This increase was due primarily to an $8.0 million, or 10.1%, increase in the weighted-average balance of loans outstanding, coupled with a 13 basis point increase in the average yield year to year. Interest income on mortgage-backed securities decreased by $108,000, or 15.2%, as a result of an $854,000, or 8.0%, decrease in the weighted-average balance outstanding and a 52 basis point decline in yield year to year. Interest income on investment securities and interest-bearing deposits increased by $26,000, or 1.8%, due primarily to a 7 basis point increase in the weighted-average yield and a $125,000, or .5%, increase in the weighted-average balance outstanding year to year.

Interest expense totaled $5.4 million for the fiscal year ended June 30, 2000, an increase of $315,000, or 6.2%, over the $5.1 million total recorded in fiscal 1999. Interest expense on deposits increased by $236,000, or 4.9%, due primarily to a $7.3 million, or 7.5%, increase in the weighted-average balance outstanding, which was partially offset by a 12 basis point decrease in the weighted-average cost of deposits year to year. Interest expense on borrowings increased by $79,000, or 25.1%, due primarily to a $1.0 million, or 17.5%, increase in the weighted-average balance outstanding and a 34 basis point increase in the average cost of borrowings, to 5.72% in fiscal 2000.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $362,000, or 10.4%, to a total of $3.8 million for the fiscal year ended June 30, 2000, compared to $3.5 million in fiscal 1999. The interest rate spread increased by 20 basis points to 2.74% in fiscal 2000 from 2.54% in fiscal 1999, and the net interest margin increased to 3.15% in 2000 from 3.04% in 1999.

Provision for Losses on Loans. American charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to American's market area, and other factors related to the collectibility of American's loan portfolio. As a result of such analysis, management determined that the allowance for loan losses was adequate and elected to record only a minimal provision for losses on loans for the fiscal year ended June 30, 2000. There can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $354,000 for the fiscal year ended June 30, 2000, an increase of $24,000, or 7.3%, over the $330,000 recorded in fiscal
1999. The increase resulted primarily from an increase of $73,000 in other operating income, which was partially offset by a $52,000 decrease in the gain on sale of investment securities year to year. The increase in other operating income was comprised of a $35,000, or 53.8%, increase in revenues related to sales of non-deposit investment products through an agency arrangement with a third-party vendor, coupled with an increase in fees on loans and deposits transactions.

General, Administrative and Other Expense. General, administrative and other expense totaled $2.7 million for the fiscal year ended June 30, 2000, an increase of $387,000, or 16.9%, over the total recorded in fiscal 1999. The increase resulted primarily from a $315,000, or 26.1%, increase in employee compensation and benefits, a $31,000, or 27.9%, increase in occupancy and equipment expense, a $55,000, or 22.5%, increase in data processing costs and a $14,000, or 3.0%, increase in other operating expense. The increase in employee compensation and benefits was due primarily to an increase in staffing levels year to year and an increase in expense related to employee benefit plans, coupled with a decrease in deferred loan origination costs resulting from the decrease in loan volume in fiscal 2000. The increase in occupancy and equipment expense resulted primarily from depreciation expense associated with capital additions in 1999 and 2000. The increase in data processing was due primarily to American's overall growth year to year, coupled with costs related to enhanced computer programs for loan underwriting and item-processing.

Federal Income Taxes. The provision for federal income taxes totaled $426,000 for the fiscal year ended June 30, 2000, a decrease of $7,000, or 1.6%, from the $433,000 recorded in fiscal 1999. The decrease was due primarily to the effects of tax credits realized from American's investment in a low income housing project. ASB's effective tax rates were 28.2% and 28.6% for the fiscal years ended June 30, 2000 and 1999, respectively.

                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998


General. Net earnings amounted to $1.1 million for the fiscal year ended June 30, 1999, an increase of $4,000, or .4%, over fiscal 1998. The increase in earnings resulted primarily from a $49,000 increase in other income, a $59,000 decrease in general, administrative and other expense and a $12,000 decrease in the provision for federal income taxes, which were substantially offset by a $112,000 decrease in net interest income.

Net Interest Income. Total interest income amounted to $8.6 million for the fiscal year ended June 30, 1999, an increase of $39,000, or .5%, over fiscal 1998. Interest income on loans totaled $6.4 million in fiscal 1999, an increase of $31,000, or .5%. This increase was due primarily to a $500,000, or .6%, increase in the weighted-average balance of loans outstanding in 1999. Interest income on mortgage-backed securities increased by $115,000, or 19.4%, as a result of a $2.5 million, or 31.0%, increase in the weighted-average balance outstanding, which was partially offset by a 65 basis point decline in yield. Interest income on investment securities and interest-bearing deposits decreased by $107,000, or 6.8%, due primarily to a 73 basis point decrease in the weighted-average yield, which was partially offset by a $1.0 million increase in the weighted-average balance outstanding year to year.

Interest expense totaled $5.1 million for the fiscal year ended June 30, 1999, an increase of $151,000, or 3.1%, over the $5.0 million total recorded in fiscal 1998. Interest expense on deposits increased by $71,000, or 1.5%, due primarily to a $6.7 million, or 7.4%, increase in the weighted-average balance outstanding year to year, which was partially offset by a 29 basis point decrease in the weighted-average yield from year to year. Interest expense on borrowings increased by $80,000, or 34.0%, due primarily to a $2.3 million increase in the weighted-average balance outstanding, which was partially offset by a 132 basis point decrease in the average cost of borrowings, to 5.38% in fiscal 1999.

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

Federal Income Taxes. The provision for federal income taxes totaled $433,000 for the fiscal year ended June 30, 1999, a decrease of $12,000, or 2.7%, from the $445,000 recorded in fiscal 1998. The decrease was due primarily to an $8,000, or .5%, decrease in pretax earnings year to year, coupled with the effects of tax credits realized from American's investment in a low income housing project. ASB's effective tax rates were 28.6% and 29.3% for the fiscal years ended June 30, 1999 and 1998, respectively.

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

                                                                 Year ended June 30,
                          ---------------------------------------------------------------------------------------------------
                                       2000                             1999                               1998
                          -------------------------------   -------------------------------   -------------------------------
                            Average     Interest              Average    Interest               Average     Interest
                          outstanding    earned/   Yield/   outstanding   earned/   Yield/    outstanding    earned/    Yield/
                            balance      paid      rate      balance      paid     rate        balance       paid       rate

                                                       (Dollars in thousands)
Interest-earning assets:
  Loans receivable          $ 87,363      $7,153      8.19%    $ 79,368     $6,394     8.06%     $ 78,868      $6,363      8.07%
  Mortgage-backed
    securities                 9,779         601      6.15       10,633        709     6.67         8,118         594      7.32
  Investment securities and
    other interest-earning
    assets                    24,351       1,503      6.17       24,226      1,477     6.10        23,177       1,584      6.83
                             -------       -----      ----      -------      -----     ----       -------       -----      ----

   Total interest-earning
     assets                  121,493       9,257      7.62      114,227      8,580     7.51       110,163        8,541     7.75

Non-interest-earning assets    3,951                              5,710                             2,824
                             -------                            -------                           -------

Total assets                $125,444                           $119,937                          $112,987
                             =======                            =======                           =======

Interest-bearing liabilities:
  Deposits                  $104,324       5,033      4.82     $ 97,032      4,797     4.94      $ 90,317        4,726     5.23
  Borrowings                   6,884         394      5.72        5,857        315     5.38         3,508          235     6.70
                             -------       -----      ----      -------      -----     ----       -------       -----      ----

   Total interest-bearing
     liabilities             111,208       5,427      4.88      102,889      5,112     4.97        93,825        4,961     5.29
                                           -----      ----                   -----     ----                      -----     ----

Non-interest-bearing
  liabilities                  1,032                              2,088                             2,289
                             -------                            -------                           -------

   Total liabilities         112,240                            104,977                            96,114

Shareholders' equity          13,204                             14,960                            16,873
                             -------                            -------                           -------

   Total liabilities and
     shareholders' equity   $125,444                           $119,937                          $112,987
                             =======                            =======                           =======

Net interest income                       $3,830                            $3,468                             $3,580
                                           =====                             =====                              =====

Interest rate spread                                  2.74%                            2.54%                               2.46%
                                                      ====                             ====                                ====

Net interest margin (net
  interest income as a
  percent of average
  interest-earning assets)                            3.15%                            3.04%                               3.25%
                                                      ====                             ====                                ====

Average interest-earning
  assets to average interest-
  bearing liabilities                               109.25%                          111.02%                             117.41%
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

                                                               Year ended June 30,
                                                    2000 vs. 1999              1999 vs. 1998
                                            --------------------------    --------------------------
                                                Increase                      Increase
                                               (decrease)                    (decrease)
                                                 due to                        due to
                                            ---------------               ---------------
                                            Volume     Rate      Total    Volume     Rate     Total
                                            ------     ----      -----    ------     ----     -----
                                                                 (In thousands)
Interest-earning assets:
   Loans receivable                           $652      $107        $759    $  40     $ (9)     $  31
   Mortgage-backed securities                  (54)      (54)       (108)     174      (59)       115
   Investment securities and interest -
     bearing assets                              8        18          26       67     (174)      (107)
                                               ---       ---         ---     ----      ---       ----

       Total interest-earning assets           606        71         677      281     (242)        39
                                               ---       ---         ---     ----      ---       ----

Interest-bearing liabilities:
   Deposits                                    353      (117)        236      341     (270)        71
   Borrowings                                   83        (4)         79      117      (37)        80
                                               ---       ---         ---     ----      ---       ----

Total interest-bearing liabilities             436      (121)        315      458     (307)       151
                                               ---       ---         ---     ----      ---       ----

 Increase (decrease) in net interest
   income                                     $170      $192        $362    $(177)     $ 65     $(112)
                                               ===       ===         ===     ====       ===      ====


                         ASSET AND LIABILITY MANAGEMENT


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

The following table presents, at June 30, 2000 and 1999, an analysis of the interest rate risk of American, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis point movements in market interest rates. The table also contains the policy limits set by the Board of Directors of American as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and the strong capital position of American.

                                                At June 30, 2000                   At June 30, 1999
                                           -------------------------            -------------------------
Changes in interest rate   Board limit     $ change         % change            $ change        % change
     (basis points)        % changes       in NPV           in NPV              in NPV            in NPV
------------------------   -----------     ---------        --------            --------         --------

                                         (Dollars in thousands)
        +300                  (40)%        $(5,088)            (41)%           $(3,945)            (26)%
        +200                  (30)          (3,358)            (27)             (2,489)            (16)
        +100                  (20)          (1,633)            (13)             (1,109)             (7)
           -                    -                -               -                   -               -
        -100                   20            1,224              10                 560               4
        -200                   30            1,613              13                 837               5
        -300                   40            2,066              17               1,345               9


While the model reflects a 41% decline in NPV assuming a 300 basis point increase in interest rates, which would exceed the Board approved limit of 40% by 1%, management has taken steps to ensure immediate compliance with the policy during the first quarter of fiscal 2001.

In the event that interest rates should rise from current levels, American's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect American's earnings due to diminished loan demand.

                         LIQUIDITY AND CAPITAL RESOURCES


Liquidity refers to the ability of an institution to generate sufficient cash to fund current loan demand, meet deposit withdrawals and pay operating expenses. Liquidity is influenced by financial market conditions, fluctuations in interest rates, general economic conditions and regulatory requirements. ASB's liquidity, primarily represented by cash equivalents, interest-bearing deposits in other financial institutions and investment securities, is a result of the operating, investing and financing activities of American. These activities are summarized below on a consolidated basis for the years ended June 30, 2000, 1999, and 1998:

                                                                              Year ended June 30,
                                                                   2000                1999               1998
                                                                 -------             -------            -------
                                                                                 (In thousands)
Net cash from operating activities                               $ 1,554             $ 1,323            $ 1,145
Net cash from investing activities                               (12,065)            (13,629)             6,618
Net cash from financing activities                                 8,014               5,982              2,277
                                                                  ------              ------             ------
Net change in cash and cash equivalents                           (2,497)             (6,324)            10,040
Cash and cash equivalents at the beginning of the year             7,566              13,890              3,850
                                                                  ------              ------             ------
Cash and cash equivalents at the end of the year                 $ 5,069             $ 7,566            $13,890
                                                                  ======              ======             ======


American generally strives to maintain liquidity (defined as cash, interest-bearing deposits and investment securities with terms of less than five years) in a range of 10% to 25% of total assets. OTS regulations require that a savings association maintain an average daily balance of liquid assets (cash, certain time deposits and specified United States Government, state or federal agency obligations) equal to a monthly average of not less than 4% of its net withdrawable savings deposits plus borrowings payable in one year or less. Federal regulations also require each association to maintain an average daily balance of short-term liquid assets at a specified percentage, currently 1%, of the total of its net withdrawable savings accounts and borrowings payable in one year or less. Monetary penalties may be imposed upon associations failing to meet liquidity requirements. At June 30, 2000, eligible liquidity of American, as computed under current regulations, was approximately $23.6 million, or 20.5%, and exceeded the then applicable 4.0% liquidity requirement by approximately $19.0 million, or 16.5%.

At June 30, 2000, American had outstanding commitments of approximately $1.3 million to originate loans. Additionally, American was obligated under unused lines and letters of credit totaling $4.3 million. In the opinion of management, all loan commitments had interest rates which equaled or exceeded market interest rates as of June 30, 2000, and will be funded from existing excess liquidity and normal cash flow from operations.

American is required by OTS regulations to maintain specified minimum amounts of capital. At June 30, 2000, American exceeded all applicable minimum capital requirements. The following table sets forth the amount and percentage level of regulatory capital of American at June 30, 2000, and the minimum requirement amounts. Tangible and core capital are reflected as a percentage of adjusted total assets. Risk-based (or total) capital, which consists of core and supplementary capital, is reflected as a percentage of risk-weighted assets.


                                                 June 30, 2000
                                                                                   Excess of
                                                                             regulatory capital
                                Regulatory                Current                over current
                                 capital                requirement               requirement
                             -----------------       -----------------       -----------------
                              Amount   Percent        Amount   Percent        Amount   Percent
                                                   (Dollars in thousands)
Tangible capital             $10,265      7.9%        $1,949     1.5%          $8,316    6.4%

Core capital                 $10,265      7.9%        $5,196     4.0%          $5,069    3.9%

Risk-based capital           $10,988    15.1%         $5,824     8.0%          $5,164    7.1%


                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS


In June 1998, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

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

SFAS No. 133, as amended by SFAS no. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. The Corporation adopted SFAS No. 133 as of July 1, 2000, as required, without material effect on financial condition or results of operations.

                         REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS AND
                        CONSOLIDATED FINANCIAL STATEMENTS

==============================================================================

                                                                  PAGE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                 17


FINANCIAL STATEMENTS

  CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION                   18

  CONSOLIDATED STATEMENTS OF EARNINGS                              19

  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME                  20

  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                  21

  CONSOLIDATED STATEMENTS OF CASH FLOWS                            22

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       24

               Report of Independent Certified Public Accountants

Board of Directors
ASB Financial Corp.

We have audited the accompanying consolidated statements of financial condition of ASB Financial Corp. as of June 30, 2000 and 1999, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years ended June 30, 2000, 1999 and 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ASB Financial Corp. as of June 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the years ended June 30, 2000, 1999 and 1998, in conformity with generally accepted accounting principles.




/s/GRANT THORNTON LLP


Cincinnati, Ohio
August 21, 2000

                               ASB Financial Corp.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                    June 30,
                        (In thousands, except share data)

         ASSETS                                                                                2000                1999
Cash and due from banks                                                                    $    917            $    466
Interest-bearing deposits in other financial institutions                                     4,152               7,100
                                                                                            -------             -------
         Cash and cash equivalents                                                            5,069               7,566

Certificates of deposit in other financial institutions                                          -                  293
Investment securities available for sale - at market                                         19,112              19,372
Mortgage-backed securities available for sale - at market                                     8,616              10,232
Loans receivable - net                                                                       95,084              82,430
Office premises and equipment - at depreciated cost                                           1,366               1,047
Federal Home Loan Bank stock - at cost                                                          733                 778
Accrued interest receivable on loans                                                             63                  78
Accrued interest receivable on mortgage-backed securities                                        59                  66
Accrued interest receivable on investments and
  interest-bearing deposits                                                                     355                 290
Prepaid expenses and other assets                                                               542                 714
Prepaid federal income taxes                                                                    228                 200
Deferred federal income tax assets                                                              671                 182
                                                                                            -------             -------

         Total assets                                                                      $131,898            $123,248
                                                                                            =======             =======

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                                   $110,007            $100,954
Advances from the Federal Home Loan Bank                                                      7,790               5,823
Advances by borrowers for taxes and insurance                                                   173                 168
Accrued interest payable                                                                         89                  93
Other liabilities                                                                             1,258               1,170
                                                                                            -------             -------
         Total liabilities                                                                  119,317             108,208

Commitments                                                                                      -                   -

Shareholders' equity
  Preferred stock, 1,000,000 shares authorized, no par value;
    no shares issued                                                                             -                   -
  Common stock, 4,000,000 shares authorized, no par value; 1,746,924 and
    1,740,854 shares issued at June 30, 2000 and 1999, respectively                              -                   -
  Additional paid-in capital                                                                  8,454               8,306
  Retained earnings, restricted                                                               7,870               8,909
  Shares acquired by stock benefit plans                                                     (1,059)             (1,297)
  Accumulated comprehensive income (loss), unrealized gains (losses) on securities
    designated as available for sale, net of related tax effects                               (592)                265
  Less 177,366 and 86,066 shares of treasury stock - at cost                                 (2,092)             (1,143)
                                                                                            -------             -------
         Total shareholders' equity                                                          12,581              15,040
                                                                                            -------             -------

         Total liabilities and shareholders' equity                                        $131,898            $123,248
                                                                                            =======             =======


The accompanying notes are an integral part of these statements.

                               ASB Financial Corp.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                           For the year ended June 30,
                        (In thousands, except share data)


                                                                                2000             1999              1998
Interest income
  Loans                                                                       $7,153           $6,394            $6,363
  Mortgage-backed securities                                                     601              709               594
  Investment securities                                                        1,491            1,405             1,390
  Interest-bearing deposits and other                                             12               72               194
                                                                               -----            -----             -----
         Total interest income                                                 9,257            8,580             8,541

Interest expense
  Deposits                                                                     5,033            4,797             4,726
  Borrowings                                                                     394              315               235
                                                                               -----            -----             -----
         Total interest expense                                                5,427            5,112             4,961
                                                                               -----            -----             -----

         Net interest income                                                   3,830            3,468             3,580

Provision for (recoveries of) losses on loans                                      1               (1)               (5)
                                                                               -----            -----             -----

         Net interest income after provision
           for (recoveries of) losses on loans                                 3,829            3,469             3,585

Other income
  Gain on sale of investment securities                                            9               61                22
  Loss on sale of real estate acquired through foreclosure                        -                (3)               -
  Other operating                                                                345              272               259
                                                                               -----            -----             -----
         Total other income                                                      354              330               281

General, administrative and other expense
  Employee compensation and benefits                                           1,522            1,207             1,251
  Occupancy and equipment                                                        142              111               116
  Federal deposit insurance premiums                                              40               56                57
  Franchise taxes                                                                190              202               245
  Data processing                                                                299              244               196
  Other operating                                                                480              466               480
                                                                               -----            -----             -----
         Total general, administrative and other expense                       2,673            2,286             2,345
                                                                               -----            -----             -----

         Earnings before income taxes                                          1,510            1,513             1,521

Federal income taxes
  Current                                                                        474              355               438
  Deferred                                                                       (48)              78                 7
                                                                               -----            -----             -----
         Total federal income taxes                                              426              433               445
                                                                               -----            -----             -----

         NET EARNINGS                                                         $1,084           $1,080            $1,076
                                                                               =====            =====             =====

         EARNINGS PER SHARE
           Basic                                                                $.70             $.68              $.68
                                                                                 ===              ===               ===

           Diluted                                                              $.70             $.67              $.67
                                                                                 ===              ===               ===


The accompanying notes are an integral part of these statements.

                               ASB Financial Corp.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                           For the year ended June 30,
                                 (In thousands)


                                                                                    2000            1999           1998
Net earnings                                                                      $1,084          $1,080         $1,076

Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on securities
    during the period, net of tax of $(437), $(210) and $163
    in 2000, 1999 and 1998, respectively                                            (851)           (409)           317

Reclassification adjustment for realized gains
  included in earnings, net of tax of $3, $21 and $7
  in 2000, 1999 and 1998, respectively                                                (6)            (40)           (15)
                                                                                   -----           -----          -----

Comprehensive income                                                              $  227          $  631         $1,378
                                                                                   =====           =====          =====

Accumulated comprehensive income (loss)                                           $ (592)         $  265         $  714
                                                                                   =====           =====          =====



























The accompanying notes are an integral part of these statements.

                               ASB Financial Corp.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                For the years ended June 30, 2000, 1999 and 1998
                        (In thousands, except share data)
                                                                                               Unrealized
                                                                                              gains (losses)
                                                                                    Shares    on securities
                                                        Additional                 acquired   designated as
                                                Common    paid-in   Retained       by stock     available      Treasury
                                                 stock    capital   earnings    benefit plans   for sale          stock      Total
Balance at July 1, 1997                           $ -     $8,023    $11,187        $(1,921)      $ 412        $    -        $17,701

Amortization of expense related to stock
  benefit plans                                     -         85         -             244          -              -            329
Issuance of shares under stock option plan          -        196         -              -           -              -            196
Net earnings for the year ended June 30, 1998       -         -       1,076             -           -              -          1,076
Cash dividends of $2.40 per share                   -         -      (3,971)            -           -              -         (3,971)
Purchase of treasury shares - at cost               -         -          -              -           -          (1,143)       (1,143)
Unrealized gains on securities designated as
  available for sale, net of related tax effects    -         -          -              -          302             -            302
                                                   ---     -----    -------         ------         ---         ------        ------

Balance at June 30, 1998                            -      8,304      8,292         (1,677)        714         (1,143)       14,490

Amortization of expense related to stock
  benefit plans                                     -          2         -             380          -              -            382
Net earnings for the year ended June 30, 1999       -         -       1,080             -           -              -          1,080
Cash dividends of $.40 per share                    -         -        (463)            -           -              -           (463)
Unrealized losses on securities designated as
  available for sale, net of related tax effects    -         -          -              -         (449)            -           (449)
                                                   ---     -----    -------         ------         ---         ------        ------

Balance at June 30, 1999                            -      8,306      8,909         (1,297)        265         (1,143)       15,040

Amortization of expense related to stock
  benefit plans                                     -         87         -             238          -              -            325
Net earnings for the year ended June 30, 2000       -         -       1,084             -           -              -          1,084
Cash dividends of $1.41 per share                   -         -      (2,123)            -           -              -         (2,123)
Purchase of treasury shares - at cost               -         -          -              -           -            (949)         (949)
Issuance of shares under stock option plan          -         61         -              -           -              -             61
Unrealized losses on securities designated as
  available for sale, net of related tax effects    -         -          -              -         (857)            -           (857)
                                                   ---      -----     -----         ------        ----         ------        ------

Balance at June 30, 2000                          $ -      $8,454    $7,870        $(1,059)      $(592)       $(2,092)      $12,581
                                                   ===      =====     =====         ======        ====         ======        ======



The accompanying notes are an integral part of these statements.

                               ASB Financial Corp.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           For the year ended June 30,
                                 (In thousands)


                                                                                    2000            1999           1998
Cash flows from operating activities:
  Net earnings for the year                                                      $ 1,084         $ 1,080        $ 1,076
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of discounts and premiums on loans,
      investments and mortgage-backed securities - net                                32              38             33
    Amortization of deferred loan origination fees                                   (47)            (67)           (85)
    Amortization of expense related to stock benefit plans                           325             382            329
    Depreciation and amortization                                                     86              66             73
    Provision for (recoveries of) losses on loans                                      1              (1)            (5)
    Gain on sale of investment securities                                             (9)            (61)           (22)
    Loss on sale of real estate acquired through foreclosure                          -                3             -
    Federal Home Loan Bank stock dividends                                           (55)            (53)           (50)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                            15              47            (30)
      Accrued interest receivable on mortgage-backed securities                        7               4              8
      Accrued interest receivable on investments and
        interest-bearing deposits                                                    (65)             18             48
      Prepaid expenses and other assets                                              172             (49)           (61)
      Accrued interest payable                                                        (4)            (25)             6
      Other liabilities                                                               88            (159)           (22)
      Federal income taxes
        Current                                                                      (28)             22           (160)
        Deferred                                                                     (48)             78              7
                                                                                  ------          ------         ------
         Net cash provided by operating activities                                 1,554           1,323          1,145

Cash flows provided by (used in) investing activities:
  Proceeds from maturity of investment securities                                    350          11,264         13,970
  Proceeds from sale of investment securities                                      1,011              60          1,007
  Purchase of investment securities                                               (2,116)        (19,259)        (7,768)
  Purchase of mortgage-backed securities                                              -           (5,625)        (3,327)
  Proceeds from sale of mortgage-backed securities                                    -              838            119
  Principal repayments on mortgage-backed securities                               1,310           3,221          2,905
  Purchase of loans                                                               (1,875)           (778)        (2,183)
  Loan principal repayments                                                       19,232          28,170         24,815
  Loan disbursements                                                             (29,965)        (33,204)       (25,113)
  Purchase of office premises and equipment                                         (405)           (181)           (61)
  Proceeds from sale of real estate acquired through foreclosure                      -              154             -
  Redemption of Federal Home Loan Bank stock                                         100              -              -
  Decrease in certificates of deposit in other financial
    institutions - net                                                               293           1,711          2,254
                                                                                  ------          ------         ------
         Net cash provided by (used in) investing activities                     (12,065)        (13,629)         6,618
                                                                                  ------          ------         ------

         Net cash provided by (used in) operating and investing
           activities (subtotal carried forward)                                 (10,511)        (12,306)         7,763
                                                                                  ------          ------         ------

                               ASB Financial Corp.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                           For the year ended June 30,
                                 (In thousands)


                                                                                    2000            1999           1998
         Net cash provided by (used in) operating and investing activities
           (subtotal brought forward)                                           $(10,511)       $(12,306)       $ 7,763

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                                 9,053           7,477          3,725
  Proceeds from Federal Home Loan Bank advances                                    9,500           2,000          4,000
  Proceeds from other borrowed money                                                  -               -           2,500
  Repayment of Federal Home Loan Bank advances                                    (7,533)           (531)        (2,530)
  Repayment of other borrowed money                                                   -           (2,500)          (500)
  Advances by borrowers for taxes and insurance                                        5              (1)            -
  Proceeds from issuance of shares under stock option plan                            61              -             196
  Purchase of treasury stock                                                        (949)             -          (1,143)
  Dividends paid on common stock                                                  (2,123)           (463)        (3,971)
                                                                                 -------         -------         ------
         Net cash provided by financing activities                                 8,014           5,982          2,277
                                                                                 -------         -------         ------

Net increase (decrease) in cash and cash equivalents                              (2,497)         (6,324)        10,040

Cash and cash equivalents at beginning of year                                     7,566          13,890          3,850
                                                                                 -------         -------         ------

Cash and cash equivalents at end of year                                        $  5,069        $  7,566        $13,890
                                                                                 =======         =======         ======


Supplemental disclosure of cash flow information:
 Cash paid during the year for:
    Federal income taxes                                                        $    547        $    377        $   618
                                                                                 =======         =======         ======

    Interest on deposits and borrowings                                         $  5,431        $  5,137        $ 4,955
                                                                                 =======         =======         ======

Supplemental disclosure of noncash investing activities:
  Transfers from loans to real estate acquired
    through foreclosure                                                         $     -         $     -         $   157
                                                                                 =======         =======         ======

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                        $   (857)       $   (449)       $   302
                                                                                 =======         =======         ======










The accompanying notes are an integral part of these statements.

                               ASB Financial Corp.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 2000, 1999 and 1998



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

                          June 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities (continued)

    At June 30, 2000, the Corporation's shareholders' equity reflected a net unrealized loss on securities designated as available for sale of $592,000, compared to a net unrealized gain of $265,000 at June 30, 1999.

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

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5.  Allowance for Loan Losses

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

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in multi-family and nonresidential loans, and its evaluation of impairment thereof, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value.

    It is the Savings Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At June 30, 2000 and 1999, the Savings Bank's investment in impaired loans, as defined, totaled approximately $454,000 and $459,000, respectively. The Savings Bank maintained an allowance for credit losses related to such impaired loans of $46,000 at each of those respective dates.

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


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

                          June 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  Salary Continuation Agreement

    The Savings Bank has entered into salary continuation agreements with certain key members of management. These agreements provide for payments of up to fifteen years of compensation under certain circumstances. Recognition of compensation expense related to these salary continuation agreements totaled $26,000, $19,000 and $10,000 for the fiscal years ended June 30, 2000, 1999 and 1998, respectively.

    10.  Benefit Plans

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense related to the ESOP totaled approximately $270,000, $172,000 and $274,000 for the fiscal years ended June 30, 2000, 1999 and 1998, respectively.

    The Corporation also has a Management Recognition Plan ("MRP") which provides for the issuance and grant of 68,558 shares to members of the board of directors and management. During fiscal 1996, the MRP purchased 68,558 shares of the Corporation's common stock in the open market. At June 30, 2000, 48,302 shares had been awarded. Common shares awarded under the MRP vest ratably over a five year period, commencing with the date of the award. Expense recognized under the MRP plan totaled approximately $132,000, $167,000 and $153,000 for the fiscal years ended June 30, 2000, 1999 and 1998, respectively.

    11.  Earnings Per Share

    Basic earnings per share for the fiscal years ended June 30, 2000, 1999 and 1998 is based upon the weighted-average shares outstanding during the year, less 49,633, 62,795 and 77,756 unallocated ESOP shares, respectively. Weighted-average common shares deemed outstanding totaled 1,548,144, 1,584,451 and 1,586,217 for the fiscal years ended June 30, 2000, 1999 and 1998, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,548,144, 1,611,751 and 1,615,737 for the fiscal years ended

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    11.  Earnings Per Share (continued)

    June 30, 2000, 1999 and 1998, respectively. Incremental shares related to the assumed exercise of stock options included in the computation of diluted earnings per share totaled 27,300 and 29,520 for the fiscal years ended June 30, 1999 and 1998, respectively. Options to purchase 164,557 shares of common stock with a weighted-average exercise price of $10.08 were outstanding at June 30, 2000, but were excluded from the computation of common stock equivalents because their exercise price was higher than the average market price of the common stock.

    12.  Fair Value of Financial Instruments

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2000 and 1999:

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

                          June 30, 2000, 1999 and 1998


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

                  Advances from the Federal Home Loan Bank: The fair value of these advances are estimated using the rates currently offered for similar advances with similar remaining maturities.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At June 30, 2000 and 1999, the difference between the fair value and notional amount of loan commitments was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:


                                                                       2000                                1999
                                                             Carrying           Fair            Carrying           Fair
                                                                value          value               value          value
                                                                                    (In thousands)
    Financial assets
      Cash and cash equivalents                              $  5,069       $  5,069            $  7,566       $  7,566
      Certificates of deposit in other financial
        institutions                                               -              -                  293            293
      Investment securities                                    19,112         19,112              19,372         19,372
      Mortgage-backed securities                                8,616          8,616              10,232         10,232
      Loans receivable                                         95,084         91,278              82,430         82,127
      Federal Home Loan Bank stock                                733            733                 778            778
                                                              -------        -------             -------        -------

                                                             $128,614       $124,808            $120,671       $120,368
                                                              =======        =======             =======        =======

    Financial liabilities
      Deposits                                               $110,007       $110,135            $100,954       $101,403
      Advances from the Federal Home Loan Bank                  7,790          7,748               5,823          5,750
      Escrow deposits                                             173            173                 168            168
                                                              -------        -------             -------        -------

                                                             $117,970       $118,056            $106,945       $107,321
                                                              =======        =======             =======        =======

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    13.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

    14.  Advertising

    Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $46,000, $41,000 and $44,000 for the fiscal years ended June 30, 2000, 1999 and 1998, respectively.

    15.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 2000 consolidated financial statement presentation.


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities designated as available for sale at June 30, 2000 and 1999 are summarized as follows:

                                                                                 2000
                                                                       Gross             Gross       Estimated
                                                   Amortized      unrealized        unrealized            fair
                                                        cost           gains            losses           value
                                                                           (In thousands)
    Available for sale:
      U.S. Government agency obligations             $19,532            $  4            $1,273         $18,263
      FHLMC stock                                         18             711                -              729
      Corporate equity securities                        169              -                 49             120
                                                      ------             ---             -----          ------

                                                     $19,719            $715            $1,322         $19,112
                                                      ======             ===             =====          ======


                                                                                 1999
                                                                       Gross             Gross       Estimated
                                                   Amortized      unrealized        unrealized            fair
                                                        cost           gains            losses           value
                                                                           (In thousands)
    Available for sale:
      U.S. Government agency obligations             $18,764          $   33              $664         $18,133
      FHLMC stock                                         19           1,083                -            1,102
      Corporate equity securities                        169               1                33             137
                                                      ------           -----               ---          ------

                                                     $18,952          $1,117              $697         $19,372
                                                      ======           =====               ===          ======

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost and estimated fair value of U.S. Government agency obligations by contractual term to maturity at June 30 are shown below:

                                                                  2000                           1999
                                                                    Estimated                        Estimated
                                                     Amortized           fair         Amortized           fair
                                                          cost          value              cost          value
                                                                            (In thousands)
    Due after three years through
      five years                                       $    -         $    -            $ 1,000        $   983
    Due after five years                                19,532         18,263            17,764         17,150
                                                        ------         ------            ------         ------

                                                       $19,532        $18,263           $18,764        $18,133
                                                        ======         ======            ======         ======


    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities designated as available for sale at June 30, 2000 and 1999 are summarized as follows:

                                                                                    2000
                                                                             Gross          Gross    Estimated
                                                         Amortized      unrealized     unrealized         fair
                                                              cost           gains         losses        value
    Available for sale:                                                        (In thousands)
      Federal Home Loan Mortgage
        Corporation participation certificates              $1,020            $  5           $  9       $1,016
      Government National Mortgage
        Association participation certificates               2,596              15             56        2,555
      Federal National Mortgage Association
        participation certificates                             931               3             37          897
      Collateralized mortgage obligations                    4,359              -             211        4,148
                                                             -----             ---            ---        -----

         Total mortgage-backed securities                   $8,906            $ 23           $313       $8,616
                                                             =====             ===            ===        =====


                                                                                    1999
                                                                             Gross          Gross    Estimated
                                                         Amortized      unrealized     unrealized         fair
                                                              cost           gains         losses        value
    Available for sale:                                                        (In thousands)
      Federal Home Loan Mortgage
        Corporation participation certificates             $ 1,266            $ 18           $ 12      $ 1,272
      Government National Mortgage
        Association participation certificates               3,301              35             43        3,293
      Federal National Mortgage Association
        participation certificates                           1,035               8             35        1,008
      Collateralized mortgage obligations                    4,649              13              3        4,659
                                                            ------             ---            ---       ------

         Total mortgage-backed securities                  $10,251            $ 74           $ 93      $10,232
                                                            ======             ===            ===       ======

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                          June 30,
                                                 2000                1999
                                                       (In thousands)
    Due within three years                     $   33             $    88
    Due in three to five years                    116                  -
    Due in five to ten years                      431                 701
    Due in ten to twenty years                  1,795               2,052
    Due after twenty years                      6,531               7,410
                                                -----              ------

                                               $8,906             $10,251
                                                =====              ======


    Proceeds from sales of investment and mortgage-backed securities amounted to $1.0 million, $898,000 and $1.1 million during the years ended June 30, 2000, 1999 and 1998, respectively, and resulted in gross realized gains totaling $9,000, $61,000 and $22,000, for those respective periods.


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is as follows:

                                                            2000                1999
                                                                  (In thousands)
    Residential real estate
      One- to four- family                               $65,618             $60,810
      Multi-family                                         3,160               3,404
      Construction                                           992               2,162
    Nonresidential real estate and land                   11,691               8,504
    Consumer and other                                    15,804              11,449
                                                          ------              ------
                                                          97,265              86,329
    Less:
      Undisbursed portion of loans in process              1,255               2,966
      Deferred loan origination fees                         203                 200
      Allowance for loan losses                              723                 733
                                                          ------              ------

                                                         $95,084             $82,430
                                                          ======              ======

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE C - LOANS RECEIVABLE (continued)

    The Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $68.5 million, or 72%, of the total loan portfolio at June 30, 2000, and $63.4 million, or 77%, of the total loan portfolio at June 30, 1999. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southeastern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Savings Bank's primary lending area are presently stable.

    In the normal course of business, the Savings Bank has made loans to some of its directors, officers and employees. Related party loans were previously made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than the normal risk of collectibility. However, regulations now permit officers and directors to receive the same terms through benefit or compensation plans that are widely available to other employees, as long as the director or officer is not given preferential treatment compared to other participating employees. The aggregate dollar amount of loans outstanding to directors and officers totaled approximately $474,000 and $514,000 at June 30, 2000 and 1999, respectively.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                               2000           1999           1998
                                                                        (In thousands)
    Balance at beginning of year                               $733           $759           $820
    Provision for (recoveries of) losses on loans                 1             (1)            (5)
    Charge-offs of loans                                        (11)           (25)           (56)
                                                                ---            ---            ---

    Balance at end of year                                     $723           $733           $759
                                                                ===            ===            ===


    As of June 30, 1999, the Savings Bank's allowance for loan losses was solely general in nature, and is includible as a component of regulatory risk-based capital, subject to certain percentage limitations.

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE D - ALLOWANCE FOR LOAN LOSSES (continued)

    Nonperforming and nonaccrual loans totaled approximately $281,000, $379,000 and $240,000 at June 30, 2000, 1999 and 1998, respectively.

    During the years ended June 30, 2000, 1999 and 1998, interest income of approximately $3,000, $5,000 and $6,000, respectively, would have been recognized had such nonperforming and nonaccrual loans been performing in accordance with contractual terms.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 are comprised of the following:

                                                          2000                1999
                                                                (In thousands)
    Land and improvements                               $  389              $  376
    Office buildings and improvements                    1,581               1,358
    Furniture, fixtures and equipment                      648                 479
                                                         -----               -----
                                                         2,618               2,213
      Less accumulated depreciation and
        amortization                                     1,252               1,166
                                                         -----               -----

                                                        $1,366              $1,047
                                                         =====               =====

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

Deposit type and weighted-
average interest rate                                        2000                  1999
                                                                    (In thousands)
NOW accounts
  2000 - 2.06%                                           $  7,237
  1999 - 2.03%                                                                 $  6,680
Passbook
  2000 - 2.94%                                              7,735
  1999 - 2.94%                                                                    7,862
Money market deposit accounts
  2000 - 3.31%                                             15,790
  1999 - 3.85%                                                                   11,785
                                                          -------               -------
Total demand, transaction and
  passbook deposits                                        30,762                26,327

Certificates of deposit
  Original maturities of:
    Less than 12 months
      2000 - 5.74%                                          6,935
      1999 - 4.60%                                                                6,182
    12 months to 24 months
      2000 - 5.80%                                         44,778
      1999 - 5.37%                                                               40,671
    30 months to 36 months
      2000 - 5.56%                                          6,612
      1999 - 5.53%                                                                6,324
    More than 36 months
      2000 - 5.85%                                            612
      1999 - 6.05%                                                                  923
  Individual retirement accounts
    2000 - 5.90%                                           14,991
    1999 - 5.57%                                                                 14,690
  Jumbo accounts
    2000 - 5.28%                                            5,317
    1999 - 5.26%                                                                  5,837
                                                          -------               -------
Total certificates of deposit                              79,245                74,627
                                                          -------               -------

Total deposit accounts                                   $110,007              $100,954
                                                          =======               =======


At June 30, 2000 and 1999, the Corporation had certificate of deposit accounts with balances greater than $100,000 totaling $10.3 million and $15.7 million, respectively.

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the year ended June 30 is summarized as follows:

                                                 2000           1999           1998
                                                          (In thousands)
    Passbook                                   $  230         $  224         $  212
    NOW and money market deposit
      accounts                                    611            489            376
    Certificates of deposit                     4,192          4,084          4,138
                                                -----          -----          -----

                                               $5,033         $4,797         $4,726
                                                =====          =====          =====


    Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                                      2000           1999
                                                         (In thousands)
    Less than one year                             $52,822        $46,943
    One to three years                              26,199         27,318
    Over three years                                   224            366
                                                    ------         ------

                                                   $79,245        $74,627
                                                    ======         ======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 2000 by pledges of certain residential mortgage loans totaling $11.7 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                                Maturing
                                year ending                              June 30,
    Interest rate               June 30,                        2000                1999
                                                                  (Dollars in thousands)
    6.15%                       2000                          $   -               $  500
    6.10%                       2001                           2,500                  -
    4.40% - 6.12%               2004                           1,000               1,000
    3.16% - 6.18%               2008                           3,290               3,323
    4.80% - 5.53%               2009                           1,000               1,000
                                                               -----               -----

                                                              $7,790              $5,823
                                                               =====               =====

           Weighted-average interest rate                       5.85%               5.06%
                                                                ====                ====

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30 as follows:

                                                              2000           1999           1998
                                                                       (In thousands)
    Federal income taxes computed at
      statutory rate                                          $513           $514           $517
    Increase (decrease) in taxes resulting from
      Low income housing investment tax credits                (79)           (79)           (70)
      Nontaxable interest income                                (3)            (2)            (2)
      Other                                                     (5)            -              -
                                                               ---            ---            ---
    Federal income tax provision per consolidated
      financial statements                                    $426           $433           $445
                                                               ===            ===            ===


    The composition of the Corporation's net deferred tax asset at June 30 is as follows:

                                                                       2000           1999
                                                                           (In thousands)
     Taxes (payable) refundable on temporary
     differences at estimated corporate tax rate:
       Deferred tax assets:
         General loan loss allowance                                 $  246           $251
         Deferred compensation                                          516            503
         Employee stock benefit plans                                    36             42
         Book/tax depreciation                                           15             12
         Unrealized loss on securities designated as
           available for sale                                           305             -
                                                                      -----            ---
           Total deferred tax assets                                  1,118            808

       Deferred tax liabilities:
         Percentage of earnings bad debt deduction                     (151)          (220)
         Deferred loan origination costs                               (125)          (118)
         Federal Home Loan Bank stock dividends                        (171)          (152)
         Unrealized gain on securities designated as
           available for sale                                            -            (136)
                                                                      -----            ---
           Total deferred tax liabilities                              (447)          (626)
                                                                      -----            ---

           Net deferred tax asset                                    $  671           $182
                                                                      =====            ===

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE H - FEDERAL INCOME TAXES (continued)

    The Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2000 includes approximately $2.3 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $660,000 at June 30, 2000. The Savings Bank is required to recapture as taxable income approximately $780,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Savings Bank has provided deferred taxes for this amount and will continue to amortize the recapture of the bad debt reserve in taxable income over a six year period, which commenced in fiscal 1998.


NOTE I - LOAN COMMITMENTS

    The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

    The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At June 30, 2000, the Savings Bank had outstanding commitments to originate loans totaling approximately $1.3 million. In addition, the Savings Bank was obligated under unused lines and letters of credit totaling $4.3 million. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2000, and will be funded from normal cash flow from operations.


NOTE J - REGULATORY CAPITAL

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

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE J - REGULATORY CAPITAL (continued)

    the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    During the 2000 fiscal year, the Savings Bank was notified from its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Savings Bank must maintain minimum capital ratios as set forth in the following tables.

    As of June 30, 2000 and 1999, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

                                                                As of June 30, 2000
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount      Ratio         Amount     Ratio            Amount      Ratio
                                                               (Dollars in thousands)
    Tangible capital                    $10,265      7.9%        =>$1,949    =>1.5%          =>$6,495     => 5.0%

    Core capital                        $10,265      7.9%        =>$5,196    =>4.0%          =>$7,794     => 6.0%

    Risk-based capital                  $10,988     15.1%        =>$5,824    =>8.0%          =>$7,280     =>10.0%

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE J - REGULATORY CAPITAL (continued)

                                                                As of June 30, 1999
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount      Ratio         Amount     Ratio            Amount      Ratio
                                                               (Dollars in thousands)
    Tangible capital                    $12,769     10.4%        =>$1,833    =>1.5%          =>$6,110     => 5.0%

    Core capital                        $12,769     10.4%        =>$4,888    =>4.0%          =>$7,332     => 6.0%

    Risk-based capital                  $13,502     21.3%        =>$5,069    =>8.0%          =>$6,336     =>10.0%


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


NOTE K - STOCK OPTION PLAN

    During fiscal 1996 the Board of Directors adopted the ASB Financial Corp. Stock Option and Incentive Plan (the "Plan") that provided for the issuance of 171,396 shares of authorized but unissued shares of common stock at fair value at the date of grant. In November 1995, the Corporation granted options to purchase 145,684 shares at an exercise price equal to the fair value of $13.875 per share. The number of option shares granted and the exercise price were adjusted during fiscal 1997 to give effect to the return of capital distribution. The Plan provides for one-fifth of the shares granted to be exercisable on each of the first five anniversaries of the date of grant.

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

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE K - STOCK OPTION PLAN (continued)

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. The pro-forma disclosures required under SFAS No. 123 are not applicable, as the Corporation made no stock option grants during the fiscal years ended June 30, 2000, 1999 and 1998.

    A summary of the status of the Corporation's Plan as of June 30, 2000, 1999 and 1998, and changes during the periods ending on those dates is presented below:

                                                   2000                      1999                    1998
                                                       Weighted-                 Weighted-                    Weighted-
                                                         average                   average                      average
                                                        exercise                  exercise                     exercise
                                             Shares        price       Shares        price          Shares        price
    Outstanding at beginning of year        170,627       $10.08      170,627       $10.08         190,069       $10.08
    Granted                                      -            -            -            -               -            -
    Exercised                                (6,070)       10.08           -            -          (19,442)       10.08
    Forfeited                                    -            -            -            -               -            -
                                            -------        -----      -------        -----         -------       ------

    Outstanding at end of year              164,557       $10.08      170,627       $10.08         170,627       $10.08
                                            =======        =====      =======        =====         =======        =====

    Options exercisable at year-end         125,052       $10.08       91,618       $10.08          52,114       $10.08
                                            =======        =====      =======        =====         =======        =====

    The following information applies to options outstanding at June 30, 2000:

    Number outstanding                                                164,557
    Range of exercise prices                                           $10.08
    Weighted-average exercise price                                    $10.08
    Weighted-average remaining contractual life                     5.4 years

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE L - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.

    The following condensed financial statements summarize the financial position of the Corporation as of June 30, 2000 and 1999, and the results of its operations and its cash flows for the fiscal years ended June 30, 2000, 1999 and 1998.

                               ASB Financial Corp.

                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)
     ASSETS                                                                              2000             1999
    Interest-bearing deposits in American Savings Bank, fsb                           $   497          $   429
    Interest-bearing deposits in other financial institutions                             724              639
    Investment securities                                                               1,106              138
    Loan receivable from ESOP                                                             539              679
    Investment in American Savings Bank, fsb                                            9,716           13,055
    Prepaid expenses and other                                                            172              265
                                                                                       ------           ------

          Total assets                                                                $12,754          $15,205
                                                                                       ======           ======

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Dividends payable                                                                 $   173          $   165

    Shareholders' equity
      Common stock and additional paid-in capital                                       8,454            8,306
      Retained earnings                                                                 7,870            8,909
      Shares acquired by stock benefit plans                                           (1,059)          (1,297)
      Treasury shares                                                                  (2,092)          (1,143)
      Unrealized gains (losses) on securities designated as available for sale, net      (592)             265
                                                                                       ------           ------
          Total shareholders' equity                                                   12,581           15,040
                                                                                       ------           ------

          Total liabilities and shareholders' equity                                  $12,754          $15,205
                                                                                       ======           ======

                               ASB Financial Corp.

                             STATEMENTS OF EARNINGS
                               Year ended June 30,
                                 (In thousands)
                                                                              2000           1999         1998
    Revenue
      Interest income                                                       $   82         $   90       $  163
      Equity in earnings of American Savings Bank, fsb                       1,171          1,199        1,034
                                                                             -----          -----        -----
          Total revenue                                                      1,253          1,289        1,197

    General and administrative expenses                                        225            272          103
                                                                             -----          -----        -----

    Earnings before income taxes (credits)                                   1,028          1,017        1,094

    Federal income taxes (credits)                                             (56)           (63)          18
                                                                             -----          -----        -----

          NET EARNINGS                                                      $1,084         $1,080       $1,076
                                                                             =====          =====        =====

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE L - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.
(continued)

                               ASB Financial Corp.

                            STATEMENTS OF CASH FLOWS
                               Year ended June 30,
                                 (In thousands)
                                                                              2000           1999         1998
    Cash provided by (used in) operating activities:
      Net earnings for the year                                             $1,084         $1,080       $1,076
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities
        (Undistributed earnings of) excess of distributions
          from consolidated subsidiary                                       1,828          2,303       (1,034)
        Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets                                    104           (122)         (32)
          Other liabilities                                                      8             -            (7)
                                                                             -----          -----        -----
          Net cash provided by operating activities                          3,024          3,261            3

    Cash flows provided by (used in) investing activities:
      Proceeds from repayment of loan                                          140            140          140
      Proceeds from return of capital on investment securities                  -              21           -
      Purchase of investment securities                                         -             (51)        (136)
                                                                             -----          -----        -----
          Net cash provided by investing activities                            140            110            4

    Cash flows provided by (used in) financing activities:
      Proceeds from borrowed money                                              -              -         2,500
      Proceeds from exercise of stock options                                   61             -           196
      Repayment of borrowed money                                               -          (2,500)          -
      Payment of dividends on common stock                                  (2,123)          (463)      (3,971)
      Purchase of treasury shares                                             (949)            -        (1,143)
                                                                             -----          -----        -----
          Net cash used in financing activities                             (3,011)        (2,963)      (2,418)
                                                                             -----          -----        -----

    Net increase (decrease) in cash and cash equivalents                       153            408       (2,411)

    Cash and cash equivalents at beginning of year                           1,068            660        3,071
                                                                             -----          -----        -----

    Cash and cash equivalents at end of year                                $1,221         $1,068       $  660
                                                                             =====          =====        =====


    Supplemental disclosure of cash flow information:
      Dividend received from subsidiary in the form of
        investment securities designated as available for sale              $1,000         $   -        $   -
                                                                             =====          =====        =====

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE L - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.
(continued)

    As a condition to regulatory approval of the stock conversion and reorganization to the holding company form of ownership, the Savings Bank agreed to limit the amount of dividends payable to the Corporation. Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net income for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During fiscal 2000, the Savings Bank distributed $4.0 million to the Corporation, which exceeds the above described limitation. As a result, the Savings Bank will be required to request OTS approval for any dividends payable through December 31, 2000.


NOTE M - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the Corporation's quarterly results for the fiscal years ended June 30, 2000 and 1999. Certain amounts, as previously reported, have been reclassified to conform to the 2000 presentation.

                                                                        Three Months Ended
                                                   September 30,      December 31,      March 31,     June 30,
    2000:                                                       (In thousands, except per share data)
    Total interest income                                 $2,221            $2,295         $2,350       $2,391
    Total interest expense                                 1,289             1,318          1,399        1,421
                                                           -----             -----          -----        -----

    Net interest income                                      932               977            951          970
    Provision for losses on loans                              1                -              -            -
    Other income                                              72                77             69          136
    General, administrative and other expense                625               689            685          674
                                                           -----             -----          -----        -----

    Earnings before income taxes                             378               365            335          432
    Federal income taxes                                     105               106             90          125
                                                           -----             -----          -----        -----

    Net earnings                                          $  273            $  259         $  245       $  307
                                                           =====             =====          =====        =====

    Earnings per share
      Basic                                                 $.17             $.17            $.16         $.20
                                                             ===              ===             ===          ===

      Diluted                                               $.17             $.17            $.16         $.20
                                                             ===              ===             ===          ===

                               ASB Financial Corp.

                          June 30, 2000, 1999 and 1998


NOTE M - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)


                                                                        Three Months Ended
                                                   September 30,      December 31,      March 31,     June 30,
    1999:                                                      (In thousands, except per share data)
    Total interest income                                 $2,149            $2,120         $2,136       $2,175
    Total interest expense                                 1,322             1,287          1,269        1,234
                                                           -----             -----          -----        -----

    Net interest income                                      827               833            867          941
    Recoveries of losses on loans                             -                 (1)            -            -
    Other income                                              59               100             97           74
    General, administrative and other expense                542               573            586          585
                                                           -----             -----          -----        -----

    Earnings before income taxes                             344               361            378          430
    Federal income taxes                                     101               103            103          126
                                                           -----             -----          -----        -----

    Net earnings                                          $  243            $  258         $  275       $  304
                                                           =====             =====          =====        =====

    Earnings per share
      Basic                                                 $.16             $.16            $.17         $.19
                                                             ===              ===             ===          ===

      Diluted                                               $.15             $.16            $.17         $.19
                                                             ===              ===             ===          ===


                               ASB FINANCIAL CORP.
                             DIRECTORS AND OFFICERS

==============================================================================

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

M. Kathryn Fish                               Secretary
Secretary
American Savings Bank, fsb

Carlisa R. Baker                              Treasurer
Treasurer
American Savings Bank, fsb


                           AMERICAN SAVINGS BANK, fsb
                             DIRECTORS AND OFFICERS

==============================================================================

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

M. Kathryn Fish                               Secretary

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

                              The Fifth Third Bank
                            Stock Transfer Department
                                Mail Drop 1090F5
                            38 Fountain Square Plaza
                             Cincinnati, Ohio 45263
                                 (513) 579-5320
                                 (800) 837-2755


                                 ANNUAL MEETING

==============================================================================

The Annual Meeting of Shareholders of ASB Financial Corp. will be held on October 25, 2000, at 11:00 a.m., Eastern Time, at Best Western Motor Inn of Portsmouth, U.S. Route 23 North, Portsmouth, Ohio. Shareholders are cordially invited to attend.


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