Form 10KSB, Exhibit 13
period 2001-06-30
ASB FINANCIAL CORP /OH
filed 2001-09-28
CIK 944304

ASB
                                    FINANCIAL
                                      CORP.




                                      2001
                                     ANNUAL
                                     REPORT
                                       TO
                                  SHAREHOLDERS

Dear Fellow Shareholder:

It is with a great deal of pleasure that we present our Annual Report to Shareholders covering the fiscal year ended June 30, 2001.

We were very pleased with another year of solid operating results in fiscal 2001. Net earnings for the fiscal year ended June 30, 2001, totaled $1.1 million, or $.73 per diluted share, which represents an increase of $50,000 compared to the net earnings reported for fiscal 2000. Basic earnings per share increased by 7.1% during fiscal 2001. More importantly, fiscal 2001 culminated in your Corporation attaining a number of financial milestones. Total assets amounted to $141.0 million at June 30, 2001, an increase of $9.1 million, or 6.9% over June 30, 2000. The loan portfolio grew by $8.6 million, or 9.0%, during fiscal 2001, ending the year with a record total of $103.3 million. Similarly, deposits increased by $10.7 million, or 9.7%, during the fiscal year, attaining a previously unsurpassed level of $120.7 million at June 30, 2001.

Your Corporation's focus for fiscal 2002 and beyond is a continuing commitment to the community we serve. The growth of our business will be accomplished through the tireless efforts of our employees who provide the excellent customer service that has become synonymous with our name.

We remain committed to increasing shareholder value, as most recently evidenced by a 9% increase in our quarterly dividends paid per share during fiscal 2001 from $.11 to $.12, which was reflected in the dividends you received in July 2001. Consistent with the Board's intention to manage capital, we continue to repurchase our shares, when prudent, enabling our remaining shareholders to further enhance their participation in our Corporation's long-term success.

As we look to the future, we see continued opportunity for growth in this market. We believe we can be very competitive by providing personal service and products to our customers that the larger regional banks are unable or unwilling to provide. We believe this focus on service and products will serve your Corporation well, and in so doing, continue to provide you, the shareholder, with a high performing investment. Thank you for your continued support of ASB Financial Corp.


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

ASB's office is located at 503 Chillicothe Street, Portsmouth, Ohio 45662. The telephone number is (740) 354-3177.

                              MARKET PRICE OF ASB'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
==============================================================================

==============================================================================

There were 1,538,779 common shares of ASB outstanding on September 10, 2001, held of record by approximately 830 shareholders. Price information for ASB's common shares is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "ASBP."

The table below sets forth the high and low closing prices for the common shares of ASB, as quoted by Nasdaq, together with dividends declared per share, for each quarter of fiscal 2001 and 2000.

                                                                         Cash dividends
Quarter ended                     High close         Low close              declared
-------------                     ----------         ---------               --------
Fiscal 2001
   September 30, 2000              $10.75               $8.75                  $.11
   December 31, 2000               $ 9.94               $8.63                  $.11
   March 31, 2001                  $ 9.38               $8.63                  $.11
   June 30, 2001                   $10.00               $8.63                  $.12

Fiscal 2000
   September 30, 1999              $12.75              $10.13                 $1.10
   December 31, 1999               $11.25              $ 9.00                 $ .10
   March 31, 2000                  $10.00              $ 7.19                 $ .10
   June 30, 2000                   $10.75              $ 7.88                 $ .11


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

Under the regulations, a savings association that, immediately prior to, and on a pro-forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its "well-capitalized" capital requirement, is generally permitted, without OTS approval (but subsequent to 30 days' prior notice of the planned dividend to the OTS) to make capital distributions during a calendar year in an amount not to exceed its net earnings for that year to date plus its retained net earnings for the preceding two years. Savings associations which have total capital in excess of the "well-capitalized" capital requirement and which have been notified by the OTS that they are in need of more than normal supervision can be subject to greater restrictions on dividends. In addition, a savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS. American currently meets the definition of a "well-capitalized" institution and, unless the OTS determines that American is an institution requiring more than normal supervision, may pay dividends in accordance with the foregoing provisions of the OTS regulations.

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

==============================================================================

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding ASB at the dates and for the periods indicated.

                                                                                 At June 30,
                                                           ----------------------------------------------------
Selected consolidated financial
condition data:                                            2001        2000         1999        1998       1997
                                                           ----        ----         ----        ----       ----
                                                                             (In thousands)
Total amount of:
  Assets                                                 $140,987    $131,898     $123,248    $116,437    $112,469
  Cash and cash equivalents (1)                             4,649       5,069        7,566      13,890       3,850
  Certificates of deposit in other financial                    -           -          293       2,004       4,258
    institutions
  Investment securities available for sale - at market     20,658      19,112       19,372      11,835      18,660
  Mortgage-backed securities available for sale - at
    market                                                  8,716       8,616       10,232       8,924       8,560
  Loans receivable - net                                  103,308      94,744       82,430      76,550      74,136
  Real estate acquired through foreclosure - net                -           -            -         157           -
  Deposits                                                120,725     110,007      100,954      93,477      89,752
  Advances from the FHLB                                    4,257       7,790        5,823       4,354       2,884
  Shareholders' equity, restricted (2)                     14,503      12,581       15,040      14,490      17,701

------------------------------

(1) Consists of cash and due from banks and interest-bearing deposits in other financial institutions.

(2)  At June 30, 2001, 2000, 1999, 1998 and 1997, includes $779,000, $(592,000),
     $265,000, $714,000 and $412,000, respectively, of unrealized gains (losses) on securities designated as available for sale, net of related tax effects, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115.

                                                                      Year ended June 30,
                                                      ----------------------------------------------------
Selected consolidated operating
   data:                                              2001         2000        1999         1998        1997
                                                      ----         ----        ----         ----        ----
                                                              (In thousands, except per share data)
Interest income                                     $10,262       $9,257      $8,580       $8,541       $8,393
Interest expense                                      6,379        5,427       5,112        4,961        4,686
                                                     ------        -----       -----        -----        -----
Net interest income                                   3,883        3,830       3,468        3,580        3,707
Provision for (recoveries of) losses on loans             1            1          (1)          (5)          28
                                                     ------        -----       -----        -----        -----
Net interest income after provision for
   (recoveries of) losses on loans                    3,882        3,829       3,469        3,585        3,679
Other income                                            495          354         330          281          364
General, administrative and other expense             2,783        2,673       2,286        2,345        3,054
                                                     ------        -----       -----        -----        -----
Earnings before income taxes                          1,594        1,510       1,513        1,521          989
Federal income taxes                                    460          426         433          445          322
                                                     ------        -----       -----        -----        -----
Net earnings                                        $ 1,134       $1,084      $1,080       $1,076       $  667
                                                     ======        =====       =====        =====        =====

Earnings per share
  Basic                                                $.75         $.70        $.68         $.68         $.42
                                                        ===          ===         ===          ===          ===
  Diluted                                              $.73         $.70        $.67         $.67         $.41
                                                        ===          ===         ===          ===          ===




                                                                      Year ended June 30,
Selected financial ratios:                            2001         2000        1999         1998        1997
                                                      ----         ----        ----         ----         ----
Return on average assets                                 .83%         .86%        .90%         .95%        .59%
Average interest rate spread during period              2.46         2.74        2.54         2.46        2.41
Net interest margin                                     2.94         3.15        3.04         3.25        3.39
Return on average equity                                8.22         8.21        7.22         6.38        3.15
Equity to total assets at end of period                10.29         9.54       12.20        12.44       15.74
Average interest-earning assets to average
 interest-bearing liabilities                         109.93       109.25      111.02       117.41      122.77
Net interest income to general, administrative
 and other expense                                    139.53       143.28      151.71       152.67      121.38
General, administrative and other expense to
 average total assets                                   2.05         2.13        1.91         2.08        2.70
Nonperforming assets to total assets                     .44          .21         .31          .34        1.02
Loan loss allowance to nonperforming loans            115.37       257.30      193.40       316.25       71.62
Dividend payout ratio                                  60.00       201.43       58.82       352.94    1,285.71

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


                         CHANGES IN FINANCIAL CONDITION
                       FROM JUNE 30, 2000 TO JUNE 30, 2001


ASB's total assets amounted to $141.0 million at June 30, 2001, an increase of $9.1 million, or 6.9%, over 2000 levels. The increase in total assets was funded primarily from a $10.7 million increase in deposits and a $1.9 million increase in shareholders' equity, which were partially offset by a $3.5 million decline in advances from the FHLB.

Cash and interest-bearing deposits totaled $4.6 million at June 30, 2001, a decrease of $420,000, or 8.3%, from 2000 levels. Investment securities totaled $20.7 million at June 30, 2001, an increase of $1.5 million, or 8.1%, over the balance at June 30, 2000. Mortgage-backed securities totaled $8.7 million at June 30, 2001, an increase of $100,000, or 1.2%, year to year. During fiscal 2001, purchases of investment and mortgage-backed securities totaled $9.1 million, while the unrealized gain recorded on securities designated as available for sale increased by $2.1 million. These increases were partially offset by maturities, sales and principal repayments totaling $9.6 million.

Loans receivable increased by $8.6 million, or 9.0%, to a total of $103.3 million at June 30, 2001, compared to $94.7 million at June 30, 2000. Loan disbursements of $28.6 million and purchases of $2.9 million exceeded principal repayments of $23.0 million during fiscal 2001. Growth in loans secured by residential real estate totaled $7.5 million, or 10.8%, and the consumer loan portfolio increased by $1.9 million, or 11.9%, year to year.

At June 30, 2001, American's allowance for loan losses totaled $713,000, representing .67% of total loans and 115.4% of nonperforming loans. At June 30, 2000, the allowance for loan losses totaled $723,000, or .75% of total loans and 257.3% of nonperforming loans. Nonperforming loans amounted to $618,000 and $281,000 at June 30, 2001 and 2000, respectively. Although management believes that its allowance for loan losses at June 30, 2001, was adequate based on the available facts and circumstances, there can be no assurances that additions to such allowance will not be necessary in future periods, which could adversely affect ASB's results of operations.

Deposits increased by $10.7 million, or 9.7%, during fiscal 2001 to a total of $120.7 million at June 30, 2001. The increase resulted primarily from management's continuing efforts to maintain growth in deposits through marketing and pricing strategies. The growth in deposits was generally used to fund new loan originations and to repay borrowings. Borrowings decreased by $3.5 million, or 45.4%, during fiscal 2001, as repayments of $6.5 million exceeded new borrowings of $3.0 million.

Shareholders' equity totaled $14.5 million at June 30, 2001, an increase of $1.9 million, or 15.3%, over June 30, 2000 levels. The increase resulted primarily from net earnings of $1.1 million, a $1.4 million increase in unrealized gains on available for sale securities and the effects of $306,000 of amortization related to employee stock benefit plans, which were partially offset by dividends paid of $611,000 and treasury stock repurchases of $278,000 during the year.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000


General. Net earnings amounted to $1.1 million for the fiscal year ended June 30, 2001, an increase of $50,000, or 4.6%, over fiscal 2000. The increase in earnings resulted primarily from a $53,000 increase in net interest income and a $141,000 increase in other income, which were partially offset by a $110,000 increase in general, administrative and other expense and a $34,000 increase in the provision for federal income taxes.

Net Interest Income. Total interest income amounted to $10.3 million for the fiscal year ended June 30, 2001, an increase of $1.0 million, or 10.9%, over fiscal 2000. Interest income on loans totaled $8.2 million in fiscal 2001, an increase of $1.0 million, or 14.2%. This increase was due primarily to an $11.4 million, or 13.0%, increase in the weighted-average balance of loans outstanding, coupled with a 9 basis point increase in the average yield year to year. Interest income on mortgage-backed securities decreased by $45,000, or 7.5%, as a result of a $1.4 million, or 14.7%, decrease in the weighted-average balance outstanding, which was partially offset by a 52 basis point increase in yield year to year. Interest income on investment securities and interest-bearing deposits increased by $34,000, or 2.3%, due primarily to an $893,000, or 3.7%, increase in the weighted-average balance outstanding, which was partially offset by an 8 basis point decrease in the average yield year to year.

Interest expense totaled $6.4 million for the fiscal year ended June 30, 2001, an increase of $952,000, or 17.5%, over the $5.4 million total recorded in fiscal 2000. Interest expense on deposits increased by $1.0 million, or 19.9%, due primarily to a $10.8 million, or 10.4%, increase in the weighted-average balance outstanding and a 42 basis point increase in the weighted-average cost of deposits year to year. Interest expense on borrowings decreased by $48,000, or 12.2%, due primarily to a $1.7 million, or 24.2%, decrease in the weighted-average balance outstanding, which was partially offset by a 91 basis point increase in the average cost of borrowings, to 6.63% in fiscal 2001.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $53,000, or 1.4%, to a total of $3.9 million for the fiscal year ended June 30, 2001, compared to $3.8 million in fiscal 2000. The interest rate spread decreased by 28 basis points to 2.46% in fiscal 2001 from 2.74% in fiscal 2000, and the net interest margin decreased by 21 basis points to 2.94% in 2001 from 3.15% in 2000.

Provision for Losses on Loans. American charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to

American's market area, and other factors related to the collectibility of American's loan portfolio. As a result of such analysis, management determined that the allowance for loan losses was adequate and elected to record a minimal provision for losses on loans during the fiscal years ended June 30, 2001 and 2000. There can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $495,000 for the fiscal year ended June 30, 2001, an increase of $141,000, or 39.8%, over the $354,000 recorded in fiscal 2000. The increase resulted primarily from a $108,000 increase in the gain on sale of investment securities year to year and an increase of $33,000 in other operating income. The increase in other operating income was comprised of an increase in fees on loans and deposits transactions.

General, Administrative and Other Expense. General, administrative and other expense totaled $2.8 million for the fiscal year ended June 30, 2001, an increase of $110,000, or 4.1%, over the total recorded in fiscal 2000. The increase resulted primarily from a $36,000, or 25.4%, increase in occupancy and equipment expense, a $49,000, or 16.4%, increase in data processing costs and a $78,000, or 16.3%, increase in other operating expense, which were partially offset by a decrease of $24,000, or 12.6%, in franchise taxes and a $15,000, or 37.5%, decrease in federal deposit insurance premiums. The increase in occupancy and equipment expense resulted primarily from an increase in depreciation expense on capital additions in fiscal 2001 and 2000 for renovations to the main office and the completion of a new drive-through location. The increase in data processing was due primarily to American's overall growth year to year, coupled with costs related to enhanced computer programs for loan underwriting, item-processing and advanced system upgrades. The increase in other operating expense was due primarily to expense related to the Savings Bank's investment in a low income housing project, as well as increased advertising and supplies expense and pro-rata increases in operating costs connected with the Corporation's overall growth year to year.

Federal Income Taxes. The provision for federal income taxes totaled $460,000 for the fiscal year ended June 30, 2001, an increase of $34,000, or 8.0%, over the $426,000 recorded in fiscal 2000. The increase was due primarily to the effects of an $84,000, or 5.6%, increase in pre-tax earnings, which was partially offset by tax credits realized from American's investment in a low income housing project. ASB's effective tax rates were 28.9% and 28.2% for the fiscal years ended June 30, 2001 and 2000, respectively.

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

Provision for Losses on Loans. Based upon an analysis of historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to American's market area, and other factors related to the collectibility of American's loan portfolio, management determined that the allowance for loan losses was adequate and elected to record a minimal provision for losses on loans for the fiscal year ended June 30, 2000.

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

                                                                  Year ended June 30,
                             -------------------------------------------------------------------------------------------------
                                          2001                            2000                               1999
                             ----------------------------   -----------------------------     --------------------------------
                              Average   Interest              Average    Interest               Average     Interest
                            outstanding  earned/   Yield/   outstanding   earned/   Yield/     outstanding   earned/    Yield/
                              balance     paid      rate     balance       paid      rate        balance       paid      rate
                             ----------  -------   ------   ----------   -------    ------     ----------    -------    ------
                                                           (Dollars in thousands)
Interest-earning assets:
  Loans receivable            $ 98,713   $ 8,169   8.28%    $ 87,363      $7,153     8.19%       $ 79,368     $6,394      8.06%
  Mortgage-backed
    securities                   8,338       556   6.67        9,779         601     6.15          10,633        709      6.67
  Investment securities and
    other interest-earning
    assets                      25,244     1,537   6.09       24,351       1,503     6.17          24,226      1,477      6.10
                               -------    ------   ----      -------       -----     ----         -------      -----      ----

   Total interest-earning
     assets                    132,295    10,262   7.76      121,493       9,257     7.62         114,227      8,580      7.51

Non-interest-earning assets      3,780                         3,951                                5,710
                               -------                       -------                              -------

Total assets                  $136,075                      $125,444                             $119,937
                               =======                       =======                              =======

Interest-bearing liabilities:
  Deposits                    $115,126     6,033   5.24     $104,324       5,033     4.82       $  97,032      4,797      4.94
  Borrowings                     5,217       346   6.63        6,884         394     5.72           5,857        315      5.38
                               -------    ------   ----      -------       -----     ----         -------      -----      ----

   Total interest-bearing
     liabilities               120,343     6,379   5.30      111,208       5,427     4.88         102,889      5,112      4.97
                                          ------   ----                   ------     ----                     ------      ----

Non-interest-bearing
  liabilities                    1,933                         1,032                                2,088
                               -------                       -------                              -------

   Total liabilities           122,276                       112,240                              104,977

Shareholders' equity            13,799                        13,204                               14,960
                               -------                       -------                              -------

   Total liabilities and
     shareholders' equity     $136,075                      $125,444                             $119,937
                               =======                       =======                              =======

Net interest income                     $  3,883                          $3,830                              $3,468
                                         =======                           =====                               =====

Interest rate spread                               2.46%                             2.74%                                2.54%
                                                   ====                              ====                                 ====

Net interest margin (net
  interest income as a
  percent of average
  interest-earning assets)                         2.94%                             3.15%                                3.04%
                                                   ====                              ====                                 ====

Average interest-earning
  assets to average interest-
  bearing liabilities                            109.93%                           109.25%                              111.02%
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

                                                                 Year ended June 30,
                                            --------------------------------------------------------
                                                   2001 vs. 2000                 2000 vs. 1999
                                            --------------------------    --------------------------
                                                Increase                      Increase
                                               (decrease)                    (decrease)
                                                   due                           due
                                                   to                            to
                                            ---------------               ---------------
                                            Volume     Rate      Total    Volume     Rate     Total
                                            ------     ----      -----    ------     ----     -----
                                                                 (In thousands)
Interest-earning assets:
   Loans receivable                           $938     $  78      $1,016     $652     $107       $759
   Mortgage-backed securities                 (106)       61         (45)     (54)     (54)      (108)
   Investment securities and interest -
     bearing assets                             53       (19)         34        8       18         26
                                              ----      ----       -----      ---      ---        ---

       Total interest-earning assets           885       120       1,005      606       71        677
                                               ---      ----       -----      ---      ---        ---

Interest-bearing liabilities:
   Deposits                                    544       456       1,000      353     (117)       236
   Borrowings                                 (140)       92         (48)      83       (4)        79
                                               ---      ----       -----      ---      ---        ---

       Total interest-bearing liabilities      404       548         952      436     (121)       315
                                               ---      ----       -----      ---      ---        ---

        Increase (decrease) in net
          interest   income                   $481     $(428)     $   53     $170     $192       $362
                                               ===      ====       =====      ===      ===        ===


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

The following table presents, at June 30, 2001 and 2000, an analysis of the interest rate risk of American, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis point movements in market interest rates.

                                                  At June 30, 2001                   At June 30, 2000
                                           ---------------------------        -----------------------------
                                           NPV as a % of                      NPV as a % of
 Changes in interest rate   Board limit     PV of Assets        Change         PV of Assets          Change
     (basis points)         % changes          Ratio            in NPV              Ratio            in NPV
 ------------------------   -----------    -------------        ------        --------------         ------
                                         (Dollars in thousands)
        +300                   (6)%              6.96%            (457)bp           5.82%             (352)bp
        +200                   (6)               8.68             (285)             7.07              (227)
        +100                   (6)              10.42             (111)             8.26              (108)
           -                    -               11.53                -              9.34                 -
        -100                    6               12.14               61             10.10                76
        -200                    6               12.18               65             10.29                95
        -300                    6               12.21               68             10.51               117


The model reflects that American's NPV is more sensitive to an increase in interest rates than a decrease in interest rates. This occurs principally because, as rates rise, the market value of the Savings Bank's investments, adjustable-rate mortgage loans, fixed-rate loans and mortgage-backed securities declines due to the rate increases. The value of the Savings Bank's deposits and borrowings change in approximately the same proportion in rising or falling rate scenarios.

In the event that interest rates should rise from current levels, American's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect American's earnings due to diminished loan demand.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal from certificates could likely deviate significantly from those assumed in calculating the table.

                         LIQUIDITY AND CAPITAL RESOURCES


Liquidity refers to the ability of an institution to generate sufficient cash to fund current loan demand, meet deposit withdrawals and pay operating expenses. Liquidity is influenced by financial market conditions, fluctuations in interest rates, general economic conditions and regulatory requirements. ASB's liquidity, primarily represented by cash equivalents, interest-bearing deposits in other financial institutions and investment securities, is a result of the operating, investing and financing activities of American. These activities are summarized below on a consolidated basis for the years ended June 30, 2001, 2000, and 1999:

                                                                               Year ended June 30,
                                                                   2001                2000               1999
                                                                   ----                ----               ----
                                                                                 (In thousands)
Net cash from operating activities                                $1,437             $ 1,554            $ 1,323
Net cash from investing activities                                (8,151)            (12,065)           (13,629)
Net cash from financing activities                                 6,294               8,014              5,982
                                                                   -----              ------             ------
Net change in cash and cash equivalents                             (420)             (2,497)            (6,324)
Cash and cash equivalents at the beginning of the year             5,069               7,566             13,890
                                                                   -----              ------             ------
Cash and cash equivalents at the end of the year                  $4,649             $ 5,069            $ 7,566
                                                                   =====              ======             ======


American generally strives to maintain liquidity (defined as cash, interest-bearing deposits and investment securities with terms of less than five years) in a range of 10% to 25% of total assets. At June 30, 2001, eligible liquidity of American was approximately $11.7 million, or 8.4%.

At June 30, 2001, American had outstanding commitments of approximately $1.6 million to originate loans. Additionally, American was obligated under unused lines and letters of credit totaling $3.4 million. In the opinion of management, all loan commitments had interest rates which equaled or exceeded market interest rates as of June 30, 2001, and will be funded from existing excess liquidity and normal cash flow from operations.

American is required by OTS regulations to maintain specified minimum amounts of capital. At June 30, 2001, American exceeded all applicable minimum capital requirements. The following table sets forth the amount and percentage level of regulatory capital of American at June 30, 2001, and the minimum requirement amounts. Tangible and core capital are reflected as a percentage of adjusted total assets. Risk-based (or total) capital, which consists of core and supplementary capital, is reflected as a percentage of risk-weighted assets.

                                                 June 30, 2001
                                                                                   Excess of
                                                                             regulatory capital
                                Regulatory                Current                over current
                                 capital                requirement               requirement
                              Amount   Percent        Amount   Percent        Amount   Percent
                                                   (Dollars in thousands)
Tangible capital             $11,728      8.4%        $2,098    1.5%          $9,630    6.9%

Core capital                 $11,728      8.4%        $5,595    4.0%          $6,133    4.4%

Risk-based capital           $12,441     15.9%        $6,248    8.0%          $6,193    7.9%

                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS


In September 2000, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Management adopted SFAS No. 140 effective April 1, 2001, as required, without material effect on the Corporation's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141 "Business Combinations," which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. The pooling-of-interests method of accounting is prohibited except for combinations initiated before June 30, 2001. The remaining provisions of SFAS No. 141 relating to business combinations accounted for by the purchase method, including identification of intangible assets, accounting for negative goodwill, financial statement presentation and disclosure, are effective for combinations completed after June 30, 2001. Management adopted SFAS No. 141 effective July 1, 2001, as required, without material effect on the Corporation's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. All goodwill should be assigned to reporting units that are expected to benefit from the goodwill. Goodwill impairment should be tested with a two-step approach. First, the fair value of the reporting unit should be compared to its carrying value, including goodwill. If the reporting unit's carrying value exceeds its fair value, then any goodwill impairment should be measured as the excess of the goodwill's carrying value over its implied fair value. The implied fair value of goodwill should be calculated in the same manner as goodwill is calculated for a business combination, using the reporting unit's fair value as the "purchase price." Therefore, the goodwill's implied fair value will be the excess of the "purchase price" over the amounts allocated to assets, including unrecognized intangible assets, and liabilities of the reporting unit. Goodwill impairment losses should be reported in the income statement as a separate line item within operations, except for such losses included in the calculation of a gain or loss from discontinued operations.

An acquired intangible asset, other than goodwill, should be amortized over its useful economic life. The useful life of an intangible asset is indefinite if it extends beyond the foreseeable horizon. If an asset's life is indefinite, the asset should not be amortized until the life is determined to be finite. Intangible assets being amortized should be tested for impairment in accordance with SFAS No. 121. Intangible assets not being amortized should be tested for impairment annually and whenever there are indicators of impairment, by comparing the asset's fair value to its carrying amount.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for companies with fiscal years beginning after March 15, 2001, but only if the first quarter financial statements have not previously been issued. SFAS No. 142 is not expected to have a material effect on the Corporation's financial position or results of operations.

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

               Report of Independent Certified Public Accountants

Board of Directors
ASB Financial Corp.

We have audited the accompanying consolidated statements of financial condition of ASB Financial Corp. as of June 30, 2001 and 2000, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ASB Financial Corp. as of June 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.





/s/GRANT THORNTON LLP

Cincinnati, Ohio
July 27, 2001

                               ASB FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                    June 30,
                        (In thousands, except share data)

         ASSETS                                                                                2001                2000
Cash and due from banks                                                                    $    640            $    917
Interest-bearing deposits in other financial institutions                                     4,009               4,152
                                                                                            -------             -------
         Cash and cash equivalents                                                            4,649               5,069

Investment securities available for sale - at market                                         20,658              19,112
Mortgage-backed securities available for sale - at market                                     8,716               8,616
Loans receivable - net                                                                      103,308              94,744
Office premises and equipment - at depreciated cost                                           1,394               1,366
Federal Home Loan Bank stock - at cost                                                          788                 733
Accrued interest receivable on loans                                                            188                  63
Accrued interest receivable on mortgage-backed securities                                        50                  59
Accrued interest receivable on investments and
  interest-bearing deposits                                                                     295                 355
Prepaid expenses and other assets                                                               902                 882
Prepaid federal income taxes                                                                     39                 228
Deferred federal income taxes                                                                    -                  671
                                                                                            -------             -------

         Total assets                                                                      $140,987            $131,898
                                                                                            =======             =======

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                                   $120,725            $110,007
Advances from the Federal Home Loan Bank                                                      4,257               7,790
Advances by borrowers for taxes and insurance                                                   171                 173
Accrued interest payable                                                                        129                  89
Other liabilities                                                                             1,201               1,258
Deferred federal income taxes                                                                     1                  -
                                                                                            -------             -------
         Total liabilities                                                                  126,484             119,317

Commitments                                                                                      -                   -

Shareholders' equity
  Preferred stock, 1,000,000 shares authorized, no par value;
    no shares issued                                                                             -                   -
  Common stock, 4,000,000 shares authorized, no par value;
    1,746,924 shares issued                                                                      -                   -
  Additional paid-in capital                                                                  8,482               8,454
  Retained earnings, restricted                                                               8,393               7,870
  Shares acquired by stock benefit plans                                                       (781)             (1,059)
  Accumulated comprehensive income (loss), unrealized gains (losses) on securities
    designated as available for sale, net of related tax effects                                779                (592)
  Less 208,145 and 177,366 shares of treasury stock - at cost, at June 30, 2001 and
    2000, respectively                                                                       (2,370)             (2,092)
                                                                                            -------             -------
         Total shareholders' equity                                                          14,503              12,581
                                                                                            -------             -------

         Total liabilities and shareholders' equity                                        $140,987            $131,898
                                                                                            =======             =======


        The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                           For the year ended June 30,
                      (In thousands, except per share data)


                                                                                2001             2000              1999
Interest income
  Loans                                                                      $ 8,169           $7,153            $6,394
  Mortgage-backed securities                                                     556              601               709
  Investment securities                                                        1,533            1,491             1,405
  Interest-bearing deposits and other                                              4               12                72
                                                                              ------            -----             -----
         Total interest income                                                10,262            9,257             8,580

Interest expense
  Deposits                                                                     6,033            5,033             4,797
  Borrowings                                                                     346              394               315
                                                                              ------            -----             -----
         Total interest expense                                                6,379            5,427             5,112
                                                                              ------            -----             -----

         Net interest income                                                   3,883            3,830             3,468

Provision for (recoveries of) losses on loans                                      1                1                (1)
                                                                              ------            -----             -----

         Net interest income after provision
           for (recoveries of) losses on loans                                 3,882            3,829             3,469

Other income
  Gain on sale of investment securities                                          117                9                61
  Loss on sale of real estate acquired through foreclosure                        -                -                 (3)
  Other operating                                                                378              345               272
                                                                              ------            -----             -----
         Total other income                                                      495              354               330

General, administrative and other expense
  Employee compensation and benefits                                           1,508            1,522             1,207
  Occupancy and equipment                                                        178              142               111
  Federal deposit insurance premiums                                              25               40                56
  Franchise taxes                                                                166              190               202
  Data processing                                                                348              299               244
  Other operating                                                                558              480               466
                                                                              ------            -----             -----
         Total general, administrative and other expense                       2,783            2,673             2,286
                                                                              ------            -----             -----

         Earnings before income taxes                                          1,594            1,510             1,513

Federal income taxes
  Current                                                                        494              474               355
  Deferred                                                                       (34)             (48)               78
                                                                              ------            -----             -----
         Total federal income taxes                                              460              426               433
                                                                              ------            -----             -----

         NET EARNINGS                                                        $ 1,134           $1,084            $1,080
                                                                              ======            =====             =====

         EARNINGS PER SHARE
           Basic                                                                $.75             $.70              $.68
                                                                                 ===              ===               ===

           Diluted                                                              $.73             $.70              $.67
                                                                                 ===              ===               ===



        The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                           For the year ended June 30,
                                 (In thousands)


                                                                                    2001            2000           1999
Net earnings                                                                      $1,134          $1,084         $1,080

Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $746, $(437) and $(210)
    in 2001, 2000 and 1999, respectively                                           1,448            (851)          (409)

Reclassification adjustment for realized gains
  included in earnings, net of tax of $40, $3 and $21
  in 2001, 2000 and 1999, respectively                                               (77)             (6)           (40)
                                                                                   -----           -----          -----

Comprehensive income                                                              $2,505          $  227         $  631
                                                                                   =====           =====          =====

Accumulated comprehensive income (loss)                                           $  779          $ (592)        $  265
                                                                                   =====           =====          =====





























        The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                For the years ended June 30, 2001, 2000 and 1999
                        (In thousands, except share data)


                                                                                             Unrealized gains
                                                                                Shares          (losses) on
                                                        Additional             acquired         securities
                                                Common    paid-in   Retained   by stock       designated as      Treasury
                                                 stock    capital   earnings benefit plans  available for sale     stock     Total
Balance at July 1, 1998                          $ -     $8,304     $8,292    $(1,677)            $ 714          $(1,143)   $14,490

Amortization of expense related to stock benefit
  plans                                            -          2         -         380                -                -         382
Net earnings for the year ended June 30, 1999      -         -       1,080         -                 -                -       1,080
Cash dividends of $.40 per share                   -         -        (463)        -                 -                -        (463)
Unrealized losses on securities designated as
  available for sale, net of related tax effects   -         -          -          -               (449)              -        (449)
                                                  ---     -----      -----      -----             -----           ------     ------

Balance at June 30, 1999                           -      8,306      8,909     (1,297)              265           (1,143)    15,040

Amortization of expense related to stock benefit
  plans                                            -         87         -         238                -                -         325
Net earnings for the year ended June 30, 2000      -         -       1,084         -                 -                -       1,084
Cash dividends of $1.41 per share                  -         -      (2,123)        -                 -                -      (2,123)
Purchase of treasury shares - at cost              -         -          -          -                 -              (949)      (949)
Issuance of shares under stock option plan         -         61         -          -                 -                -          61
Unrealized losses on securities designated as
  available for sale, net of related tax effects   -         -          -          -               (857)              -        (857)
                                                  ---     -----      -----      -----             -----           ------     ------

Balance at June 30, 2000                           -      8,454      7,870     (1,059)             (592)          (2,092)    12,581

Amortization of expense related to stock benefit
  plans                                            -         28         -         278                -                -         306
Net earnings for the year ended June 30, 2001      -         -       1,134         -                 -                -       1,134
Cash dividends of $.45 per share                   -         -        (611)        -                 -                -        (611)
Purchase of treasury shares - at cost              -         -          -          -                 -              (278)      (278)
Unrealized gains on securities designated as
  available for sale, net of related tax effects   -         -          -          -              1,371               -       1,371
                                                  ---     -----      -----      -----             -----           ------     ------

Balance at June 30, 2001                         $ -     $8,482     $8,393     $ (781)           $  779          $(2,370)   $14,503
                                                  ===     =====      =====      =====             =====           ======     ======



        The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           For the year ended June 30,
                                 (In thousands)


                                                                                    2001            2000           1999
Cash flows from operating activities:
  Net earnings for the year                                                      $ 1,134         $ 1,084        $ 1,080
  Adjustments to reconcile net earnings to net cash
  from operating activities:
    Amortization of discounts and premiums on loans,
      investments and mortgage-backed securities - net                                35              32             38
    Amortization of deferred loan origination fees                                   (51)            (47)           (67)
    Amortization of expense related to stock benefit plans                           306             325            382
    Depreciation and amortization                                                    122              86             66
    Provision for (recoveries of) losses on loans                                      1               1             (1)
    Gain on sale of investment securities                                           (117)             (9)           (61)
    Loss on sale of real estate acquired through foreclosure                          -               -               3
    Federal Home Loan Bank stock dividends                                           (55)            (55)           (53)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                          (125)             15             47
      Accrued interest receivable on mortgage-backed securities                        9               7              4
      Accrued interest receivable on investments and
        interest-bearing deposits                                                     60             (65)            18
      Prepaid expenses and other assets                                              (20)            172            (49)
      Accrued interest payable                                                        40              (4)           (25)
      Other liabilities                                                              (57)             88           (159)
      Federal income taxes
        Current                                                                      189             (28)            22
        Deferred                                                                     (34)            (48)            78
                                                                                  ------          ------         ------
         Net cash provided by operating activities                                 1,437           1,554          1,323

Cash flows from investing activities:
  Proceeds from maturity of investment securities                                  7,986             350         11,264
  Proceeds from sale of investment securities                                        119           1,011             60
  Purchase of investment securities                                               (7,812)         (2,116)       (19,259)
  Purchase of mortgage-backed securities                                          (1,260)             -          (5,625)
  Proceeds from sale of mortgage-backed securities                                    -               -             838
  Principal repayments on mortgage-backed securities                               1,480           1,310          3,221
  Purchase of loans                                                               (2,872)         (1,875)          (778)
  Loan principal repayments                                                       23,005          19,232         28,170
  Loan disbursements                                                             (28,647)        (29,965)       (33,204)
  Purchase of office premises and equipment                                         (150)           (405)          (181)
  Proceeds from sale of real estate acquired through foreclosure                      -               -             154
  Redemption of Federal Home Loan Bank stock                                          -              100             -
  Decrease in certificates of deposit in other financial
    institutions - net                                                                -              293          1,711
                                                                                  ------          ------         ------
         Net cash used in investing activities                                    (8,151)        (12,065)       (13,629)
                                                                                  ------          ------         ------

         Net cash used in operating and investing activities
           (subtotal carried forward)                                             (6,714)        (10,511)       (12,306)
                                                                                  ------          ------         ------

                               ASB FINANCIAL CORP.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                           For the year ended June 30,
                                 (In thousands)


                                                                                    2001            2000           1999

         Net cash used in operating and investing activities
           (subtotal brought forward)                                            $(6,714)       $(10,511)      $(12,306)

Cash flows from financing activities:
  Net increase in deposit accounts                                                10,718           9,053          7,477
  Proceeds from Federal Home Loan Bank advances                                    3,000           9,500          2,000
  Repayment of Federal Home Loan Bank advances                                    (6,533)         (7,533)          (531)
  Repayment of other borrowed money                                                   -               -          (2,500)
  Advances by borrowers for taxes and insurance                                       (2)              5             (1)
  Proceeds from issuance of shares under stock option plan                            -               61             -
  Purchase of treasury stock                                                        (278)           (949)            -
  Dividends paid on common stock                                                    (611)         (2,123)          (463)
                                                                                  ------         -------        -------
         Net cash provided by financing activities                                 6,294           8,014          5,982
                                                                                  ------         -------        -------

Net decrease in cash and cash equivalents                                           (420)         (2,497)        (6,324)

Cash and cash equivalents at beginning of year                                     5,069           7,566         13,890
                                                                                  ------         -------        -------

Cash and cash equivalents at end of year                                         $ 4,649        $  5,069       $  7,566
                                                                                  ======         =======        =======


Supplemental disclosure of cash flow information:
 Cash paid during the year for:
    Federal income taxes                                                         $   435        $    547       $    377
                                                                                  ======         =======        =======

    Interest on deposits and borrowings                                          $ 6,339        $  5,431       $  5,137
                                                                                  ======         =======        =======

Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                         $ 1,371        $   (857)      $   (449)
                                                                                  ======         =======        =======












        The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ASB Financial Corp. (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of its wholly-owned subsidiary, American Savings Bank, fsb (the "Savings Bank"). The Savings Bank conducts a general banking business in southeastern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management's control.

    The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U. S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

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

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Investment Securities and Mortgage-Backed Securities (continued)

       At June 30, 2001 and 2000, the Corporation had designated all investment and mortgage-backed securities as available for sale.

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

       Allowance for Loan Losses

       It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a loan charge-off equal to the difference between the fair value of the property securing the loan

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Allowance for Loan Losses (continued)

       and the loan's carrying value. Major loans (including development projects) and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

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

       At June 30, 2001 and 2000, the Savings Bank's investment in impaired loans, as defined, totaled approximately $450,000 and $454,000, respectively. The Savings Bank maintained a component of the allowance for loan losses related to such impaired loans of $46,000 at each of those respective dates.

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

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

       Salary Continuation Agreement

       The Savings Bank has entered into salary continuation agreements with certain key members of management. These agreements provide for payments of up to fifteen years of compensation under certain circumstances. Recognition of compensation expense related to these salary continuation agreements totaled $24,000, $26,000 and $19,000 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Benefit Plans

       The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense related to the ESOP totaled approximately $162,000, $270,000 and $172,000 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

       The Corporation also has a Management Recognition Plan ("MRP") which provides for awards of up to 68,558 shares to members of the board of directors and management. During fiscal 1996, the MRP purchased 68,558 shares of the Corporation's common stock in the open market. At June 30, 2001, all shares had been awarded. Common shares awarded under the MRP vest ratably over a five year period, commencing with the date of the award. Expense recognized under the MRP totaled approximately $93,000, $132,000 and $167,000 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

       Earnings Per Share

       Basic earnings per share for the fiscal years ended June 30, 2001, 2000 and 1999 is based upon the weighted-average shares outstanding during the year, less 34,918, 49,633 and 62,795 unallocated ESOP shares, respectively. Weighted-average common shares deemed outstanding totaled 1,515,886, 1,548,144 and 1,584,451 for the fiscal years ended June 30,
       2001, 2000 and 1999, respectively.

       Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,547,607, 1,548,144 and 1,611,751 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively. Incremental shares related to the assumed exercise of stock options included in the computation of diluted earnings per share totaled 31,721 and 27,300 for the fiscal years ended June 30, 2001 and 1999, respectively. Options to purchase 164,557 shares of common stock with a weighted-average exercise price of $10.08 were outstanding at June 30, 2000, but were excluded from the computation of common stock equivalents because their exercise price was higher than the average market price of the common stock.

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Fair Value of Financial Instruments

       SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

       The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

       The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2001 and 2000:

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

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Fair Value of Financial Instruments (continued)

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At June 30, 2001 and 2000, the difference between the fair value and notional amount of loan commitments was not material.

       Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 are as follows:

                                                                       2001                                2000
                                                            Carrying          Fair             Carrying          Fair
                                                              value           value              value           value
                                                                                    (In thousands)
       Financial assets
         Cash and cash equivalents                           $  4,649       $  4,649            $  5,069       $  5,069
         Investment securities                                 20,658         20,658              19,112         19,112
         Mortgage-backed securities                             8,716          8,716               8,616          8,616
         Loans receivable                                     103,308        105,299              94,744         91,278
         Federal Home Loan Bank stock                             788            788                 733            733
                                                              -------        -------             -------        -------

                                                             $138,119       $140,110            $128,274       $124,808
                                                              =======        =======             =======        =======

       Financial liabilities
         Deposits                                            $120,725       $120,362            $110,007       $110,135
         Advances from the Federal Home Loan Bank               4,257          4,245               7,790          7,748
         Escrow deposits                                          171            171                 173            173
                                                              -------        -------             -------        -------

                                                             $125,153       $124,778            $117,970       $118,056
                                                              =======        =======             =======        =======

       Cash and Cash Equivalents

       For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

       Advertising

       Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $49,000, $46,000 and $41,000 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

       Reclassifications

       Certain prior year amounts have been reclassified to conform to the 2001 consolidated financial statement presentation.

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2001 and 2000 are summarized as follows:

                                                                                 2001
                                                                       Gross              Gross       Estimated
                                                    Amortized       unrealized         unrealized       fair
                                                      cost             gains             losses         value
                                                                           (In thousands)
    Available for sale:
      U.S. Government agency obligations             $19,359        $     89             $  41         $19,407
      FHLMC stock                                         16           1,073                -            1,089
      Corporate equity securities                        169              14                21             162
                                                      ------           -----              ----          ------

                                                     $19,544          $1,176             $  62         $20,658
                                                      ======           =====              ====          ======

                                                                                 2000
                                                                       Gross              Gross       Estimated
                                                    Amortized       unrealized         unrealized       fair
                                                      cost             gains             losses         value
                                                                           (In thousands)
    Available for sale:
      U.S. Government agency obligations             $19,532            $  4            $1,273         $18,263
      FHLMC stock                                         18             711                -              729
      Corporate equity securities                        169              -                 49             120
                                                      ------             ---             -----          ------

                                                     $19,719            $715            $1,322         $19,112
                                                      ======             ===             =====          ======

    The amortized cost and estimated fair value of U.S. Government agency obligations by contractual term to maturity at June 30 are shown below:

                                                                  2001                           2000
                                                                      Estimated                        Estimated
                                                   Amortized            fair          Amortized          fair
                                                     cost               value           cost             value
                                                                            (In thousands)
    Due after three years through
      five years                                     $ 2,000          $ 2,002           $    -         $    -
    Due after five years                              17,359           17,405            19,532         18,263
                                                      ------           ------            ------         ------

                                                     $19,359          $19,407           $19,532        $18,263
                                                      ======           ======            ======         ======

    The Corporation had $5.0 million of investment securities pledged to secure public deposits at June 30, 2001.

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 2001 and 2000 are summarized as follows:

                                                                                    2001
                                                                              Gross          Gross     Estimated
                                                          Amortized        unrealized     unrealized     fair
                                                            cost              gains         losses       value
    Available for sale:                                                        (In thousands)
      Federal Home Loan Mortgage
        Corporation participation certificates              $  772            $ 22           $ -        $  794
      Government National Mortgage
        Association participation certificates               3,207              42             13        3,236
      Federal National Mortgage Association
        participation certificates                             475               9             -           484
      Collateralized mortgage obligations                    4,196              18             12        4,202
                                                             -----             ---            ---        -----

         Total mortgage-backed securities                   $8,650            $ 91           $ 25       $8,716
                                                             =====             ===            ===        =====

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
                                                             =====             ===            ===        =====

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.
                                                               June 30,
                                                      2001                2000
                                                            (In thousands)

    Due within three years                          $   23              $   33
    Due in three to five years                          80                 116
    Due in five to ten years                           324                 431
    Due in ten to twenty years                       1,202               1,795
    Due after twenty years                           7,021               6,531
                                                     -----               -----

                                                    $8,650              $8,906
                                                     =====               =====

    Proceeds from sales of investment and mortgage-backed securities amounted to $119,000, $1.0 million and $898,000 during the years ended June 30, 2001, 2000 and 1999, respectively, and resulted in gross realized gains totaling $117,000, $9,000 and $61,000, for those respective periods.


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is as follows:
                                                          2001          2000
                                                           (In thousands)
    Residential real estate
      One- to four- family                            $ 71,817       $65,278
      Multi-family                                       3,452         3,160
      Construction                                       1,649           992
    Nonresidential real estate and land                 11,684        11,691
    Consumer and other                                  17,688        15,804
                                                       -------        ------
                                                       106,290        96,925
    Less:
      Undisbursed portion of loans in process            2,065         1,255
      Deferred loan origination fees                       204           203
      Allowance for loan losses                            713           723
                                                       -------        ------

                                                      $103,308       $94,744
                                                       =======        ======

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE C - LOANS RECEIVABLE (continued)

    The Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $74.9 million, or 72%, of the total loan portfolio at June 30, 2001, and $68.2 million, or 72%, of the total loan portfolio at June 30, 2000. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southeastern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Savings Bank's primary lending area are presently stable.

    In the normal course of business, the Savings Bank has made loans to some of its directors, officers and employees. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The aggregate dollar amount of loans outstanding to directors and officers totaled approximately $663,000 and $474,000 at June 30, 2001 and 2000, respectively.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                                    2001           2000           1999
                                                                             (In thousands)
    Balance at beginning of year                                    $723           $733           $759
    Provision for (recoveries of) losses on loans                      1              1             (1)
    Charge-offs of loans                                             (11)           (11)           (25)
                                                                     ---            ---           ---

    Balance at end of year                                          $713           $723           $733
                                                                     ===            ===            ===

    As of June 30, 2001, the Savings Bank's allowance for loan losses was solely general in nature, and is includible as a component of regulatory risk-based capital, subject to certain percentage limitations.

    Nonperforming and nonaccrual loans totaled approximately $618,000, $281,000 and $379,000 at June 30, 2001, 2000 and 1999, respectively.

    During the years ended June 30, 2001, 2000 and 1999, interest income of approximately $26,000, $11,000 and $16,000, respectively, would have been recognized had such nonperforming and nonaccrual loans been performing in accordance with contractual terms.

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 are comprised of the following:

                                                       2001                2000
                                                             (In thousands)

    Land and improvements                            $  389              $  389
    Office buildings and improvements                 1,622               1,581
    Furniture, fixtures and equipment                   756                 648
                                                      -----               -----
                                                      2,767               2,618
      Less accumulated depreciation and
        amortization                                  1,373               1,252
                                                      -----               -----

                                                     $1,394              $1,366
                                                      =====               =====

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

Deposit type and weighted-
average interest rate                                2001                  2000
                                                            (In thousands)
NOW accounts
  2001 - 1.82%                                   $  8,429
  2000 - 2.06%                                                         $  7,237
Passbook
  2001 - 2.94%                                      8,004
  2000 - 2.94%                                                            7,735
Money market deposit accounts
  2001 - 3.33%                                     18,292
  2000 - 3.31%                                                           15,790
                                                  -------               -------
Total demand, transaction and
  passbook deposits                                34,725                30,762

Certificates of deposit
  Original maturities of:
    Less than 12 months
      2001 - 5.05%                                  7,739
      2000 - 5.74%                                                        6,935
    12 months to 24 months
      2001 - 6.15%                                 47,621
      2000 - 5.80%                                                       44,778
    30 months to 36 months
      2001 - 5.51%                                  5,621
      2000 - 5.56%                                                        6,612
    More than 36 months
      2001 - 5.92%                                    526
      2000 - 5.85%                                                          612
  Individual retirement accounts
    2001 - 6.22%                                   16,030
    2000 - 5.90%                                                         14,991
  Jumbo accounts
    2001 - 5.16%                                    8,463
    2000 - 5.28%                                                          5,317
                                                  -------               -------
Total certificates of deposit                      86,000                79,245
                                                  -------               -------

Total deposit accounts                           $120,725              $110,007
                                                  =======               =======

At June 30, 2001 and 2000, the Corporation had certificate of deposit accounts with balances greater than $100,000 totaling $14.1 million and $10.3 million, respectively.

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the year ended June 30 is summarized as follows:

                                                         2001           2000           1999
                                                                  (In thousands)
    Passbook                                           $  226         $  230         $  224
    NOW and money market deposit
      accounts                                            800            611            489
    Certificates of deposit                             5,007          4,192          4,084
                                                        -----          -----          -----

                                                       $6,033         $5,033         $4,797
                                                        =====          =====          =====

    Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                                          2001           2000
                                                             (In thousands)

    Less than one year                                 $59,377        $52,822
    One to three years                                  26,221         26,199
    Over three years                                       402            224
                                                      --------       --------

                                                       $86,000        $79,245
                                                        ======         ======

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 2001 by pledges of certain residential mortgage loans totaling $5.3 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                               Maturing
                              year ending                         June 30,
    Interest rate              June 30,                      2001         2000
                                                          (Dollars in thousands)

    6.10%                       2001                       $   -        $2,500
    3.93%                       2003                        1,000           -
    4.40% - 6.12%               2004                           -         1,000
    3.16% - 3.74%               2008                        2,257        3,290
    3.93%                       2009                        1,000        1,000
                                                            -----        -----

                                                           $4,257       $7,790
                                                            =====        =====

           Weighted-average interest rate                    3.78%        5.85%
                                                             ====         ====

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30 as follows:

                                                                  2001           2000           1999
                                                                           (In thousands)
    Federal income taxes computed at
      statutory rate                                              $542           $513           $514
    Increase (decrease) in taxes resulting from:
      Low income housing investment tax credits                    (78)           (79)           (79)
      Nontaxable interest income                                    (3)            (3)            (2)
      Other                                                         (1)            (5)            -
                                                                   ---            ---            ---
    Federal income tax provision per consolidated
      financial statements                                        $460           $426           $433
                                                                   ===            ===            ===


    The composition of the Corporation's net deferred tax asset (liability) at June 30 is as follows:

                                                                          2001           2000
                                                                              (In thousands)
     Taxes (payable) refundable on temporary
     differences at estimated corporate tax rate:
       Deferred tax assets:
         General loan loss allowance                                      $242         $  246
         Deferred compensation                                             525            516
         Stock benefit plans                                                20             36
         Book/tax depreciation                                              25             15
         Unrealized loss on securities designated as
           available for sale                                               -             305
                                                                           ---          -----
           Total deferred tax assets                                       812          1,118

       Deferred tax liabilities:
         Percentage of earnings bad debt deduction                        (113)          (151)
         Deferred loan origination costs                                  (116)          (125)
         Federal Home Loan Bank stock dividends                           (183)          (171)
         Unrealized gain on securities designated as
           available for sale                                             (401)            -
                                                                           ---          -----
           Total deferred tax liabilities                                 (813)          (447)
                                                                           ---          -----

           Net deferred tax asset (liability)                             $ (1)        $  671
                                                                           ===          =====

    Prior to fiscal 1997, the Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE H - FEDERAL INCOME TAXES (continued)

    income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2001 includes approximately $2.3 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $660,000 at June 30, 2001. The Savings Bank is required to recapture as taxable income approximately $780,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Savings Bank has provided deferred taxes for this amount and will continue to amortize the recapture of the bad debt reserve in taxable income over a six year period, which commenced in fiscal 1998.


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

    At June 30, 2001, the Savings Bank had outstanding commitments to originate loans totaling approximately $1.6 million. In addition, the Savings Bank was obligated under unused lines of credit and letters of credit totaling $3.4 million. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2001, and will be funded from normal cash flow from operations.


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

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE J - REGULATORY CAPITAL (continued)

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighting factor of 50%.

    During the 2001 fiscal year, the Savings Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Savings Bank must maintain minimum capital ratios as set forth in the following tables.

    As of June 30, 2001 and 2000, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

                                                                As of June 30, 2001
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount      Ratio         Amount     Ratio            Amount      Ratio
                                                               (Dollars in thousands)
    Tangible capital                    $11,728      8.4%        =>$2,098    =>1.5%          =>$6,994     => 5.0%

    Core capital                        $11,728      8.4%        =>$5,595    =>4.0%          =>$8,393     => 6.0%

    Risk-based capital                  $12,441     15.9%        =>$6,248    =>8.0%          =>$7,810     =>10.0%

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

                          June 30, 2001, 2000 and 1999


NOTE J - REGULATORY CAPITAL (continued)

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


NOTE K - STOCK OPTION PLAN

    During fiscal 1996 the Board of Directors adopted the ASB Financial Corp. Stock Option and Incentive Plan (the "Plan") that provided for the issuance of 225,423 shares, as adjusted, of authorized but unissued shares of common stock at fair value at the date of grant. In fiscal 1996, the Corporation granted 197,521 options at an adjusted exercise price of $7.64. The number of options granted and the exercise price have been adjusted to give effect to the return of capital and special dividend distributions paid by the Corporation. The Plan provides for one-fifth of the shares granted to be exercisable on each of the first five anniversaries of the date of grant.

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

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported as the pro forma amounts indicated below:

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE K - STOCK OPTION PLAN (continued)

                                                                     2001              2000           1999
                                                                     (In thousands, except per share data)
    Net earnings                      As reported                  $1,134            $1,084         $1,080
                                                                    =====             =====          =====

                                        Pro-forma                  $1,103            $1,024         $1,020
                                                                    =====             =====          =====

    Earnings per share
      Basic                           As reported                    $.75              $.70           $.68
                                                                      ===               ===            ===

                                        Pro-forma                    $.73              $.66           $.64
                                                                      ===               ===            ===

      Diluted                         As reported                    $.73              $.70           $.67
                                                                      ===               ===            ===

                                        Pro-forma                    $.71              $.66           $.63
                                                                      ===               ===            ===


    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants during fiscal 2001: dividend yield of 4.9%; expected volatility of 20.0%; a risk-free interest rate of 5.0% and an expected life of ten years.

    A summary of the status of the Corporation's Plan as of June 30, 2001, 2000 and 1999, and changes during the periods ending on those dates is presented below:

                                                   2001                      2000                         1999
                                                         Weighted-                 Weighted-                    Weighted-
                                                          average                   average                      average
                                                         exercise                  exercise                     exercise
                                             Shares        price       Shares        price          Shares        price
    Outstanding at beginning of year        164,557       $10.08      170,627       $10.08         170,627      $10.08
    Adjustment for special dividend
      distributions                              -         (2.44)          -           -                -          -
    Granted                                  10,000         8.75           -           -                -          -
    Exercised                                    -           -         (6,070)       10.08              -          -
    Forfeited                                    -           -             -           -                -          -
                                            -------        -----      -------        -----         -------       -----

    Outstanding at end of year              174,557       $ 7.70      164,557       $10.08         170,627      $10.08
                                            =======        =====      =======        =====         =======       =====

    Options exercisable at year-end         164,557       $ 7.64      125,052       $10.08          91,618      $10.08
                                            =======        =====      =======        =====         =======       =====

    Weighted-average fair value of
      options granted during the year                     $ 1.34                    $  -                        $  -
                                                           =====                     =====                       =====

    The following information applies to options outstanding at June 30, 2001:

    Number outstanding                                                  174,557
    Range of exercise prices                                      $7.64 - $8.75
    Weighted-average exercise price                                       $7.70
    Weighted-average remaining contractual life                       4.7 years

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE L - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.

    The following condensed financial statements summarize the financial position of the Corporation as of June 30, 2001 and 2000, and the results of its operations and its cash flows for the fiscal years ended June 30, 2001, 2000 and 1999.

                               ASB Financial Corp.

                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)
     ASSETS                                                                              2001             2000
    Interest-bearing deposits in American Savings Bank, fsb                           $   568          $   497
    Interest-bearing deposits in other financial institutions                             500              724
    Investment securities                                                               1,211            1,106
    Loans receivable                                                                      489               -
    Loan receivable from ESOP                                                             399              539
    Investment in American Savings Bank, fsb                                           12,477            9,716
    Prepaid expenses and other                                                            145              172
                                                                                       ------           ------

          Total assets                                                                $15,789          $12,754
                                                                                       ======           ======

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Checks issued in excess of bank balance                                           $ 1,033          $    -
    Dividends payable                                                                     185              173
    Other liabilities                                                                      53               -
    Deferred federal income taxes                                                          15               -
                                                                                       ------           ------
          Total liabilities                                                             1,286              173

    Shareholders' equity
      Common stock and additional paid-in capital                                       8,482            8,454
      Retained earnings                                                                 8,393            7,870
      Shares acquired by stock benefit plans                                             (781)          (1,059)
      Treasury shares                                                                  (2,370)          (2,092)
      Unrealized gains (losses) on securities designated as available for sale, net       779             (592)
                                                                                       ------           ------
          Total shareholders' equity                                                   14,503           12,581
                                                                                       ------           ------

          Total liabilities and shareholders' equity                                  $15,789          $12,754
                                                                                       ======           ======

                               ASB Financial Corp.

                             STATEMENTS OF EARNINGS
                               Year ended June 30,
                                 (In thousands)
                                                                              2001           2000         1999
    Revenue
      Interest income                                                       $  170         $   82       $   90
      Equity in earnings of American Savings Bank, fsb                       1,157          1,171        1,199
                                                                             -----          -----        -----
          Total revenue                                                      1,327          1,253        1,289

    General and administrative expenses                                        188            225          272
                                                                             -----          -----        -----

    Earnings before income taxes (credits)                                   1,139          1,028        1,017

    Federal income taxes (credits)                                               5            (56)         (63)
                                                                             -----          -----        -----

          NET EARNINGS                                                      $1,134         $1,084       $1,080
                                                                             =====          =====        =====

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE L - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP. (continued)

                               ASB Financial Corp.

                            STATEMENTS OF CASH FLOWS
                               Year ended June 30,
                                 (In thousands)
                                                                              2001           2000         1999
    Cash provided by (used in) operating activities:
      Net earnings for the year                                             $1,134         $1,084       $1,080
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities
        Amortization of premiums on loans and
          investment securities - net                                            3             -            -
        (Undistributed earnings of) excess of distributions
          from consolidated subsidiary                                      (1,157)         1,828        2,303
        Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets                                     27            104         (122)
          Deferred federal income taxes                                        (20)            -            -
          Other liabilities                                                     65              8           -
                                                                             -----          -----        -----
          Net cash provided by operating activities                             52          3,024        3,261

    Cash flows provided by (used in) investing activities:
      Proceeds from repayment of loan                                          140            140          140
      Proceeds from return of capital on investment securities                  -              -            21
      Purchase of investment securities                                         -              -           (51)
      Loan principal repayments                                                 11             -            -
      Loan disbursements                                                      (500)            -            -
                                                                             -----          -----        -----
          Net cash provided by (used in) investing activities                 (349)           140          110

    Cash flows provided by (used in) financing activities:
      Checks issued in excess of bank balance                                1,033             -            -
      Proceeds from exercise of stock options                                   -              61           -
      Repayment of borrowed money                                               -              -        (2,500)
      Payment of dividends on common stock                                    (611)        (2,123)        (463)
      Purchase of treasury shares                                             (278)          (949)          -
                                                                             -----          -----        -----
          Net cash provided by (used in) financing activities                  144         (3,011)      (2,963)
                                                                             -----          -----        -----

    Net increase (decrease) in cash and cash equivalents                      (153)           153          408

    Cash and cash equivalents at beginning of year                           1,221          1,068          660
                                                                             -----          -----        -----

    Cash and cash equivalents at end of year                                $1,068         $1,221       $1,068
                                                                             =====          =====        =====


    Supplemental disclosure of cash flow information:
      Dividend received from subsidiary in the form of
        investment securities designated as available for sale              $   -          $1,000       $   -
                                                                             =====          =====        =====

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


NOTE L - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP. (continued)

    Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During fiscal 2000, the Savings Bank distributed $4.0 million to the Corporation, which exceeded the above described limitation. As a result, the Savings Bank will be required to request OTS approval for any dividends payable through December 31, 2001.


NOTE M - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the Corporation's quarterly results for the fiscal years ended June 30, 2001 and 2000. Certain amounts, as previously reported, have been reclassified to conform to the 2001 presentation.

                                                                        Three Months Ended
                                                   September 30,      December 31,      March 31,     June 30,
    2001:                                                   (In thousands, except per share data)
    Total interest income                                 $2,548            $2,577         $2,590       $2,551
    Total interest expense                                 1,569             1,653          1,605        1,552
                                                           -----             -----          -----        -----

    Net interest income                                      979               924            985          995
    Provision for losses on loans                             -                 -               1           -
    Other income                                             107               125            129          134
    General, administrative and other expense                701               690            722          670
                                                           -----             -----          -----        -----

    Earnings before income taxes                             385               359            391          459
    Federal income taxes                                     107                98            107          148
                                                           -----             -----          -----        -----

    Net earnings                                          $  278            $  261         $  284       $  311
                                                           =====             =====          =====        =====

    Earnings per share
      Basic                                                 $.18              $.18           $.19         $.20
                                                             ===               ===            ===          ===

      Diluted                                               $.18              $.17           $.18         $.20
                                                             ===               ===            ===          ===

                               ASB FINANCIAL CORP.

                          June 30, 2001, 2000 and 1999


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
                                                             ===               ===            ===          ===

                               ASB FINANCIAL CORP.
                             DIRECTORS AND OFFICERS

==============================================================================

Robert M. Smith                                         Director and President
President and Chief Executive Officer
American Savings Bank, fsb

Gerald R. Jenkins                                       Director
Retired President and Chief Executive Officer
American Savings Bank, fsb

William J. Burke                                        Director
Director and Chief Executive Officer
OSCO Industries, Inc.

Lee O. Fitch                                            Director
Shareholder and Director
Miller, Searl & Fitch, L.P.A.

Louis M. Schoettle, M.D.                                Director
Physician
Retired

Michael L. Gampp                                        Chief Financial Officer
Chief Financial Officer and Vice President
American Savings Bank, fsb

M. Kathryn Fish                                         Secretary
Secretary
American Savings Bank, fsb

Carlisa R. Baker                                        Treasurer
Treasurer
American Savings Bank, fsb


                           AMERICAN SAVINGS BANK, fsb
                             DIRECTORS AND OFFICERS

==============================================================================

Robert M. Smith                     Director, President and CEO

Gerald R. Jenkins                   Director

William J. Burke                    Director

Lee O. Fitch                        Director

Louis M. Schoettle, M.D.            Director

Jack A. Stephenson                  Vice President

Michael L. Gampp                    Chief Financial Officer and Vice President

Carlisa R. Baker                    Treasurer

M. Kathryn Fish                     Secretary

                              SHAREHOLDER SERVICES

==============================================================================

Illinois  Stock   Transfer   Company  serves  as  transfer  agent  and  dividend
distributing agent for ASB's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

                         Illinois Stock Transfer Company
                           209 West Jackson Boulevard
                                    Suite 903
                          Chicago, Illinois 60606-6905
                                  (312)427-2953


                                 ANNUAL MEETING

==============================================================================

The Annual Meeting of Shareholders of ASB Financial Corp. will be held on October 24, 2001, at 11:00 a.m., Eastern Time, in the Micklethwaite Room at Shawnee State University, Portsmouth, Ohio. Shareholders are cordially invited to attend.


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