Form 10KSB, Exhibit 13
period 2002-06-30
ASB FINANCIAL CORP /OH
filed 2002-09-30
CIK 944304

ASB
                                    FINANCIAL
                                      CORP.




                                      2002
                                     ANNUAL
                                     REPORT
                                       TO
                                  SHAREHOLDERS

Dear Fellow Shareholder:

It is with a great deal of pleasure that we present our Annual Report to Shareholders covering the fiscal year ended June 30, 2002.

We were very pleased with another year of solid operating results in fiscal 2002. Net earnings for the fiscal year ended June 30, 2002, totaled $1.5 million, or $.97 per diluted share, which represents an increase of $379,000, or 33.4%, compared to the $1.1 million of net earnings reported for fiscal 2001. Fiscal 2002 net earnings were enhanced by a $229,000, or $.15 per diluted share, extraordinary income item resulting from our acquisition of the Waverly Building and Loan Company. Before consideration of the effects of this non-recurring income, fiscal 2002 net earnings increased over fiscal 2001 by $150,000, or 13.2%. At June 30, 2002, total assets amounted to a record $148.3 million, an increase of $7.3 million, or 5.2% over June 30, 2001. The loan portfolio grew by $5.7 million, or 5.5%, during fiscal 2002, ending the year with a record total of $109.0 million. Similarly, deposits increased by $6.1 million, or 5.1%, during the fiscal year, totaling an unprecedented level of $126.9 million at June 30, 2002.

Your Corporation's focus for fiscal 2003 and beyond is an unwavering commitment to growth. The continued expansion of our business will be accomplished through the tireless efforts of our employees who provide the excellent customer service that has become synonymous with our name.

It is the Board's intention to have shareholders directly participate in the success of the Company. Therefore, the Board increased the quarterly dividend for the third consecutive year, announcing an 8.3% increase from $.12 to $.13 per share effective July 31, 2002. In addition, the Company was able to increase each investor's percentage of ownership by repurchasing 1.7% of its common shares during the past year. Since our conversion to stock form in 1995, the Company has repurchased 13.6% of its common stock and returned over 80% of the offering proceeds to our shareholders in the form of special dividends and returns of capital. We shall continue to utilize these effective capital management strategies so as to maintain our overall capital ratio at optimal levels.

The purchase of assets and assumption of liabilities of the Waverly Building and Loan Company in Pike County gives us access to a larger market area. The Waverly purchase is a natural medium for expansion of American Savings Bank. While Waverly and Portsmouth are similar markets, the move into another county has given our Bank a new opportunity to offer our products and services to the Pike County communities.

In the future, we shall continue to be a community-oriented, relationship-focused financial institution, which we feel is the right strategy for growth and success. The Board of Directors and management team remain committed to the communities we serve and to achieving growth and increasing returns to our shareholders in the years ahead.

Thank you for your continued confidence.

Very truly yours,

ASB FINANCIAL CORP.


/s/Robert M. Smith

Robert M. Smith
President

                         BUSINESS OF ASB FINANCIAL CORP.

==============================================================================

ASB Financial Corp. ("ASB" or the "Corporation"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of American Savings Bank, fsb ("American" or the "Savings Bank"), a savings bank chartered under the laws of the United States. ASB was formed in 1995 in connection with the conversion of American from a mutual savings association to a stock savings association (the "Conversion") which was completed in May 1995. Other than investing excess funds from the Conversion in investment securities, ASB's activities have been limited primarily to holding the common shares of American.

Serving the Portsmouth, Ohio, area since 1892, American conducts business from its main office at 503 Chillicothe Street in Portsmouth, Ohio and a branch office at 118 North Market Street, Waverly, Ohio. The principal business of American is the origination of loans secured by one- to four-family residential real estate located in American's primary market area, which consists of the City of Portsmouth and the City of Waverly and contiguous areas of Scioto County and Pike County, Ohio. American also originates loans secured by multifamily residences (over four units) and nonresidential real estate and purchases interests in loans originated by other lenders secured by multifamily real estate and nonresidential real estate located outside of American's primary market area. In addition to real estate lending, American invests in mortgage-backed securities, U.S. Government and agency obligations and other investments permitted by applicable law. Funds for lending and other investment activities are obtained primarily from savings deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), and from borrowings from the Federal Home Loan Bank (the "FHLB") of Cincinnati.

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

ASB's office is located at 503 Chillicothe Street, Portsmouth, Ohio 45662. The telephone number is (740) 354-3177.

                              MARKET PRICE OF ASB'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
==============================================================================

There were 1,512,305 common shares of ASB outstanding on September 1, 2002, held of record by approximately 800 shareholders. Price information for ASB's common shares is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "ASBP."

The table below sets forth the high and low closing prices for the common shares of ASB, as quoted by Nasdaq, together with dividends declared per share, for each quarter of fiscal 2002 and 2001.

                                                                Cash dividends
Quarter ended                 High close       Low close             declared

Fiscal 2002
   September 30, 2001          $10.98            $10.00               $.12
   December 31, 2001           $10.96           $  9.51               $.12
   March 31, 2002              $10.85            $10.02               $.12
   June 30, 2002               $11.61            $10.25               $.13

Fiscal 2001
   September 30, 2000          $10.75             $8.75               $.11
   December 31, 2000          $  9.94             $8.63               $.11
   March 31, 2001             $  9.38             $8.63               $.11
   June 30, 2001               $10.00             $8.63               $.12

The income of ASB consists of interest and dividends on investment and mortgage-backed and related securities and dividends which may periodically be paid on the common shares of American held by ASB. In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, American is not permitted to pay a cash dividend on its common shares if American's regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the Conversion or applicable regulatory capital requirements prescribed by the OTS.

Under OTS regulations applicable to all savings associations, a savings association that, immediately prior to, and on a pro-forma basis after giving effect to, a proposed capital distribution has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its "well-capitalized" capital requirement, is generally permitted, without OTS approval (but subsequent to 30 days' prior notice of the planned dividend to the OTS) to make capital distributions during a calendar year in an amount not to exceed its net earnings for that year to date plus its retained net earnings for the preceding two years. Savings associations which have total capital in excess of the "well-capitalized" capital requirement and which have been notified by the OTS that they are in need of more than normal supervision can be subject to greater restrictions on dividends. In addition, a savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS. American currently meets the definition of a "well-capitalized" institution and, unless the OTS determines that American is an institution requiring more than normal supervision, may pay dividends in accordance with the foregoing provisions of the OTS regulations.

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

==============================================================================

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding ASB at the dates and for the periods indicated.

Selected consolidated financial                                                  At June 30,
condition data:                                            2002        2001         2000        1999       1998
                                                                             (In thousands)
Total amount of:
  Assets                                                 $148,272    $140,987     $131,898    $123,248    $116,437
  Cash and cash equivalents (1)                             7,704       4,649        5,069       7,566      13,890
  Certificates of deposit in other financial                  100           -            -         293       2,004
    institutions
  Investment securities available for sale - at market     20,866      20,772       19,127      19,387      11,850
  Mortgage-backed securities available for sale - at        7,091       8,716        8,616      10,232       8,924
    market
  Loans receivable - net                                  109,015     103,308       94,744      82,430      76,550
  Deposits                                                126,872     120,725      110,007     100,954      93,477
  Advances from the FHLB                                    4,223       4,257        7,790       5,823       4,354
  Shareholders' equity, restricted (2)                     15,454      14,503       12,581      15,040      14,490

------------------------------

(1) Consists of cash and due from banks and interest-bearing deposits in other financial institutions.

(2)  At June 30, 2002, 2001, 2000, 1999 and 1998,  includes $850,000,  $779,000,
     $(592,000), $265,000 and $714,000, respectively, of unrealized gains (losses) on securities designated as available for sale, net of related tax effects, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115.

Selected consolidated operating                                        Year ended June 30,
data:                                                 2002         2001        2000         1999        1998
                                                              (In thousands, except per share data)
Interest income                                      $9,543      $10,262      $9,257       $8,580       $8,541
Interest expense                                      5,050        6,379       5,427        5,112        4,961
                                                      -----       ------       -----        -----        -----
Net interest income                                   4,493        3,883       3,830        3,468        3,580
Provision for (recoveries of) losses on loans            70            1           1           (1)          (5)
                                                      -----       ------       -----        -----        -----
Net interest income after provision for
   (recoveries of) losses on loans                    4,423        3,882       3,829        3,469        3,585
Other income                                            486          495         354          330          281
General, administrative and other expense             3,077        2,783       2,673        2,286        2,345
                                                      -----       ------       -----        -----        -----
Earnings before income taxes                          1,832        1,594       1,510        1,513        1,521
Federal income taxes                                    548          460         426          433          445
                                                      -----       ------       -----        -----        -----
Earnings before extraordinary item                    1,284        1,134       1,084        1,080        1,076
Extraordinary item - negative goodwill arising
   from Waverly acquisition - net of tax                229             -          -            -            -
                                                      -----       -------      -----        -----        -----
Net earnings                                         $1,513      $  1,134     $1,084       $1,080       $1,076
                                                      =====       =======      =====        =====        =====

Earnings per share
  Basic                                               $1.00          $.75       $.70         $.68         $.68
                                                       ====           ===        ===          ===          ===
  Diluted                                              $.97          $.73       $.70         $.67         $.67
                                                        ===           ===        ===          ===          ===

                                                                        Year ended June 30,
Selected financial ratios:                              2002         2001        2000         1999        1998
Return on average assets                                1.06%         .83%        .86%         .90%        .95%
Average interest rate spread during period              2.84         2.46        2.74         2.54        2.46
Net interest margin                                     3.23         2.94        3.15         3.04        3.25
Return on average equity                               11.48         8.22        8.21         7.22        6.38
Equity to total assets at end of period                10.42        10.29        9.54        12.20       12.44
Average interest-earning assets to average
 interest-bearing liabilities                         110.90       109.93      109.25       111.02      117.41
Net interest income to general, administrative
 and other expense                                    146.02       139.53      143.28       151.71      152.67
General, administrative and other expense to
 average total assets                                   2.16         2.05        2.13         1.91        2.08
Nonperforming assets to total assets                     .78          .44         .21          .31         .34
Loan loss allowance to nonperforming loans             74.22       115.37      257.30       193.40      316.25
Dividend payout ratio                                  49.00        60.00      201.43        58.82      352.94

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

==============================================================================

                                     GENERAL

ASB was incorporated for the purpose of owning the outstanding common shares of American. As a result, the discussion and analysis that follows focuses primarily on the financial condition and results of operations of American. The following discussion and analysis of the consolidated financial condition and results of operations of ASB and American should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, presented in this Annual Report.

On June 28, 2002, American acquired substantially all of the assets and liabilities of the Waverly Building and Loan Company ("Waverly"). The acquisition was accounted for in a manner similar to the purchase method of accounting.

Forward-Looking Statements are Subject to Change

Certain statements are made in this document as to what management expects may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on management's current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. Management's current expectations and beliefs as to future events are subject to change at any time, and no assurances can be provided that the future events will actually occur.


                         CHANGES IN FINANCIAL CONDITION
                       FROM JUNE 30, 2001 TO JUNE 30, 2002

ASB's total assets amounted to $148.3 million at June 30, 2002, an increase of $7.3 million, or 5.2%, over 2001 levels. The increase in total assets resulted primarily from the acquisition of Waverly, which increased total assets by $5.6 million and total deposits by $4.7 million. The increase in assets was funded by growth in deposits of $1.4 million and an increase in shareholders' equity of $951,000.

Cash and interest-bearing deposits totaled $7.7 million at June 30, 2002, an increase of $3.1 million, or 65.7%, over 2001 levels. The Waverly acquisition contributed $1.8 million to total cash and interest-bearing deposits. Investment securities totaled $20.9 million at June 30, 2002, an increase of $94,000, or ..5%, over the balance at June 30, 2001. Mortgage-backed securities totaled $7.1 million at June 30, 2002, a decrease of $1.6 million, or 18.6%, year to year. During fiscal 2002, purchases of investment and mortgage-backed securities totaling $26.9 million were offset by maturities, sales and principal repayments totaling $28.6 million.

Loans receivable increased by $5.7 million, or 5.5%, to a total of $109.0 million at June 30, 2002, compared to $103.3 million at June 30, 2001. The increase resulted primarily from $4.5 million in loans acquired in the Waverly transaction. Loan disbursements of $34.5 million and purchases of $2.0 million exceeded principal repayments of $34.6 million during fiscal 2002. Growth in loans secured by residential real estate totaled $2.4 million, or 3.2%, and the consumer loan portfolio increased by $1.9 million, or 10.9%, year to year.

At June 30, 2002, American's allowance for loan losses was $855,000, representing .77% of total loans and 74.2% of nonperforming loans. The acquisition of Waverly contributed $160,000 to the allowance during fiscal 2002. At June 30, 2001, American's allowance for loan losses was $713,000, representing .67% of total loans and 115.4% of nonperforming loans. Nonperforming loans totaled $1.2 million and $618,000 at June 30, 2002 and 2001, respectively. At June 30, 2002, nonperforming loans were comprised of $606,000 of loans secured by one- to four-family residential real estate, $465,000 of loans secured by nonresidential real estate and $81,000 of consumer and other loans. Management believes that American's nonperforming loans are adequately collateralized and no loss is anticipated on such loans. Although management believes that its allowance for loan losses at June 30, 2002, was adequate based on the available facts and circumstances, there can be no assurances that additions to such allowance will not be necessary in future periods, which could adversely affect ASB's results of operations.

Deposits increased by $6.1 million, or 5.1%, during fiscal 2002 to a total of $126.9 million at June 30, 2002. The increase resulted primarily from $4.7 million in deposits acquired in the Waverly transaction. The additional $1.4 million growth in deposits was generally used to fund new loan originations.

Shareholders' equity totaled $15.5 million at June 30, 2002, an increase of $951,000, or 6.6%, over June 30, 2001 levels. The increase resulted primarily from net earnings of $1.5 million, a $71,000 increase in unrealized gains on available for sale securities and the effects of $276,000 of amortization related to stock benefit plans, which were partially offset by dividends paid of $754,000 and treasury stock purchases of $260,000 during the year.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

General. Net earnings amounted to $1.5 million for the fiscal year ended June 30, 2002, an increase of $379,000, or 33.4%, over fiscal 2001. The increase in earnings resulted primarily from the recognition of after-tax negative goodwill totaling $229,000 in connection with the Waverly acquisition and a $610,000 increase in net interest income, which were partially offset by a $294,000 increase in general, administrative and other expense and an $88,000 increase in the provision for federal income taxes.

Net Interest Income. Total interest income amounted to $9.5 million for the fiscal year ended June 30, 2002, a decrease of $719,000, or 7.0%, from fiscal 2001. Interest income on loans totaled $7.9 million in fiscal 2002, a decrease of $268,000, or 3.3%. This decrease was due primarily to an 83 basis point decrease in the average yield year to year, which was partially offset by a $7.3 million, or 7.4%, increase in the weighted-average balance of loans outstanding. Interest income on mortgage-backed securities decreased by $143,000, or 25.7%, as a result of a $1.4 million, or 16.7%, decrease in the weighted-average balance outstanding, and a 72 basis point decrease in yield year to year. Interest income on investment securities and interest-bearing deposits decreased by $308,000, or 20.0%, due primarily to a 135 basis point decrease in the average yield, which was partially offset by a $686,000, or 2.7%, increase in the weighted-average balance outstanding year to year.

Interest expense totaled $5.1 million for the fiscal year ended June 30, 2002, a decrease of $1.3 million, or 20.8%, from the $6.4 million total recorded in fiscal 2001. Interest expense on deposits decreased by $1.1 million, or 18.3%, due primarily to a 114 basis point decrease in the weighted-average cost of deposits, which was partially offset by a $5.1 million, or 4.4%, increase in the weighted-average balance outstanding year to year. Interest expense on borrowings decreased by $227,000, or 65.6%, due primarily to a 427 basis point decrease in the average cost of borrowings, to 2.36% in fiscal 2002. Decreases in the average yields on interest-earning assets and the average costs of interest-bearing liabilities were due primarily to the overall reductions in interest rates in the economy during 2001. This low interest rate environment continued through the first six months of 2002.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $610,000, or 15.7%, to a total of $4.5 million for the fiscal year ended June 30, 2002, compared to $3.9 million in fiscal 2001. The interest rate spread increased by 38 basis points to 2.84% in fiscal

2002 from 2.46% in fiscal 2001, and the net interest margin increased by 29 basis points to 3.23% in fiscal 2002 from 2.94% in fiscal 2001.

Provision for Losses on Loans. American charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to American's market area, and other factors related to the collectibility of American's loan portfolio. As a result of such analysis, management elected to record a $70,000 provision for losses on loans during the fiscal year ended June 30, 2002. The fiscal 2002 provision was predicated primarily upon the increase in nonperforming loans and the level of loan charge-offs during the period. There can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $486,000 for the fiscal year ended June 30, 2002, a decrease of $9,000, or 1.8%, from the $495,000 recorded in fiscal 2001. The decrease resulted from an $86,000 decrease in gain on sale of investment securities year to year, which was substantially offset by an increase of $77,000, or 20.4%, in other operating income. The increase in other operating income was comprised of increases in fees on loans and deposits transactions.

General, Administrative and Other Expense. General, administrative and other expense totaled $3.1 million for the fiscal year ended June 30, 2002, an increase of $294,000, or 10.6%, over the total recorded in fiscal 2001. The increase resulted primarily from increases of $68,000, or 4.5%, in employee compensation and benefits, $47,000, or 13.5%, in data processing costs and $225,000, or 40.3%, in other operating expense, which were partially offset by a decrease of $55,000, or 33.1%, in franchise taxes. The increase in employee compensation and benefits was due primarily to normal merit increases, partially offset by a decline in expense related to stock benefit plans year to year. The increase in data processing was due primarily to costs related to enhanced computer programs for item-processing and advanced system upgrades, as well as increased costs related to American's overall growth year to year. The increase in other operating expense was due primarily to expense related to the Savings Bank's investment in a low income housing project, as well as increased expense associated with the debit card program, increased professional fees associated with the acquisition of Waverly and pro-rata increases in operating costs due to the Corporation's overall growth year to year. The decrease in franchise taxes was due primarily to refund claims on prior year tax filings.

Federal Income Taxes. The provision for federal income taxes totaled $548,000 for the fiscal year ended June 30, 2002, an increase of $88,000, or 19.1%, over the $460,000 recorded in fiscal 2001. The increase was due primarily to the effects of a $238,000, or 14.9%, increase in pre-tax earnings. ASB's effective tax rates were 29.9% and 28.9% for the fiscal years ended June 30, 2002 and 2001, respectively.


                         COMPARISON OF OPERATING RESULTS
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

General. Net earnings amounted to $1.1 million for the fiscal year ended June 30, 2001, an increase of $50,000, or 4.6%, over fiscal 2000. The increase in earnings resulted from a $53,000 increase in net interest income and a $141,000 increase in other income, which were partially offset by a $110,000 increase in general, administrative and other expense and a $34,000 increase in the provision for federal income taxes.

Net Interest Income. Total interest income amounted to $10.3 million for the fiscal year ended June 30, 2001, an increase of $1.0 million, or 10.9%, over fiscal 2000. Interest income on loans totaled $8.2 million in fiscal 2001, an increase of $1.0 million, or 14.2%. This increase was due primarily to an $11.4 million, or 13.0%, increase in the weighted-average balance of loans outstanding, and a 9 basis point increase in the average yield year to year. Interest income on mortgage-backed securities decreased by $45,000, or 7.5%, as a result of a $1.4 million, or 14.7%, decrease in the weighted-average balance outstanding, which was partially offset by a 52 basis point increase in yield year to year. Interest income on investment securities and interest-bearing deposits increased by $34,000, or 2.3%, due primarily to an $893,000, or 3.7%, increase in the weighted-average balance outstanding, which was partially offset by an 8 basis point decrease in the average yield year to year.

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

Other Income. Other income totaled $495,000 for the fiscal year ended June 30, 2001, an increase of $141,000, or 39.8%, over the $354,000 recorded in fiscal 2000. The increase resulted from a $108,000 increase in the gain on sale of investment securities year to year and an increase of $33,000, or 9.6%, in other operating income. The increase in other operating income was comprised of an increase in fees on loans and deposits transactions.

General, Administrative and Other Expense. General, administrative and other expense totaled $2.8 million for the fiscal year ended June 30, 2001, an increase of $110,000, or 4.1%, over the total recorded in fiscal 2000. The increase resulted primarily from increases of $36,000, or 25.4%, in occupancy and equipment expense, $49,000, or 16.4%, in data processing costs and $78,000, or 16.3%, in other operating expense, which were partially offset by a decrease of $24,000, or 12.6%, in franchise taxes and a $15,000, or 37.5%, decrease in federal deposit insurance premiums. The increase in occupancy and equipment expense resulted primarily from an increase in depreciation expense on capital additions in fiscal 2001 and 2000 for renovations to the main office and the completion of a new drive-through location. The increase in data processing was due primarily to American's overall growth year to year and costs related to enhanced computer programs for loan underwriting, item-processing and advanced system upgrades. The increase in other operating expense was due primarily to expense related to the Savings Bank's investment in a low income housing project, as well as increased advertising and supplies expense and pro-rata increases in operating costs connected with the Corporation's overall growth year to year.

Federal Income Taxes. The provision for federal income taxes totaled $460,000 for the fiscal year ended June 30, 2001, an increase of $34,000, or 8.0%, over the $426,000 recorded in fiscal 2000. The increase was due primarily to the effects of an $84,000, or 5.6%, increase in pre-tax earnings. ASB's effective tax rates were 28.9% and 28.2% for the fiscal years ended June 30, 2001 and 2000, respectively.

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

                                                                     Year ended June 30,
                                             2002                            2001                          2000
                                 Average   Interest              Average   Interest             Average   Interest
                               outstanding  earned/   Yield/   outstanding  earned/   Yield/  outstanding  earned/  Yield/
                                 balance     paid      rate      balance     paid      rate     balance     paid     rate
                                                                    (Dollars in thousands)
Interest-earning assets:
  Loans receivable              $106,024    $7,901      7.45%   $ 98,713   $ 8,169      8.28%   $ 87,363    $7,153     8.19%
  Mortgage-backed
    securities                     6,947       413      5.95       8,338       556      6.67       9,779       601     6.15
  Investment securities and
    other interest-earning
    assets                        25,930     1,229      4.74      25,244     1,537      6.09      24,351     1,503     6.17
                                 -------     -----               -------    ------      ----     -------     -----     ----

   Total interest-earning
     assets                      138,901     9,543      6.87     132,295    10,262      7.76     121,493     9,257     7.62

Non-interest-earning assets        3,728                           3,780                           3,951
                                 -------                         -------                         -------

Total assets                    $142,629                        $136,075                        $125,444
                                 =======                         =======                         =======

Interest-bearing liabilities:
  Deposits                      $120,212     4,931      4.10    $115,126     6,033      5.24    $104,324     5,033     4.82
  Borrowings                       5,039       119      2.36       5,217       346      6.63       6,884       394     5.72
                                 -------     -----      ----     -------    ------      ----     -------     -----     ----

   Total interest-bearing
     liabilities                 125,251     5,050      4.03     120,343     6,379      5.30     111,208     5,427     4.88
                                 -------     -----               -------    ------               -------     -----     ----

Non-interest-bearing
  liabilities                      4,199                           1,933                           1,032
                                 -------                         -------                         -------

   Total liabilities             129,450                         122,276                         112,240

Shareholders' equity              13,179                          13,799                          13,204
                                 -------                         -------                         -------

   Total liabilities and
     shareholders' equity       $142,629                        $136,075                        $125,444
                                 =======                         =======                         =======

Net interest income                         $4,493                         $ 3,883                          $3,830
                                             =====                          ======                           =====

Interest rate spread                                    2.84%                           2.46%                          2.74%
                                                        ====                            ====                           ====

Net interest margin (net
  interest income as a
  percent of average
  interest-earning assets)                              3.23%                           2.94%                          3.15%
                                                        ====                            ====                           ====

Average interest-earning
  assets to average interest-
  bearing liabilities                                 110.90%                         109.93%                        109.25%
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

                                                                Year ended June30,
                                                   2002 vs. 2001                 2001 vs. 2000
                                                 Increase                     Increase
                                                (decrease)                   (decrease)
                                                 due to                        due to
                                            Volume     Rate      Total      Volume     Rate     Total
                                                                 (In thousands)
Interest-earning assets:
   Loans receivable                           $582    $ (850)     $ (268)    $938    $  78     $1,016
   Mortgage-backed securities                  (87)      (56)       (143)    (106)      61        (45)
   Investment securities and interest -
     bearing assets                             40      (348)       (308)      53      (19)        34
                                               ---     -----       -----      ---     ----      -----

       Total interest-earning assets           535    (1,254)       (719)     885      120      1,005
                                               ---     -----       -----      ---     ----      -----

Interest-bearing liabilities:
   Deposits                                    257    (1,359)     (1,102)     544      456      1,000
   Borrowings                                  (11)     (216)       (227)    (140)      92        (48)
                                               ---     -----       -----      ---     ----      -----

       Total interest-bearing liabilities      246    (1,575)     (1,329)     404      548        952
                                               ---     -----       -----      ---     ----      -----

        Increase (decrease) in net
          interest   income                   $289    $   321     $  610     $481    $(428)    $   53
                                               ===     ======      =====      ===     ====      =====


                         ASSET AND LIABILITY MANAGEMENT

American, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As a part of its effort to monitor its interest rate risk, American reviews the reports of the OTS which set forth the application of the "net portfolio value" ("NPV") methodology used by the OTS.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The methodology attempts to quantify interest rate risk as the change in the NPV which would result from theoretical changes in market interest rates.

The following table presents, at June 30, 2002 and 2001, an analysis of the interest rate risk of American, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis point movements in market interest rates.

                                                   At June 30, 2002                     At June 30, 2001
                                            NPV as a % of                      NPV as a % of
 Changes in interest rate   Board limit      PV of Assets        Change         PV of Assets          Change
       (basis points)        % changes          Ratio            in NPV             Ratio             in NPV

          +300                 (6)%              8.61%            (377)bp             6.96%           (457)bp
          +200                 (6)              10.01             (237)               8.68            (285)
          +100                 (6)              11.35             (103)              10.42            (111)
             -                  -               12.38                -               11.53               -
          -100                  6               12.55               17               12.14              61
          -200                  6                -                   -               12.18              65
          -300                  6                -                   -               12.21              68


The model reflects that American's NPV is more sensitive to an increase in interest rates than a decrease in interest rates. This occurs principally because, as rates rise, the market values of the Savings Bank's investments, adjustable-rate mortgage loans, fixed-rate loans and mortgage-backed securities decline due to the rate increases. The values of the Savings Bank's deposits and borrowings change in approximately the same proportion in rising or falling rate scenarios.

If interest rates rise from current levels, American's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect American's earnings due to diminished loan demand.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal from certificates could likely deviate significantly from those assumed in calculating the table.

                         LIQUIDITY AND CAPITAL RESOURCES

Liquidity refers to the ability of an institution to generate sufficient cash to fund current loan demand, meet deposit withdrawals and pay operating expenses. Liquidity is influenced by financial market conditions, fluctuations in interest rates, general economic conditions and regulatory requirements. ASB's liquidity, primarily represented by cash and cash equivalents and investment securities available for sale, is a result of the operating, investing and financing activities of American. These activities are summarized below on a consolidated basis for the years ended June 30, 2002, 2001, and 2000:

                                                                               Year ended June30,
                                                                   2002                2001               2000
                                                                                 (In thousands)
Net cash from operating activities                                $1,932              $1,536           $ 1,554
Net cash from investing activities                                   647              (8,250)          (12,065)
Net cash from financing activities                                   476               6,294             8,014
                                                                   -----               -----            ------
Net change in cash and cash equivalents                            3,055                (420)           (2,497)
Cash and cash equivalents at the beginning of the year             4,649               5,069             7,566
                                                                   -----               -----            ------
Cash and cash equivalents at the end of the year                  $7,704              $4,649           $ 5,069
                                                                   =====               =====            ======

At June 30, 2002, American had outstanding commitments of approximately $499,000 to originate loans. Additionally, American was obligated under unused lines and letters of credit totaling $11.7 million. In the opinion of management, all loan commitments had interest rates which equaled or exceeded market interest rates as of June 30, 2002, and will be funded from existing excess liquidity and normal cash flow from operations.

American is required by OTS regulations to maintain specified minimum amounts of capital. At June 30, 2002, American exceeded all applicable minimum capital requirements. The following table sets forth the amount and percentage level of American's regulatory capital at June 30, 2002, and the minimum requirement amounts. Tangible and core capital are reflected as a percentage of adjusted total assets. Risk-based (or total) capital, which consists of core and supplementary capital, is reflected as a percentage of risk-weighted assets. American meets the definition of a "well capitalized" institution.

                                                 June 30, 2002
                                                                                   Excess of
                                                                             regulatory capital
                                Regulatory                Current                over current
                                 capital                requirement               requirement
                              Amount   Percent        Amount   Percent        Amount   Percent
                                                 (Dollars in thousands)
Tangible capital             $13,461      9.1%        $2,214    1.5%         $11,247    7.6%

Core capital                 $13,461      9.1%        $5,903    4.0%          $7,558    5.1%

Risk-based capital           $14,316     16.5%        $6,930    8.0%          $7,386    8.5%

                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations," which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. The pooling-of-interests method of accounting is prohibited except for combinations initiated before June 30, 2001. The remaining provisions of SFAS No. 141 relating to business combinations accounted for by the purchase method, including identification of intangible assets, accounting for negative goodwill, financial statement presentation and disclosure, are effective for combinations completed after June 30, 2001. Management adopted SFAS No. 141 effective July 1, 2001, as required, without material effect on the Corporation's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Management adopted SFAS No. 142 effective July 1, 2002, as required, without material effect on the Corporation's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective July 1, 2002, as required, without material effect on the Corporation's financial condition or results of operations.

                         REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS AND
                        CONSOLIDATED FINANCIAL STATEMENTS

=============================================================================


                                                                     Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                     16


FINANCIAL STATEMENTS

  CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION                       17

  CONSOLIDATED STATEMENTS OF EARNINGS                                  18

  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME                      19

  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                      20

  CONSOLIDATED STATEMENTS OF CASH FLOWS                                21

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                           23

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
ASB Financial Corp.

We have audited the accompanying consolidated statements of financial condition of ASB Financial Corp. as of June 30, 2002 and 2001, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASB Financial Corp. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.





/s/GRANT THORNTON LLP

Cincinnati, Ohio
August 7, 2002

                               ASB FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                             June 30, 2002 and 2001
                        (In thousands, except share data)

         ASSETS                                                                          2002               2001
Cash and due from banks                                                              $  1,428           $    640
Interest-bearing deposits in other financial institutions                               6,276              4,009
                                                                                      -------            -------
         Cash and cash equivalents                                                      7,704              4,649

Certificates of deposit in other financial institutions                                   100                 -
Investment securities available for sale - at market                                   20,866             20,772
Mortgage-backed securities available for sale - at market                               7,091              8,716
Loans receivable - net                                                                109,015            103,308
Office premises and equipment - at depreciated cost                                     1,277              1,394
Federal Home Loan Bank stock - at cost                                                  1,017                788
Accrued interest receivable on loans                                                      216                188
Accrued interest receivable on mortgage-backed securities                                  41                 50
Accrued interest receivable on investments and
  interest-bearing deposits                                                               293                295
Prepaid expenses and other assets                                                         646                788
Prepaid federal income taxes                                                               -                  39
Deferred federal income taxes                                                               6                 -
                                                                                      -------            -------

         Total assets                                                                $148,272           $140,987
                                                                                      =======            =======

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                             $126,872           $120,725
Advances from the Federal Home Loan Bank                                                4,223              4,257
Advances by borrowers for taxes and insurance                                             162                171
Accrued interest payable                                                                   85                129
Other liabilities                                                                       1,307              1,201
Accrued federal income taxes                                                              169                 -
Deferred federal income taxes                                                              -                   1
                                                                                      -------            -------
         Total liabilities                                                            132,818            126,484

Commitments                                                                                -                  -

Shareholders' equity
  Preferred stock, 1,000,000 shares authorized, no par value;
    no shares issued                                                                       -                  -
  Common stock, 4,000,000 shares authorized, no par value; 1,760,681 and
    1,746,924 shares issued at June 30, 2002 and 2001, respectively                        -                  -
  Additional paid-in capital                                                            8,619              8,482
  Retained earnings, restricted                                                         9,152              8,393
  Shares acquired by stock benefit plans                                                 (537)              (781)
  Accumulated comprehensive income, unrealized gains on securities
    designated as available for sale, net of related tax effects                          850                779
  Less 232,819 and 208,145 shares of treasury stock - at cost, at
    June 30, 2002 and 2001, respectively                                               (2,630)            (2,370)
                                                                                      -------            -------
         Total shareholders' equity                                                    15,454             14,503
                                                                                      -------            -------

         Total liabilities and shareholders' equity                                  $148,272           $140,987
                                                                                      =======            =======


        The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                 For the year ended June 30, 2002, 2001 and 2000
                      (In thousands, except per share data)


                                                                         2002              2001             2000
Interest income
  Loans                                                                $7,901           $ 8,169           $7,153
  Mortgage-backed securities                                              413               556              601
  Investment securities                                                 1,221             1,533            1,491
  Interest-bearing deposits and other                                       8                 4               12
                                                                        -----            ------            -----
         Total interest income                                          9,543            10,262            9,257

Interest expense
  Deposits                                                              4,931             6,033            5,033
  Borrowings                                                              119               346              394
                                                                        -----            ------            -----
         Total interest expense                                         5,050             6,379            5,427
                                                                        -----            ------            -----

         Net interest income                                            4,493             3,883            3,830

Provision for losses on loans                                              70                 1                1
                                                                        -----            ------            -----

         Net interest income after provision
           for losses on loans                                          4,423             3,882            3,829

Other income
  Gain on sale of investment securities                                    31               117                9
  Other operating                                                         455               378              345
                                                                        -----            ------            -----
         Total other income                                               486               495              354

General, administrative and other expense
  Employee compensation and benefits                                    1,576             1,508            1,522
  Occupancy and equipment                                                 190               178              142
  Federal deposit insurance premiums                                       22                25               40
  Franchise taxes                                                         111               166              190
  Data processing                                                         395               348              299
  Other operating                                                         783               558              480
                                                                        -----            ------            -----
         Total general, administrative and other expense                3,077             2,783            2,673
                                                                        -----            ------            -----

         Earnings before income taxes and extraordinary item            1,832             1,594            1,510

Federal income taxes
  Current                                                                 595               494              474
  Deferred                                                                (47)              (34)             (48)
                                                                        -----            ------            -----
         Total federal income taxes                                       548               460              426
                                                                        -----            ------            -----

         Earnings before extraordinary item                             1,284             1,134            1,084

Extraordinary item - negative goodwill arising from Waverly
  acquisition - net of tax effects of $118                                229                -                -
                                                                        -----            ------            -----

         NET EARNINGS                                                  $1,513           $ 1,134           $1,084
                                                                        =====            ======            =====

         EARNINGS PER SHARE
           Basic                                                        $1.00              $.75             $.70
                                                                         ====               ===              ===

           Diluted                                                       $.97              $.73             $.70
                                                                          ===               ===              ===


        The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                 For the year ended June 30, 2002, 2001 and 2000
                                 (In thousands)


                                                                              2002           2001           2000
Net earnings                                                                $1,513         $1,134         $1,084

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $47, $746 and $(437)
    in 2002, 2001 and 2000, respectively                                        91          1,448           (851)

Reclassification adjustment for realized gains
  included in earnings, net of tax of $11, $40 and $3
  in 2002, 2001 and 2000, respectively                                         (20)           (77)            (6)
                                                                             -----          -----          -----

Comprehensive income                                                        $1,584         $2,505         $  227
                                                                             =====          =====          =====

Accumulated comprehensive income (loss)                                     $  850         $  779         $ (592)
                                                                             =====          =====          =====




































        The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                For the years ended June 30, 2002, 2001 and 2000
                        (In thousands, except share data)


                                                                                    Unrealized gains
                                                                     Shares            (losses) on
                                            Additional              acquired           securities
                                    Common    paid-in  Retained     by stock          designated as      Treasury
                                     stock    capital  earnings   benefit plans    available for sale      stock        Total
Balance at July 1, 1999               $ -     $8,306    $8,909      $(1,297)             $  265          $(1,143)      $15,040

Amortization of expense related
  to stock benefit plans                -         87        -           238                  -                -            325
Net earnings for the year ended
  June 30, 2000                         -         -      1,084           -                   -                -          1,084
Cash dividends of $1.41 per share       -         -     (2,123)          -                   -                -         (2,123)
Purchase of treasury shares -
  at cost                               -         -         -            -                   -              (949)         (949)
Issuance of shares under stock
  option plan                           -         61        -            -                   -                -             61
Unrealized losses on securities
  designated as available for sale,
  net of related tax effects            -         -         -            -                 (857)              -           (857)
                                       ---     -----     -----       ------               -----           ------        ------

Balance at June 30, 2000                -      8,454     7,870       (1,059)               (592)          (2,092)       12,581

Amortization of expense related
  to stock benefit plans                -         28        -           278                  -                -            306
Net earnings for the year ended
  June 30, 2001                         -         -      1,134           -                   -                -          1,134
Cash dividends of $.45 per share        -         -       (611)          -                   -                -           (611)
Purchase of treasury shares -
  at cost                               -         -         -            -                   -              (278)         (278)
Unrealized gains on securities
  designated as available for sale,
  net of related tax effects            -         -         -            -                1,371               -          1,371
                                       ---     -----     -----       ------               -----           ------        ------

Balance at June 30, 2001                -      8,482     8,393         (781)                779           (2,370)       14,503

Amortization of expense related
  to stock benefit plans                -         32        -           244                  -                -            276
Net earnings for the year ended
  June 30, 2002                         -         -      1,513           -                   -                -          1,513
Cash dividends of $.49 per share        -         -       (754)          -                   -                -           (754)
Purchase of treasury shares -
  at cost                               -         -         -            -                   -              (260)         (260)
Issuance of shares under stock
  option plan                           -        105        -            -                   -                -            105
Unrealized gains on securities
  designated as available for sale,
  net of related tax effects            -         -         -            -                   71               -             71
                                       ---     -----     -----       ------               -----           ------        ------

Balance at June 30, 2002              $ -     $8,619    $9,152      $  (537)             $  850          $(2,630)      $15,454
                                       ===     =====     =====       ======               =====           ======        ======


        The accompanying notes are an integral part of these statements.

                              ASB FINANCIAL CORP.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the year ended June 30, 2002, 2001 and 2000
                                 (In thousands)


                                                                              2002           2001           2000
Cash flows from operating activities:
  Net earnings for the year                                                $ 1,513        $ 1,134        $ 1,084
  Adjustments to reconcile net earnings to net cash
  from operating activities:
    Amortization of discounts and premiums on loans,
      investments and mortgage-backed securities - net                          13             35             32
    Amortization of deferred loan origination fees                             (62)           (51)           (47)
    Amortization of expense related to stock benefit plans                     276            306            325
    Depreciation and amortization                                              128            122             86
    Provision for losses on loans                                               70              1              1
    Gain on sale of investment securities                                      (31)          (117)            (9)
    Federal Home Loan Bank stock dividends                                     (44)           (55)           (55)
    Increase (decrease) in cash, net of acquisition of Waverly
    Building and Loan Company, due to changes in:
      Accrued interest receivable on loans                                     (35)          (125)            15
      Accrued interest receivable on mortgage-backed securities                  9              9              7
      Accrued interest receivable on investments and
        interest-bearing deposits                                                6             60            (65)
      Prepaid expenses and other assets                                        142            (20)           172
      Accrued interest payable                                                 (44)           139             (4)
      Other liabilities                                                        (52)           (57)            88
      Federal income taxes
        Current                                                                 90            189            (28)
        Deferred                                                               (47)           (34)           (48)
                                                                            ------         ------         ------
         Net cash provided by operating activities                           1,932          1,536          1,554

Cash flows from investing activities:
  Proceeds from maturity of investment securities                           23,885          7,986            350
  Proceeds from sale of investment securities                                   31            119          1,011
  Purchase of investment securities                                        (23,914)        (7,911)        (2,116)
  Purchase of mortgage-backed securities                                    (3,011)        (1,260)            -
  Principal repayments on mortgage-backed securities                         4,706          1,480          1,310
  Purchase of loans                                                         (2,000)        (2,872)        (1,875)
  Loan principal repayments                                                 34,588         23,005         19,232
  Loan disbursements                                                       (34,533)       (28,647)       (29,965)
  Purchase of office premises and equipment                                    (11)          (150)          (405)
  Redemption of Federal Home Loan Bank stock                                    -              -             100
  Decrease in certificates of deposit in other financial
    institutions - net                                                          -              -             293
  Net cash received through acquisition of Waverly Building
    and Loan Company                                                           906             -              -
                                                                            ------         ------         ------
         Net cash provided by (used in) investing activities                   647         (8,250)       (12,065)
                                                                            ------         ------         ------

         Net cash provided by (used in) operating and investing activities
           (subtotal carried forward)                                        2,579         (6,714)       (10,511)
                                                                            ------         ------         ------

                               ASB FINANCIAL CORP.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                 For the year ended June 30, 2002, 2001 and 2000
                                 (In thousands)


                                                                              2002           2001           2000

         Net cash provided by (used in) operating and investing activities
           (subtotal brought forward)                                       $2,579        $(6,714)      $(10,511)

Cash flows from financing activities:
  Net increase in deposit accounts                                           1,428         10,718          9,053
  Proceeds from Federal Home Loan Bank advances                              8,300          3,000          9,500
  Repayment of Federal Home Loan Bank advances                              (8,334)        (6,533)        (7,533)
  Advances by borrowers for taxes and insurance                                 (9)            (2)             5
  Proceeds from issuance of shares under stock option plan                     105             -              61
  Purchase of treasury stock                                                  (260)          (278)          (949)
  Dividends paid on common stock                                              (754)          (611)        (2,123)
                                                                             -----         ------        -------
         Net cash provided by financing activities                             476          6,294          8,014
                                                                             -----         ------        -------

Net increase (decrease) in cash and cash equivalents                         3,055           (420)        (2,497)

Cash and cash equivalents at beginning of year                               4,649          5,069          7,566
                                                                             -----         ------        -------

Cash and cash equivalents at end of year                                    $7,704        $ 4,649       $  5,069
                                                                             =====         ======        =======


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                    $  390        $   435       $    547
                                                                             =====         ======        =======

    Interest on deposits and borrowings                                     $5,094        $ 6,339       $  5,431
                                                                             =====         ======        =======

Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                    $   71        $ 1,371       $   (857)
                                                                             =====         ======        =======

  Fair value of assets received in acquisition of the Waverly
    Building and Loan Company                                               $5,646        $    -        $     -
                                                                             =====         ======        =======












The accompanying notes are an integral part of these statements.

                               ASB FINANCIAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 2002, 2001 and 2000



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ASB Financial Corp. (the "Corporation") is a savings and loan holding company whose primary activity is holding the stock of its wholly-owned subsidiary, American Savings Bank, fsb (the "Savings Bank"). The Savings Bank conducts a general banking business in southeastern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management's control.

    In June 2002, the Savings Bank acquired substantially all of the assets and liabilities of The Waverly Building and Loan Company ("Waverly"). The acquisition was accounted for using the purchase method of accounting. The business combination with Waverly added approximately $5.6 million in assets and $4.6 million in liabilities to the Corporation at June 30, 2002. Consistent with the purchase method of accounting, Waverly's revenue and expense accounts for fiscal 2002 were not included in the Corporation's operating results for the fiscal year ended June 30, 2002. Financial and pro-forma disclosures pursuant to SFAS No. 141 have not been presented as the acquisition was not material to the Corporation.

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

       Principles of Consolidation

       The consolidated financial statements include the accounts of the Corporation, the Savings Bank and A.S.L. Services, Inc., the Savings Bank's subsidiary. All significant intercompany balances and transactions have been eliminated.

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


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

       At June 30, 2002 and 2001, the Corporation had designated all investment and mortgage-backed securities as available for sale.

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

                          June 30, 2002, 2001 and 2000


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Allowance for Loan Losses

       It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the Savings Bank's primary lending area. When the collection of a loan becomes doubtful or otherwise troubled, the Savings Bank records a loan charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans (including development projects) and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

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

       A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in multi-family and nonresidential loans and its evaluation of impairment thereof, such loans are collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

       It is the Savings Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

       The Savings Bank's total impaired loans were as follows at June 30:

                                                            2002         2001
                                                              (In thousands)

       Impaired loans with related allowance                $396         $403
       Impaired loans with no related allowance               -            -
                                                             ---          ---

              Total impaired loans                          $396         $403
                                                             ===          ===

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Allowance for Loan Losses (continued)

                                                                           2002         2001         2000
                                                                                 (In thousands)
       Allowance on impaired loans
         Beginning balance                                                 $ 46         $ 46         $ 46
         Provision                                                           -            -            -
                                                                            ---          ---          ---
         Ending balance                                                    $ 46         $ 46         $ 46
                                                                            ===          ===          ===

       Average balance of impaired loans                                   $446         $452         $461
       Interest income recognized on impaired loans                        $ 30         $ 36         $ 34

       The allowance for impaired loans is not included in the Savings Bank's overall allowance for credit losses.

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

       Real Estate Acquired Through Foreclosure

       Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value, less estimated selling expenses at the date of acquisition. A real estate loss provision is recorded if the property's fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

       Federal Income Taxes

       The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Federal Income Taxes (continued)
       --------------------

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

       Salary Continuation Agreement

       The Savings Bank has entered into salary continuation agreements with certain current and former key members of management. These agreements provide for payments of up to fifteen years of compensation under certain circumstances. Recognition of compensation expense related to these salary continuation agreements totaled $24,000, $24,000 and $26,000 for the fiscal years ended June 30, 2002, 2001 and 2000, respectively.

       Benefit Plans

       The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense related to the ESOP totaled approximately $190,000, $162,000 and $270,000 for the fiscal years ended June 30, 2002, 2001 and 2000, respectively.

       The Corporation also has a Management Recognition Plan ("MRP") which provides for awards of up to 68,558 shares to members of the board of directors and management. During fiscal 1996, the MRP purchased 68,558 shares of the Corporation's common stock in the open market. Common shares awarded under the MRP vest ratably over a five year period, commencing with the date of the award. Expense recognized under the MRP totaled approximately $100,000, $93,000 and $132,000 for the fiscal years ended June 30, 2002, 2001 and 2000, respectively. As of June 30, 2002, all shares under the Corporation's MRP have been awarded. Expense related to this plan is expected to be approximately $75,000 for each of the next four fiscal years.

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Earnings Per Share

       Basic earnings per share for the fiscal years ended June 30, 2002, 2001 and 2000 is based upon the weighted-average shares outstanding during the year, less 21,979, 34,918 and 49,633 unallocated ESOP shares, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations were as follows:

                                                                     2002             2001              2000
       Weighted-average common shares
         outstanding (basic)                                      1,512,553         1,515,886        1,548,144
       Dilutive effect of  assumed exercise
         of stock options                                            53,177            41,191               -
                                                                  ---------         ---------        ---------
       Weighted-average common shares
         outstanding (diluted)                                    1,565,730         1,557,077        1,548,144
                                                                  =========         =========        =========

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

       The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2002 and 2001:

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

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


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

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At June 30, 2002 and 2001, the difference between the fair value and notional amount of loan commitments was not material.

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Fair Value of Financial Instruments (continued)

       Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 were as follows:

                                                                 2002                                2001
                                                      Carrying         Fair              Carrying         Fair
                                                        value          value               value          value
                                                                           (In thousands)
       Financial assets
         Cash and cash equivalents and
           certificates of deposit                    $  7,804       $  7,804            $  4,649       $  4,649
         Investment securities                          20,866         20,866              20,772         20,772
         Mortgage-backed securities                      7,091          7,091               8,716          8,716
         Loans receivable                              109,015        107,842             103,308        105,299
         Federal Home Loan Bank stock                    1,017          1,017                 788            788
                                                       -------        -------             -------        -------

                                                      $145,793       $144,620            $138,233       $140,224
                                                       =======        =======             =======        =======

       Financial liabilities
         Deposits                                     $126,872       $125,920            $120,725       $120,362
         Federal Home Loan Bank advances                 4,223          4,172               4,257          4,245
         Escrow deposits                                   162            162                 171            171
                                                       -------        -------             -------        -------

                                                      $131,257       $130,254            $125,153       $124,778
                                                       =======        =======             =======        =======

       Cash and Cash Equivalents

       For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

       Advertising

       Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $48,000, $49,000 and $46,000 for the fiscal years ended June 30, 2002, 2001 and 2000, respectively.

       Reclassifications

       Certain prior year amounts have been reclassified to conform to the 2002 consolidated financial statement presentation.

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2002 and 2001 are summarized as follows:

                                                                                 2002
                                                                       Gross              Gross       Estimated
                                                    Amortized       unrealized         unrealized       fair
                                                      cost             gains             losses         value
                                                                           (In thousands)
    Available for sale:
      U.S. Government agency obligations             $19,402          $  174              $ -          $19,576
      Municipal obligations                               40              -                 -               40
      FHLMC stock                                         15             933                -              948
      Corporate equity securities                        263              62                23             302
                                                      ------           -----               ---          ------

                                                     $19,720          $1,169              $ 23         $20,866
                                                      ======           =====               ===          ======

                                                                                 2001
                                                                       Gross              Gross       Estimated
                                                    Amortized       unrealized         unrealized       fair
                                                      cost             gains             losses         value
                                                                           (In thousands)
    Available for sale:
      U.S. Government agency obligations             $19,359          $   89              $ 41         $19,407
      FHLMC stock                                         16           1,073                -            1,089
      Corporate equity securities                        283              14                21             276
                                                      ------           -----               ---          ------

                                                     $19,658          $1,176              $ 62         $20,772
                                                      ======           =====               ===          ======

    The amortized cost and estimated fair value of U.S. Government agency obligations by contractual term to maturity at June 30 are shown below:

                                                                  2002                           2001
                                                                      Estimated                        Estimated
                                                   Amortized            fair          Amortized          fair
                                                     cost               value           cost             value
                                                                            (In thousands)
    Due in three years or less                       $   250          $   251           $    -         $    -
    Due after three years through
      five years                                       9,858            9,908             2,000          2,002
    Due after five years                               9,334            9,457            17,359         17,405
                                                      ------           ------            ------         ------

                                                     $19,442          $19,616           $19,359        $19,407
                                                      ======           ======            ======         ======

    At June 30, 2002, the Corporation had pledged investment securities totaling $7.1 million to secure public and other deposits. At June 30, 2001, the Corporation had pledged $5.0 million of investment securities to secure public deposits.

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 2002 and 2001 are summarized as follows:

                                                                                    2002
                                                                              Gross          Gross     Estimated
                                                          Amortized        unrealized     unrealized     fair
                                                            cost              gains         losses       value
    Available for sale:                                                        (In thousands)
      Federal Home Loan Mortgage
        Corporation participation certificates              $1,441            $ 35           $ -        $1,476
      Government National Mortgage
        Association participation certificates               2,355              97             -         2,452
      Federal National Mortgage Association
        participation certificates                           2,373              15              3        2,385
      Collateralized mortgage obligations                      780              -               2          778
                                                             -----             ---            ---        -----

         Total mortgage-backed securities                   $6,949            $147           $  5       $7,091
                                                             =====             ===            ===        =====

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
                                                             =====             ===            ===        =====

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                                   June 30,
                                                                          2002                2001
                                                                                (In thousands)
    Due within three years                                              $   36              $   23
    Due in three to five years                                              25                  80
    Due in five to ten years                                             1,266                 324
    Due in ten to twenty years                                             870               1,202
    Due after twenty years                                               4,752               7,021
                                                                         -----               -----

                                                                        $6,949              $8,650
                                                                         =====               =====

    Proceeds from sales of investment and mortgage-backed securities amounted to $31,000, $119,000 and $1.0 million during the years ended June 30, 2002, 2001 and 2000, respectively, and resulted in gross realized gains totaling $31,000, $117,000 and $9,000, for those respective periods.


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 was as follows:

                                                                         2002                2001
                                                                               (In thousands)
    Residential real estate
      One- to four- family                                           $ 73,300            $ 71,817
      Multi-family                                                      4,717               3,452
      Construction                                                      1,342               1,649
    Nonresidential real estate and land                                12,436              11,684
    Consumer and other                                                 19,617              17,688
                                                                      -------             -------
                                                                      111,412             106,290
    Less:
      Undisbursed portion of loans in process                           1,365               2,065
      Deferred loan origination fees                                      177                 204
      Allowance for loan losses                                           855                 713
                                                                      -------             -------

                                                                     $109,015            $103,308
                                                                      =======             =======

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE C - LOANS RECEIVABLE (continued)

    The Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprised approximately $78.0 million, or 72%, of the total loan portfolio at June 30, 2002, and $74.9 million, or 72%, of the total loan portfolio at June 30, 2001. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southeastern Ohio, thereby impairing collateral values. However, management believed that residential real estate values in the Savings Bank's primary lending area are presently stable.

    In the normal course of business, the Savings Bank has made loans to some of its directors, officers and employees. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The aggregate dollar amount of loans outstanding to directors and officers totaled approximately $810,000 and $663,000 at June 30, 2002 and 2001, respectively.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                                 2002           2001           2000
                                                                          (In thousands)
    Balance at beginning of year                                 $713           $723           $733
    Allowance resulting from acquisition of
      Waverly Building and Loan Company                           160             -              -
    Provision for losses on loans                                  70              1              1
    Charge-offs of loans                                          (88)           (11)           (11)
                                                                  ---            ---            ---

    Balance at end of year                                       $855           $713           $723
                                                                  ===            ===            ===

    As of June 30, 2002, the Savings Bank's allowance for loan losses was solely general in nature, and is includible as a component of regulatory risk-based capital, subject to certain percentage limitations.

    Nonperforming loans totaled approximately $1.2 million, $618,000 and $281,000 at June 30, 2002, 2001 and 2000, respectively.

    During the years ended June 30, 2002, 2001 and 2000, interest income of approximately $44,000, $26,000 and $11,000, respectively, would have been recognized had such nonperforming and nonaccrual loans been performing in accordance with contractual terms.

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 were comprised of the following:

                                                                        2002                2001
                                                                              (In thousands)
    Land and improvements                                             $  389              $  389
    Office buildings and improvements                                  1,622               1,622
    Furniture, fixtures and equipment                                    767                 756
                                                                       -----               -----
                                                                       2,778               2,767
      Less accumulated depreciation and
        amortization                                                   1,501               1,373
                                                                       -----               -----

                                                                      $1,277              $1,394
                                                                       =====               =====

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

Deposit type and weighted-
average interest rate                                                               2002                  2001
                                                                                           (In thousands)
NOW accounts
  2002 - .92%                                                                   $  8,297
  2001 - 1.82%                                                                                        $  8,429
Passbook
  2002 - 1.76%                                                                    10,919
  2001 - 2.94%                                                                                           8,004
Money market deposit accounts
  2002 - 2.15%                                                                    21,920
  2001 - 3.33%                                                                                          18,292
                                                                                 -------               -------
Total demand, transaction and
  passbook deposits                                                               41,136                34,725

Certificates of deposit
  Original maturities of:
    Less than 12 months
      2002 - 2.59%                                                                 6,634
      2001 - 5.05%                                                                                       7,739
    12 months to 24 months
      2002 - 4.40%                                                                48,387
      2001 - 6.15%                                                                                      47,621
    30 months to 36 months
      2002 - 4.42%                                                                 4,462
      2001 - 5.51%                                                                                       5,621
    More than 36 months
      2002 - 4.56%                                                                 1,979
      2001 - 5.92%                                                                                         526
  Individual retirement accounts
    2002 - 4.35%                                                                  15,856
    2001 - 6.22%                                                                                        16,030
  Jumbo accounts
    2002 - 3.61%                                                                   8,418
    2001 - 5.16%                                                                                         8,463
                                                                                 -------               -------
Total certificates of deposit                                                     85,736                86,000
                                                                                 -------               -------

Total deposit accounts                                                          $126,872              $120,725
                                                                                 =======               =======

At June 30, 2002 and 2001, the Corporation had certificate of deposit accounts with balances greater than $100,000 totaling $15.3 million and $14.1 million, respectively.

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the year ended June 30 is summarized as follows:

                                                             2002           2001           2000
                                                                      (In thousands)
    Passbook                                               $  260         $  226         $  230
    NOW and money market deposit
      accounts                                                567            800            611
    Certificates of deposit                                 4,104          5,007          4,192
                                                            -----          -----          -----

                                                           $4,931         $6,033         $5,033
                                                            =====          =====          =====

    Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

                                                               2002           2001
                                                                  (In thousands)
    Less than one year                                      $59,243        $59,377
    One to three years                                       23,857         26,221
    Over three years                                          2,636            402
                                                             ------         ------

                                                            $85,736        $86,000
                                                             ======         ======

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 2002 by pledges of certain residential mortgage loans totaling $5.3 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                                           Maturing
                                          year ending                                          June 30,
    Interest rate                          June 30,                                   2002                2001
                                                                                        (Dollars in thousands)
    1.89%                                   2004                                    $1,000              $1,000
    1.87% - 3.16%                           2008                                     2,223               2,257
    1.89%                                   2009                                     1,000               1,000
                                                                                     -----               -----

                                                                                    $4,223              $4,257
                                                                                     =====               =====

           Weighted-average interest rate                                             1.95%               3.78%
                                                                                      ====                ====

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE H - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30 as follows:

                                                                            2002           2001           2000
                                                                                     (In thousands)
    Federal income taxes computed at
      statutory rate                                                        $623           $542           $513
    Increase (decrease) in taxes resulting from:
      Low income housing investment tax credits                              (78)           (78)           (79)
      Nontaxable interest income                                              (3)            (3)            (3)
      Other                                                                    6             (1)            (5)
                                                                             ---            ---            ---
    Federal income tax provision per consolidated
      financial statements                                                  $548           $460           $426
                                                                             ===            ===            ===

    The composition of the Corporation's net deferred tax asset (liability) at June 30 was as follows:

                                                                                           2002           2001
                                                                                               (In thousands)
     Taxes (payable) refundable on temporary
     differences at estimated corporate tax rate:
       Deferred tax assets:
         General loan loss allowance                                                       $291           $242
         Deferred compensation                                                              527            525
         Stock benefit plans                                                                 68             20
         Book/tax depreciation                                                               16             25
                                                                                            ---            ---
           Total deferred tax assets                                                        902            812

       Deferred tax liabilities:
         Percentage of earnings bad debt deduction                                          (75)          (113)
         Deferred loan origination costs                                                   (140)          (116)
         Federal Home Loan Bank stock dividends                                            (243)          (183)
         Unrealized gain on securities designated as
           available for sale                                                              (438)          (401)
                                                                                            ---            ---
           Total deferred tax liabilities                                                  (896)          (813)
                                                                                            ---            ---

           Net deferred tax asset (liability)                                              $  6           $ (1)
                                                                                            ===            ===

    Prior to fiscal 1997, the Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2002 includes approximately $2.2 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $660,000 at June 30, 2002. The Savings Bank is required to recapture as taxable income approximately $780,000 of its tax

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE H - FEDERAL INCOME TAXES (continued)

    bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Savings Bank has provided deferred taxes for this amount and will continue to amortize the recapture of the bad debt reserve in taxable income over a six year period, which commenced in fiscal 1998.


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

    At June 30, 2002, the Savings Bank had outstanding commitments to originate loans totaling approximately $499,000. In addition, the Savings Bank had unused lines of credit for home equity loans and commercial loans totaling $5.1 million and $6.3 million, respectively. Further, the Savings Bank had outstanding commercial letters of credit totaling $268,000. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2002, and will be funded from normal cash flow from operations.


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

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE J - REGULATORY CAPITAL (continued)

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, described below as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighting factor of 50%.

    During fiscal 2002, the Savings Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Savings Bank must maintain minimum capital ratios as set forth in the following tables.

    As of June 30, 2002 and 2001, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

                                                                As of June 30, 2002
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount      Ratio         Amount     Ratio            Amount      Ratio
                                                               (Dollars in thousands)
    Tangible capital                    $13,461      9.1%        =>$2,214    =>1.5%          =>$7,379     => 5.0%

    Core capital                        $13,461      9.1%        =>$5,903    =>4.0%          =>$8,854     => 6.0%

    Risk-based capital                  $14,316     16.5%        =>$6,930    =>8.0%          =>$8,662     =>10.0%

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

    Core capital                        $11,728      8.4%        =>$5,595    =>4.0%          =>$8,393     => 6.0%

    Risk-based capital                  $12,441     15.9%        =>$6,248    =>8.0%          =>$7,810     =>10.0%

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


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


NOTE K - STOCK OPTION PLAN

    During fiscal 1996 the Board of Directors adopted the ASB Financial Corp. Stock Option and Incentive Plan (the "Plan") that provided for the issuance of 225,423 shares, as adjusted, of authorized but unissued shares of common stock at fair value at the date of grant. In fiscal 1996, the Corporation granted 197,521 options which have an adjusted exercise price of $7.64. The number of options granted and the exercise price have been adjusted to give effect to the return of capital and special dividend distributions paid by the Corporation. The Plan provides that one-fifth of the options granted become exercisable on each of the first five anniversaries of the date of grant.

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

                                                                  2002              2001           2000
                                                                  (In thousands, except per share data)
    Net earnings                   As reported                  $1,513            $1,134         $1,084
                                                                 =====             =====          =====

                                     Pro-forma                  $1,511            $1,111         $1,032
                                                                 =====             =====          =====

    Earnings per share
      Basic                        As reported                   $1.00              $.75           $.70
                                                                  ====               ===            ===

                                     Pro-forma                   $1.00              $.73           $.67
                                                                  ====               ===            ===

      Diluted                      As reported                    $.97              $.73           $.70
                                                                   ===               ===            ===

                                     Pro-forma                    $.97              $.71           $.67
                                                                   ===               ===            ===

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE K - STOCK OPTION PLAN (continued)

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants during fiscal 2001 and 1996: dividend yield of 4.9% and 2.2%, respectively; expected volatility of 20.0% for both years; a risk-free interest rate of 5.0% and 5.5%, respectively; and an expected life of ten years for all grants.

    A summary of the status of the Corporation's Plan as of June 30, 2002, 2001 and 2000, and changes during the periods ending on those dates is presented below:

                                                      2002                    2001                   2000
                                                         Weighted-                 Weighted-             Weighted-
                                                          average                   average               average
                                                         exercise                  exercise              exercise
                                               Shares      price       Shares        price     Shares      price
    Outstanding at beginning of year          226,672     $7.70       164,557       $10.08    170,627      $10.08
    Adjustment for special dividend
      distributions                                -          -        52,115        (2.44)        -            -
    Granted                                        -          -        10,000         8.75         -            -
    Exercised                                 (13,757)     7.64            -            -      (6,070)      10.08
    Forfeited                                      -          -            -            -          -            -
                                              -------      ----       -------        -----    -------       -----

    Outstanding at end of year                212,915     $7.69       226,672       $ 7.70    164,557      $10.08
                                              =======      ====       =======        =====    =======       =====

    Options exercisable at year-end           204,915     $7.65       216,672       $ 7.64    125,052      $10.08
                                              =======      ====       =======        =====    =======       =====

    Weighted-average fair value of
      options granted during the year                     $   -                     $ 1.34                 $    -
                                                           =====                     =====                  =====

    The following information applies to options outstanding at June 30, 2002:

    Number outstanding                                                 212,915
    Range of exercise prices                                     $7.64 - $8.75
    Weighted-average exercise price                                      $7.69
    Weighted-average remaining contractual life                      3.9 years

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE L - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.

    The following condensed financial statements summarize the financial position of the Corporation as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the fiscal years ended June 30, 2002, 2001 and 2000.

                               ASB FINANCIAL CORP.

                        STATEMENTS OF FINANCIAL CONDITION
                             June 30, 2002 and 2001
                                 (In thousands)
     ASSETS                                                                              2002             2001
    Interest-bearing deposits in American Savings Bank, fsb                           $   678          $   568
    Interest-bearing deposits in other financial institutions                             500              500
    Investment securities                                                               1,218            1,211
    Loans receivable                                                                      338              489
    Loan receivable from ESOP                                                             259              399
    Investment in American Savings Bank, fsb                                           14,265           12,477
    Prepaid expenses and other                                                             95              145
                                                                                       ------           ------

          Total assets                                                                $17,353          $15,789
                                                                                       ======           ======

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Checks issued in excess of bank balance                                           $ 1,625          $ 1,033
    Dividends payable                                                                     198              185
    Other liabilities                                                                      53               53
    Deferred federal income taxes                                                          23               15
                                                                                       ------           ------
          Total liabilities                                                             1,899            1,286

    Shareholders' equity
      Common stock and additional paid-in capital                                       8,619            8,482
      Retained earnings                                                                 9,152            8,393
      Shares acquired by stock benefit plans                                             (537)            (781)
      Treasury shares                                                                  (2,630)          (2,370)
      Unrealized gains on securities designated as available for sale, net                850              779
                                                                                       ------           ------
          Total shareholders' equity                                                   15,454           14,503
                                                                                       ------           ------

          Total liabilities and shareholders' equity                                  $17,353          $15,789
                                                                                       ======           ======

                               ASB FINANCIAL CORP.

                             STATEMENTS OF EARNINGS
                     Year ended June 30, 2002, 2001 and 2000
                                 (In thousands)
                                                                              2002           2001         2000
    Revenue
      Interest income                                                       $  185         $  170       $   82
      Equity in earnings of American Savings Bank, fsb                       1,458          1,157        1,171
                                                                             -----          -----        -----
          Total revenue                                                      1,643          1,327        1,253

    General and administrative expenses                                        101            188          225
                                                                             -----          -----        -----

    Earnings before income taxes (credits)                                   1,542          1,139        1,028

    Federal income taxes (credits)                                              29              5          (56)
                                                                             -----          -----        -----

          NET EARNINGS                                                      $1,513         $1,134       $1,084
                                                                             =====          =====        =====

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE L - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP. (continued)

                               ASB FINANCIAL CORP.

                            STATEMENTS OF CASH FLOWS
                     Year ended June 30, 2002, 2001 and 2000
                                 (In thousands)
                                                                              2002           2001         2000
    Cash provided by (used in) operating activities:
      Net earnings for the year                                             $1,513         $1,134       $1,084
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities:
        Amortization of premiums and discounts on loans
          and investment securities - net                                       (2)             3           -
        (Undistributed earnings of) excess of distributions
          from consolidated subsidiary                                      (1,458)        (1,157)       1,828
        Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets                                     50             27          104
          Deferred federal income taxes                                         (1)           (20)          -
          Other liabilities                                                     13             65            8
                                                                             -----          -----        -----
          Net cash provided by operating activities                            115             52        3,024

    Cash flows provided by (used in) investing activities:
      Proceeds from repayment of loan                                          140            140          140
      Proceeds from return of capital on investment securities                  21             -            -
      Loan principal repayments                                                151             11           -
      Loan disbursements                                                        -            (500)          -
                                                                             -----          -----        -----
          Net cash provided by (used in) investing activities                  312           (349)         140

    Cash flows provided by (used in) financing activities:
      Checks issued in excess of bank balance                                  592          1,033           -
      Proceeds from exercise of stock options                                  105             -            61
      Payment of dividends on common stock                                    (754)          (611)      (2,123)
      Purchase of treasury shares                                             (260)          (278)        (949)
                                                                             -----          -----        -----
          Net cash provided by (used in) financing activities                 (317)           144       (3,011)
                                                                             -----          -----        -----

    Net increase (decrease) in cash and cash equivalents                       110           (153)         153

    Cash and cash equivalents at beginning of year                           1,068          1,221        1,068
                                                                             -----          -----        -----

    Cash and cash equivalents at end of year                                $1,178         $1,068       $1,221
                                                                             =====          =====        =====

    Supplemental disclosure of cash flow information:
      Dividend received from subsidiary in the form of
        investment securities designated as available for sale              $   -          $   -        $1,000
                                                                             =====          =====        =====

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


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


NOTE M - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the Corporation's quarterly results for the fiscal years ended June 30, 2002 and 2001. Certain amounts, as previously reported, have been reclassified to conform to the 2002 presentation.

                                                                        Three Months Ended
                                                   September 30,      December 31,      March 31,     June 30,
    2002:                                                   (In thousands, except per share data)
    Total interest income                                 $2,571            $2,360         $2,316       $2,296
    Total interest expense                                 1,552             1,334          1,117        1,047
                                                           -----             -----          -----        -----

    Net interest income                                    1,019             1,026          1,199        1,249
    Provision for losses on loans                             -                 22             23           25
    Other income                                             123               147            103          113
    General, administrative and other expense                750               702            800          825
                                                           -----             -----          -----        -----

    Earnings before income taxes and
      extraordinary item                                     392               449            479          512
    Federal income taxes                                     109               136            150          153
                                                           -----             -----          -----        -----

    Net earnings before extraordinary item                   283               313            329          359
    Extraordinary item - negative goodwill arising
      from Waverly acquisition - net of tax                   -                 -              -           229
                                                           -----             -----          -----        -----

    Net earnings                                          $  283            $  313         $  329       $  588
                                                           =====             =====          =====        =====


    Earnings per share
      Basic                                                 $.19              $.21           $.21         $.39
                                                             ===               ===            ===          ===

      Diluted                                               $.18              $.21           $.21         $.37
                                                             ===               ===            ===          ===

                               ASB FINANCIAL CORP.

                          June 30, 2002, 2001 and 2000


NOTE M - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)

                                                                        Three Months Ended
                                                   September 30,      December 31,      March 31,     June 30,
    2001:                                                   (In thousands, except per share data)
    Total interest income                                 $2,548            $2,577         $2,590       $2,547
    Total interest expense                                 1,569             1,653          1,605        1,552
                                                           -----             -----          -----        -----

    Net interest income                                      979               924            985          995
    Provision for losses on loans                             -                 -               1           -
    Other income                                             107               125            129          134
    General, administrative and other expense                701               690            722          670
                                                           -----             -----          -----        -----

    Earnings before income taxes                             385               359            391          459
    Federal income taxes                                     107                98            107          148
                                                           -----             -----          -----        -----

    Net earnings                                          $  278            $  261         $  284       $  311
                                                           =====             =====          =====        =====

    Earnings per share
      Basic                                                 $.18              $.18           $.19         $.20
                                                             ===               ===            ===          ===

      Diluted                                               $.18              $.17           $.18         $.20
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

Gerald R. Jenkins                                      Director
Retired President and Chief Executive Officer
American Savings Bank, fsb

William J. Burke                                       Director
Director and Chief Executive Officer
OSCO Industries, Inc.

Lee O. Fitch                                           Director
Shareholder and Director
Miller, Searl & Fitch, L.P.A.

Louis M. Schoettle, M.D.                               Director
Physician
Retired

Jack A. Stephenson                                     Vice President
Vice President
American Savings Bank, fsb

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

                         Illinois Stock Transfer Company
                           209 West Jackson Boulevard
                                    Suite 903
                          Chicago, Illinois 60606-6905
                                  (312)427-2953


                                 ANNUAL MEETING

==============================================================================

The Annual Meeting of Shareholders of ASB Financial Corp. will be held on October 23, 2002, at 11:00 a.m., Eastern Time, at the Shawnee State Park Resort and Conference Center, 4404B State Route 125, West Portsmouth, Ohio 45663. Shareholders are cordially invited to attend.


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