Form 10KSB, Exhibit 13
period 2003-06-30
ASB FINANCIAL CORP /OH
filed 2003-09-29
CIK 944304

Exhibit 13

                                     ASB
                                  FINANCIAL
                                    CORP.




                                    2003
                                   ANNUAL
                                   REPORT
                                     TO
                                SHAREHOLDERS

Dear Fellow Shareholder:

We are pleased to present ASB Financial Corp.'s Annual Report to
Shareholders covering the fiscal year ended June 30, 2003. Our total assets grew during fiscal 2003 to $152.8 million, a record level for your Corporation. Similarly, our loan and deposit portfolios also attained record levels at $115.0 million and $130.8 million, respectively.

The adherence to our operating plan, along with the June 2002 acquisition of the Waverly Building and Loan Company, culminated in a year of record earnings performance for ASB Financial during fiscal 2003. Net earnings for the fiscal year ended June 30, 2003, totaled $2.1 million, or $1.30 per diluted share, which represents an increase of $548,000, or 36.2%, compared to net earnings reported for fiscal 2002.

The increase in net earnings for the fiscal year ended June 30, 2003 was due primarily to a $1.2 million, or 26.6%, increase in net interest income and a $259,000 increase in other income, which were partially offset by a $200,000, or 6.5%, increase in general, administrative and other expense, a $179,000 increase in provision for losses on loans, and a $298,000 increase in the provision for federal income taxes. Earnings per share increased by 34.0% through a combination of increased earnings and the effects of a continuation of the share repurchase plan during fiscal 2003. Additionally, for the fourth straight year, the Company has increased its quarterly dividend by $.01 per share to $.14, reflecting a 7.7% increase in dividends paid to our shareholders.

The Board and management of your Corporation determined that ASB Financial had more capital than we could effectively utilize in the near future. Since dividends are another method of rewarding our shareholders, your Corporation declared and paid a $1.00 per share special dividend on April 30, 2003. Our earnings performance and dividend strategy have served us well, as ASB Financial's stock price has outperformed most of our peers during the past year.

As always, we remain committed to maximizing the return on your investment and thank you for your continued support of ASB Financial Corp.

Very truly yours,

ASB Financial Corp.


/s/ Robert M. Smith


Robert M. Smith
President

                       BUSINESS OF ASB FINANCIAL CORP.

=============================================================================

ASB Financial Corp. ("ASB" or the "Corporation"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of American Savings Bank, fsb ("American" or the "Savings Bank"), a federal savings bank. ASB was formed in 1995 in connection with the conversion of American from a mutual savings association to a stock savings association (the "Conversion") which was completed in May 1995. Other than investing excess funds from the Conversion in investment securities, ASB's activities have been limited primarily to holding the common shares of American.

Serving the Portsmouth, Ohio, area since 1892, American conducts business from its main office at 503 Chillicothe Street in Portsmouth, Ohio and a branch office at 118 North Market Street in Waverly, Ohio. The principal business of American is the origination of loans secured by one- to four-family residential real estate located in American's primary market area, which consists of the Cities of Portsmouth and Waverly and contiguous areas of Scioto County and Pike County, Ohio. American also originates loans secured by multifamily residences (over four units) and nonresidential real estate and purchases interests in loans originated by other lenders secured by multifamily real estate and nonresidential real estate located outside of American's primary market area. In addition to real estate lending, American invests in mortgage-backed securities, U.S. Government and agency obligations and other investments. Funds for lending and other investment activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), and from borrowings from the Federal Home Loan Bank (the "FHLB") of Cincinnati.

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

ASB's office is located at 503 Chillicothe Street, Portsmouth, Ohio 45662. The telephone number is (740) 354-3177.

                            MARKET PRICE OF ASB'S
                COMMON SHARES AND RELATED SHAREHOLDER MATTERS

=============================================================================

There were 1,655,497 common shares of ASB outstanding on September 8, 2003, held of record by approximately 750 shareholders. Price information for ASB's common shares is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "ASBP."

The table below sets forth the high and low closing prices for the common shares of ASB, as quoted by Nasdaq, together with dividends declared per share, for each quarter of fiscal 2003 and 2002.


                                                      Cash dividends
Quarter ended            High close     Low close        declared

Fiscal 2003
  September 30, 2002       $11.59        $10.70           $0.13
  December 31, 2002        $14.90        $10.70           $0.13
  March 31, 2003           $17.50        $14.25           $0.13
  June 30, 2003            $17.25        $14.05           $1.14

Fiscal 2002
  September 30, 2001       $10.98        $10.00           $0.12
  December 31, 2001        $10.96        $ 9.51           $0.12
  March 31, 2002           $10.85        $10.02           $0.12
  June 30, 2002            $11.61        $10.25           $0.13

The income of ASB on an unconsolidated basis consists of interest and dividends on investment and mortgage-backed and related securities and dividends which may periodically be paid on the common shares of American held by ASB. In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, American is not permitted to pay a cash dividend on its common shares if American's regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the Conversion or applicable regulatory capital requirements prescribed by the OTS.

                            SELECTED CONSOLIDATED
                    FINANCIAL INFORMATION AND OTHER DATA

=============================================================================

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding ASB at the dates and for the periods indicated.


Selected consolidated financial                                                       At June 30,
condition data:                                                   2003        2002        2001        2000        1999
                                                                                     (In thousands)

Total amount of:
  Assets                                                        $152,755    $148,272    $140,987    $131,898    $123,248
  Cash and cash equivalents (1)                                    7,610       7,704       4,649       5,069       7,566
  Certificates of deposit in other financial institutions            173         100           -           -         293
  Investment securities available for sale - at market            13,005      20,866      20,772      19,127      19,387
  Mortgage-backed securities available for sale - at market       12,130       7,091       8,716       8,616      10,232
  Loans receivable - net                                         114,974     109,015     103,308      94,744      82,430
  Deposits                                                       130,780     126,872     120,725     110,007     100,954
  Advances from the FHLB                                           4,188       4,223       4,257       7,790       5,823
  Shareholders' equity, restricted                                16,359      15,454      14,503      12,581      15,040

--------------------
<F1>  Consists of cash and due from banks and interest-bearing deposits in other financial institutions.


Selected consolidated operating                                       Year ended June 30,
data:                                                     2003      2002       2001      2000      1999
                                                             (In thousands, except per share data)

Interest income                                         $9,576    $9,543    $10,262    $9,257    $8,580
Interest expense                                         3,888     5,050      6,379     5,427     5,112
                                                        ------    ------    -------    ------    ------
Net interest income                                      5,688     4,493      3,883     3,830     3,468
Provision for (recoveries of) losses on loans              249        70          1         1        (1)
                                                        ------    ------    -------    ------    ------
Net interest income after provision for (recoveries
 of) losses on loans                                     5,439     4,423      3,882     3,829     3,469
Other income                                               745       486        495       354       330
General, administrative and other expense                3,277     3,077      2,783     2,673     2,286
                                                        ------    ------    -------    ------    ------
Earnings before income taxes and extraordinary
 item                                                    2,907     1,832      1,594     1,510     1,513
Federal income taxes                                       846       548        460       426       433
                                                        ------    ------    -------    ------    ------
Earnings before extraordinary item                       2,061     1,284      1,134     1,084     1,080
Extraordinary item - negative goodwill arising from
 Waverly acquisition - net of tax                            -       229          -         -         -
                                                        ------    ------    -------    ------    ------
Net earnings                                            $2,061    $1,513    $ 1,134    $1,084    $1,080
                                                        ======    ======    =======    ======    ======

Earnings per share
  Basic                                                 $ 1.32    $ 1.00    $   .75    $  .70    $  .68
                                                        ======    ======    =======    ======    ======
  Diluted                                               $ 1.30    $  .97    $   .73    $  .70    $  .67
                                                        ======    ======    =======    ======    ======


                                                                       Year ended June 30,
Selected financial ratios:                                2003      2002       2001      2000      1999

Return on average assets                                  1.36%     1.06%       .83%      .86%      .90%
Average interest rate spread during period                3.50      2.84       2.46      2.74       2.54
Net interest margin                                       3.81      3.23       2.94      3.15       3.04
Return on average equity                                 12.61     11.48       8.22      8.21       7.22
Equity to total assets at end of period                  10.71     10.42      10.29      9.54      12.20
Average interest-earning assets to average interest-
 bearing liabilities                                    112.16    110.90     109.93    109.25     111.02
Net interest income to general, administrative and
 other expense                                          173.57    146.02     139.53    143.28     151.71
General, administrative and other expense to average
 total assets                                             2.16      2.16       2.05      2.13       1.91
Nonperforming assets to total assets                       .80       .48        .44       .21        .31
Loan loss allowance to nonperforming loans               82.77    120.93     115.37    257.30     193.40
Dividend payout ratio                                   115.91     49.00      60.00    201.43      58.82

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

=============================================================================

                                   GENERAL

-----------------------------------------------------------------------------

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


                       CHANGES IN FINANCIAL CONDITION
                     FROM JUNE 30, 2002 TO JUNE 30, 2003

-----------------------------------------------------------------------------

ASB's total assets amounted to $152.8 million at June 30, 2003, an increase of $4.5 million, or 3.0%, over 2002 levels. The increase in assets was comprised primarily of a $6.0 million increase in loans and a $5.0 million increase in mortgage-backed securities, which were partially offset by a $7.9 million decrease in investment securities. The increase in assets was funded by growth in deposits of $3.9 million and an increase in shareholders' equity of $905,000.

Cash and interest-bearing deposits totaled $7.6 million at June 30, 2003, a decrease of $94,000, or 1.2%, from 2002 levels. Investment securities totaled $13.0 million at June 30, 2003, a decrease of $7.9 million, or 37.7%, compared to the balance at June 30, 2002. Mortgage-backed securities totaled $12.1 million at June 30, 2003, an increase of $5.0 million, or 71.1%, year to year. During fiscal 2003, purchases of investment and mortgage-backed securities totaling $27.5 million were more than offset by maturities, sales and principal repayments of securities totaling $29.8 million.

Loans receivable increased by $6.0 million, or 5.5%, to a total of $115.0 million at June 30, 2003, compared to $109.0 million at June 30, 2002. Loan disbursements of $42.8 million and purchases of $2.8 million exceeded principal repayments of $39.3 million during fiscal 2003. The volume of loan disbursements and purchases in fiscal 2003 exceeded that of fiscal 2002 by $9.0 million, or 26.2%. Growth in loans secured by residential real estate totaled $6.6 million, or 8.8%, and growth in loans secured by nonresidential real estate totaled $3.2 million, or 25.8%, while the consumer loan portfolio decreased by $4.2 million, or 21.5%, year to year.

At June 30, 2003, American's allowance for loan losses was $1.0 million, representing .86% of total loans and 82.77% of nonperforming loans. At June 30, 2002, American's allowance for loan losses was $855,000, representing ..77% of total loans and 120.9% of nonperforming loans. Nonperforming loans totaled $1.2 million and $707,000 at June 30, 2003 and 2002, respectively. At June 30, 2003, nonperforming loans were comprised of $924,000 of loans secured by one- to four-family residential real estate, $150,000 of commercial loans and $145,000 of consumer and other loans. Management believes that American's nonperforming loans are adequately collateralized and anticipates no loss on such loans. Although management believes that its allowance for loan losses at June 30, 2003, was adequate based on the available facts and circumstances, there can be no assurances that additions to the allowance will not be necessary in future periods, which could adversely affect ASB's results of operations.

Deposits increased by $3.9 million, or 3.1%, to a total of $130.8 million at June 30, 2003. The increase in deposits consisted primarily of an $8.4 million increase in money market deposit accounts, which was partially offset by a $4.7 million decrease in certificates of deposit year to year. Growth in deposits was generally used to fund new loan originations.

Shareholders' equity totaled $16.4 million at June 30, 2003, an increase of $905,000, or 5.9%, over June 30, 2002 levels. The increase resulted primarily from net earnings of $2.1 million, proceeds from stock option exercises of $1.2 million and the effects of $312,000 of amortization related to stock benefit plans, which were partially offset by dividends paid of $2.4 million, a $177,000 decrease in unrealized gains on available for sale securities and treasury stock purchases of $76,000. During fiscal 2003, the Corporation paid quarterly dividends totaling $.53 per share and a special dividend of $1.00 per share.


                       COMPARISON OF OPERATING RESULTS
                 FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

-----------------------------------------------------------------------------

General. Net earnings amounted to $2.1 million for the fiscal year ended June 30, 2003, an increase of $548,000, or 36.2%, over fiscal 2002. The increase in earnings resulted primarily from a $1.2 million increase in net interest income and a $259,000 increase in other income, which were partially offset by a $179,000 increase in the provision for losses on loans, a $200,000 increase in general, administrative and other expense, a $298,000 increase in the provision for federal income taxes and the nonrecurring effects of the 2002 recognition of after-tax negative goodwill resulting from the Waverly acquisition totaling $229,000. The level of income and expense for 2003 includes the effects of the acquisition of Waverly, which was acquired in June 2002 in a transaction accounted for using the purchase method of accounting.

Net Interest Income. Total interest income was $9.6 million for the fiscal year ended June 30, 2003, an increase of $33,000, or .3%, over fiscal 2002. Interest income on loans totaled $8.2 million in fiscal 2003, an increase of $330,000, or 4.2%. This increase was due primarily to a $7.4 million, or 7.0%, increase in the weighted-average balance of loans outstanding, which was partially offset by a 19 basis point decrease in the average yield, to 7.26% for the fiscal year ended June 30, 2003. Interest income on mortgage-backed securities decreased by $29,000, or 7.0%, as a result of a 204 basis point decrease in the average yield, which was partially offset by a $2.9 million, or 41.5%, increase in the weighted-average balance outstanding year to year. Interest income on investment securities and interest-bearing deposits decreased by $268,000, or 21.8%, due primarily to a 103 basis point decrease in the average yield, to 3.71% for fiscal 2003.

Interest expense totaled $3.9 million for the fiscal year ended June 30, 2003, a decrease of $1.2 million, or 23.0%, from the $5.1 million total recorded in fiscal 2002. Interest expense on deposits decreased by $1.1 million, or 22.6%, due primarily to a 113 basis point decrease in the weighted-average cost of deposits, to 2.97% for fiscal 2003, which was partially offset by an $8.4 million, or 7.0%, increase in the weighted-average balance outstanding year to year. Interest expense on borrowings decreased by $48,000, or 40.3%, due primarily to a 73 basis point decrease in the average cost of borrowings, to 1.63% in fiscal 2003 and a

$685,000, or 13.6%, decrease in the weighted-average balance outstanding year to year. Decreases in the average yields on interest-earning assets and the average costs of interest-bearing liabilities were due primarily to the overall decrease in interest rates in the economy.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.2 million, or 26.6%, to a total of $5.7 million for the fiscal year ended June 30, 2003, compared to $4.5 million in fiscal 2002. The interest rate spread increased by 66 basis points to 3.50% in fiscal 2003 from 2.84% in fiscal 2002, and the net interest margin increased by 58 basis points to 3.81% in fiscal 2003 from 3.23% in fiscal 2002.

Provision for Losses on Loans. American charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to American's market area, and other factors related to the collectibility of American's loan portfolio. As a result of such analysis, management recorded a $249,000 provision for losses on loans during the fiscal year ended June 30, 2003, an increase of $179,000, or 255.7%, over fiscal 2002. The fiscal 2003 provision was predicated primarily upon the growth in loans, the increase in nonperforming loans and the level of loan charge-offs during the period. There can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $745,000 for the fiscal year ended June 30, 2003, an increase of $259,000, or 53.3%, over the $486,000 recorded in fiscal 2002. The increase resulted from a $125,000 increase in gain on sale of investment securities year to year and an increase of $134,000, or 29.5%, in other operating income. The increase in other operating income was comprised primarily of increases in fees on loans and deposits transactions.

General, Administrative and Other Expense. General, administrative and other expense totaled $3.3 million for the fiscal year ended June 30, 2003, an increase of $200,000, or 6.5%, over the total recorded in fiscal 2002. The increase resulted primarily from increases of $149,000, or 9.5%, in employee compensation and benefits, $15,000, or 3.8%, in data processing costs, $10,000, or 1.2%, in other operating expense, and $18,000, or 16.2%, in franchise taxes. The increase in employee compensation and benefits was due primarily to the addition of five employees at the new Waverly office and normal merit increases, which were partially offset by a $45,000 decline in expense related to stock benefit plans and an increase in deferred loan costs associated with the increase in lending volume year to year. The increase in data processing was due primarily to advanced system upgrades, as well as increased costs related to American's growth in loans and deposits. The increase in franchise taxes was due primarily to growth in equity year to year. The increase in other operating expense was due primarily to increased expense associated with the debit card program and pro-rata increases in operating costs due to the Corporation's overall growth year to year.

Federal Income Taxes. The provision for federal income taxes totaled $846,000 for the fiscal year ended June 30, 2003, an increase of $298,000, or 54.4%, over the $548,000 recorded in fiscal 2002. The increase was due primarily to the $1.1 million, or 58.7%, increase in pre-tax earnings, which was partially offset by a $100,000 new markets tax credit. ASB's effective tax rates were 29.1% and 29.9% for the fiscal years ended June 30, 2003 and 2002, respectively.

                       COMPARISON OF OPERATING RESULTS
                 FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

-----------------------------------------------------------------------------

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

Net Interest Income. Total interest income was $9.5 million for the fiscal year ended June 30, 2002, a decrease of $719,000, or 7.0%, from fiscal 2001. Interest income on loans totaled $7.9 million in fiscal 2002, a decrease of $268,000, or 3.3%. This decrease was due primarily to an 83 basis point decrease in the average yield year to year, which was partially offset by a $7.3 million, or 7.4%, increase in the weighted-average balance of loans outstanding. Interest income on mortgage-backed securities decreased by $143,000, or 25.7%, as a result of a $1.4 million, or 16.7%, decrease in the weighted-average balance outstanding, and a 72 basis point decrease in yield year to year. Interest income on investment securities and interest-bearing deposits decreased by $308,000, or 20.0%, due primarily to a 135 basis point decrease in the average yield, which was partially offset by a $686,000, or 2.7%, increase in the weighted-average balance outstanding year to year.

Interest expense totaled $5.1 million for the fiscal year ended June 30, 2002, a decrease of $1.3 million, or 20.8%, from the $6.4 million total recorded in fiscal 2001. Interest expense on deposits decreased by $1.1 million, or 18.3%, due primarily to a 114 basis point decrease in the weighted-average cost of deposits, which was partially offset by a $5.1 million, or 4.4%, increase in the weighted-average balance outstanding year to year. Interest expense on borrowings decreased by $227,000, or 65.6%, due primarily to a 427 basis point decrease in the average cost of borrowings, to 2.36% in fiscal 2002. Decreases in the average yields on interest-earning assets and the average costs of interest-bearing liabilities were due primarily to the overall decline in interest rates in the economy during 2001. This low interest rate environment continued through the first six months of 2002.

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

General, Administrative and Other Expense. General, administrative and other expense totaled $3.1 million for the fiscal year ended June 30, 2002, an increase of $294,000, or 10.6%, over the total recorded in fiscal 2001. The increase resulted primarily from increases of $68,000, or 4.5%, in employee compensation and benefits, $47,000, or 13.5%, in data processing costs and $225,000, or 40.3%, in other operating expense, which were partially offset by a decrease of $55,000, or 33.1%, in franchise taxes. The increase in employee compensation and benefits was due primarily to normal merit increases, which were partially offset by a decrease in expense related to stock benefit plans year to year. The increase in data processing was due primarily to costs related to enhanced computer programs for item-processing and advanced system upgrades, as well as increased costs related to American's overall growth year to year. The increase in other operating expense was due primarily to expense related to the Savings Bank's investment in a low income housing project, as well as increased expense associated with the debit card program, increased professional fees associated with the acquisition of Waverly and pro-rata increases in operating costs due to the Corporation's overall growth year to year. The decrease in franchise taxes was due primarily to refund claims on prior year tax filings.

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

                AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

-----------------------------------------------------------------------------

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


                                                                       Year ended June 30,
                                               2003                              2002                              2001
                                 Average     Interest              Average     Interest              Average     Interest
                               outstanding    earned/   Yield/   outstanding    earned/   Yield/   outstanding    earned/   Yield/
                                 balance       paid      rate      balance       paid      rate      balance       paid      rate
                                                                        (Dollars in thousands)

Interest-earning assets:
  Loans receivable               $113,396     $8,231     7.26%     $106,024     $7,901     7.45%     $ 98,713     $8,169     8.28%
  Mortgage-backed
   securities                       9,828        384     3.91         6,947        413     5.95         8,338        556     6.67
  Investment securities and
   other interest-earning
   assets                          25,929        961     3.71        25,930      1,229     4.74        25,244      1,537     6.09
                                 --------     ------   ------      --------     ------   ------      --------     ------   ------

    Total interest-earning
     assets                       149,153      9,576     6.42       138,901      9,543     6.87       132,295     10,262     7.76

Non-interest-earning assets         2,219                             3,728                             3,780
                                 --------                          --------                          --------

Total assets                     $151,372                          $142,629                          $136,075
                                 ========                          ========                          ========

Interest-bearing liabilities:
  Deposits                       $128,626      3,817     2.97      $120,212      4,931     4.10      $115,126      6,033     5.24
  Borrowings                        4,354         71     1.63         5,039        119     2.36         5,217        346     6.63
                                 --------     ------   ------      --------     ------   ------      --------     ------   ------
    Total interest-bearing
     liabilities                  132,980      3,888     2.92       125,251      5,050     4.03       120,343      6,379     5.30
                                              ------   ------                   ------   ------                   ------   ------

Non-interest-bearing
 liabilities                                   2,051                             4,199                             1,933
                                              ------                            ------                            ------

    Total liabilities             135,031                           129,450                           122,276

Shareholders' equity               16,341                            13,179                            13,799
                                 --------                          --------                          --------

    Total liabilities and
     shareholders' equity        $151,372                          $142,629                          $136,075
                                 ========                          ========                          ========

Net interest income                           $5,688                            $4,493                            $3,883
                                              ======                            ======                            ======

Interest rate spread                                     3.50%                             2.84%                             2.46%
                                                       ======                            ======                            ======

Net interest margin (net
 interest income as a
 percent of average
 interest-earning assets)                                3.81%                             3.23%                             2.94%
                                                       ======                            ======                            ======

Average interest-earning
 assets to average interest-
 bearing liabilities                                   112.16%                           110.90%                           109.93%
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


                                                                Year ended June 30,
                                                   2003 vs. 2002                  2002 vs. 2001
                                                 Increase                        Increase
                                                (decrease)                      (decrease)
                                                  due to                          due to
                                            Volume      Rate      Total     Volume      Rate      Total
                                                                   (In thousands)

Interest-earning assets:
  Loans receivable                           $579     $ (249)    $  330      $582     $ (850)    $ (268)
  Mortgage-backed securities                  181       (210)       (29)      (87)       (56)      (143)
  Investment securities and interest -
   bearing assets                               -       (268)      (268)       40       (348)      (308)
                                             ----     ------     ------      ----     ------     ------

      Total interest-earning assets           760       (727)        33       535     (1,254)      (719)
                                             ----     ------     ------      ----     ------     ------

Interest-bearing liabilities:
  Deposits                                    378     (1,492)    (1,114)      257     (1,359)    (1,102)
  Borrowings                                  (16)       (32)       (48)      (11)      (216)      (227)
                                             ----     ------     ------      ----     ------     ------

      Total interest-bearing liabilities      362     (1,524)    (1,162)      246     (1,575)    (1,329)
                                             ----     ------     ------      ----     ------     ------

      Increase in net interest income                            $1,195                          $  610
                                                                 ======                          ======

                       ASSET AND LIABILITY MANAGEMENT

-----------------------------------------------------------------------------

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

The following table presents, at June 30, 2003 and 2002, an analysis of the interest rate risk of American, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis point movements in market interest rates. Decreases of greater than 100 basis points are not presented at June 30, 2003 and 2002, due to the low interest rate environment in existence at those dates.


                                               At June 30, 2003            At June 30, 2002
                                           NPV as a % of               NPV as a % of
Changes in interest rate    Board limit     PV of Assets    Change      PV of Assets    Change
     (basis points)          % changes         Ratio        in NPV         Ratio        in NPV

          +300                 (6)%             9.26%       (256)bp        8.61%        (377)bp
          +200                 (6)             10.45        (137)         10.01         (237)
          +100                 (6)             11.42         (40)         11.35         (103)
             -                  -              11.82           -          12.38            -
          -100                  6              11.60         (22)         12.55           17

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

If interest rates rise from current levels, American's net interest income could be negatively affected. Moreover, rising interest rates could negatively affect American's earnings due to diminished loan demand.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they do not all reprice simultaneously and they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind such changes. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal from certificates could deviate significantly from those assumed in calculating the table.

                       LIQUIDITY AND CAPITAL RESOURCES

-----------------------------------------------------------------------------

Liquidity refers to the ability of an institution to generate sufficient cash to fund current loan demand, meet deposit withdrawals and pay operating expenses. Liquidity is influenced by financial market conditions, fluctuations in interest rates, general economic conditions and regulatory requirements. ASB's liquidity, primarily represented by cash and cash equivalents and investment securities available for sale, is a result of the operating, investing and financing activities of American. These activities are summarized below on a consolidated basis for the years ended June 30, 2003, 2002, and 2001:


                                                              Year ended June 30,
                                                           2003       2002      2001
                                                                 (In thousands)

Net cash from operating activities                        $2,229     $1,932    $1,536
Net cash from investing activities                        (4,828)       647    (8,250)
Net cash from financing activities                         2,505        476     6,294
                                                          ------     ------    ------
Net change in cash and cash equivalents                      (94)     3,055      (420)
Cash and cash equivalents at the beginning of the year     7,704      4,649     5,069
                                                          ------     ------    ------
Cash and cash equivalents at the end of the year          $7,610     $7,704    $4,649
                                                          ======     ======    ======

At June 30, 2003, American had outstanding commitments of approximately $2.0 million to originate loans. Additionally, American was obligated under unused lines and letters of credit totaling $7.0 million. In the opinion of management, all loan commitments had interest rates which equaled or exceeded market interest rates as of June 30, 2003, and will be funded from existing excess liquidity and normal cash flow from operations.

American is required by OTS regulations to maintain specified minimum amounts of capital. At June 30, 2003, American exceeded all applicable minimum capital requirements. The following table sets forth the amount and percentage level of American's regulatory capital at June 30, 2003, and the minimum requirement amounts. Tangible and core capital are reflected as a percentage of adjusted total assets. Risk-based (or total) capital, which consists of core and supplementary capital, is reflected as a percentage of risk-weighted assets. American meets the definition of a "well capitalized" institution under OTS regulations.


                                    June 30, 2003
                                                                      Excess of
                                                                 regulatory capital
                           Regulatory            Current            over current
                            capital            requirement           requirement
                       -----------------    -----------------    ------------------
                       Amount    Percent    Amount    Percent    Amount     Percent
                                          (Dollars in thousands)

Tangible capital      $12,853      8.6%     $2,260     1.5%      $10,593     7.1%

Core capital          $12,853      8.6%     $6,028     4.0%      $ 6,825     4.6%

Risk-based capital    $14,669     15.8%     $7,422     8.0%      $ 7,247     7.8%

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

                                                [GRANT THORNTON LETTERHEAD]




             REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
ASB Financial Corp.


We have audited the accompanying consolidated statements of financial condition of ASB Financial Corp. as of June 30, 2003 and 2002, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASB Financial Corp. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.


/s/ Grant Thornton LLP

Cincinnati, Ohio
August 12, 2003

                             ASB FINANCIAL CORP.

               CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           June 30, 2003 and 2002
                      (In thousands, except share data)


        ASSETS                                                                  2003         2002

Cash and due from banks                                                     $  2,932     $  1,428
Interest-bearing deposits in other financial institutions                      4,678        6,276
                                                                            --------     --------
      Cash and cash equivalents                                                7,610        7,704

Certificates of deposit in other financial institutions                          173          100
Investment securities available for sale - at market                          13,005       20,866
Mortgage-backed securities available for sale - at market                     12,130        7,091
Loans receivable - net                                                       114,974      109,015
Office premises and equipment - at depreciated cost                            1,829        1,277
Federal Home Loan Bank stock - at cost                                         1,061        1,017
Accrued interest receivable on loans                                             308          216
Accrued interest receivable on mortgage-backed securities                         62           41
Accrued interest receivable on investments and
 interest-bearing deposits                                                       230          293
Prepaid expenses and other assets                                              1,050          646
Prepaid federal income taxes                                                     164            -
Deferred federal income taxes                                                    159            6
                                                                            --------     --------

      Total assets                                                          $152,755     $148,272
                                                                            ========     ========

      LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                    $130,780     $126,872
Advances from the Federal Home Loan Bank                                       4,188        4,223
Advances by borrowers for taxes and insurance                                    177          162
Accrued interest payable                                                          72           85
Other liabilities                                                              1,179        1,307
Accrued federal income taxes                                                       -          169
                                                                            --------     --------
      Total liabilities                                                      136,396      132,818

Commitments                                                                        -            -

Shareholders' equity
  Preferred stock, 1,000,000 shares authorized, no par value;
   no shares issued                                                                -            -
  Common stock, 4,000,000 shares authorized, no par value; 1,905,614 and
   1,760,681 shares issued at June 30, 2003 and 2002, respectively                 -            -
  Additional paid-in capital                                                   9,895        8,619
  Retained earnings, restricted                                                8,782        9,152
  Shares acquired by stock benefit plans                                        (285)        (537)
  Accumulated comprehensive income, unrealized gains on securities
   designated as available for sale, net of related tax effects                  673          850
  Less 243,267 and 232,819 shares of treasury stock at
   June 30, 2003 and 2002, respectively - at cost                             (2,706)      (2,630)
                                                                            --------     --------
      Total shareholders' equity                                              16,359       15,454
                                                                            --------     --------

      Total liabilities and shareholders' equity                            $152,755     $148,272
                                                                            ========     ========


      The accompanying notes are an integral part of these statements.

                             ASB FINANCIAL CORP.

                     CONSOLIDATED STATEMENTS OF EARNINGS

              For the years ended June 30, 2003, 2002 and 2001
                    (In thousands, except per share data)


                                                                 2003       2002        2001

Interest income
  Loans                                                        $8,231     $7,901     $ 8,169
  Mortgage-backed securities                                      384        413         556
  Investment securities                                           936      1,221       1,533
  Interest-bearing deposits and other                              25          8           4
                                                               ------     ------     -------
      Total interest income                                     9,576      9,543      10,262

Interest expense
  Deposits                                                      3,817      4,931       6,033
  Borrowings                                                       71        119         346
                                                               ------     ------     -------
      Total interest expense                                    3,888      5,050       6,379

      Net interest income                                       5,688      4,493       3,883

Provision for losses on loans                                     249         70           1
                                                               ------     ------     -------

      Net interest income after provision
       for losses on loans                                      5,439      4,423       3,882

Other income
  Gain on sale of investment securities                           156         31         117
  Other operating                                                 589        455         378
                                                               ------     ------     -------
      Total other income                                          745        486         495

General, administrative and other expense
  Employee compensation and benefits                            1,725      1,576       1,508
  Occupancy and equipment                                         198        190         178
  Franchise taxes                                                 129        111         166
  Data processing                                                 410        395         348
  Other operating                                                 815        805         583
                                                               ------     ------     -------
      Total general, administrative and other expense           3,277      3,077       2,783
                                                               ------     ------     -------

      Earnings before income taxes and extraordinary item       2,907      1,832       1,594

Federal income taxes
  Current                                                         908        595         494
  Deferred                                                        (62)       (47)        (34)
                                                               ------     ------     -------
      Total federal income taxes                                  846        548         460
                                                               ------     ------     -------

      Earnings before extraordinary item                        2,061      1,284       1,134

Extraordinary item - negative goodwill arising from Waverly
 acquisition - net of tax effects of $118                           -        229           -
                                                               ------     ------     -------

      NET EARNINGS                                             $2,061     $1,513     $ 1,134
                                                               ======     ======     =======

      EARNINGS PER SHARE
        Basic                                                  $ 1.32     $ 1.00     $   .75
                                                               ======     ======     =======

        Diluted                                                $ 1.30     $  .97     $   .73
                                                               ======     ======     =======

      The accompanying notes are an integral part of these statements.

                             ASB FINANCIAL CORP.

               CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

              For the years ended June 30, 2003, 2002 and 2001
                               (In thousands)


                                                                  2003       2002       2001

Net earnings                                                    $2,061     $1,513     $1,134

Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $(38), $47 and $746
   in 2003, 2002 and 2001, respectively                            (74)        91      1,448

Reclassification adjustment for realized gains
 included in earnings, net of taxes of $53, $11 and $40
 in 2003, 2002 and 2001, respectively                             (103)       (20)       (77)
                                                                ------     ------     ------

Comprehensive income                                            $1,884     $1,584     $2,505
                                                                ======     ======     ======

Accumulated comprehensive income                                $  673     $  850     $  779
                                                                ======     ======     ======

      The accompanying notes are an integral part of these statements.

                             ASB FINANCIAL CORP.

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              For the years ended June 30, 2003, 2002 and 2001
                      (In thousands, except share data)


                                                                                            Unrealized gains
                                                                              Shares          (losses) on
                                                   Additional                acquired          securities
                                          Common     paid-in    Retained     by stock         designated as     Treasury
                                           stock     capital    earnings   benefit plans   available for sale     stock     Total

Balance at June 1, 2000                   $  -      $8,454      $7,870      $(1,059)           $  (592)        $(2,092)    $12,581

Amortization of expense related to
 stock benefit plans                         -          28           -          278                  -               -         306
Net earnings for the year ended
 June 30, 2001                               -           -       1,134            -                  -               -       1,134
Cash dividends of $.45 per share             -           -        (611)           -                  -               -        (611)
Purchase of treasury shares - at cost        -           -           -            -                  -            (278)       (278)
Unrealized gains on securities
 designated as available for sale,
 net of related tax effects                  -           -           -            -              1,371               -       1,371
                                          ----      ------      ------      -------            -------         -------     -------

Balance at June 30, 2001                     -       8,482       8,393         (781)               779          (2,370)     14,503

Amortization of expense related to
 stock benefit plans                         -          32           -          244                  -               -         276
Net earnings for the year ended
 June 30, 2002                               -           -       1,513            -                  -               -       1,513
Cash dividends of $.49 per share             -           -        (754)           -                  -               -        (754)
Purchase of treasury shares - at cost        -           -           -            -                  -            (260)       (260)
Issuance of shares under
 stock option plan                           -         105           -            -                  -               -         105
Unrealized gains on securities
 designated as available for sale,
 net of related tax effects                  -           -           -            -                 71               -          71
                                          ----      ------      ------      -------            -------         -------     -------

Balance at June 30, 2002                     -       8,619       9,152         (537)               850          (2,630)     15,454

Amortization of expense related to
 stock benefit plans                         -          60           -          252                  -               -         312
Net earnings for the year ended
 June 30, 2003                               -           -       2,061            -                  -               -       2,061
Cash dividends of $1.53 per share            -           -      (2,431)           -                  -               -      (2,431)
Purchase of treasury shares - at cost        -           -           -            -                  -             (76)        (76)
Issuance of shares under
 stock option plan                           -       1,216           -            -                  -               -       1,216
Unrealized losses on securities
 designated as available for sale,
 net of related tax effects                  -           -           -            -               (177)              -        (177)
                                          ----      ------      ------      -------            -------         -------     -------

Balance at June 30, 2003                  $  -      $9,895      $8,782      $  (285)           $   673         $(2,706)    $16,359
                                          ====      ======      ======      =======            =======         =======     =======

      The accompanying notes are an integral part of these statements.

                             ASB FINANCIAL CORP.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the years ended June 30, 2003, 2002 and 2001
                               (In thousands)


                                                                       2003        2002        2001

Cash flows from operating activities:
  Net earnings for the year                                         $ 2,061     $ 1,513     $ 1,134
  Adjustments to reconcile net earnings to net cash
   from operating activities:
    Amortization of discounts and premiums on loans,
     investments and mortgage-backed securities - net                   614          13          35
    Amortization of deferred loan origination fees                      (62)        (62)        (51)
    Amortization of expense related to stock benefit plans              312         276         306
    Depreciation and amortization                                       127         128         122
    Provision for losses on loans                                       249          70           1
    Gain on sale of investment securities                              (156)        (31)       (117)
    Federal Home Loan Bank stock dividends                              (44)        (44)        (55)
    Loss on sale of real estate acquired through foreclosure              4           -           -
    Increase (decrease) in cash, net of acquisition of Waverly
    Building and Loan Company, due to changes in:
      Accrued interest receivable on loans                              (92)        (35)       (125)
      Accrued interest receivable on mortgage-backed securities         (21)          9           9
      Accrued interest receivable on investments and
       interest-bearing deposits                                         63           6          60
      Prepaid expenses and other assets                                (290)        142         (20)
      Accrued interest payable                                          (13)        (44)        139
      Other liabilities                                                (128)        (52)        (57)
      Federal income taxes
        Current                                                        (333)         90         189
        Deferred                                                        (62)        (47)        (34)
                                                                    -------     -------     -------
          Net cash provided by operating activities                   2,229       1,932       1,536

Cash flows from investing activities:
  Proceeds from maturity of investment securities                    18,229      23,885       7,986
  Proceeds from sale of investment securities                         6,629          31         119
  Purchase of investment securities                                 (17,573)    (23,914)     (7,911)
  Purchase of mortgage-backed securities                             (9,963)     (3,011)     (1,260)
  Principal repayments on mortgage-backed securities                  4,896       4,706       1,480
  Purchase of loans                                                  (2,750)     (2,000)     (2,872)
  Loan principal repayments                                          38,907      34,588      23,005
  Loan disbursements                                                (42,821)    (34,533)    (28,647)
  Purchase of office premises and equipment                            (679)        (11)       (150)
  Proceeds from sale of real estate acquired through foreclosure        370           -           -
  Increase in certificates of deposit in other financial
   institutions - net                                                   (73)          -           -
  Net cash received through acquisition of Waverly Building
   and Loan Company                                                       -         906           -
                                                                    -------     -------     -------
          Net cash provided by (used in) investing activities        (4,828)        647      (8,250)
                                                                    -------     -------     -------

          Net cash provided by (used in) operating and
           investing activities (subtotal carried forward)           (2,599)      2,579      (6,714)
                                                                    -------     -------     -------

                             ASB FINANCIAL CORP.

              For the years ended June 30, 2003, 2002 and 2001
                               (In thousands)


                                                                       2003        2002        2001

Net cash provided by (used in) operating and
           investing activities (subtotal brought forward)          $(2,599)    $ 2,579     $(6,714)

Cash flows from financing activities:
  Net increase in deposit accounts                                    3,816    1,428    10,718
  Proceeds from Federal Home Loan Bank advances                       2,400    8,300    3,000
  Repayment of Federal Home Loan Bank advances                       (2,435)    (8,334)    (6,533)
  Advances by borrowers for taxes and insurance                          15    (9)    (2)
  Proceeds from issuance of shares under stock option plan            1,216    105    -
  Purchase of treasury stock                                            (76)    (260)    (278)
  Dividends paid on common stock                                     (2,431)     (754)     (611)
                                                                    -------     -------     -------
          Net cash provided by financing activities                   2,505     476     6,294
                                                                    -------     -------     -------

Net increase (decrease) in cash and cash equivalents                    (94)    3,055    (420)

Cash and cash equivalents at beginning of year                        7,704    4,649     5,069
                                                                    -------     -------     -------

Cash and cash equivalents at end of year                            $ 7,610     $ 7,704     $ 4,649
                                                                    =======     =======     =======

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                            $   688     $   390     $   435
                                                                    =======     =======     =======

    Interest on deposits and borrowings                             $ 3,781     $ 5,094     $ 6,339
                                                                    =======     =======     =======

Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as
   available for sale, net of related tax effects                   $  (177)    $    71     $ 1,371
                                                                    =======     =======     =======

  Transfers from loans to real estate acquired through
   foreclosure                                                      $   374     $     -     $     -
                                                                    =======     =======     =======

  Fair value of assets received in acquisition of the Waverly
   Building and Loan Company                                        $     -     $ 5,646     $     -
                                                                    =======     =======     =======

      The accompanying notes are an integral part of these statements.

                             ASB FINANCIAL CORP.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        June 30, 2003, 2002 and 2001


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

      Principles of Consolidation
      ---------------------------

      The consolidated financial statements include the accounts of the Corporation, the Savings Bank, ASB Community Development Corporation and A.S.L. Services, Inc., the Savings Bank's wholly-owned subsidiaries. ASB Community Development Corporation was formed in March 2003 for the purpose of participating in a federal program designed to promote lending in new markets, which in turn will provide federal income tax credits to the Savings Bank. All significant intercompany balances and transactions have been eliminated.

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


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

      At June 30, 2003 and 2002, the Corporation had designated all investment and mortgage-backed securities as available for sale.

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

                        June 30, 2003, 2002 and 2001


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Allowance for Loan Losses
      -------------------------

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

      The Savings Bank's total impaired loans were as follows at June 30:


                                                   2003      2002
                                                   (In thousands)

      Impaired loans with related allowance        $384      $396
      Impaired loans with no related allowance        -         -
                                                   ----      ----

            Total impaired loans                   $384      $396
                                                   ====      ====

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Allowance for Loan Losses (continued)
      -------------------------


                                                       2003    2002    2001
                                                          (In thousands)

      Allowance on impaired loans
        Beginning balance                              $ 46    $ 46    $ 46
        Provision                                         -       -       -
                                                       ----    ----    ----
        Ending balance                                 $ 46    $ 46    $ 46
                                                       ====    ====    ====

      Average balance of impaired loans                $436    $446    $452
      Interest income recognized on impaired loans     $ 20    $ 30    $ 36

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

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


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

      Salary Continuation Agreement
      -----------------------------

      The Savings Bank has entered into salary continuation agreements with certain current and former key members of management. These agreements provide for payments of up to fifteen years of compensation under certain circumstances. Recognition of compensation expense related to these salary continuation agreements totaled $36,000 for each of the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

      Benefit Plans
      -------------

      The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense related to the ESOP totaled approximately $165,000, $190,000 and $162,000 for the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

      During fiscal 2003, the Corporation initiated a defined contribution 401(k) plan which provides matching contributions to employees' elective salary deferrals. Substantially all employees over the age of 21 are eligible to participate. Expense related to the 401(k) plan totaled approximately $8,000 for the fiscal year ended June 30, 2003.

      The Corporation also has a Management Recognition Plan ("MRP") which provides for awards of up to 68,558 shares to members of the board of directors and management. During fiscal 1996, the MRP purchased 68,558 shares of the Corporation's common stock in the open market. Common shares awarded under the MRP vest ratably over a five year period, commencing with the date of the award. Expense recognized under the MRP totaled approximately $80,000, $100,000 and $93,000 for the fiscal years ended June 30, 2003, 2002 and 2001, respectively. As of June 30, 2003, all shares under the Corporation's MRP have been awarded. Expense related to this plan is expected to be approximately $75,000 for each of the next three fiscal years.

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Earnings Per Share
      ------------------

      Basic earnings per share for the fiscal years ended June 30, 2003, 2002 and 2001 is based upon the weighted-average shares outstanding during the year, less 8,128, 21,979 and 34,918 unallocated ESOP shares, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations were as follows:


                                                2003         2002         2001

      Weighted-average common shares
       outstanding (basic)                    1,561,513    1,512,553    1,515,886
      Dilutive effect of assumed exercise
       of stock options                          27,860       53,177       41,191
                                              ---------    ---------    ---------
      Weighted-average common shares
       outstanding (diluted)                  1,589,373    1,565,730    1,557,077
                                              =========    =========    =========

      Stock Option Plan
      -----------------

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

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Stock Option Plan (continued)
      -----------------


                                                  2003           2002           2001
                                                (In thousands, except per share data)

      Net earnings          As reported         $2,061         $1,513         $1,134
                                                ======         ======         ======

                              Pro-forma         $2,050         $1,511         $1,111
                                                ======         ======         ======

      Earnings per share
        Basic               As reported         $ 1.32         $ 1.00         $  .75
                                                ======         ======         ======

                              Pro-forma         $ 1.31         $ 1.00         $  .73
                                                ======         ======         ======

        Diluted             As reported         $ 1.30         $  .97         $  .73
                                                ======         ======         ======

                              Pro-forma         $ 1.29         $  .97         $  .71
                                                ======         ======         ======

      The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants during fiscal 2003 and 2001: dividend yield of 2.9% and 4.9%, respectively; expected volatility of 20.0% for both years; a risk-free interest rate of 3.4% and 5.0%, respectively; and an expected life of ten years for all grants.

      A summary of the status of the Corporation's Plan as of June 30, 2003, 2002 and 2001, and changes during the periods ending on those dates is presented below:


                                                   2003                     2002                    2001
                                                       Weighted-                Weighted-               Weighted-
                                                        average                  average                 average
                                                       exercise                 exercise                exercise
                                           Shares        price       Shares       price       Shares      price

      Outstanding at beginning of year     212,915      $ 7.69      226,672       $7.70      164,557     $10.08
      Adjustment for special dividend
       distributions                             -           -            -           -       52,115      (2.44)
      Granted                                9,712       16.50            -           -       10,000       8.75
      Exercised                           (144,933)       7.64      (13,757)       7.64            -          -
      Forfeited                                  -           -            -           -            -          -
                                          --------      ------      -------       -----      -------     ------

      Outstanding at end of year            77,694      $ 8.89      212,915       $7.69      226,672     $ 7.70
                                          ========      ======      =======       =====      =======     ======

      Options exercisable at year-end       61,982      $ 7.71      204,915       $7.65      216,672     $ 7.64
                                          ========      ======      =======       =====      =======     ======

      Weighted-average fair value of
       options granted during the year                  $ 5.28                     N/A                   $ 1.34
                                                        ======                    =====                  ======

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Stock Option Plan (continued)
      -----------------

      The following information applies to options outstanding at June 30, 2003:

      Number outstanding                                             67,982
      Range of exercise prices                                  $7.64-$8.75
      Number outstanding                                              9,712
      Range of exercise prices                                       $16.50
      Weighted-average exercise price                                 $8.89
      Weighted-average remaining contractual life                 4.0 years

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

      The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2003 and 2002:

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

                        June 30, 2003, 2002 and 2001


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Fair Value of Financial Instruments (continued)
      -----------------------------------

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

            Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At June 30, 2003 and 2002, the difference between the fair value and notional amount of loan commitments was not material.

      Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 were as follows:


                                                   2003                    2002
                                           Carrying      Fair      Carrying      Fair
                                            value       value       value       value
                                                          (In thousands)

      Financial assets
        Cash and cash equivalents and
         certificates of deposit           $  7,783    $  7,783    $  7,804    $  7,804
        Investment securities                13,005      13,005      20,866      20,866
        Mortgage-backed securities           12,130      12,130       7,091       7,091
        Loans receivable                    114,974     117,421     109,015     107,842
        Federal Home Loan Bank stock          1,061       1,061       1,017       1,017
                                           --------    --------    --------    --------

                                           $148,953    $151,400    $145,793    $144,620
                                           ========    ========    ========    ========

      Financial liabilities
        Deposits                           $130,780    $131,630    $126,872    $125,920
        Federal Home Loan Bank advances       4,188       4,184       4,223       4,172
        Escrow deposits                         177         177         162         162
                                           --------    --------    --------    --------

                                           $135,145    $135,991    $131,257    $130,254
                                           ========    ========    ========    ========

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Cash and Cash Equivalents
      -------------------------

      For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

      Advertising
      -----------

      Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $73,000, $48,000 and $49,000 for the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

      Effects of Recent Accounting Pronouncements
      -------------------------------------------

      In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective July 1, 2002, without material effect on the Corporation's financial condition or results of operations.

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Management adopted SFAS No. 146 effective January 1, 2003, without material effect on the Corporation's financial condition or results of operations.

      In October 2002, the FASB issued SFAS No. 147, "Accounting for Certain Financial Institutions: An Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions," except for transactions between mutual enterprises. Accordingly, the excess of the fair value of liabilities assumed over the fair value of tangible and intangible assets acquired in a business combination should be recognized and accounted for as goodwill in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Effects of Recent Accounting Pronouncements (continued)
      -------------------------------------------

      SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. Otherwise, the acquisition should be accounted for as the acquisition of net assets.

      SFAS No. 147 also amends the scope of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include long-term customer relationship assets of financial institutions (including mutual enterprises) such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets.

      The provisions of SFAS No. 147 related to unidentifiable intangible assets and the acquisition of a less-than-whole financial institution are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to impairment of long-term customer relationship assets are effective October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted.

      The Corporation adopted SFAS No. 147 effective October 1, 2002, without material effect on the its financial condition or results of operations.

      In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Corporation adopted the disclosure provisions of SFAS No. 148 effective March 31, 2002. Management does not expect SFAS No. 148 to have a material effect on the its financial position or results of operations.

      In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Corporation has financial letters of credit which require the Corporation to make payment if the customer's financial condition deteriorates, as defined in the agreements. FIN 45 requires the Corporation to record an initial liability, generally equal to the fees received for these letters of credit when guaranteeing obligations. FIN 45 applies prospectively to letters of credit the Corporation issues or modifies subsequent to December 31, 2002.

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Effects of Recent Accounting Pronouncements (continued)
      -------------------------------------------

      The Corporation defines the initial fair value of these letters of credit as the fee received from the customer. The maximum potential undiscounted amount of future payments of these letters of credit as of June 30, 2003 are $312,000 and they expire through January 2004. Amounts due under these letters of credit would be reduced by any proceeds that the Corporation would be able to obtain in liquidating the collateral for the loans, which varies depending on the customer.

      In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Corporation adopted the disclosure provisions of FIN 46 effective January 31, 2003, and does not expect FIN 46 to have a material effect on its financial statements.

      In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" which clarifies certain implementation issues raised by constituents and amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to include the conclusions reached by the FASB on certain FASB Staff Implementation Issues that, while inconsistent with Statement 133's conclusions, were considered by the Board to be preferable; amends SFAS No. 133's discussion of financial guarantee contracts and the application of the shortcut method to an interest-rate swap agreement that includes an embedded option and amends other pronouncements.

      The guidance in Statement 149 is generally effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date.

      Management does not expect SFAS No. 149 to have a material effect on the Corporation's financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 requires an issuer to classify certain financial instruments as liabilities, including mandatorily redeemable preferred and common stocks.

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Effects of Recent Accounting Pronouncements (continued)
      -------------------------------------------

      SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 as to the Corporation). The effect of adopting SFAS No. 150 must be recognized as a cumulative effect of an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. Management does not expect SFAS No. 150 to have a material effect on the Corporation's financial statements.

      Reclassifications
      -----------------

      Certain prior year amounts have been reclassified to conform to the 2003 consolidated financial statement presentation.


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

   The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2003 and 2002 are summarized as follows:


                                                                  2003
                                                          Gross         Gross       Estimated
                                           Amortized    unrealized    unrealized      fair
                                              cost        gains         losses        value
                                                             (In thousands)

   Available for sale:
     U.S. Government agency obligations     $11,932       $   90          $ -        $12,022
     Municipal obligations                      203            5            -            208
     FHLMC stock                                 15          760            -            775
                                            -------       ------          ---        -------

                                            $12,150         $855          $ -        $13,005
                                            =======         ====          ===        =======


                                                                  2002
                                                          Gross         Gross       Estimated
                                           Amortized    unrealized    unrealized      fair
                                              cost        gains         losses        value
                                                             (In thousands)

   Available for sale:
     U.S. Government agency obligations     $19,402       $  174          $ -        $19,576
     Municipal obligations                       40            -            -             40
     FHLMC stock                                 15          933            -            948
     Corporate equity securities                263           62           23            302
                                            -------       ------          ---        -------

                                            $19,720       $1,169          $23        $20,866
                                            =======       ======          ===        =======

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

   The amortized cost and estimated fair value of U.S. Government agency and municipal obligations by contractual term to maturity at June 30 are shown below:


                                             2003                      2002
                                                 Estimated                 Estimated
                                    Amortized       fair      Amortized       fair
                                      cost         value        cost         value
                                                     (In thousands)

   Due in three years or less        $   250      $   252      $   250      $   251
   Due after three years through
    five years                         3,723        4,291        9,858        9,908
   Due after five years                8,162        7,687        9,334        9,457
                                     -------      -------      -------      -------

                                     $12,135      $12,230      $19,442      $19,616
                                     =======      =======      =======      =======

   At June 30, 2003 and 2002, the Corporation had pledged investment securities totaling $6.3 million and $7.1 million, respectively, to secure public and other deposits.

   The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 2003 and 2002 are summarized as follows:


                                                                       2003
                                                               Gross         Gross       Estimated
                                                Amortized    unrealized    unrealized      fair
                                                   cost        gains         losses        value
                                                                  (In thousands)

   Available for sale:
     Federal Home Loan Mortgage
      Corporation participation certificates    $ 3,593        $ 43            $ -        $ 3,636
     Government National Mortgage
      Association participation certificates      1,817          69              -          1,886
     Federal National Mortgage Association
      participation certificates                  6,468          51              -          6,519
     Collateralized mortgage obligations             89           -              -             89
                                                -------        ----            ---        -------

           Total mortgage-backed securities     $11,967        $163            $ -        $12,130
                                                =======        ====            ===        =======

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)


                                                                       2002
                                                               Gross         Gross       Estimated
                                                Amortized    unrealized    unrealized      fair
                                                   cost        gains         losses        value
                                                                  (In thousands)

   Available for sale:
     Federal Home Loan Mortgage
      Corporation participation certificates     $1,441        $ 35            $ -        $1,476
     Government National Mortgage
      Association participation certificates      2,355          97              -         2,452
     Federal National Mortgage Association
      participation certificates                  2,373          15              3         2,385
     Collateralized mortgage obligations            780           -              2           778
                                                 ------        ----            ---        ------

           Total mortgage-backed securities      $6,949        $147            $ 5        $7,091
                                                 ======        ====            ===        ======

   The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.


                                                   June 30,
                                                 2003       2002
                                                (In thousands)

   Due within three years                     $    14     $   36
   Due in three to five years                     532         25
   Due in five to ten years                     1,356      1,266
   Due in ten to twenty years                   2,296        870
   Due after twenty years                       7,769      4,752
                                              -------     ------

                                              $11,967     $6,949
                                              =======     ======

   Proceeds from sales of investment securities amounted to $6.6 million, $31,000 and $119,000 during the fiscal years ended June 30, 2003, 2002 and 2001, respectively, and resulted in gross realized gains totaling $156,000, $31,000 and $117,000, for those respective periods.

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE C - LOANS RECEIVABLE

   The composition of the loan portfolio at June 30 is as follows:


                                                     2003         2002
                                                    (In thousands)

   Residential real estate
     One- to four- family                        $ 75,737     $ 73,300
     Multi-family                                   6,224        4,717
     Construction                                   3,996        1,342
   Nonresidential real estate and land             15,643       12,436
   Consumer and other                              15,408       19,617
                                                 --------     --------
                                                  117,008      111,412

   Less:
     Undisbursed portion of loans in process          843        1,365
     Deferred loan origination fees                   182          177
     Allowance for loan losses                      1,009          855
                                                 --------     --------

                                                 $114,974     $109,015
                                                 ========     ========

   The Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprised approximately $82.0 million, or 70%, of the total loan portfolio at June 30, 2003, and $78.0 million, or 70%, of the total loan portfolio at June 30, 2002. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southeastern Ohio, thereby impairing collateral values. However, management believes that residential real estate values in the Savings Bank's primary lending area are presently stable.

   In the normal course of business, the Savings Bank makes loans to some of its directors, officers and employees. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The aggregate dollar amount of loans outstanding to directors and officers totaled approximately $911,000 and $810,000 at June 30, 2003 and 2002, respectively.


NOTE D - ALLOWANCE FOR LOAN LOSSES

   The activity in the allowance for loan losses is summarized as follows for the years ended June 30:


                                                 2003     2002     2001
                                                    (In thousands)

   Balance at beginning of year                $  855     $713     $723
   Allowance resulting from acquisition of
    Waverly Building and Loan Company               -      160        -
   Provision for losses on loans                  249       70        1
   Charge-offs of loans                           (95)     (88)     (11)
                                               ------     ----     ----

   Balance at end of year                      $1,009     $855     $713
                                               ======     ====     ====

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE D - ALLOWANCE FOR LOAN LOSSES (continued)

   As of June 30, 2003, the Savings Bank's allowance for loan losses was solely general in nature, and is includible as a component of regulatory risk-based capital, subject to certain percentage limitations.

   Nonperforming loans totaled approximately $1.2 million, $707,000 and $618,000 at June 30, 2003, 2002 and 2001, respectively.

   Interest income that would have been recognized had such nonperforming and nonaccrual loans been performing in accordance with contractual terms totaled approximately $58,000, $44,000 and $26,000 for the years ended June 30, 2003, 2002 and 2001, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

   Office premises and equipment at June 30 were comprised of the following:


                                             2003       2002
                                            (In thousands)

   Land and improvements                   $  639     $  389
   Construction in progress                   348          -
   Office buildings and improvements        1,648      1,622
   Furniture, fixtures and equipment          822        767
                                           ------     ------
                                            3,457      2,778
     Less accumulated depreciation and
      amortization                          1,628      1,501
                                           ------     ------

                                           $1,829     $1,277
                                           ======     ======

   During 2003, the Savings Bank began construction on a new office building in Waverly, Ohio, which will replace the leased facility currently in use. The office is scheduled to open in August 2003. Total expenditures are estimated to be $800,000 for the project, $600,000 of which had been paid at June 30, 2003.

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE F - DEPOSITS

   Deposits consist of the following major classifications at June 30:


   Deposit type and weighted-
    average interest rate                              2003         2002
                                                      (In thousands)

   NOW accounts
     2003 - .22%                                   $  8,463
     2002 - .92%                                                $  8,297
   Passbook
     2003 - 1.10%                                    10,963
     2002 - 1.76%                                                 10,919
   Money market deposit accounts
     2003 - 1.17%                                    30,319
     2002 - 2.15%                                                 21,920
                                                   --------     --------
   Total demand, transaction and
    passbook deposits                                49,745       41,136

   Certificates of deposit
    Original maturities of:
     Less than 12 months
       2003 - 1.79%                                   3,958
       2002 - 2.59%                                                6,634
     12 months to 24 months
       2003 - 3.07%                                  47,058
       2002 - 4.40%                                               48,387
     30 months to 36 months
       2003 - 4.10%                                   2,754
       2002 - 4.42%                                                4,462
     More than 36 months
       2003 - 4.50%                                   4,922
       2002 - 4.56%                                                1,979
     Individual retirement accounts
       2003 - 3.49%                                  16,114
       2002 - 4.35%                                               15,856
     Jumbo accounts
       2003 - 2.94%                                   6,229
       2002 - 3.61%                                                8,418
                                                   --------     --------
   Total certificates of deposit                     81,035       85,736
                                                   --------     --------

   Total deposit accounts                          $130,780     $126,872
                                                   ========     ========

   At June 30, 2003 and 2002, the Savings Bank had certificate of deposit accounts with balances greater than $100,000 totaling $12.8 million and $15.3 million, respectively.

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE F - DEPOSITS (continued)

   Interest expense on deposits for the year ended June 30 is summarized as follows:


                                           2003       2002       2001
                                                (In thousands)

   Passbook                              $  221     $  260     $  226
   NOW and money market deposit
    accounts                                482        567        800
   Certificates of deposit                3,114      4,104      5,007
                                         ------     ------     ------

                                         $3,817     $4,931     $6,033
                                         ======     ======     ======

   Maturities of outstanding certificates of deposit at June 30 are summarized as follows:


                                  2003        2002
                                 (In thousands)

   Less than one year          $13,442     $59,243
   One to three years           58,677      23,857
   Over three years              8,916       2,636
                               -------     -------

                               $81,035     $85,736
                               =======     =======

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

   Advances from the Federal Home Loan Bank, collateralized at June 30, 2003 by pledges of certain residential mortgage loans totaling $5.2 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:


                           Maturing
                          year ending                      June 30,
   Interest rate           June 30,                   2003            2002
                                                    (Dollars in thousands)

   1.24%                     2004                   $1,000          $1,000
   1.00% - 3.16%             2008                    2,188           2,223
   1.24%                     2009                    1,000           1,000
                                                    ------          ------

                                                    $4,188          $4,223
                                                    ======          ======

         Weighted-average interest rate               1.33%          1.95%
                                                      ====           ====

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE H - FEDERAL INCOME TAXES

   Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30 as follows:


                                                       2003    2002    2001
                                                         (In thousands)

   Federal income taxes computed at statutory rate    $ 988    $623    $542
   Increase (decrease) in taxes resulting from:
     Low income housing investment tax credits          (78)    (78)    (78)
     Community development tax credit                  (100)      -       -
     Nontaxable interest income                          (3)     (3)     (3)
     Other                                               39       6      (1)
                                                      -----    ----    ----
   Federal income tax provision per consolidated
    financial statements                              $ 846    $548    $460
                                                      =====    ====    ====

   The composition of the Corporation's net deferred tax asset at June 30 was as follows:


                                                                        2003      2002
                                                                        (In thousands)

   Taxes (payable) refundable on temporary
    differences at estimated corporate tax rate:
     Deferred tax assets:
       General loan loss allowance                                      $343      $291
       Deferred compensation                                             529       527
       Stock benefit plans                                                26        68
       Book/tax depreciation                                               4        16
                                                                        ----      ----
         Total deferred tax assets                                       902       902

   Deferred tax liabilities:
     Percentage of earnings bad debt deduction                           (38)      (75)
     Deferred loan origination costs                                    (101)     (140)
     Federal Home Loan Bank stock dividends                             (259)     (243)
     Unrealized gains on securities designated as available for sale    (345)     (438)
           Total deferred tax liabilities                               (743)     (896)
                                                                        ----      ----

           Net deferred tax asset                                       $159      $  6
                                                                        ====      ====

   Prior to fiscal 1997, the Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2003 includes approximately $2.1 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $660,000 at June 30, 2003. The Savings Bank is required to recapture as taxable income approximately $780,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Savings Bank has provided deferred taxes for this amount and will continue to amortize the recapture of the bad debt reserve in taxable income over a six year period, which commenced in fiscal 1998.

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


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

   At June 30, 2003, the Savings Bank had outstanding commitments to originate loans totaling approximately $2.0 million. In addition, the Savings Bank had unused lines of credit for home equity loans and commercial loans totaling $2.3 million and $4.4 million, respectively. Further, the Savings Bank had outstanding commercial letters of credit totaling $312,000. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2003, and will be funded from normal cash flow from operations.


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

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE J - REGULATORY CAPITAL (continued)

   During fiscal 2002, the Savings Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Savings Bank must maintain minimum capital ratios as set forth in the following tables.

   As of June 30, 2003 and 2002, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.


                                                        As of June 30, 2003
                                                                                      To be "well-
                                                                                   capitalized" under
                                                      For capital                  prompt corrective
                              Actual               adequacy purposes               action provisions
                         ----------------    ----------------------------    -----------------------------
                          Amount    Ratio        Amount          Ratio           Amount          Ratio
                                                       (Dollars in thousands)

   Tangible capital      $12,853     8.6%    > or = $2,260    > or = 1.5%    > or = $7,535    > or =  5.0%

   Core capital          $12,853     8.6%    > or = $6,028    > or = 4.0%    > or = $9,042    > or =  6.0%

   Risk-based capital    $14,669    15.8%    > or = $7,422    > or = 8.0%    > or = $9,278    > or = 10.0%


                                                        As of June 30, 2002
                                                                                      To be "well-
                                                                                   capitalized" under
                                                      For capital                  prompt corrective
                              Actual               adequacy purposes               action provisions
                         ----------------    ----------------------------    -----------------------------
                          Amount    Ratio        Amount          Ratio           Amount          Ratio
                                                       (Dollars in thousands)

   Tangible capital      $13,461     9.1%    > or = $2,214    > or = 1.5%    > or = $7,379    > or =  5.0%

   Core capital          $13,461     9.1%    > or = $5,903    > or = 4.0%    > or = $8,854    > or =  6.0%

   Risk-based capital    $14,316    16.5%    > or = $6,930    > or = 8.0%    > or = $8,662    > or = 10.0%

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

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE K - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.

   The following condensed financial statements summarize the financial position of the Corporation as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the fiscal years ended June 30, 2003, 2002 and 2001.


                                       ASB FINANCIAL CORP.
                                STATEMENTS OF FINANCIAL CONDITION
                                      June 30, 2003 and 2002
                                          (In thousands)

   ASSETS                                                                       2003        2002

   Interest-bearing deposits in American Savings Bank, fsb                   $   706     $   678
   Interest-bearing deposits in other financial institutions                   1,869         500
   Investment securities                                                           -       1,218
   Loans receivable                                                              164         338
   Loan receivable from ESOP                                                      98         259
   Investment in American Savings Bank, fsb                                   13,526      14,265
   Prepaid expenses and other                                                    229          95
                                                                             -------     -------

         Total assets                                                        $16,592     $17,353
                                                                             =======     =======

   LIABILITIES AND SHAREHOLDERS' EQUITY

   Checks issued in excess of bank balance                                   $     -     $ 1,625
   Dividends payable                                                             233         198
   Other liabilities                                                               -          53
   Deferred federal income taxes                                                   -          23
                                                                             -------     -------
         Total liabilities                                                       233       1,899

   Shareholders' equity
     Common stock and additional paid-in capital                               9,895       8,619
     Retained earnings                                                         8,782       9,152
     Shares acquired by stock benefit plans                                     (285)       (537)
     Treasury shares                                                          (2,706)     (2,630)
     Unrealized gains on securities designated as available for sale, net        673         850
                                                                             -------     -------
         Total shareholders' equity                                           16,359      15,454
                                                                             -------     -------

         Total liabilities and shareholders' equity                          $16,592     $17,353
                                                                             =======     =======

                                ASB FINANCIAL CORP.
                               STATEMENTS OF EARNINGS
                      Year ended June 30, 2003, 2002 and 2001
                                   (In thousands)


                                                           2003      2002      2001
   Revenue
     Interest income                                     $  117    $  185    $  170
     Gain on sale of investments                             95         -         -
     Equity in earnings of American Savings Bank, fsb     2,001     1,458     1,157
                                                         ------    ------    ------
         Total revenue                                    2,213     1,643     1,327

   General and administrative expenses                      120       101       188
                                                         ------    ------    ------

   Earnings before income taxes                           2,093     1,542     1,139

   Federal income taxes                                      32        29         5
                                                         ------    ------    ------

         NET EARNINGS                                    $2,061    $1,513    $1,134
                                                         ======    ======    ======

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE K - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP. (continued)


                                      ASB FINANCIAL CORP.
                                   STATEMENTS OF CASH FLOWS
                            Year ended June 30, 2003, 2002 and 2001
                                         (In thousands)

                                                                    2003       2002       2001

   Cash flows from operating activities:
     Net earnings for the year                                    $2,061     $1,513     $1,134
     Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities:
       Gain on sale of investments                                   (95)         -          -
       Amortization of premiums and discounts on loans
        and investment securities - net                                -         (2)         3
       (Undistributed earnings of) excess distributions
        from consolidated subsidiary                                 999     (1,458)    (1,157)
       Increase (decrease) in cash due to changes in:
         Prepaid expenses and other assets                          (134)        50         27
         Deferred federal income taxes                                 -         (1)       (20)
         Other liabilities                                           (97)        13         65
                                                                  ------     ------     ------
           Net cash provided by operating activities               2,734        115         52

   Cash flows provided by (used in) investing activities:
     Proceeds from repayment of loan                                 161        140        140
     Proceeds from return of capital on investment securities          -         21          -
     Proceeds from sale of investment securities                   1,244          -          -
     Loan principal repayments                                       942        151         11
     Loan disbursements                                             (768)         -       (500)
                                                                  ------     ------     ------
           Net cash provided by (used in) investing activities     1,579        312       (349)

   Cash flows provided by (used in) financing activities:
     Checks issued in excess of bank balance                      (1,625)       592      1,033
     Proceeds from exercise of stock options                       1,216        105          -
     Payment of dividends on common stock                         (2,431)      (754)      (611)
     Purchase of treasury shares                                     (76)      (260)      (278)
                                                                  ------     ------     ------
           Net cash provided by (used in) financing activities    (2,916)      (317)       144
                                                                  ------     ------     ------

   Net increase (decrease) in cash and cash equivalents            1,397        110       (153)

   Cash and cash equivalents at beginning of year                  1,178      1,068      1,221
                                                                  ------     ------     ------

   Cash and cash equivalents at end of year                       $2,575     $1,178     $1,068
                                                                  ======     ======     ======

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE K - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP. (continued)

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


NOTE L - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   The following table summarizes the Corporation's quarterly results for the fiscal years ended June 30, 2003 and 2002. Certain amounts, as previously reported, have been reclassified to conform to the 2003 presentation.


                                                                  Three Months Ended
                                                September 30,    December 31,    March 31,    June 30,
   2003:                                                 (In thousands, except per share data)

   Total interest income                               $2,474          $2,416       $2,304      $2,382
   Total interest expense                               1,079             993          919         897
                                                       ------          ------       ------      ------

   Net interest income                                  1,395           1,423        1,385       1,485
   Provision for losses on loans                            -             124           45          80
   Other income                                           133             147          179         286
   General, administrative and other expense              837             675          841         924
                                                       ------          ------       ------      ------

   Earnings before income taxes                           691             771          678         767
   Federal income taxes                                   203             255          173         215
                                                       ------          ------       ------      ------

   Net earnings                                        $  488          $  516       $  505      $  552
                                                       ======          ======       ======      ======

   Earnings per share
     Basic                                             $  .32          $  .35       $  .32      $  .33
                                                       ======          ======       ======      ======

     Diluted                                           $  .31          $  .34       $  .32      $  .33
                                                       ======          ======       ======      ======

                             ASB FINANCIAL CORP.

                        June 30, 2003, 2002 and 2001


NOTE L - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)


                                                                  Three Months Ended
                                                September 30,    December 31,    March 31,    June 30,
   2002:                                                 (In thousands, except per share data)

   Total interest income                               $2,571          $2,360       $2,316      $2,296
   Total interest expense                               1,552           1,334        1,117       1,047
                                                       ------          ------       ------      ------

   Net interest income                                  1,019           1,026        1,199       1,249
   Provision for losses on loans                            -              22           23          25
   Other income                                           123             147          103         113
   General, administrative and other expense              750             702          800         825
                                                       ------          ------       ------      ------

   Earnings before income taxes and
    extraordinary item                                    392             449          479         512
   Federal income taxes                                   109             136          150         153
                                                       ------          ------       ------      ------

   Net earnings before extraordinary item                 283             313          329         359
   Extraordinary item - negative goodwill arising
    from Waverly acquisition - net of tax                   -               -            -         229
                                                       ------          ------       ------      ------

   Net earnings                                        $  283          $  313       $  329      $  588
                                                       ======          ======       ======      ======

   Earnings per share
     Basic                                             $  .19          $  .21       $  .22      $  .38
                                                       ======          ======       ======      ======

     Diluted                                           $  .18          $  .20       $  .21      $  .38
                                                       ======          ======       ======      ======

                             ASB FINANCIAL CORP.
                           DIRECTORS AND OFFICERS

=============================================================================

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

Gerald R. Jenkins                                   Director
Retired President and Chief Executive Officer
American Savings Bank, fsb

William J. Burke                                    Director
Director and Chief Executive Officer
OSCO Industries, Inc.

Lee O. Fitch                                        Director
Shareholder and Director
Miller, Searl & Fitch, L.P.A.

Louis M. Schoettle, M.D.                            Director
Physician
Retired

Christopher H. Lute                                 Director
Director and Chief Executive Officer
Lute Supply, Inc.

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

=============================================================================

Robert M. Smith                    Director, President and CEO

Gerald R. Jenkins                  Director

William J. Burke                   Director

Lee O. Fitch                       Director

Louis M. Schoettle, M.D.           Director

Christopher Lute                   Director

Jack A. Stephenson                 Vice President

Michael L. Gampp                   Chief Financial Officer and Vice President

Carlisa R. Baker                   Treasurer

M. Kathryn Fish                    Secretary

                            SHAREHOLDER SERVICES

=============================================================================

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

                       Illinois Stock Transfer Company
                         209 West Jackson Boulevard
                                  Suite 903
                        Chicago, Illinois 60606-6905
                                (312)427-2953


                               ANNUAL MEETING

=============================================================================

The Annual Meeting of Shareholders of ASB Financial Corp. will be held on October 22, 2003, at 11:00 a.m., Eastern Time, at the Shawnee State Park Resort and Conference Center, 4404B State Route 125, West Portsmouth, Ohio 45663. Shareholders are cordially invited to attend.


                        ANNUAL REPORT ON FORM 10-KSB

=============================================================================

A copy of ASB's Annual Report on Form 10-KSB, excluding exhibits, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon written request to:

                         American Savings Bank, fsb
                           503 Chillicothe Street
                           Portsmouth, Ohio 45662
                    Attention: Robert M. Smith, President