Form 10KSB, Exhibit 13
period 2004-06-30
ASB FINANCIAL CORP /OH
filed 2004-09-28
CIK 944304

Exhibit 13


                                     ASB
                                  FINANCIAL
                                    CORP.


                                    2004
                                   ANNUAL
                                   REPORT
                                     TO
                                SHAREHOLDERS

Dear Fellow Shareholder:

It is with a great deal of pleasure that we present our Annual Report to Shareholders, which reflects another year of solid earnings and growth for ASB Financial Corp.

Net earnings for the fiscal year ended June 30, 2004, totaled $2.0 million, or diluted earnings per share of $1.18, a decrease of $51,000, or 2.5% from the $2.1 million, or $1.30 per diluted share in net earnings recorded for the fiscal year ended June 30, 2003. Earnings per share decreased by 9.2% due to the decrease in net earnings and an increase in the number of equivalent shares outstanding. In addition to a sound earnings performance, we are please to report that, for the fifth consecutive year, the Company has increased its quarterly dividend by $.01 per share to $.15, reflecting a 7.1% increase in the annual dividends paid to shareholders.

Total assets grew to $166.4 million at June 30, 2004, an increase of $13.6 million, or 8.9%, over June 30, 2003. The loan portfolio grew during fiscal 2004 by $14.1 million or 13.0% and deposit growth totaled $6.0 million, or 5.2%, during the year. A substantial amount of our growth has come from the Pike County market, where we continue to see substantial and continuing growth in residential and commercial lending.

Your Corporation will continue to focus on the strategic objectives of continuing asset growth, maintaining a community focus, and providing personalized service for our valued customers. Upcoming projects such as Internet Banking and Check Imaging will provide more personalized service and the potential for growth in the future.

The Board and management of your Corporation are pleased that the rise in the price of our stock from $16.94 on June 30, 2003, to $22.94 on June 30th of this year, an increase of $5.95 or 35.1%. This increase is a reflection of our strong earnings performance, low efficiency ratio and aggressive dividend strategy. These factors have served us well, as ASB Financial's stock price has out-performed most of our peers during the past fiscal year.

The Board of Directors and management team remain committed to the communities we serve and to achieving growth and increasing returns to our shareholders in the years ahead.

Very truly yours,

ASB FINANCIAL CORP.


/s/ Robert M. Smith


Robert M. Smith
President

                       BUSINESS OF ASB FINANCIAL CORP.

============================================================================

ASB Financial Corp. ("ASB" or the "Corporation"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of American Savings Bank, fsb ("American" or the "Savings Bank"), a federal savings bank. Other than investing excess funds, ASB's activities have been primarily limited to holding the common shares of American.

Serving the southeastern Ohio market area since 1892, American conducts business from its main office at 503 Chillicothe Street in Portsmouth, Ohio and a branch office at 118 North Market Street in Waverly, Ohio. The principal business of American is the origination of loans secured by one- to four-family residential real estate located in American's primary market area, which consists of the contiguous areas of Scioto County and Pike County, Ohio. American also originates loans secured by multifamily residences (over four units) and nonresidential real estate and purchases interests in loans originated by other lenders secured by multifamily real estate and nonresidential real estate located outside of American's primary market area. In addition to real estate lending, American invests in mortgage-backed securities, U.S. Government and agency obligations and other investments. Funds for lending and other investment activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), and from borrowings from the Federal Home Loan Bank (the "FHLB") of Cincinnati.

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

ASB's office is located at 503 Chillicothe Street, Portsmouth, Ohio 45662. The telephone number is (740) 354-3177.

                            MARKET PRICE OF ASB'S
                COMMON SHARES AND RELATED SHAREHOLDER MATTERS

=============================================================================

There were 1,661,063 common shares of ASB outstanding on September 1, 2004, held of record by approximately 476 shareholders. Price information for ASB's common shares is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "ASBP."

The table below sets forth the high and low closing prices for the common shares of ASB, as quoted by Nasdaq, together with dividends declared per share, for each quarter of the fiscal years ended June 30, 2004 and 2003.


                                                 Cash dividends
Quarter ended         High close    Low close       declared

Fiscal 2004
  September 30, 2003      $24.96       $17.27           $0.14
  December 31, 2003       $27.50       $22.56           $0.14
  March 31, 2004          $27.75       $23.11           $0.14
  June 30, 2004           $29.24       $22.00           $0.15

Fiscal 2003
  September 30, 2002      $11.59       $10.70           $0.13
  December 31, 2002       $14.90       $10.70           $0.13
  March 31, 2003          $17.50       $14.25           $0.13
  June 30, 2003           $17.25       $14.05           $1.14

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


Selected consolidated financial                                  At June 30,
condition data:                              2004       2003        2002        2001        2000
                                                               (In thousands)

Total amount of:
  Assets                                   $166,371    $152,755    $148,272    $140,987    $131,898
  Cash and cash equivalents                   7,385       7,610       7,704       4,649       5,069
  Certificates of deposit in other
   financial institutions                       178         173         100           -           -
  Investment securities available for
   sale - at market                          12,487      13,005      20,866      20,772      19,127
  Mortgage-backed securities available
   for sale - at market                      11,768      12,130       7,091       8,716       8,616
  Loans receivable - net                    129,821     114,919     109,015     103,308      94,744
  Deposits                                  136,761     130,780     126,872     120,725     110,007
  Advances from the FHLB                     10,899       4,188       4,223       4,257       7,790
  Shareholders' equity, restricted           17,424      16,359      15,454      14,503      12,581

--------------------


Selected consolidated operating                              Year ended June 30,
data:                                          2004       2003       2002        2001       2000
                                                    (In thousands, except per share data)

Interest income                              $8,954     $9,576     $9,543     $10,262     $9,257
Interest expense                              3,051      3,888      5,050       6,379      5,427
                                             ------     ------     ------     -------     ------
Net interest income                           5,903      5,688      4,493       3,883      3,830
Provision for losses on loans                   111        249         70           1          1
                                             ------     ------     ------     -------     ------
Net interest income after provision for
 losses on loans                              5,792      5,439      4,423       3,882      3,829
Other income                                    705        745        486         495        354
General, administrative and other
 expense                                      3,743      3,277      3,077       2,783      2,673
                                             ------     ------     ------     -------     ------
Earnings before income taxes and
 extraordinary item                           2,754      2,907      1,832       1,594      1,510
Federal income taxes                            744        846        548         460        426
                                             ------     ------     ------     -------     ------
Earnings before extraordinary item            2,010      2,061      1,284       1,134      1,084
Extraordinary item - negative goodwill
 arising from Waverly acquisition
 - net of tax                                     -          -        229           -          -
                                             ------     ------     ------     -------     ------
Net earnings                                 $2,010     $2,061     $1,513     $ 1,134     $1,084
                                             ======     ======     ======     =======     ======

Earnings per share
  Basic                                      $ 1.22     $ 1.32     $ 1.00     $   .75     $  .70
                                             ======     ======     ======     =======     ======
  Diluted                                    $ 1.18     $ 1.30     $  .97     $   .73     $  .70
                                             ======     ======     ======     =======     ======


                                                           Year ended June 30,
Selected financial ratios:                     2004      2003      2002      2001      2000

Return on average assets                       1.26%     1.36%     1.06%      .83%      .86%
Average interest rate spread during year       3.68      3.50      2.84      2.46      2.74
Net interest margin                            3.84      3.81      3.23      2.94      3.15
Return on average equity                      12.99     12.61     11.48      8.22      8.21
Equity to total assets at end of year         10.47     10.71     10.42     10.29      9.54
Average interest-earning assets to average
 interest-bearing liabilities                108.11    112.16    110.90    109.93    109.25
Net interest income to general,
 administrative and other expense            157.71    173.57    146.02    139.53    143.28
General, administrative and other expense
 to average total assets                       2.35      2.16      2.16      2.05      2.13
Nonperforming assets to total assets            .60       .80       .48       .44       .21
Loan loss allowance to nonperforming loans    99.90     82.77    120.93    115.37    257.30
Dividend payout ratio                         46.72    115.91     49.00     60.00    201.43

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

=============================================================================

                                   GENERAL

-----------------------------------------------------------------------------

ASB was incorporated for the purpose of owning the outstanding common shares of American. As a result, the discussion and analysis that follows focuses primarily on the financial condition and results of operations of American. The following discussion and analysis of the consolidated financial condition and results of operations of ASB and American should be read in conjunction with, and with reference to, the Consolidated Financial Statements and the Notes thereto presented in this Annual Report.

Forward-Looking Statements are Subject to Change

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to ASB or its management are intended to identify such forward looking statements. ASB's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgments in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following critical accounting policy is based upon judgments and assumptions by management that includes inherent risks and uncertainties.

The allowance for loan loss is an accounting estimate of probable but unconfirmed asset impairment that has occurred in the Corporation's loan portfolio as of the date of the consolidated financial statements before losses have been confirmed resulting in a subsequent charge-off or write-down. It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of certain items, including:

      *     Local market areas and national economic developments;
      *     Levels of and trends in delinquencies and impaired loans;
      *     Levels of and trends in recoveries of prior charge-offs;
      * Adverse situations that may affect specific borrowers' ability to repay;
      *     Effects of any changes in lending policies and procedures;
      *     Credit concentrations;
      *     Volume and terms of loans; and
      *     Current collateral values, where appropriate.

When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Corporation accounts for its allowance for losses on loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Both Statements require the Corporation to evaluate the collectibility of both contractual interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans' observable market price or fair value of the collateral.

A loan is defined as impaired under SFAS No. 114 when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one- to four-family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment in accordance with SFAS No. 5. With respect to the Corporation's investment in nonresidential real estate and other loans, and its evaluation of impairment thereof, management believes such loans are adequately collateralized and as a result impaired loans are carried as a practical expedient at the lower of cost or fair value.

It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, once a collateral dependent loan becomes more than ninety days delinquent, it is considered to constitute more than a minimum delay in repayment and is evaluated for impairment under SFAS No. 114 at that time.


                       CHANGES IN FINANCIAL CONDITION
                     FROM JUNE 30, 2003 TO JUNE 30, 2004

-----------------------------------------------------------------------------

ASB's total assets amounted to $166.4 million at June 30, 2004, an increase of $13.6 million, or 8.9%, over 2003 levels. The increase in assets was comprised primarily of a $14.9 million increase in loans, partially offset by decreases of $362,000 in mortgage-backed securities, and $518,000 in investment securities. The increase in assets was funded by increased deposits of $6.0 million, increases in advances from the Federal Home Loan Bank of $6.7 million and growth of $1.1 million in shareholders' equity.

Cash and interest-bearing deposits totaled $7.4 million at June 30, 2004, a decrease of $225,000, or 3.0%, from 2003 levels. Investment securities totaled $12.5 million at June 30, 2004, a decrease of $518,000, or 4.0%, compared to the balance at June 30, 2003. Mortgage-backed securities totaled $11.8 million at June 30, 2004, a decrease of $362,000, or 3.0%, year to year. During fiscal 2004, purchases of investment and mortgage-backed securities totaling $15.8 million were offset by maturities, sales, premium amortization and principal repayments of securities totaling $16.2 million, and a decrease in the market value of investment and mortgage-backed securities totaling $449,000.

Loans receivable increased by $14.9 million, or 13.0%, to a total of $129.8 million at June 30, 2004, compared to $114.9 million at June 30, 2003. Loan disbursements of $51.9 million exceeded principal repayments of $36.8 million during fiscal 2004. The volume of loan disbursements in fiscal 2004 exceeded that of fiscal 2003 by $9.1 million, or 21.2%. Growth in loans secured by residential real estate, including construction loans, totaled $6.5 million, or 5.5%, growth in loans secured by nonresidential real estate totaled $3.1 million, or 19.5%, and the consumer loan portfolio increased by $6.2 million, or 40.1%, year to year. The increase in consumer loans was due primarily to developing the markets served.

At June 30, 2004, American's allowance for loan losses was $1.0 million, representing .73% of total loans and 99.9% of nonperforming loans. At June 30, 2003, American's allowance for loan losses was also $1.0 million, representing .85% of total loans and 82.8% of nonperforming loans. Nonperforming loans totaled $1.0 million and $1.2 million at June 30, 2004 and 2003, respectively. At June 30, 2004, nonperforming loans were comprised of $843,000 of loans secured by one- to four-family residential real estate and $157,000 of commercial loans. The allowance for loan loss is determined as outlined in the aforementioned "Critical Accounting Policy." To the best of management's knowledge, all known losses as of June 30, 2004, have been recorded.

Deposits increased by $6.0 million, or 4.6%, to a total of $136.8 million at June 30, 2004. The increase in deposits consisted primarily of increases of $3.6 million in certificates of deposit, $2.2 million in money market deposit accounts, and $858,000 in passbook accounts, which were partially offset by a $757,000 decrease in NOW accounts. Growth in deposits was generally used to fund new loan originations.

Shareholders' equity totaled $17.4 million at June 30, 2004, an increase of $1.1 million, or 6.5%, over June 30, 2003 levels. The increase resulted primarily from net earnings of $2.0 million, proceeds from stock option exercises of $78,000 and the effects of $351,000 of amortization related to stock benefit plans, which were partially offset by dividends declared of $944,000, a $296,000 decrease in unrealized gains on available for sale securities and treasury stock purchases of $134,000. During fiscal 2004, the Corporation paid quarterly dividends totaling $.57 per share.


                       COMPARISON OF OPERATING RESULTS
                 FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

-----------------------------------------------------------------------------

General. Net earnings were $2.0 million for the fiscal year ended June 30, 2004, a decrease of $51,000, or 2.5%, from fiscal 2003. The decline in earnings resulted primarily from a $466,000 increase in general and administrative expense, which was partially offset by a $215,000 increase in net interest income, a $138,000 decrease in provision for losses on loans and a $102,000 decrease in the provision for federal income taxes.

Net Interest Income. Total interest income was $9.0 million for the fiscal year ended June 30, 2004, a decrease of $622,000, or 6.5%, from fiscal 2003. Interest income on loans totaled $8.1 million in fiscal 2004, a decrease of $129,000, or 1.6%. This decrease was due primarily to a 74 basis point decrease in the average yield, to 6.52% for the fiscal year ended June 30, 2004, which was partially offset by a $10.8 million, or 9.5%, increase in the weighted-average balance of loans outstanding. Interest income on mortgage-backed securities decreased by $184,000, or 47.9%, as a result of a 218 basis point decrease in the average yield, which was partially offset by a $1.7 million, or 17.5%, increase in the weighted-average balance outstanding year to year. Interest income on investment securities and interest-bearing deposits decreased by $309,000, or 32.2%, due primarily to an $8.0 million, or 30.8%, decrease in the weighted average balance outstanding year to year and an 8 basis point decrease in the average yield, to 3.63% for fiscal 2004.

Interest expense totaled $3.1 million for the fiscal year ended June 30, 2004, a decrease of $837,000, or 21.5%, from the $3.9 million total recorded in fiscal 2003. Interest expense on deposits decreased by $955,000, or 25.0%, due primarily to an 83 basis point decrease in the weighted-average cost of deposits, to 2.14% for fiscal 2004, which was partially offset by a $5.1 million, or 4.0%, increase in the weighted-average balance outstanding year to year. Interest expense on borrowings increased by $118,000, or 166.2%, due primarily to a $4.1 million, or 94.3%, increase in the weighted-average balance outstanding year to year and a 60 basis point increase in the average cost of borrowings, to 2.23% in fiscal 2004. Decreases in the average yields on interest-earning assets and the average costs of interest-bearing liabilities were due primarily to the overall decrease in interest rates in the economy.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $215,000, or 3.8%, to a total of $5.9 million for the fiscal year ended June 30, 2004, compared to $5.7 million in fiscal 2003. The interest rate spread increased by 18 basis points to 3.68% in fiscal 2004 from 3.50% in fiscal 2003, and the net interest margin increased by 3 basis points to 3.84% in fiscal 2004 from 3.81% in fiscal 2003.

Provision for Losses on Loans. American charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to American's market area, and other factors related to the collectibility of American's loan portfolio. As a result of such analysis, management recorded an $111,000 provision for losses on loans during the fiscal year ended June 30, 2004, a decrease of $138,000, or 55.4%, from fiscal 2003. The decrease in the provision in fiscal 2004 is based upon management's analysis of the loan portfolio including nonperforming assets, as outlined in the "Critical Accounting Policies" There can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $705,000 for the fiscal year ended June 30, 2004, a decrease of $40,000, or 5.4%, from the $745,000 recorded in fiscal 2003. The decrease resulted from an $116,000 decrease in gain on sale of investment securities, which was partially offset by a $58,000 gain on sale of office premises and an increase of $18,000, or 3.1%, in other operating income. The increase in other operating income was comprised primarily of increases in fees on loans and deposits transactions.

General, Administrative and Other Expense. General, administrative and other expense totaled $3.7 million for the fiscal year ended June 30, 2004, an increase of $466,000, or 14.2%, over the total recorded in fiscal 2003. The increase resulted primarily from increases of $292,000, or 16.9%, in employee compensation and benefits, $22,000, or 5.4%, in data processing costs, $75,000, or 9.2%, in other operating expense, and $40,000, or 31.0%, in franchise taxes. The increase in employee compensation and benefits was due primarily to normal merit increases and bonuses as well as increased costs related to employee health insurance premiums. The increase in data processing was due primarily to system upgrades, as well as increased costs related to American's growth in loans and deposits year to year. The increase in franchise taxes was due primarily to growth in ASB's equity year to year. The increase in other operating expense was due primarily to increased expense associated with the debit card program and pro-rata increases in operating costs due to the Corporation's overall growth year to year.

Federal Income Taxes. The provision for federal income taxes totaled $744,000 for the fiscal year ended June 30, 2004, a decrease of $102,000, or 12.1% from the $846,000 recorded in fiscal 2003. The decrease was due primarily to the $153,000, or 5.3%, decrease in pre-tax earnings and $100,000 of New Markets tax credits. ASB's effective tax rates were 27.0% and 29.1% for the fiscal years ended June 30, 2004 and 2003, respectively.


                       COMPARISON OF OPERATING RESULTS
                 FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

-----------------------------------------------------------------------------

General. Net earnings amounted to $2.1 million for the fiscal year ended June 30, 2003, an increase of $548,000, or 36.2%, over fiscal 2002. The increase in earnings resulted primarily from a $1.2 million increase in net interest income and a $259,000 increase in other income, which were partially offset by increases of $179,000 in the provision for losses on loans, $200,000 in general, administrative and other expense, and $298,000 in the provision for federal income taxes and the nonrecurring after-tax effects of the negative goodwill resulting from the Waverly acquisition totaling $229,000. The level of income and expense for 2003 includes the effects of the acquisition of Waverly, which was acquired in June 2002 in a transaction accounted for using the purchase method of accounting.

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

Provision for Losses on Loans. As stated previously, American charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to American's market area, and other factors related to the collectibility of American's loan portfolio. As a result of such analysis, management recorded a $249,000 provision for losses on loans during the fiscal year ended June 30, 2003, an increase of $179,000, or 255.7%, over fiscal 2002. There can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $745,000 for the fiscal year ended June 30, 2003, an increase of $259,000, or 53.3%, over the $486,000 recorded in fiscal 2002. The increase resulted from increase of $125,000 in gain on sale of investment securities year to year and $134,000, or 29.5%, in other operating income. The increase in other operating income was comprised primarily of increases in fees on loans and deposits transactions.

General, Administrative and Other Expense. General, administrative and other expense totaled $3.3 million for the fiscal year ended June 30, 2003, an increase of $200,000, or 6.5%, over the total recorded in fiscal 2002. The increase resulted primarily from increases of $149,000, or 9.5%, in employee compensation and benefits, $15,000, or 3.8%, in data processing costs, $10,000, or 1.2%, in other operating expense, and $18,000, or 16.2%, in franchise taxes. The increase in employee compensation and benefits was due primarily to the addition of five employees at the Waverly office and normal merit increases, which were partially offset by a $45,000 decline in expense related to stock benefit plans and an increase in deferred loan costs associated with the increase in lending volume year to year. The increase in data processing was due primarily to system upgrades, as well as increased costs related to American's growth in loans and deposits. The increase in franchise taxes was due primarily to growth in ASB's equity year to year. The increase in other operating expense was due primarily to increased expense associated with the debit card program and pro-rata increases in operating costs due to the Corporation's overall growth year to year.

Federal Income Taxes. The provision for federal income taxes totaled $846,000 for the fiscal year ended June 30, 2003, an increase of $298,000, or 54.4%, over the $548,000 recorded in fiscal 2002. The increase was due primarily to the $1.1 million, or 58.7%, increase in pre-tax earnings, which was partially offset by a $100,000 New Markets tax credits. ASB's effective tax rates were 29.1% and 29.9% for the fiscal years ended June 30, 2003 and 2002, respectively.


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


                                                                        Year ended June 30,
                                                2004                            2003                            2002
                                  Average     Interest            Average     Interest            Average     Interest
                                outstanding    earned/  Yield/  outstanding    earned/  Yield/  outstanding    earned/  Yield/
                                  balance       paid     rate     balance       paid     rate     balance       paid     rate
                                                                       (Dollars in thousands)

Interest-earning assets:
  Loans receivable                $124,219    $8,102     6.52%    $113,396    $8,231     7.26%    $106,024    $7,901     7.45%
  Mortgage-backed
   securities                       11,548       200     1.73        9,828       384     3.91        6,947       413     5.95
  Investment securities and
   other interest-earning
   assets                           17,948       652     3.63       25,929       961     3.71       25,930     1,229     4.74
                                  --------    ------   ------     --------    ------   ------     --------    ------   ------

    Total interest-earning
     assets                        153,715     8,954     5.83      149,153     9,576     6.42      138,901     9,543     6.87

Non-interest-earning assets          5,786                           2,219                           3,728
                                  --------                        --------                        --------

Total assets                      $159,501                        $151,372                        $142,629
                                  ========                        ========                        ========

Interest-bearing liabilities:
  Deposits                        $133,731     2,862     2.14     $128,626     3,817     2.97     $120,212     4,931     4.10
  Borrowings                         8,459       189     2.23        4,354        71     1.63        5,039       119     2.36
                                  --------    ------   ------     --------    ------   ------     --------    ------   ------

    Total interest-bearing
     liabilities                   142,190     3,051     2.15      132,980     3,888     2.92      125,251     5,050     4.03
                                              ------   ------                 ------   ------                 ------   ------

Non-interest-bearing
 liabilities                         1,837                           2,051                           4,199
                                  --------                        --------                        --------

    Total liabilities              144,027                         135,031                         129,450

Shareholders' equity                15,474                          16,341                          13,179
                                  --------                        --------                        --------

    Total liabilities and
     shareholders' equity         $159,501                        $151,372                       $142,629
                                  ========                        ========                       ========

Net interest income                           $5,903                          $5,688                          $4,493
                                              ======                          ======                          ======

Interest rate spread                                     3.68%                           3.50%                           2.84%
                                                       ======                          ======                          ======

Net interest margin (net
 interest income as a
 percent of average
 interest-earning assets)                                3.84%                           3.81%                           3.23%
                                                       ======                          ======                          ======

Average interest-earning
 assets to average interest-
 bearing liabilities                                   108.11%                         112.16%                         110.90%
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


                                                                Year ended June 30,
                                                     2004 vs. 2003                 2003 vs. 2002
                                                 Increase                      Increase
                                                (decrease)                    (decrease)
                                                  due to                        due to
                                             Volume     Rate      Total    Volume     Rate       Total
                                                                  (In thousands)

Interest-earning assets:
  Loans receivable                           $ 790    $  (919)    $(129)    $579    $  (249)    $   330
  Mortgage-backed securities                    67       (251)     (184)     181       (210)        (29)
  Investment securities and interest -
   bearing assets                             (295)       (14)     (309)       -       (268)       (268)
                                             -----    -------     -----     ----    -------     -------

      Total interest-earning assets            562     (1,184)     (622)     760       (727)         33
                                             -----    -------     -----     ----    -------     -------

Interest-bearing liabilities:
  Deposits                                     154     (1,109)     (955)     378     (1,492)     (1,114)
  Borrowings                                    67         51       118      (16)       (32)        (48)
                                             -----    -------     -----     ----    -------     -------

      Total interest-bearing liabilities       221     (1,058)     (837)     362     (1,524)     (1,162)
                                             -----    -------     -----     ----    -------     -------

      Increase in net interest income        $ 341    $  (126)    $ 215     $398    $   797     $ 1,195
                                             =====    =======     =====     ====    =======     =======


                       ASSET AND LIABILITY MANAGEMENT

---------------------------------------------------------------------------

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

The following table presents, at June 30, 2004 and 2003, an analysis of the interest rate risk of American, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis point movements in market interest rates. Decreases of greater than 100 basis points are not presented at June 30, 2004 and 2003, due to the low interest rate environment at those dates.


                                                   At June 30, 2004            At June 30, 2003
                                              NPV as a % of               NPV as a % of
Changes in interest rate      Board limit     PV of Assets     Change     PV of Assets     Change
     (basis points)            % changes         Ratio         in NPV        Ratio         in NPV

         +300                    (6)%           $13,980       $(7,835)        9.26%       (256)bp
         +200                    (6)             16,746        (5,069)       10.45        (137)
         +100                    (6)             19,464        (2,351)       11.42         (40)
            -                     -              21,815             -        11.82           -
         -100                     6              22,672           857        11.60         (22)

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


                       LIQUIDITY AND CAPITAL RESOURCES

-----------------------------------------------------------------------------

Liquidity refers to the ability of an institution to generate sufficient cash to fund current loan demand, meet deposit withdrawals and pay operating expenses. Liquidity is influenced by financial market conditions, fluctuations in interest rates, general economic conditions and regulatory requirements. ASB's liquidity, primarily represented by cash and cash equivalents and investment securities available for sale, is a result of the operating, investing and financing activities of American. These activities are summarized below on a consolidated basis for the years ended June 30, 2004, 2003, and 2002:


                                                                       Year ended June 30,
                                                                  2004        2003        2002
                                                                         (In thousands)

Net cash from operating activities                              $  2,918     $ 2,229     $1,932
Net cash from investing activities                               (14,856)     (4,828)       647
Net cash from financing activities                                11,713       2,505        476
                                                                --------     -------     ------
Net change in cash and cash equivalents                             (225)        (94)     3,055
Cash and cash equivalents at the beginning of the year             7,610       7,704      4,649
                                                                --------     -------     ------
Cash and cash equivalents at the end of the year                $  7,385     $ 7,610     $7,704
                                                                ========     =======     ======

The following table sets forth information regarding the Bank's obligations and commitments to make future payments under contract as of June 30, 2004, at market rates:


                                                                Payments due by period
                                               Less than                            More than
                                                1 year    1 - 3 years   3 -5 years   5 years        Total
                                                                     (in thousands)

Contractual obligations:
  Advances from the Federal Home Loan Bank     $     -      $ 1,000      $ 5,651      $4,248      $ 10,899
  Certificates of deposit                       14,127       57,958       12,599           -        84,684
                                               -------      -------      -------      ------      --------
                                                14,127       58,958       18,250       4,248        95,583

Amount of commitments expiration per period
 Commitments to originate loans:
  Home equity lines of credit                      797        1,171        2,549       1,283         5,800
  Commercial lines of credit                     2,800            -            -           -         2,800
  Commercial letters of credit                     399            -            -           -           399
  Non-residential real estate and land loans     6,600            -            -           -         6,600
                                               -------      -------      -------      ------      --------
Total contractual obligations                  $24,723      $60,129      $20,799      $5,531      $111,182
                                               =======      =======      =======      ======      ========

It is management's belief that there are no known trends, known demands, commitments or events that are likely to result in a material change in the Corporation's liquidity position.

American is required by OTS regulations to maintain specified minimum amounts of capital. The following table sets forth the amount and percentage level of American's regulatory capital at June 30, 2004, and the minimum requirement amounts. Tangible and core capital are reflected as a percentage of adjusted total assets. Risk-based (or total) capital, which consists of core and supplementary capital, is reflected as a percentage of risk-weighted assets. At June 30, 2004, American met the definition of a "well capitalized" institution under OTS regulations.


                                               June 30, 2004
                                                                       Excess of
                                                                   regulatory capital
                            Regulatory            Current             over current
                             capital            requirement           requirement
                        Amount     Percent    Amount    Percent    Amount    Percent
                                           (Dollars in thousands)

Tangible capital        $15,366      9.3%     $2,478     1.5%     $12,888     7.8%

Core capital            $15,366      9.3%     $6,607     4.0%     $ 8,759     5.3%

Risk-based capital      $16,792     16.6%     $8,088     8.0%     $ 8,704     8.6%

                                                  [GRANT THORNTON LETTERHEAD]


           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
ASB Financial Corp.


We have audited the accompanying consolidated statements of financial condition of ASB Financial Corp. as of June 30, 2004 and 2003, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASB Financial Corp. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.


/s/ Grant Thornton LLP


Cincinnati, Ohio
August 12, 2004

                             ASB FINANCIAL CORP.

               CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           June 30, 2004 and 2003
                      (In thousands, except share data)


      ASSETS                                                                    2004         2003

Cash and due from banks                                                     $  2,078     $  2,932
Interest-bearing deposits in other financial institutions                      5,307        4,678
                                                                            --------     --------
      Cash and cash equivalents                                                7,385        7,610

Certificates of deposit in other financial institutions                          178          173
Investment securities available for sale - at market                          12,487       13,005
Mortgage-backed securities available for sale - at market                     11,768       12,130
Loans receivable - net of loan loss allowance of $999
 and $1,009 at June 30, 2004 and 2003, respectively                          129,821      114,919
Office premises and equipment - at depreciated cost                            1,814        1,829
Federal Home Loan Bank stock - at cost                                         1,104        1,061
Accrued interest receivable on loans                                             336          363
Accrued interest receivable on mortgage-backed securities                         50           62
Accrued interest receivable on investments and
 interest-bearing deposits                                                       130          230
Prepaid expenses and other assets                                                830        1,050
Prepaid federal income taxes                                                     183          164
Deferred federal income taxes                                                    285          159
                                                                            --------     --------

      Total assets                                                          $166,371     $152,755
                                                                            ========     ========

      LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                    $136,761     $130,780
Advances from the Federal Home Loan Bank                                      10,899        4,188
Advances by borrowers for taxes and insurance                                    180          177
Accrued interest payable                                                          52           72
Other liabilities                                                              1,055        1,179
                                                                            --------     --------
      Total liabilities                                                      148,947      136,396

Commitments                                                                        -            -

Shareholders' equity
  Preferred stock, 1,000,000 shares authorized, no par value;
   no shares issued                                                                -            -
  Common stock, 4,000,000 shares authorized, no par value; 1,911,180 and
   1,905,614 shares issued at June 30, 2004 and 2003, respectively                 -            -
  Additional paid-in capital                                                  10,165        9,895
  Retained earnings, restricted                                                9,848        8,782
  Shares acquired by stock benefit plans                                        (126)        (285)
  Accumulated comprehensive income, unrealized gains on securities
   designated as available for sale, net of related tax effects                  377          673
  Less 250,117 and 243,267 shares of treasury stock at
   June 30, 2004 and 2003, respectively - at cost                             (2,840)      (2,706)
                                                                            --------     --------
      Total shareholders' equity                                              17,424       16,359
                                                                            --------     --------

      Total liabilities and shareholders' equity                            $166,371     $152,755
                                                                            ========     ========

      The accompanying notes are an integral part of these statements.

                             ASB FINANCIAL CORP.

                     CONSOLIDATED STATEMENTS OF EARNINGS

              For the years ended June 30, 2004, 2003 and 2002
                    (In thousands, except per share data)


                                                                 2004      2003       2002

Interest income
  Loans                                                        $8,102    $8,231     $7,901
  Mortgage-backed securities                                      200       384        413
  Investment securities                                           641       936      1,221
  Interest-bearing deposits and other                              11        25          8
                                                               ------    ------     ------
      Total interest income                                     8,954     9,576      9,543

Interest expense
  Deposits                                                      2,862     3,817      4,931
  Borrowings                                                      189        71        119
                                                               ------    ------     ------
      Total interest expense                                    3,051     3,888      5,050
                                                               ------    ------     ------

      Net interest income                                       5,903     5,688      4,493

Provision for losses on loans                                     111       249         70
                                                               ------    ------     ------

      Net interest income after provision
       for losses on loans                                      5,792     5,439      4,423

Other income
  Gain on sale of office premises                                  58         -          -
  Gain on sale of investment securities                            40       156         31
  Other operating                                                 607       589        455
                                                               ------    ------     ------
      Total other income                                          705       745        486

General, administrative and other expense
  Employee compensation and benefits                            2,017     1,725      1,576
  Occupancy and equipment                                         235       198        190
  Franchise taxes                                                 169       129        111
  Data processing                                                 432       410        395
  Other operating                                                 890       815        805
                                                               ------    ------     ------
      Total general, administrative and other expense           3,743     3,277      3,077
                                                               ------    ------     ------

      Earnings before income taxes and extraordinary item       2,754     2,907      1,832

Federal income taxes
  Current                                                         694       908        595
  Deferred                                                         50       (62)       (47)
                                                               ------    ------     ------
      Total federal income taxes                                  744       846        548
                                                               ------    ------     ------

      Earnings before extraordinary item                        2,010     2,061      1,284

Extraordinary item - negative goodwill arising from Waverly
 acquisition - net of tax effects of $118                           -         -        229
                                                               ------    ------     ------

      NET EARNINGS                                             $2,010    $2,061     $1,513
                                                               ======    ======     ======

      EARNINGS PER SHARE
        Basic                                                  $ 1.22    $ 1.32     $ 1.00
                                                               ======    ======     ======

        Diluted                                                $ 1.18    $ 1.30     $  .97
                                                               ======    ======     ======

      The accompanying notes are an integral part of these statements.

                             ASB FINANCIAL CORP.

               CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

              For the years ended June 30, 2004, 2003 and 2002
                               (In thousands)


                                                                  2004       2003       2002

Net earnings                                                    $2,010     $2,061     $1,513

Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on securities during the year, net of taxes (benefits) of $(139), $(38) and $47
   in 2004, 2003 and 2002, respectively                           (270)       (74)        91

Reclassification adjustment for realized gains
 included in earnings, net of taxes of $14, $53 and $11
 in 2004, 2003 and 2002, respectively                              (26)      (103)       (20)
                                                                ------     ------     ------

Comprehensive income                                            $1,714     $1,884     $1,584
                                                                ======     ======     ======

Accumulated comprehensive income                                $  377     $  673     $  850
                                                                ======     ======     ======

      The accompanying notes are an integral part of these statements.

                             ASB FINANCIAL CORP.

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              For the years ended June 30, 2004, 2003 and 2002
                      (In thousands, except share data)


                                                                                         Unrealized gains
                                                                            Shares          (losses) on
                                                Additional                 acquired         securities
                                       Common    paid-in     Retained      by stock        designated as     Treasury
                                       stock     capital     earnings   benefit plans   available for sale     stock     Total

Balance at July 1, 2001                $  -      $ 8,482      $8,393        $(781)            $ 779          $(2,370)   $14,503

Amortization of expense related to
 stock benefit plans                      -           32           -          244                 -                -        276
Net earnings for the year ended
 June 30, 2002                            -            -       1,513            -                 -                -      1,513
Cash dividends of $.49 per share          -            -        (754)           -                 -                -       (754)
Purchase of treasury shares - at cost     -            -           -            -                 -             (260)      (260)
Issuance of shares under
 stock option plan                        -          105           -            -                 -                -        105
Unrealized gains on securities
 designated as available for sale,
 net of related tax effects               -            -           -            -                71                -         71
                                       ----      -------      ------        -----             -----          -------    -------

Balance at June 30, 2002                  -        8,619       9,152         (537)              850           (2,630)    15,454

Amortization of expense related to
 stock benefit plans                      -           60           -          252                 -                -        312
Net earnings for the year ended
 June 30, 2003                            -            -       2,061            -                 -                -      2,061
Cash dividends of $1.53 per share         -            -      (2,431)           -                 -                -     (2,431)
Purchase of treasury shares - at cost     -            -           -            -                 -              (76)       (76)
Issuance of shares under
 stock option plan                        -        1,216           -            -                 -                -      1,216
Unrealized losses on securities
 designated as available for sale,
 net of related tax effects               -            -           -            -              (177)               -       (177)
                                       ----      -------      ------        -----             -----          -------    -------

Balance at June 30, 2003                  -        9,895       8,782         (285)              673           (2,706)    16,359

Amortization of expense related to
 stock benefit plans                      -          192           -          159                 -                -        351
Net earnings for the year ended
 June 30, 2004                            -            -       2,010            -                 -                -      2,010
Cash dividends of $.57 per share          -            -        (944)           -                 -                -       (944)
Purchase of treasury shares - at cost     -            -           -            -                 -             (134)      (134)
Issuance of shares under
 stock option plan                        -           78           -            -                 -                -         78
Unrealized losses on securities
 designated as available for sale,
 net of related tax effects               -            -           -            -              (296)               -       (296)
                                       ----      -------      ------        -----             -----          -------    -------

Balance at June 30, 2004               $  -      $10,165      $9,848        $(126)            $ 377          $(2,840)   $17,424
                                       ====      =======      ======        =====             =====          =======    =======

      The accompanying notes are an integral part of these statements.

                             ASB FINANCIAL CORP.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the years ended June 30, 2004, 2003 and 2002
                               (In thousands)


                                                                       2004         2003         2002

Cash flows from operating activities:
  Net earnings for the year                                        $  2,010     $  2,061     $  1,513
  Adjustments to reconcile net earnings to net cash
   from operating activities:
    Amortization of discounts and premiums on loans,
     investments and mortgage-backed securities - net                   233          614           13
    Amortization of deferred loan origination fees                       27          (62)         (62)
    Amortization of expense related to stock benefit plans              351          312          276
    Depreciation and amortization                                       154          127          128
    Provision for losses on loans                                       111          249           70
    Gain on sale of office premises                                     (58)           -            -
    Gain on sale of investment securities                               (40)        (156)         (31)
    Federal Home Loan Bank stock dividends                              (43)         (44)         (44)
    Loss on sale of real estate acquired through foreclosure              -            4            -
    Increase (decrease) in cash, net of acquisition of Waverly
    Building and Loan Company, due to changes in:
      Accrued interest receivable on loans                              (28)         (92)         (35)
      Accrued interest receivable on mortgage-backed securities          12          (21)           9
      Accrued interest receivable on investments and
       interest-bearing deposits                                        100           63            6
      Prepaid expenses and other assets                                 220         (290)         142
      Accrued interest payable                                          (20)         (13)         (44)
      Other liabilities                                                (142)        (128)         (52)
      Federal income taxes
        Current                                                         (19)        (333)          90
        Deferred                                                         50          (62)         (47)
                                                                   --------     --------     --------
          Net cash provided by operating activities                   2,918        2,229        1,932

Cash flows from investing activities:
  Proceeds from maturity of investment securities                     9,710       18,229       23,885
  Proceeds from sale of investment securities                           559        6,629           31
  Purchase of investment securities                                 (10,063)     (17,573)     (23,914)
  Purchase of mortgage-backed securities                             (5,691)      (9,963)      (3,011)
  Principal repayments on mortgage-backed securities                  5,498        4,896        4,706
  Proceeds from sale of mortgage-backed securities                       58            -            -
  Purchase of loans                                                       -       (2,750)      (2,000)
  Loan principal repayments                                          36,834       38,907       34,588
  Loan disbursements                                                (51,901)     (42,821)     (34,533)
  Purchase of office premises and equipment                            (139)        (679)         (11)
  Proceeds from sale of office premises                                  58            -            -
  Proceeds from sale of real estate acquired through foreclosure        226          370            -
  Increase in certificates of deposit in other financial
   institutions - net                                                    (5)         (73)           -
  Net cash received through acquisition of Waverly Building
   and Loan Company                                                       -            -          906
                                                                   --------     --------     --------
          Net cash provided by (used in) investing activities       (14,856)      (4,828)         647
                                                                   --------     --------     --------

          Net cash provided by (used in) operating and
           investing activities (subtotal carried forward)          (11,938)      (2,599)       2,579
                                                                   --------     --------     --------




                             ASB FINANCIAL CORP.

              CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

              For the years ended June 30, 2004, 2003 and 2002
                               (In thousands)


                                                                       2004         2003         2002

          Net cash provided by (used in) operating and
           investing activities (subtotal brought forward)         $(11,938)    $ (2,599)    $  2,579

Cash flows from financing activities:
  Net increase in deposit accounts                                    5,981        3,816        1,428
  Proceeds from Federal Home Loan Bank advances                      12,450        2,400        8,300
  Repayment of Federal Home Loan Bank advances                       (5,739)      (2,435)      (8,334)
  Advances by borrowers for taxes and insurance                           3           15           (9)
  Proceeds from issuance of shares under stock option plan               78        1,216          105
  Purchase of treasury stock                                           (134)         (76)        (260)
  Dividends paid on common stock                                       (926)      (2,431)        (754)
                                                                   --------     --------     --------
          Net cash provided by financing activities                  11,713        2,505          476
                                                                   --------     --------     --------

Net increase (decrease) in cash and cash equivalents                   (225)         (94)       3,055

Cash and cash equivalents at beginning of year                        7,610        7,704        4,649
                                                                   --------     --------     --------

Cash and cash equivalents at end of year                           $  7,385     $  7,610     $  7,704
                                                                   ========     ========     ========

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                           $    764     $    688     $    390
                                                                   ========     ========     ========

    Interest on deposits and borrowings                            $  3,071     $  3,781     $  5,094
                                                                   ========     ========     ========

Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as
   available for sale, net of related tax effects                  $   (296)    $   (177)    $     71
                                                                   ========     ========     ========

  Transfers from loans to real estate acquired through
   foreclosure                                                     $    352     $    374     $      -
                                                                   ========     ========     ========

  Loans disbursed upon sale of real estate acquired through
   foreclosure                                                     $   (126)    $      -     $      -
                                                                   ========     ========     ========

  Fair value of assets received in acquisition of the Waverly
   Building and Loan Company                                       $      -     $      -     $  5,646
                                                                   ========     ========     ========

  Dividends payable                                                $    251     $    233     $    199
                                                                   ========     ========     ========

      The accompanying notes are an integral part of these statements.

                             ASB FINANCIAL CORP.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        June 30, 2004, 2003 and 2002


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

   In late June of fiscal 2002, the Savings Bank acquired substantially all of the assets and liabilities of The Waverly Building and Loan Company ("Waverly"). The acquisition was accounted for using the purchase method of accounting. The business combination with Waverly added approximately $5.6 million in assets and $4.6 million in liabilities to the Corporation at June 30, 2002. Consistent with the purchase method of accounting, Waverly's results of operations were not included in the consolidated financial statements for the fiscal year ended June 30, 2002.

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

      Principles of Consolidation
      ---------------------------

      The consolidated financial statements include the accounts of the Corporation, the Savings Bank, ASB Community Development Corporation and A.S.L. Services, Inc., the Savings Bank's wholly-owned subsidiaries. ASB Community Development Corporation was formed in March 2003 for the purpose of participating in a federal program designed to promote lending in new markets, which in turn provides federal income tax credits to the Savings Bank. All significant intercompany balances and transactions have been eliminated.

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


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

      At June 30, 2004 and 2003, the Corporation had designated all investment and mortgage-backed securities as available for sale.

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

                        June 30, 2004, 2003 and 2002


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

      It is the Savings Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, once a collateral-dependent loan becomes more than ninety days delinquent, it is considered to constitute more than a minimum delay in repayment and is evaluated for impairment under SFAS No. 114 at that time.

      The Savings Bank's total impaired loans were as follows at June 30:


                                                  2004      2003
                                                  (In thousands)

      Impaired loans with related allowance       $234      $384
      Impaired loans with no related allowance       -         -
                                                  ----      ----

            Total impaired loans                  $234      $384
                                                  ====      ====

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Allowance for Loan Losses (continued)
      -------------------------


                                                      2004    2003    2002
                                                         (In thousands)

      Allowance on impaired loans
        Beginning balance                             $ 46    $ 46    $ 46
        Provision                                        -       -       -
                                                      ----    ----    ----
        Ending balance                                $ 46    $ 46    $ 46
                                                      ====    ====    ====

      Average balance of impaired loans               $381    $436    $446
      Interest income recognized on impaired loans    $ 15    $ 20    $ 30

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

                        June 30, 2004, 2003 and 2002


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

      Salary Continuation Agreement
      -----------------------------

      The Savings Bank has entered into salary continuation agreements with certain current and former key members of management. These agreements provide for payments of up to fifteen years of compensation under certain circumstances. Recognition of compensation expense related to these salary continuation agreements totaled $36,000 for each of the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

      Benefit Plans
      -------------

      The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense related to the ESOP totaled approximately $181,000, $165,000 and $190,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

      During fiscal 2003, the Corporation initiated a defined contribution 401(k) plan which provides matching contributions to employees' elective salary deferrals. Substantially all employees over the age of 21 are eligible to participate. Expense related to the 401(k) plan totaled approximately $53,000 and $8,000 for the fiscal years ended June 30, 2004 and 2003, respectively.

      The Corporation has a Management Recognition Plan ("MRP" or the "Plan") which provided for awards of 68,558 shares to members of the board of directors and management. Common shares awarded under the MRP vest ratably over a five year period, commencing with the date of the award in fiscal 1996. Expense recognized under the MRP totaled approximately $62,000, $80,000 and $100,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively. As of June 30, 2004, all shares under the Corporation's MRP have been awarded. Management currently anticipates a continuing level of MRP expense for each of the next three fiscal years.

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Earnings Per Share
      ------------------

      Basic earnings per share for the fiscal years ended June 30, 2004, 2003 and 2002 is based upon the weighted-average shares outstanding during the year, less 8,128 and 21,979 unallocated ESOP shares during 2003 and 2002, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations were as follows:


                                                2004         2003         2002

      Weighted-average common shares
       outstanding (basic)                   1,666,012    1,561,513    1,512,553
      Dilutive effect of assumed exercise
       of stock options                         44,369       27,860       53,177
                                             ---------    ---------    ---------
      Weighted-average common shares
       outstanding (diluted)                 1,710,381    1,589,373    1,565,730
                                             =========    =========    =========

      Stock Option Plan
      -----------------

      During fiscal 1996 the Board of Directors adopted the ASB Financial Corp. Stock Option and Incentive Plan (the "Plan") that provided for the issuance of 225,423 shares, as adjusted, of authorized but unissued shares of common stock at fair value at the date of grant. In fiscal 1996, the Corporation granted 197,521 options which currently have an adjusted exercise price of $7.64. The number of options granted and the exercise price have been adjusted to give effect to returns of capital and special dividend distributions paid by the Corporation. The Plan provides that one-fifth of the options granted become exercisable on each of the first five anniversaries of the date of grant.

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

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Stock Option Plan (continued)
      -----------------


                                               2004           2003            2002
                                             (In thousands, except per share data)

      Net earnings          As reported      $2,010         $2,061          $1,513
                                             ======         ======          ======

                            Pro-forma        $1,989         $2,050          $1,511
                                             ======         ======          ======

      Earnings per share
        Basic               As reported      $ 1.22         $ 1.32          $ 1.00
                                             ======         ======          ======

                            Pro-forma        $ 1.19         $ 1.31          $ 1.00
                                             ======         ======          ======

        Diluted             As reported      $ 1.18         $ 1.30          $  .97
                                             ======         ======          ======

                            Pro-forma        $ 1.16         $ 1.29          $  .97
                                             ======         ======          ======

      The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants during fiscal 2004 and 2003: dividend yield of 2.3% and 2.9%, respectively; expected volatility of 20.0% for both years; a risk-free interest rate of 4.3% and 3.4%, respectively; and an expected life of ten years for all grants.

      A summary of the status of the Corporation's Plan as of June 30, 2004, 2003 and 2002, and changes during the periods ending on those dates is presented below:


                                                  2004                     2003                     2002
                                                     Weighted-                 Weighted-                Weighted-
                                                      average                   average                  average
                                                     exercise                  exercise                 exercise
                                          Shares       price       Shares        price       Shares       price

      Outstanding at beginning of year    77,694       $ 8.89      212,915       $ 7.69     226,672       $7.70
      Granted                              6,000        26.00        9,712        16.50           -           -
      Exercised                           (5,566)        9.57     (144,933)        7.64     (13,757)       7.64
      Forfeited                                -            -            -            -           -           -
                                          ------       ------     --------       ------     -------       -----

      Outstanding at end of year          78,128       $10.15       77,694       $ 8.89     212,915       $7.69
                                          ======       ======     ========       ======     =======       =====

      Options exercisable at year-end     59,616       $ 7.87       61,982       $ 7.71     204,915       $7.65
                                          ======       ======     ========       ======     =======       =====

      Weighted-average fair value of
       options granted during the year                 $11.41                    $ 5.28                     N/A
                                                       ======                    ======                   =====

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Stock Option Plan (continued)
      -----------------

      The following information applies to options outstanding at June 30, 2004:

      Number outstanding                                             63,616
      Range of exercise prices                                $7.64 - $8.75
      Number outstanding                                             14,512
      Range of exercise prices                              $16.50 - $26.00
      Weighted-average exercise price                                $10.15
      Weighted-average remaining contractual life                 4.6 years

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

      The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2004 and 2003:

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

                        June 30, 2004, 2003 and 2002


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

            Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At June 30, 2004 and 2003, the difference between the fair value and notional amount of loan commitments was not material.

      Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 were as follows:


                                                   2004                    2003
                                           Carrying     Fair       Carrying     Fair
                                             value      value        value      value
                                                          (In thousands)

      Financial assets
        Cash and cash equivalents and
         certificates of deposit           $  7,563    $  7,563    $  7,783    $  7,783
      Investment securities                  12,487      12,487      13,005      13,005
      Mortgage-backed securities             11,768      11,768      12,130      12,130
      Loans receivable                      129,887     133,360     114,974     117,421
      Federal Home Loan Bank stock            1,104       1,104       1,061       1,061
                                           --------    --------    --------    --------

                                           $162,809    $166,282    $148,953    $151,400
                                           ========    ========    ========    ========

      Financial liabilities
        Deposits                           $136,761    $135,711    $130,780    $131,630
        Escrow deposits                         180         180         177         177
        Federal Home Loan Bank advances      10,899      11,031       4,188       4,184
                                           --------    --------    --------    --------

                                           $147,840    $146,922    $135,145    $135,991
                                           ========    ========    ========    ========

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Cash and Cash Equivalents
      -------------------------

      For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

      Advertising
      -----------

      Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $111,000, $73,000 and $48,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

      Effects of Recent Accounting Pronouncements
      -------------------------------------------

      In March 2004, the Emerging Issues Task Force ("EITF") issued EITF 03-01 "The Meaning of Other-than-Temporary Impairment and its Application to Certain Investments." EITF 03-01 requires that unrealized losses on investment securities that are deemed other-than-temporary be recorded as an adjustment to operations. The Statement applies both to securities designated as held to maturity and those designated as available for sale. EITF 03-01 provides that unrealized losses may be viewed as other-than-temporary as a result not only due to deterioration of the credit quality of the issuer, but due to changes in the interest rate environment as well. An investor must be able to demonstrate the positive ability and intent to hold such securities until a forecasted recovery takes place or until maturity of the security. EITF 03-01 requires separate disclosure related to unrealized losses for securities that have been in an unrealized loss position for a period of less than twelve months and for those that have been in an unrealized loss position for a period greater than twelve months, for financial statements issued for years ending after December 15, 2003. The loss recognition provisions of other-than-temporary losses under EITF 03-01 are effective September 30, 2004. It is management's belief that, given the Corporation's liquidity position, and assuming no credit quality concerns, EITF 03-01 will have no material effect on the Corporation's financial statements.

      In March 2004, the Financial Accounting Standards Board (the "FASB") issued a proposed Statement, "Share-Based Payment," that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transactions, including stock option grants, using APB Opinion No. 25, "Accounting for Stock Issued to Employees," and generally would require instead that such transactions be accounted for using a fair-value-based method. Issuance of the final standards and adoption by the Corporation would be expected to result in recognition of compensation expense for the effect of stock option grants in future periods.

      Reclassifications
      -----------------

      Certain prior year amounts have been reclassified to conform to the 2004 consolidated financial statement presentation.

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

   The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2004 and 2003 are summarized as follows:


                                                                  2004
                                                           Gross         Gross      Estimated
                                           Amortized    unrealized    unrealized      fair
                                              cost         gains        losses        value
                                                             (In thousands)

   Available for sale:
     U.S. Government agency obligations     $10,863        $  4          $192        $10,675
     Municipal obligations                      881           -            19            862
     FHLMC stock                                 15         935             -            950
                                            -------        ----          ----        -------

                                            $11,759        $939          $211        $12,487
                                            =======        ====          ====        =======


                                                                  2003
                                                           Gross         Gross      Estimated
                                           Amortized    unrealized    unrealized      fair
                                              cost         gains        losses        value
                                                             (In thousands)

   Available for sale:
     U.S. Government agency obligations     $11,932        $ 90          $  -        $12,022
     Municipal obligations                      203           5             -            208
     FHLMC stock                                 15         760             -            775
                                            -------        ----          ----        -------

                                            $12,150        $855          $  -        $13,005
                                            =======        ====          ====        =======

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

   The amortized cost and estimated fair value of U.S. Government agency and municipal obligations by contractual term to maturity at June 30 are shown below:


                                             2004                      2003
                                                 Estimated                 Estimated
                                    Amortized      fair       Amortized      fair
                                       cost        value       cost          value
                                                     (In thousands)

   Due in three years or less        $ 2,896      $ 2,866      $   250      $   252
   Due after three years through
    five years                         2,916        2,909        3,723        4,291
   Due after five years                5,932        5,762        8,162        7,687
                                     -------      -------      -------      -------

                                     $11,744      $11,537      $12,135      $12,230
                                     =======      =======      =======      =======

   At June 30, 2004 and 2003, the Corporation had pledged investment securities totaling $5.5 million and $6.3 million, respectively, to secure public and other deposits.

   The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 2004 and 2003 are summarized as follows:


                                                                       2004
                                                               Gross         Gross       Estimated
                                                Amortized    unrealized    unrealized      fair
                                                   cost        gains         losses        value
                                                                  (In thousands)

   Available for sale:
     Federal Home Loan Mortgage
      Corporation participation certificates     $ 2,031        $ 10          $ 32        $ 2,009
     Government National Mortgage
      Association participation certificates       1,931          23            20          1,934
     Federal National Mortgage Association
      participation certificates                   7,910          13           154          7,769
     Collateralized mortgage obligations              55           1             -             56
                                                 -------        ----          ----        -------

         Total mortgage-backed securities        $11,927        $ 47          $206        $11,768
                                                 =======        ====          ====        =======


                                                                       2003
                                                               Gross         Gross       Estimated
                                                Amortized    unrealized    unrealized      fair
                                                   cost        gains         losses        value
                                                                  (In thousands)

   Available for sale:
     Federal Home Loan Mortgage
      Corporation participation certificates     $ 3,593        $ 45          $  2        $ 3,636
     Government National Mortgage
      Association participation certificates       1,817          69             -          1,886
     Federal National Mortgage Association
      participation certificates                   6,468          63            12          6,519
     Collateralized mortgage obligations              89           -             -             89
                                                 -------        ----          ----        -------

         Total mortgage-backed securities        $11,967        $177          $ 14        $12,130
                                                 =======        ====          ====        =======

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

   The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.


                                      June 30,
                                    2004       2003
                                   (In thousands)

   Due within three years        $   169    $    14
   Due in three to five years        712        532
   Due in five to ten years        3,098      1,356
   Due in ten to twenty years      1,234      2,296
   Due after twenty years          6,714      7,769
                                 -------    -------

                                 $11,927    $11,967
                                 =======    =======

   Proceeds from sales of investment securities amounted to $559,000, $6.6 million and $31,000 during the fiscal years ended June 30, 2004, 2003 and 2002, respectively, and resulted in gross realized gains totaling $40,000, $156,000 and $31,000, for those respective periods.

   The table below indicates the length of time individual securities had been in a continuous unrealized loss position at June 30, 2004:


                                Less than 12 months                 12 months or longer                         Total
     Description of       Number of     Fair     Unrealized   Number of     Fair    Unrealized    Number of     Fair     Unrealized
       securities        investments    value      losses     investments   value     losses     investments    value      losses
                                        (Dollars in thousands)

   Municipal obligations      5        $   862      $ 19           -         $ -       $ -            5        $   862      $ 19
   U.S. Government
    agency obligations       18         10,675       192           -           -         -           18         10,675       192
   Mortgage-backed
    securities               39          9,778       206           -           -         -           39          9,778       206
                             --        -------      ----          --         ---       ---           --        -------      ----

   Total temporarily
    impaired securities      62        $21,315      $417           -         $ -       $ -           62        $21,315      $417
                             ==        =======      ====          ==         ===       ===           ==        =======      ====

      Management has the intent to hold these securities for the foreseeable future and the decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach the securities' respective maturity dates.

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE C - LOANS RECEIVABLE

   The composition of the loan portfolio at June 30 is as follows:


                                                    2004        2003
                                                   (In thousands)

   Residential real estate
     One- to four- family                       $ 79,817    $ 75,737
     Multi-family                                  5,399       6,224
     Construction                                 11,124       5,334
   Nonresidential real estate and land            18,694      15,643
   Consumer and other                             21,516      15,353
                                                --------    --------
                                                 136,550     118,291
   Less:
     Undisbursed portion of loans in process       5,536       2,181
     Deferred loan origination fees                  194         182
     Allowance for loan losses                       999       1,009
                                                --------    --------

                                                $129,821    $114,919
                                                ========    ========

   The Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprised approximately $85.2 million, or 62%, of the total loan portfolio at June 30, 2004, and $82.0 million, or 69%, of the total loan portfolio at June 30, 2003. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southeastern Ohio, thereby impairing collateral values. However, management believes that residential real estate values in the Savings Bank's primary lending area are presently stable.

   In the normal course of business, the Savings Bank makes loans to some of its directors, officers and employees. In the opinion of management, such loans are consistent with sound lending practices, are generally on market terms and are within applicable regulatory lending limitations. The aggregate dollar amount of loans outstanding to directors and officers totaled approximately $1.0 million and $911,000 at June 30, 2004 and 2003, respectively.


NOTE D - ALLOWANCE FOR LOAN LOSSES

   The activity in the allowance for loan losses is summarized as follows for the years ended June 30:


                                                 2004       2003     2002
                                                     (In thousands)

   Balance at beginning of year                $1,009     $  855     $713
   Allowance resulting from acquisition of
    The Waverly Building and Loan Company           -          -      160
   Provision for losses on loans                  111        249       70
   Charge-offs of loans - net of recoveries      (121)       (95)     (88)
                                               ------     ------     ----

   Balance at end of year                      $  999     $1,009     $855
                                               ======     ======     ====

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE D - ALLOWANCE FOR LOAN LOSSES (continued)

   As of June 30, 2004, the Savings Bank's allowance for loan losses was solely general in nature, and is includible as a component of regulatory risk-based capital, subject to certain percentage limitations.

   Nonperforming loans totaled approximately $1.0 million, $1.2 million and $707,000 at June 30, 2004, 2003 and 2002, respectively.

   Interest income that would have been recognized had such nonperforming and nonaccrual loans been performing in accordance with contractual terms totaled approximately $66,000, $58,000 and $44,000 for the years ended June 30, 2004, 2003 and 2002, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

   Office premises and equipment at June 30 were comprised of the following:


                                            2004      2003
                                           (In thousands)

   Land and improvements                  $  604    $  639
   Construction in progress                    5       348
   Office buildings and improvements       1,987     1,648
   Furniture, fixtures and equipment       1,000       822
                                          ------    ------
                                           3,596     3,457
     Less accumulated depreciation and
      amortization                         1,782     1,628
                                          ------    ------

                                          $1,814    $1,829
                                          ======    ======

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE F - DEPOSITS

   Deposits consist of the following major classifications at June 30:


   Deposit type and weighted-
    average interest rate                  2004        2003
                                          (In thousands)

   NOW accounts
     2004 - 0.21%                      $  7,706
     2003 - 0.22%                                  $  8,463
   Passbook
     2004 - 0.84%                        11,828
     2003 - 1.10%                                    10,963
   Money market deposit accounts
     2004 - 1.47%                        32,543
     2003 - 1.17%                                    30,319
                                       --------    --------
   Total demand, transaction and
    passbook deposits                    52,077      49,745

   Certificates of deposit
    Original maturities of:
     Less than 12 months
       2004 - 1.27%                       2,949
       2003 - 1.79%                                   3,958
     12 months to 24 months
       2004 - 2.24%                      38,570
       2003 - 3.07%                                  47,058
     25 months to 36 months
       2004 - 3.30%                      11,591
       2003 - 4.10%                                   2,754
     More than 36 months
       2004 - 4.23%                       6,353
       2003 - 4.50%                                   4,922
     Individual retirement accounts
       2004 - 3.14%                      17,313
       2003 - 3.49%                                  16,114
     Jumbo accounts
       2004 - 2.62%                       7,908
       2003 - 2.94%                                   6,229
                                       --------    --------
   Total certificates of deposit         84,684      81,035
                                       --------    --------

   Total deposit accounts              $136,761    $130,780
                                       ========    ========

   At June 30, 2004 and 2003, the Savings Bank had certificate of deposit accounts with balances greater than $100,000 totaling $13.9 million and $12.8 million, respectively.

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE F - DEPOSITS (continued)

   Interest expense on deposits for the year ended June 30 is summarized as follows:


                                     2004      2003      2002
                                   (In thousands)

   Passbook                        $  146    $  221    $  260
   NOW and money market deposit
    accounts                          407       482       567
   Certificates of deposit          2,309     3,114     4,104
                                   ------    ------    ------

                                   $2,862    $3,817    $4,931
                                   ======    ======    ======

   Maturities of outstanding certificates of deposit at June 30 are summarized as follows:


                            2004       2003
                           (In thousands)

   Less than one year    $14,127    $13,442
   One to three years     57,958     58,677
   Over three years       12,599      8,916
                         -------    -------

                         $84,684    $81,035
                         =======    =======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

   Advances from the Federal Home Loan Bank, collateralized at June 30, 2004 by pledges of certain residential mortgage loans totaling $13.9 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:


                         Maturing
                        year ending               June 30,
   Interest rate         June 30,             2004           2003
                                           (Dollars in thousands)

   1.24%                   2004            $     -         $1,000
   2.35%                   2006              1,000              -
   1.37% - 3.55%           2008              4,151          2,188
   3.94%                   2009              1,500          1,000
   4.56%                   2011              1,500              -
   2.86%-5.11%             2014              2,748              -
                                           -------         ------

                                           $10,899         $4,188
                                           =======         ======

      Weighted-average interest rate          3.12%          1.33%
                                              ====           ====

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE H - FEDERAL INCOME TAXES

   Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30 as follows:


                                                       2004      2003     2002
                                                           (In thousands)

   Federal income taxes computed at statutory rate    $ 936     $ 988     $623
   Increase (decrease) in taxes resulting from:
     Low income housing investment tax credits          (78)      (78)     (78)
     New Markets tax credits                           (100)     (100)       -
     Nontaxable interest income                          (8)       (3)      (3)
     Other                                               (6)       39        6
                                                      -----     -----     ----
   Federal income tax provision per consolidated
    financial statements before extraordinary item    $ 744     $ 846     $548
                                                      =====     =====     ====

   The composition of the Corporation's net deferred tax asset at June 30 was as follows:


                                                                          2004     2003
                                                                          (In thousands)

   Taxes (payable) refundable on temporary
    differences at estimated corporate tax rate:
     Deferred tax assets:
       General loan loss allowance                                        $355     $343
       Net operating losses of parent                                      240        -
       Deferred compensation                                               204      529
       Stock benefit plans                                                  14       26
       Book/tax depreciation                                                13        4
                                                                          ----     ----
         Total deferred tax assets                                         826      902

     Deferred tax liabilities:
       Percentage of earnings bad debt deduction                             -      (38)
       Deferred loan origination costs                                     (74)    (101)
       Federal Home Loan Bank stock dividends                             (273)    (259)
       Unrealized gains on securities designated as available for sale    (194)    (345)
                                                                          ----     ----
         Total deferred tax liabilities                                   (541)    (743)
                                                                          ----     ----

         Net deferred tax asset                                           $285     $159
                                                                          ====     ====

   Prior to fiscal 1997, the Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2004 includes approximately $2.1 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $700,000 at June 30, 2004.

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


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

   At June 30, 2004, the Savings Bank had outstanding commitments to originate loans totaling approximately $6.6 million. In addition, the Savings Bank had unused lines of credit for home equity loans and commercial loans totaling $5.8 million and $2.8 million, respectively. Further, the Savings Bank had outstanding commercial letters of credit totaling $399,000. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2004, and will be funded from normal cash flow from operations.


NOTE J - REGULATORY CAPITAL

   The Savings Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

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

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE J - REGULATORY CAPITAL (continued)

   During fiscal 2004, the Savings Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Savings Bank must maintain minimum capital ratios as set forth in the following tables.

   As of June 30, 2004 and 2003, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.


                                                         As of June 30, 2004
                                                                                      To be "well-
                                                                                   capitalized" under
                                                      For capital                   prompt corrective
                              Actual               adequacy purposes                action provisions
                         ----------------    ----------------------------    ------------------------------
                          Amount    Ratio        Amount          Ratio           Amount            Ratio
                                                       (Dollars in thousands)

   Tangible capital      $15,366     9.3%    > or = $2,478    > or = 1.5%    > or = $ 8,259    > or =  5.0%

   Core capital          $15,366     9.3%    > or = $6,607    > or = 4.0%    > or = $ 9,910    > or =  6.0%

   Risk-based capital    $16,792    16.6%    > or = $8,088    > or = 8.0%    > or = $10,111    > or = 10.0%


                                                         As of June 30, 2003
                                                                                      To be "well-
                                                                                   capitalized" under
                                                      For capital                   prompt corrective
                              Actual               adequacy purposes                action provisions
                         ----------------    ----------------------------    ------------------------------
                          Amount    Ratio        Amount          Ratio           Amount            Ratio
                                                       (Dollars in thousands)

   Tangible capital      $12,852     8.5%    > or = $2,260    > or = 1.5%    > or = $7,535     > or = 5.0%

   Core capital          $12,852     8.5%    > or = $6,028    > or = 4.0%    > or = $9,042     > or =  6.0%

   Risk-based capital    $14,204    15.3%    > or = $7,422    > or = 8.0%    > or = $9,278     > or = 10.0%

   The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in the Savings Bank's market area, could adversely affect future earnings and, consequently, the Savings Bank's ability to meet future minimum regulatory capital requirements.

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE K - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.

   The following condensed financial statements summarize the financial position of the Corporation as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the fiscal years ended June 30, 2004, 2003 and 2002.

                             ASB FINANCIAL CORP.
                      STATEMENTS OF FINANCIAL CONDITION
                           June 30, 2004 and 2003
                               (In thousands)


   ASSETS                                                                       2004        2003

   Interest-bearing deposits in American Savings Bank, fsb                   $   620     $   706
   Interest-bearing deposits in other financial institutions                     874       1,869
   Loans receivable                                                              174         164
   Loan receivable from ESOP                                                       -          98
   Investment in American Savings Bank, fsb                                   15,743      13,526
   Prepaid expenses and other                                                    264         229
                                                                             -------     -------

         Total assets                                                        $17,675     $16,592
                                                                             =======     =======

   LIABILITIES AND SHAREHOLDERS' EQUITY

   Dividends payable                                                         $   251     $   233

   Shareholders' equity
     Common stock and additional paid-in capital                              10,165       9,895
     Retained earnings                                                         9,848       8,782
     Shares acquired by stock benefit plans                                     (126)       (285)
     Treasury shares - at cost                                                (2,840)     (2,706)
     Unrealized gains on securities designated as available for sale, net        377         673
                                                                             -------     -------
         Total shareholders' equity                                           17,424      16,359
                                                                             -------     -------

         Total liabilities and shareholders' equity                          $17,675     $16,592
                                                                             =======     =======

                             ASB FINANCIAL CORP.
                           STATEMENTS OF EARNINGS
                  Years ended June 30, 2004, 2003 and 2002
                               (In thousands)


                                                           2004      2003      2002

   Revenue
     Interest income                                     $   22    $  117    $  185
     Gain on sale of investments                              -        95         -
     Equity in earnings of American Savings Bank, fsb     2,162     2,001     1,458
                                                         ------    ------    ------
         Total revenue                                    2,184     2,213     1,643

   General and administrative expense                       169       120       101
                                                         ------    ------    ------

   Earnings before income taxes                           2,015     2,093     1,542

   Federal income taxes                                       5        32        29
                                                         ------    ------    ------

         NET EARNINGS                                    $2,010    $2,061    $1,513
                                                         ======    ======    ======

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE K - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP. (continued)

                             ASB FINANCIAL CORP.
                          STATEMENTS OF CASH FLOWS
                  Years ended June 30, 2004, 2003 and 2002
                               (In thousands)


                                                                   2004       2003       2002

   Cash flows from operating activities:
     Net earnings for the year                                   $2,010     $2,061     $1,513
     Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities:
     Gain on sale of investments                                      -        (95)         -
     Amortization of premiums and discounts on loans
      and investment securities - net                                 -          -         (2)
     (Undistributed earnings of) excess distributions
      from consolidated subsidiary                               (2,217)       999     (1,458)
     Increase (decrease) in cash due to changes in:
       Prepaid expenses and other assets                              2       (134)        50
       Deferred federal income taxes                                  -          -         (1)
       Other liabilities                                             18        (97)        13
                                                                 ------     ------     ------
        Net cash provided by (used in) operating activities        (187)     2,734        115

   Cash flows provided by (used in) investing activities:
     Proceeds from repayment of loan                                 98        161        140
     Proceeds from return of capital on investment securities         -          -         21
     Proceeds from sale of investment securities                      -      1,244          -
     Loan principal repayments                                       40        942        151
     Loan disbursements                                             (50)      (768)         -
                                                                 ------     ------     ------
         Net cash provided by investing activities                   88      1,579        312

   Cash flows provided by (used in) financing activities:
     Checks issued in excess of bank balance                          -     (1,625)       592
     Proceeds from exercise of stock options                         78      1,216        105
     Payment of dividends on common stock                          (926)    (2,431)      (754)
     Purchase of treasury shares                                   (134)       (76)      (260)
                                                                 ------     ------     ------
         Net cash used in financing activities                     (982)    (2,916)      (317)
                                                                 ------     ------     ------

   Net increase (decrease) in cash and cash equivalents          (1,081)     1,397        110

   Cash and cash equivalents at beginning of year                 2,575      1,178      1,068
                                                                 ------     ------     ------

   Cash and cash equivalents at end of year                      $1,494     $2,575     $1,178
                                                                 ======     ======     ======

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

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE L - CONDENSED FINANCIAL STATEMENTS OF ASB COMMUNITY DEVELOPMENT CORP.

   The following condensed financial statements summarize the financial position of ASB Community Development Corp. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the fiscal years ended June 30, 2004, 2003 and 2002.

                       ASB COMMUNITY DEVELOPMENT CORP.
                      STATEMENTS OF FINANCIAL CONDITION
                           June 30, 2004 and 2003
                               (In thousands)


   ASSETS                                                       2004      2003

   Interest-bearing deposits in American Savings Bank, fsb    $  123    $1,899
   Loans receivable                                            1,928       102
   Prepaid expenses and other                                      9         -
                                                              ------    ------

         Total assets                                         $2,060    $2,001
                                                              ======    ======

   LIABILITIES AND SHAREHOLDERS' EQUITY

         Total liabilities                                    $    -    $    -

   Shareholders' equity
     Common stock and additional paid-in capital               2,000     2,000
     Retained earnings                                            60         1
                                                              ------    ------
         Total shareholders' equity                            2,060     2,001
                                                              ------    ------

         Total liabilities and shareholders' equity           $2,060    $2,001
                                                              ======    ======


                       ASB COMMUNITY DEVELOPMENT CORP.
                           STATEMENTS OF EARNINGS
                     Years ended June 30, 2004 and 2003
                               (In thousands)


                                          2004    2003

   Revenue
     Interest income                      $ 59    $  1
     Other income                            1       -
                                          ----    ----
         Total revenue                      60       1

   General and administrative expenses       1       -
                                          ----    ----

   Earnings before income taxes             59       1

   Federal income taxes                      -       -
                                          ----    ----

         NET EARNINGS                     $ 59    $  1
                                          ====    ====

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE L - CONDENSED FINANCIAL STATEMENTS OF ASB COMMUNITY
         DEVELOPMENT CORP. (continued)

                       ASB COMMUNITY DEVELOPMENT CORP.
                          STATEMENTS OF CASH FLOWS
                     Years ended June 30, 2004 and 2003
                               (In thousands)


                                                             2004    2003

   Cash flows from operating activities:
     Net earnings for the year                               $   59     $    1
     Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities:
       Increase (decrease) in cash due to changes in:
       Prepaid expenses and other assets                         (9)         -
                                                             ------     ------
         Net cash provided by operating activities               50          1

   Cash flows provided by (used in) investing activities:
     Loan principal repayments                                   90          -
     Loan disbursements                                      (1,916)      (102)
                                                             ------     ------
         Net cash used in investing activities               (1,826)      (102)

   Cash flows provided by (used in) financing activities:
     Issuance of common stock                                     -          1
     Additional capital paid in                                   -      1,999
                                                             ------     ------
         Net cash provided by financing activities                -      2,000
                                                             ------     ------

   Net increase (decrease) in cash and cash equivalents      (1,776)     1,899

   Cash and cash equivalents at beginning of year             1,899          -
                                                             ------     ------

   Cash and cash equivalents at end of year                  $  123     $1,899
                                                             ======     ======

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


NOTE L - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   The following table summarizes the Corporation's quarterly results for the fiscal years ended June 30, 2004 and 2003. Certain amounts, as previously reported, have been reclassified to conform to the 2004 presentation.


                                                                  Three Months Ended
                                                September 30,    December 31,    March 31,    June 30,
   2004:                                                 (In thousands, except per share data)

   Total interest income                               $2,194          $2,222       $2,293      $2,245
   Total interest expense                                 740             723          808         780
                                                       ------          ------       ------      ------

   Net interest income                                  1,454           1,499        1,485       1,465
   Provision for losses on loans                           23              28           31          29
   Other income                                           211             170          134         190
   General, administrative and other expense              944             981          983         835
                                                       ------          ------       ------      ------

   Earnings before income taxes                           698             660          605         791
   Federal income taxes                                   197             149          155         243
                                                       ------          ------       ------      ------

   Net earnings                                        $  501          $  511       $  450      $  548
                                                       ======          ======       ======      ======


   Earnings per share
     Basic                                             $  .30          $  .31       $  .27      $  .34
                                                       ======          ======       ======      ======

     Diluted                                           $  .29          $  .30       $  .26      $  .33
                                                       ======          ======       ======      ======

                             ASB FINANCIAL CORP.

                        June 30, 2004, 2003 and 2002


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

Larry F. Meredith                                Director
Retired School Administrator

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

Larry F. Meredith                  Director

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

                       Illinois Stock Transfer Company
                         209 West Jackson Boulevard
                                  Suite 903
                        Chicago, Illinois 60606-6905
                                (312)427-2953


                               ANNUAL MEETING

=============================================================================

The Annual Meeting of Shareholders of ASB Financial Corp. will be held on October 27, 2004, at 11:00 a.m., local time, at the Shawnee State Park Resort and Conference Center, 4404B State Route 125, West Portsmouth, Ohio 45663. Shareholders are cordially invited to attend.


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